QuickLinks -- Click here to rapidly navigate through this document

As filed with the Securities and Exchange Commission on June 27, 2007

Registration No. 333-134271

UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SAMSONITE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3100 (Primary Standard Industrial Classification Code Number)	36-3511556 (I.R.S. Employer Identification Number)
575 West Street, Suite 110 Mansfield, Massachusetts 02048 (508) 841-1400 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Deborah Rasin
Vice President-Legal, General Counsel and Assistant Secretary
Samsonite House
Executive Offices
4 Mondial Way
Harlington
Hayes
Middlesex UB3 5AR
United Kingdom
+44 20 8564 4200
+44 20 8564 6970 (facsimile)
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Gregory A. Fernicola, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 (212) 735-3000 (212) 735-2000 (facsimile)	Sebastian R. Sperber Cleary Gottlieb Steen & Hamilton LLP City Place House 55 Basinghall Street London EC2V 5EH 44 20 7614 2200 44 20 7600 1698 (facsimile)

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.01 per share	$500,000,000	$15,350(4)

Depositary Interests(3)	N/A	N/A

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes shares subject to the underwriters' over-allotment option and shares owned by certain of the selling stockholders that are subject to a stock lending arrangement.

(3)
No separate consideration will be received for the depositary interests. For a description of the depositary interests, see the section of the prospectus entitled "Part XXII: Depositary Interests."

(4)
Previously paid.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

        This registration statement relates to a global offering of shares of common stock of Samsonite Corporation. In connection with the global offering, Samsonite will have its shares of common stock listed on the Official List of the U.K. Financial Services Authority and admitted to trading on the London Stock Exchange, which is expected to be the principal trading market for Samsonite's common stock following the offering. The form of prospectus to be used outside of the United States (the "Non-U.S. Prospectus") will be identical to the form of prospectus to be used in the United States (the "U.S. Prospectus"), except that the Non-U.S. Prospectus will have a different cover page and will contain certain legends and required disclosures in the pages immediately following the cover page. The form of U.S. Prospectus follows immediately after this Explanatory Note. Following the form of U.S. Prospectus are the alternate cover and other pages for the Non-U.S. Prospectus, each of which is marked "Alternate Page for Non-U.S. Prospectus".

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

PROSPECTUS

Preliminary Prospectus dated June 27, 2007

                           Shares

Common Stock

        This is a public offering of shares of our common stock (the "Shares"). Samsonite Corporation is selling       Shares and certain of our stockholders are selling       Shares at an offer price expected to be between       pence and       pence per Share. We will not receive any proceeds from the sale of Shares offered by the selling stockholders.

        Investing in the Shares involves risks that are described in the "Risk Factors" section beginning on page 7 of this prospectus.

        Our Shares are currently traded in interdealer and over-the-counter transactions, and price quotations have been available in the "pink sheets" under the symbol "SAMC.OB". Price quotations are also available on the Over-The-Counter Bulletin Board (the "OTCBB"). On June 26, 2007, the best bid price and last sale price of the Shares as reported by the Pink Sheets LLC at www.pinksheets.com and the OTCBB at www.otcbb.com were $1.26 per Share and $1.28 per Share, respectively (or $4.41 per Share and $4.48 per Share, respectively, after giving effect to the one-for-3.5 reverse stock split that we expect to effect on or prior to completion of this offering).

        Application will be made for our Shares to be admitted to the Official List of the U.K. Financial Services Authority and to trading on the London Stock Exchange under the symbol "         " (together referred to as "Admission").

	Per share	Total

Public offering price	£	£

Underwriting discount	£	£

Proceeds before expenses, to us	£	£

Proceeds before expenses, to the selling stockholders	£	£

        If the underwriters sell more Shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional       Shares from certain of the selling stockholders only for the purpose of covering such sales which may be made in connection with the global offering and distribution of the Shares. They may exercise that option for 30 days after the date of commencement of conditional dealings in the Shares on the London Stock Exchange. Offers and sales in the United States will be conducted by affiliates of the underwriters that are broker dealers registered with the SEC. Merrill Lynch, Pierce, Fenner & Smith Incorporated shall make offers and sales in the United States for Merrill Lynch International, and Goldman, Sachs & Co. shall make offers and sales in the United States for Goldman Sachs International.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about                          , 2007.

Merrill Lynch International	Goldman Sachs International
Morgan Stanley	UBS Investment Bank

The date of this prospectus is                           , 2007

          No dealer, salesperson or other person is authorised to give any information or to represent anything not contained in this document. You must not rely on any unauthorised information or representations. This document is an offer to sell only the Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this document is current only as of its date. Our business, financial condition, results of operations and prospects may have changed since that date.

PART I: SUMMARY INFORMATION

          The following summary should be read as an introduction to this document. Any decision to invest in the Shares should be based on consideration of this document as a whole by the investor and not solely on this summarised information. Where a claim relating to the information contained in this document is brought before a court in a Member State of the European Economic Area, or EEA, the plaintiff investor might, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating this document before legal proceedings are initiated. Following the implementation of the relevant provisions of the Prospectus Directive (Directive 2003/71/EC) in each member state of the EEA, no civil liability will attach to those persons responsible for this summary in any such member state, including any translations of this summary, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this document.

Information on Samsonite

          We are one of the world's largest and most recognised designers and distributors in the luggage industry, as well as one of the leading distributors of business, computer, outdoor, and casual bags (based on our percentage of luggage sales, calculated using GIA data, as well as on our internal data and records). We sell our products under a number of well-known brand names, primarily Samsonite Black Label, Samsonite, American Tourister and Lambertson Truex, and licensed brand names such as Lacoste and Timberland. With net sales of $1.1 billion for fiscal year 2007, an increase of approximately 10.7 per cent from the preceding fiscal year, we are the leader in the global luggage industry and significantly larger than any of our principally regionally based competitors (based on our percentage of luggage sales in various regions, calculated using GIA data). Our net sales for fiscal years 2006 and 2005 were $966.9 million and $902.9 million, respectively. Our compound annual growth rate, or CAGR, on sales from fiscal year 2004 to fiscal year 2007 was 11.3 per cent.

          In fiscal year 2007, we had a consolidated net loss to common stockholders of $145.2 million after preferred stock dividends of $138.4 million and the cumulative effect of an accounting change of $1.4 million. The consolidated loss for fiscal year 2007 also includes $22.5 million in premiums paid on the repurchase of our 8 7/8% Senior Subordinated Notes due 2011, the repurchase and redemption of our Floating Rate Senior Notes due 2010 and the related write-off of deferred financing costs. In fiscal years 2006 and 2005, we had a consolidated loss to common stockholders of $1.5 million and $23.4 million, respectively.

          We distribute a broad range of products that include softside, hardside and hybrid (combination of hard and softside) luggage, business and computer bags, outdoor and casual bags, shoes, accessories and other related products. Our product assortment includes product lines appealing to many types of consumers, including those focused on luxury under the Lambertson Truex product line and on premium products under the Samsonite Black Label product line; those focused on quality, functionality and durability which are featured in the Samsonite lines; or value-conscious consumers who prefer the American Tourister brand. In addition to using our Samsonite and American Tourister brand names on the products we manufacture or distribute, we license these brand names to third parties for use on products that include travel accessories, leather goods, furniture and other products.

          Our products are sold in over 100 countries at various types of retail establishments, including over 300 Samsonite operated retail stores in North America, Europe, Asia and Latin America, over 500 shop-in-shop concessions principally in Asia and over 200 franchised retail stores. In addition, our products are sold through www.samsonitecompanystores.com, www.samsoniteblacklabel.com and the websites of many of our customers. We design the majority of our luggage products at our facilities in Europe, North America and Asia. Our products are produced by third party suppliers that satisfy Samsonite's quality and production standards or Samsonite operated manufacturing facilities. Sales in Europe, North America and in our other markets (including Asia and Latin America) comprised 41.9 per cent, 35.3 per cent and 21.6 per cent of our net sales, respectively, in fiscal year 2007. Licensing revenues comprised the remaining 1.2 per cent of total revenues.

          Our principal corporate office is at 575 West Street, Mansfield, Massachusetts 02048, our telephone number is +1 508 851 1400, and our main website is www.samsonite.com. In May 2006, we opened a new executive office at Samsonite House, 4 Mondial Way, Harlington, Middlesex UB3 5AR, United Kingdom, where our Chief Executive Officer and executives responsible for core global functions are or will be based. The telephone number of our new executive office is +44 20 8564 4200.

Competitive Strengths

          We have a premier global brand franchise in a leading industry position based on:

  •
  our complementary portfolio of strong, well-known brands (based on internal company-wide information); and

  •
  leading global brand awareness (based on internal company-wide information) fuelled by increasing marketing and advertising.

          We have attractive growth prospects based on our:

  •
  operating in a growing and dynamic industry;

  •
  diversified revenue streams providing numerous growth opportunities; and

  •
  industry leading position in product innovation (based on Company records showing approximately 116 U.S. patents and approximately 879 patents in selected countries other than the United States).

          We have a strong operating performance based on:

  •
  an effective global manufacturing and sourcing network; and

  •
  reliable and sustained cash flow generation.

          We also have an experienced and incentivised management team.

Strategy

          We are pursuing strategic initiatives that are designed to capitalise on our underlying business strengths, growing and diversifying our revenue stream, improving our profitability and enhancing the resiliency of our business. Key elements of our business development strategies include:

  •
  introducing a stream of innovative and contemporary products into the market;

  •
  strengthening support behind our brand and product marketing and advertising;

  •
  expanding our retail distribution platform;

  •
  pursuing expansion opportunities in high-growth geographic markets;

  •
  exploiting new business opportunities;

  •
  improving our gross margins; and

  •
  continuing to improve operating efficiencies and cash flow generation.

Summary Financial Information

          The table below sets out our summary financial information for the periods indicated. The data has been extracted without material adjustment from our consolidated financial statements prepared in accordance with U.S. GAAP. U.S. GAAP and IFRS differ in certain significant respects.

			Year ended January 31,
	Three months ended April 30,
			Year ended January 31,
	2007	2006	2007	2006	2005	2004	2003
	(unaudited)		(audited)
	(in thousands, except per Share amounts)
Statement of Operations Data
Net Sales	$264,695	240,977	1,070,393	966,886	902,896	776,451	752,402
Gross Profit	$140,597	123,231	545,942	470,381	417,014	347,907	321,294
Gross Margin Percentage(1)	53.1%	51.1%	51.0%	48.7%	46.2%	44.8%	42.7%
Operating Income	$19,427	19,129	79,840	73,035	65,735	67,690	68,739
Net income (loss) before Cumulative Effect of an Accounting Change	$(2,954)	3,501	(8,229)	13,321	(9,698)	2,751	(2,455)
Cumulative Effect of an Accounting Change(2)	$—	1,391	1,391	—	—	—	—
Net income (loss)	$(2,954)	4,892	(6,838)	13,321	(9,698)	2,751	(2,455)
Preferred Stock Dividends	$—	(3,880)	(138,386)	(14,831)	(13,683)	(31,055)	(42,837)
Net income/(loss) to Common Stockholders	$(2,954)	1,012	(145,224)	(1,510)	(23,381)	(28,304)	(45,292)
Weighted Average Shares Outstanding — Basic and Diluted (prior to reverse stock split)	742,010	227,175	266,665	226,587	224,764	122,842	19,863
Net income/(loss) per Common Share — Basic and Diluted (prior to reverse stock split)(3)	$— *	0.01	(0.54)	(0.01)	(0.10)	(0.23)	(2.28)
Weighted Average Shares Outstanding — Basic and Diluted (as adjusted for reverse stock split)(4)	212,003	64,907	76,190	64,739	64,218	35,098	5,675
Net income/(loss) per Common Share — Basic and Diluted (as adjusted for reverse stock split)(4)	$(0.01)	0.02	(1.91)	(0.02)	(0.36)	(0.81)	(7.98)
Cash Dividend Declared per Common Share (prior to reverse stock split)	$—	—	0.23	—	—	—	—
Cash Dividend Declared per Common Share (as adjusted for reverse stock split)(4)	$—	—	0.805	—	—	—	—

Note:
* Less than $(0.01) per share.
Balance Sheet Data (as of end of period)
Cash and Cash Equivalents	$51,202		78,548	85,448	56,378	29,524	22,705
Property, Plant and Equipment, Net	$106,122		103,999	89,100	98,810	114,471	112,895
Total Assets	$643,826		651,125	567,251	563,083	501,888	493,664
Long-Term Obligations (including Current Installments)	$470,760		489,819	297,832	338,841	327,567	423,155
Stockholders' Deficit	$(224,681)		(222,274)	(51,213)	(56,342)	(29,385)	(470,447)

Notes:

(1)
Gross Margin Percentage is derived by expressing Gross Profit as a percentage of Net Sales.

(2)
As described in Note 13 to the accompanying consolidated financial statements, on February 1, 2006 the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment ("SFAS 123R"). In accordance with SFAS 123R, the cumulative effect of the difference between the fair value of liability classified awards under SFAS 123R for deferred compensation arrangements and the intrinsic value of the awards under the accounting method previously utilised was recorded as the cumulative effect of a change in accounting principle at February 1, 2006.

(3)
Loss per Share — Basic and diluted for the three months ended April 30, 2007 and 2006 and for the fiscal years 2007, 2006, 2005, 2004 and 2003 was computed based on the weighted average number of Shares outstanding during the respective periods. Basic loss per Share and diluted loss per Share are the same for these periods because the net loss to common stockholders causes potentially dilutive Shares for options, warrants and convertible preferred stock to be anti-dilutive.

(4)
As adjusted for the effects of the one-for-3.5 stock consolidation that will be completed on or prior to Admission.

Risk Factors

Risks Related to Our Business and Industry

  •
  Events which negatively affect travel levels adversely affect our business.

  •
  A downturn in the economy may affect consumer purchases of our products, which could adversely affect our sales.

  •
  Our inability to respond to changes in consumer demands and market trends could adversely affect our sales.

  •
  Our ability to continue our sales growth is dependent upon the further implementation of our growth strategies, which we may not be able to sustain.

  •
  Part of our retail strategy relies upon our ability to lease quality locations at competitive prices. We may incur significant costs if our retail strategy fails and we are forced to close retail locations.

  •
  In a continually evolving marketplace, we must be able to maintain effective distribution channels that serve our customers' purchasing patterns, and control over our wholesale and license distribution channels is critical.

  •
  Some of our product lines are manufactured under licensed trademarks and any failure to retain or renew such licenses on acceptable terms may have an adverse effect on our business.

  •
  Failure to maintain the stature of our brands or a positive image of our company could have an adverse effect on our operating results and financial condition.

  •
  We may not be able to realise the cost-saving benefits associated with the use of overseas third party vendors, and our vendors may be unable to deliver products in a timely cost-effective manner or to meet our quality standards.

  •
  We are dependent on our trademarks and patents, and our products may be the subject of counterfeit reproduction.

  •
  The luggage market is highly fragmented; we face competition from many smaller competitors.

  •
  Failure to attract and retain key and qualified personnel may adversely affect our ability to conduct our business.

  •
  We are party to a number of lawsuits which have been brought in connection with the August 31, 2005 sale by of the Henin-Beaumont site by Samsonite Europe N.V. and its French subsidiary, Samsonite SAS.

  •
  Our Major Stockholders have historically exercised significant influence over us and, following completion of the global offering, will retain significant rights.

  •
  The business of our subsidiaries with international operations may be adversely affected by international business risks and fluctuations in currency exchange and translation rates.

  •
  Any material weaknesses in our internal control over financial reporting could result in a misstatement in our financial statements.

  •
  Our business may be adversely affected if we continue to encounter complications in connection with the implementation of our SAP information management software.

  •
  We have relocated certain of our management functions to the United Kingdom. Such relocation, if not structured in an appropriate manner on an ongoing basis, could lead to material adverse tax consequences for the group.

  •
  We have a leveraged capital structure which could adversely affect our financial health.

  •
  If interest rates rise, our operating results may decline due to higher borrowing costs.

  •
  We are subject to restrictive covenants imposed by our senior credit facility and by an agreement we are party to with the Pension Benefit Guaranty Corporation.

  •
  We have underfunded and unfunded U.S. pensions and post-retirement obligations, which could adversely affect our liquidity.

  •
  We are a U.S. incorporated company that is not subject to a significant amount of English legislation, rules, guidelines and codes of conduct, including the U.K. Combined Code on Corporate Governance, or Combined Code, and the City Code on Takeovers and Mergers.

  •
  We cannot assure investors that we will make dividend payments in the future.

Risks Related to the Global Offering

  •
  If an active trading market for the Shares does not develop, the price of the Shares may suffer and may decline below the offer price, and it may be difficult for investors to sell their Shares.

  •
  The trading price of our Shares could be extremely volatile.

  •
  Future sales or issuances of our Shares could adversely affect the trading price of our Shares.

  •
  Investors in the global offering will suffer immediate and substantial dilution relative to the net tangible book value per Share.

  •
  Future issuances of our Shares, including pursuant to our stock option plans, could dilute the voting power of investors in the global offering and may reduce our earnings per Share.

Share Information

          On or prior to Admission, each of our issued and outstanding Shares will be reclassified and combined into a smaller number of Shares represented by the ratio of one-for-3.5 Shares. Unless otherwise indicated and save for information contained in our summary financial information, selected financial information and historic financial statements set out in Parts I, XIII and XX of this document, all historic share numbers, share prices and other share related information presented in this document have been adjusted to reflect what such share numbers, share prices and other share related information would have been had the one-for-3.5 stock consolidation already taken place at the relevant time.

Summary of the Global Offering

          Under the global offering, we will issue             Shares, raising proceeds of approximately £              million, net of underwriting commissions.

          Assuming no exercise of the over-allotment option and an offer price at the mid-point of the offer price range, the Major Stockholders will offer an aggregate of              Shares under the global offering, representing       per cent of our issued share capital immediately following Admission. Assuming that they elect to sell in the global offering the maximum number of Shares eligible to be sold by them, the Selling Executive Stockholders will sell             existing Shares through the global offering, receiving gross proceeds of approximately £             million and net proceeds of approximately £              million. The aggregate number of Shares to be sold by the Major Stockholders and the Selling Executive Stockholders is dependent on the offer price and may be higher or lower than this number. Other factors which may influence this decision include prevailing market conditions and the composition and quality of the order book for our Shares following a bookbuilding process.

          The exact numbers of Shares to be issued by us and to be sold by the Major Stockholders and the Selling Executive Stockholders will be determined by Merrill Lynch International and Goldman Sachs International (on behalf of the underwriters), in consultation with us and the Major Stockholders, following the conclusion of the bookbuilding process.

          If the underwriters sell more Shares than the total number agreed to be sold by us, the Major Stockholders and the Selling Executive Stockholders, the underwriters will have an option to buy up to an additional             Shares from the Major Stockholders only for the purpose of covering such over-allotments, which may be made in connection with the global offering and distribution of the Shares. They may exercise that option for 30 days after the date of commencement of conditional dealings in the Shares on the London Stock Exchange.

          Under the global offering, Shares will be offered to certain institutional and professional investors. Certain restrictions that apply to the distribution of this document and the Shares being issued and sold under the global offering in jurisdictions outside the United Kingdom are described under "Details of the Global Offering — Selling Restrictions" set out in Part XXI of this document.

Use of Proceeds

          We will receive approximately £              million in net proceeds from the global offering after deducting estimated underwriting commissions and expenses payable by us. We will not receive any of the proceeds from the sale of Shares by the selling stockholders. We will use the net proceeds payable to us primarily to repay debt incurred under our senior credit facility and to pay for the expenses we and the selling stockholders have incurred in connection with the global offering.

Dividend Policy

          On December 20, 2006, our Board of Directors approved a special cash distribution in an aggregate amount of $175 million, consisting of dividends on our Shares and our then outstanding convertible preferred stock and certain dilution adjustment payments to holders of certain of our outstanding stock options (the "Distribution"). On January 5, 2007, as part of the Distribution we paid dividends in an amount of approximately $0.805 per Share. Other than the dividends paid in connection with the Distribution, we have not declared any cash dividends on our Shares, but we are currently considering adopting a dividend policy relating to the payment of cash dividends in the future. The payment of dividends will be a business decision to be made by our Board of Directors from time to time based on such considerations as the Board of Directors deems relevant. In addition, dividends are payable only out of funds legally available under Delaware law, subject to any restrictions contained in our debt instruments. The payment of dividends on our Shares is currently limited by certain provisions of our senior credit facility.

Current Trading and Prospects

          Trading for the consolidated group continues to grow. Group revenues for the five-months ended May 31, 2007 compared to the same period in the prior fiscal year grew by a total of approximately 12.2 per cent. Sales grew partially because of the weaker U.S. dollar, which increased reported sales from foreign operations (primarily from Europe) by approximately 4.7 per cent. Current year sales were adversely impacted by approximately $9.5 million compared to the prior year as a result of the adverse impact of the implementation of new SAP software in the Company's U.S. operations.

          The Directors believe that the group strategy of elevating brand image, new product introductions, and increased expenditures on advertising and promotional activities have contributed to trading growth.

          The Directors anticipate that the group's sales for the current fiscal year will continue the trend of improvement over the prior year, while operating performance will enjoy modest improvement over the prior year as the Company continues to assimilate its global strategy to expand into luxury market segments and grow direct retail operations.

Major Stockholders

          Following the completion of the global offering, our three Major Stockholders and their affiliates will own in aggregate approximately       per cent of our outstanding voting stock (assuming no exercise of the over-allotment option). No individual Major Stockholder will own more than       per cent of our outstanding voting stock. We are currently party to a Stockholders Agreement with the Major Stockholders relating to their rights as stockholders in Samsonite and the corporate governance of Samsonite. In addition, we are currently party to Advisory Agreements with each of our Major Stockholders or their designee. For the purpose, among others, of ensuring that we are eligible for Admission as an entity which operates independently as required by the Listing Rules of the UK Listing Authority, prior to (and conditional upon) Admission, we will terminate this Stockholders Agreement and the Advisory Agreements, in the case of the latter, on payment to each Major Stockholder of a termination fee in the amount of $500,000. Prior to (and effective upon) Admission, we will enter into a letter agreement with our Major Stockholders, pursuant to which, subject to Ares, Bain Capital or OTPP, as the case may be, individually owning at least 10 per cent of our issued and outstanding share capital, each of our Major Stockholders will agree to take all action lawfully within its power to cause the Board of Directors to include one director nominated by Ares, Bain Capital or OTPP, respectively. While we believe our Board will be capable of operating effectively and independently of our Major Stockholders on Admission, the rights which our Major Stockholders will retain may nonetheless permit them to exercise a significant influence over our operations.

PART II: RISK FACTORS

          Prospective investors in the Shares should carefully consider the risks described below and other information in this document before acquiring any Shares. Any of the risks described below could have a material adverse effect on our business, financial condition and operating results and could therefore have a negative effect on the trading price of the Shares. Some of the following factors relate principally to our business and the sector in which we operate. Other factors relate principally to an investment in the Shares. The risks and uncertainties described below are not intended to be exhaustive but represent the risks that we believe are material. Additional risks and uncertainties not presently known to us, or which we currently deem immaterial, may also have a material adverse effect on our business, financial condition and operating results and could therefore have a negative effect on the trading price of the Shares and affect your investment.

Risks Related to Our Business and Industry

Events which negatively affect travel levels adversely affect our business.

          Demand for our products is affected by the public's attitude towards the safety of travel, particularly air travel, the international political climate and the political climate of destination countries. Hostilities in the Middle East and other regions, events such as terrorist attacks and the threat of additional attacks, and the resulting political instability and concerns over safety and security aspects of traveling, may have an adverse impact on demand for our products. Additionally, the incidence or spread of contagious diseases (such as Severe Acute Respiratory Syndrome, commonly known as SARS, or Avian flu) may lead to a general reluctance by the public to travel, which could cause a decrease in demand for our luggage products and, as a result, may have an adverse effect on our sales, results of operations and financial condition. Any restrictions on airline activity imposed as a result of increased regulation (such as in relation to noise pollution, greenhouse gas emissions and other environmental laws) may also adversely affect our business.

A downturn in the economy may affect consumer purchases of our products, which could adversely affect our sales.

          Our sales levels are correlated to general economic and business conditions in the global markets in which we sell our products. Our business is subject to economic conditions in our major markets, including recession, inflation, deflation, general weakness in retail and travel markets, and changes in consumer purchasing power. Any significant declines in general economic conditions or uncertainties regarding future economic prospects that affect consumer spending habits could have a material adverse effect on consumer purchases of our products and adversely affect our sales and gross profit margins. Moreover, a downturn in the economy may particularly affect consumer purchases of premium or luxury items, such as Samsonite Black Label and Lambertson Truex products.

Our inability to respond to changes in consumer demands and market trends could adversely affect our sales.

          Our success depends on our ability to identify, originate and define product and market trends as well as to anticipate, understand and react to changing consumer demands in a timely manner. Our future business prospects are dependent on our ability to enhance our existing luggage products and accessories and to develop and market innovative new offerings that achieve market acceptance. Our products must appeal to a broad range of consumers whose preferences cannot be predicted with certainty and are subject to rapid change. Consumer preferences differ in markets around the world. For example, in the United States, consumer preferences are primarily driven by price and features of the product, while in Europe and Asia, there is an increased focus on brand recognition. The enhancement of our luggage products and development of additional products are subject to all of the risks associated with new product development, including unanticipated delays, misjudgment of market trends, expenses or other difficulties that could result in the abandonment of or substantial change in our product development projects and the marketing or acceptance of these enhancements or new offerings. In addition, failure to continually enhance our products and to keep pace with market trends could result in a decrease in sales of our products.

Our ability to continue our sales growth is dependent upon the further implementation of our growth strategies, which we may not be able to sustain.

          During recent years, we have experienced a growth in sales driven in part by our new products and geographical expansion and retail expansion strategies. Our ability to continue this growth is dependent on the successful continuation of these strategies. This includes diversification of our product offerings to include items beyond luggage, such as footwear and licensed products, and expansion of our Company operated Samsonite retail and outlet locations. There can be no assurance that the expansion of our product offerings will be successful or that new products will be profitable or generate sales comparable to those we have recently experienced or that our increased emphasis on growth in the luxury goods market will result in our brand names and products achieving a high degree of consumer acceptance in that market. If we misjudge the market for our products, we may be faced with significant excess inventory for some products and missed opportunities for other products.

          Implementation of our business strategy also involves the continued expansion of our network of Company operated retail stores around the world. Over the next several years, our goal is to open and operate directly or through franchises a number of additional Samsonite Black Label retail locations in large-market, fashion-oriented international shopping districts in major cities throughout the world, as well as a number of additional Samsonite stores in high-traffic street locations and/or shopping malls. Our ability to continue opening these new store locations depends upon, among other things, our ability to operate them at a profit, finance their opening and operations, secure them at reasonable rental rates and hire and train management and personnel to staff the stores. If we cannot address these challenges successfully, we may not be able to expand our business or increase our revenues at the rate we currently contemplate.

Part of our retail strategy relies upon our ability to lease quality locations at competitive prices. We may incur significant costs if our retail strategy fails and we are forced to close retail locations.

          We lease the majority of our Company operated retail stores. We are planning to increase our network of Company operated retail stores around the world. Accordingly, the success of this aspect of our strategy is in part dependent on our ability to secure affordable, long-term leases and to secure renewals of such leases. Additional Samsonite Black Label retail stores will be located in areas typically associated with the sale of luxury goods. Such properties are generally highly sought after, and we may face intense competition from other companies for these locations. There can be no assurance that we will be able to purchase or lease desirable store locations or renew existing store leases on acceptable economic terms.

          In addition, we may be subject to potential financial risk associated with the cost of prematurely terminated leases. Failure of the Company operated retail stores to grow revenues as expected may oblige management to close a store (or stores) and thereby terminate a lease agreement prior to its expiration. While we try to enter into leases that provide us with flexibility in terms of termination, premature termination of a lease agreement may cause us to incur asset write downs for store lease acquisition costs, leasehold improvements, fixtures and fittings or inventory or incur a portion of the future lease costs after termination. In addition, it is possible that we may have to incur rental and other charges after closing such stores for undetermined periods up to the lease expiry date.

We must be able to maintain effective distribution channels that serve our customers' purchasing patterns, and satisfactory control of our wholesale and license distribution channels is critical.

          The retail market is marked by rapid changes in distribution channels and customer purchasing patterns. Our products are sold through diverse distribution channels, from our Company operated stores, through our website, and through retail locations of others, including department and specialty stores, national and mass merchant retailers, and warehouse clubs. Therefore, maintaining good relationships with superior distribution or joint venture partners and establishing new distribution channels to better serve our customers' purchasing patterns is key to our continued success. The increasing bargaining power of entities in the wholesale sector could result in them exerting downward price pressure on products that they distribute. Additionally, if distribution channel trends and purchasing preferences change and we are not positioned to take advantage of such changes, we could be excluded from important market segments and our sales and results of operations could be adversely affected.

          To achieve the geographical breadth that we are targeting, in some countries we enter into joint ventures to run our business. There can be no assurance that such joint ventures will prove successful. We also rely on our ability to control our distribution networks and licensees to ensure that our products are sold in environments consistent with our brand image. Any action by any significant wholesale customer or licensee, such as presenting Samsonite products in a manner inconsistent with our preferred positioning, could be damaging to our brand image. If, due to regulatory, legal or other constraints, we are in any way unable to control our wholesale distribution networks and licensees, the Samsonite brand image, and therefore our results and profitability, may be adversely affected.

Some of our product lines are manufactured under licensed trademarks and any failure to retain or renew such licenses on acceptable terms may have an adverse effect on our business.

          Our license agreement with Lacoste allows us to design, manufacture and market an extensive range of luggage, bags and leather goods under the Lacoste brand name. Products sold under the Lacoste brand name accounted for revenues of $61.0 million, or 5.8 per cent of our revenues, in fiscal year 2007. Additionally, we are party to a license agreement with the Timberland Company, or Timberland, which allows us to design, manufacture and market luggage, business and computer cases and backpacks under the Timberland brand name. The Lacoste license agreement requires us, in each year, to achieve increasing minimum net sales of Lacoste branded goods in the various territories in which we have agreed to sell such goods. The Timberland license agreement requires us in each year to achieve increasing minimum net sales of Timberland branded goods and to make increasing annual royalty payments to Timberland. A failure to achieve these minimum net sales that is not waived by Lacoste or Timberland would give the relevant licensor the right under their respective license agreements to terminate their respective license agreements for a particular territory (in the case of the Lacoste license agreement) or in full (in the case of the Timberland license agreement). The Lacoste and the Timberland license agreements expire on December 31, 2010 and December 31, 2011, respectively. There can be no assurance that we will be successful in maintaining or renewing the Lacoste or Timberland licenses, or other licenses which are of commercial value to us, on terms that are acceptable to us. The loss of the Lacoste or Timberland licenses could have a material adverse affect on our business, results of operations and financial condition.

Failure to maintain the stature of our brands or a positive image of our company could have an adverse effect on our operating results and financial condition.

          Our financial performance is influenced by the success of our brands, which, in turn, depends on factors such as product design, the distinct character of the products, the materials used to manufacture the products, the image of our stores, communication activities, including advertising, public relations and marketing, and general corporate profile. Additionally, our business strategy relies, in part, upon the successful carry-over of the Samsonite brand name to other product categories and the luxury goods market. Failure of the Samsonite brand name to carry-over to other products or the luxury goods market, or failure to maintain or increase the stature of our pre-existing brands or to successfully develop new brands could have an adverse effect on our operating results and financial condition.

We may not be able to realise the cost-saving benefits associated with the use of overseas third party vendors, and our vendors may be unable to deliver products in a timely cost-effective manner or to meet our quality standards.

          A significant portion of our net sales is derived from products that are manufactured by third party vendors, a majority of which are located in Asia and Eastern Europe. A significant change in these countries' economic policies could adversely affect our ability to manufacture our products in such countries. The implementation of higher tariffs, quotas or other restrictive trade policies by those countries to which these third party vendors export their products could negatively impact the cost-saving benefits of these outsourced operations overseas. These factors could adversely affect our ability to maintain or commence low-cost operations outside the United States and the European Union. Additionally, the violation of labour or other laws by any of our third party vendors, or the divergence of third party vendors' labour practices from those generally accepted as ethical by us or others in the United States and the European Union, could damage our reputation and force us to find alternative manufacturing sources.

          These third party vendors are subject to many risks, including foreign governmental regulations, political unrest, disruptions or delays in shipments, changes in local economic conditions and trade issues. These factors, among others, could influence the ability of these third party vendors to make or export our products cost-effectively or at all or to procure some of the materials used in these products. We depend upon the ability of these vendors to secure a sufficient supply of raw materials, adequately finance the production of goods ordered and maintain sufficient manufacturing and shipping capacity. Additionally, currency exchange rate fluctuations could increase the cost of raw materials or labour for these third party vendors, which they could pass along to us, resulting in higher costs and lower margins for our products, if we cannot pass these higher costs on to customers.

          If any of these factors were to render a particular country undesirable or impractical as a source of supply, there could be an adverse effect on our business. Our reliance on these vendors and the lack of direct control over these operations could subject us to difficulty in obtaining timely delivery of products of acceptable quality. In addition, a vendor's failure to ship products to us in a timely manner or to meet our quality standards could cause us to miss the delivery date requirements of our customers. The failure to make timely deliveries may cause our customers to cancel orders, refuse to accept deliveries, demand reduced prices or reduce future orders, any of which could harm our sales, reputation and overall profitability.

We are dependent on our trademarks and patents, and our products may be the subject of counterfeit reproduction.

          As a leading luggage manufacturer and retailer, we are dependent on our ability to protect and promote our trademarks, patents and other proprietary rights. We believe that our trademarks are adequately supported by applications for registrations, existing registrations and other legal protections in our principal markets. We own approximately 116 U.S. patents and approximately 879 patents (i.e., patents of inventions, industrial design registrations and utility models) in selected countries other than the United States. In addition, we have approximately 302 patent applications for such intellectual property registrations pending worldwide. We pursue a policy of seeking patent protection where appropriate for inventions embodied in our products. The loss of some or all of the protection of the patents could make it easier for other companies to enter our markets and compete against us by eroding our ability to differentiate our products. We cannot exclude the possibility that our intellectual property rights may be challenged by others or that we may be unable to register our intellectual property rights or otherwise adequately protect them in some jurisdictions. In addition, there can be no assurance that other companies will not be able to design and build competing products in a manner that does not infringe our patents.

          Furthermore, the luggage retail market is subject to numerous instances of product counterfeiting and other trademark infringements. A significant presence of counterfeit products on the market can negatively impact both the sales and the brand image of a manufacturer. Although we devote substantial resources on a worldwide basis to the protection of our intellectual property rights including, when appropriate, taking legal action, there can be no assurance that the actions taken by us to establish and protect the use of our intellectual property will be successful. The law and practice relating to the protection of intellectual property rights varies greatly from country to country and, as a result, our rights are more vulnerable in some jurisdictions than others. If any of our products are the subject of widespread counterfeit production or other similar trademark infringements, our business, financial condition and results of operations could be adversely affected.

The luggage market is highly fragmented; we face competition from many smaller competitors.

          We compete with many domestic and international companies in our global markets. We compete based on brand name recognition, consumer advertising, product innovation, quality, differentiation of product features, customer service and price. The worldwide luggage market is highly fragmented, meaning that we have many competitors. Our products compete with other brands of products within their product category and with private label products sold by retailers, including some of our wholesale customers. We compete with numerous manufacturers, importers and distributors of luggage, accessories and other products for the limited space available for the display of these products to the consumer. Given the general availability of contract manufactured products, barriers to entry into the manufacturing of softside luggage are relatively low and we face competition from many low-cost manufacturers of inexpensive, softside luggage products. For example, we have faced increased competition in the low- to mid-end of the luggage market due to competitors introducing new products at lower prices. If our competitors reduce the price at which they sell their products, we may be forced to reduce the price of our products, which may reduce our revenues and/or gross profit margins. We cannot guarantee that we will be able to compete effectively in the future in our markets.

Failure to attract and retain key and qualified personnel may adversely affect our ability to conduct our business.

          Our future success depends, in large part, on the efforts and abilities of our executive officers and design teams who execute our business strategy and identify and pursue strategic opportunities and initiatives. In particular, we are highly dependent on the continued services of Marcello Bottoli, our President and Chief Executive Officer, and other executive officers and key employees who possess extensive industry knowledge. We are a party to employment agreements with these executives which provide for compensation and other benefits. The agreements also provide for severance payments under certain circumstances. The loss of the services of these persons for any reason, as well as any negative market or industry perception arising from that loss, could have a material adverse effect on our business. We may incur costs to replace key employees who leave, and our ability to execute our business model could be impaired if we cannot replace departing employees in a timely manner. As the business grows, we will need to attract and retain additional qualified personnel and develop, train and manage an increasing number of management level, sales and other employees. We cannot guarantee that we will be able to attract and retain personnel as needed in the future.

We are party to a number of lawsuits which have been brought in connection with the August 31, 2005 sale by of the Henin-Beaumont site by Samsonite Europe N.V. and its French subsidiary, Samsonite SAS.

          Samsonite Europe N.V. and Samsonite SAS, which are wholly owned subsidiaries of the Company, are defendants in a lawsuit (the "H-B 1 Action") filed in France in November 2006 related to the sale of the H-B site. The HB Group and Energyplast are also defendants in the lawsuit. The plaintiff, Workers Council Energyplast ("Workers Council"), seeks to cancel the sale of the H-B site on the grounds that it was fraudulent, because it was allegedly designed to circumvent labor law rules regarding economic dismissals. On March 13, 2007, the Tribunal de Grande Instance in Paris dismissed the claim on the procedural grounds of lack of standing of the Workers Council. Counsel for the Workers Council appealed the dismissal on April 11, 2007. The appeal was heard by the Court of Appeal in Paris on June 7, 2007. The Court of Appeal is expected to render its decision in July 2007.

          On May 16, 2007, a lawsuit (the "H-B 2 Action") was filed by the CGT (a French Union) against Samsonite SAS, seeking to cancel the contribution by Samsonite SAS of the H-B site into Energyplast (then Artois Plasturgie, a subsidiary of Samsonite SAS), the subsequent sale of the shares of Energyplast, and the related agreements, on the same grounds as the H-B 1 Action. The action names as co-defendants Samsonite Europe NV, Samsonite Corporation, Bain Capital, Ares Corporate Opportunities Fund, Ontario Teachers' Pension Plan Board, Energyplast, the HB Group and SCP BTSG (the receiver appointed in the Energyplast bankruptcy), and is expected to be heard by the Tribunal de Grande Instance in Paris in September 2007.

          In May 2007, Samsonite learned that individual claims (the "H-B 3 Action") had been filed against Samsonite SAS, Samsonite Europe NV, Samsonite Corporation, Bain Capital, Ares Corporate Opportunities Fund, Ontario Teachers' Pension Plan Board, Energyplast, HB Group, CGEA IDF OUEST and SCP BTSG by a majority of the employees of Energyplast in the Conseil de Prud'Hommes, the employment tribunal in Lens, France. To date, Samsonite has received letters from the employment tribunal notifying us of individual claims that have been received from six former executives and also from 180 of the 196 non-management employees of Energyplast that were employed at the time of the transfer of the H-B site. The executives and non-management employees in these actions allege wrongful termination by Energyplast following the sale of the H-B site, and claim damages of five years salary. The claims received to date amount to an aggregate amount of approximately Euro 17.6 million (approximately $23.5 million), being comprised of approximately Euro 1.6 million (approximately $2.0 million) for the executives and approximately Euro 16.1 million (approximately $21.5 million) for the non-management employees. The tribunal is expected to hear the matter in October 2007.

          The Company believes that the appeal of the Court's decision in the H-B 1 Action, as well as each of the H-B 2 Action and the H-B 3 Action, are without merit and intends to vigorously defend its position in each such matter; however, an unfavorable resolution of these matters could have a material adverse effect on the Company's financial position and results of operations.

Our Major Stockholders have historically exercised significant influence over us and, following completion of the global offering, will retain significant rights.

          Prior to the global offering, our three Major Stockholders and their affiliates controlled approximately 85 per cent of our voting stock (assuming the exercise of certain warrants to subscribe for Shares). We are currently party to a Stockholders' Agreement dated as of July 31, 2003 with the Major Stockholders and others relating to their rights as stockholders in Samsonite and the corporate governance of Samsonite (referred to in this document as the "Sponsors' Stockholders Agreement"). In addition, we are currently party to advisory agreements with our Major Stockholders or their designees, pursuant to which we are required to pay each of our Major Stockholders or its designee an annual advisory fee (referred to in this document as the "Advisory Agreements"). Pursuant to the terms of the Sponsors' Stockholders Agreement, the Major Stockholders have agreed to take all actions in their power to elect nominees selected by the Major Stockholders to our Board of Directors. In addition, pursuant to the Sponsors' Stockholders Agreement, our ability to take certain actions, including amending our charter, commencing bankruptcy proceedings and taking certain corporate actions (including debt incurrences, stock issuances, acquisitions, asset sales and the like), is subject to the written consent of either all or two thirds (depending on the action) of the Major Stockholders so long as the Major Stockholders collectively continue to hold at least 25 per cent of our outstanding voting stock. Accordingly, our Major Stockholders currently exercise significant influence over our Board of Directors and business and operations.

          Following the completion of the global offering, our three Major Stockholders and their affiliates will own in aggregate approximately    per cent of our outstanding voting stock (assuming no exercise of the over-allotment option). No individual Major Stockholder will own more than    per cent of our outstanding voting stock. For the purpose, among others, of ensuring that we are eligible for Admission as an entity which operates independently as required by the Listing Rules of the UK Listing Authority, prior to (and conditional upon) Admission, we will terminate the Sponsors' Stockholders Agreement and the Advisory Agreements, in the case of the latter, on payment to each Major Stockholder of a termination fee in the amount of $500,000. Prior to (and effective upon) Admission, we will enter into a letter agreement with our Major Stockholders, pursuant to which, subject to Ares, Bain Capital or OTPP, as the case may be, individually owning at least 10 per cent of our issued and outstanding share capital, each of our Major Stockholders will agree to take all action lawfully within its power to cause the Board of Directors to include one director nominated by Ares, Bain Capital or OTPP, respectively. Pursuant to this letter agreement, we will also grant the Major Stockholders certain demand registration rights and piggyback registration rights that are similar to equivalent rights that the Major Stockholders currently have under the Sponsors' Stockholders Agreement. Demand registration rights allow any Major Stockholder, subject to certain conditions, to require us to file a registration statement under the Securities Act covering sales of shares held by such Major Stockholder. Piggyback registration rights allow the Major Stockholders to require us to include such Major Stockholders' shares in registration statements that we are proposing to file. While we believe that our Board will be capable of operating effectively and independently of our Major Stockholders on Admission, the rights which our Major Stockholders will retain may nonetheless permit them to exercise a significant influence over our operations. The level of ownership of the voting stock by our Major Stockholders could have the effect of making more difficult, or of discouraging, absent the support of our Major Stockholders, a proxy contest, a merger involving Samsonite, a tender offer, an open market purchase program or purchases of Samsonite common stock that could give holders of such stock the opportunity to realise a premium over the then prevailing market price for their Shares. Our Major Stockholders may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests.

The business of our subsidiaries with international operations may be adversely affected by international business risks and fluctuations in currency exchange and translation rates.

          Approximately 65.2 per cent of our net revenues for fiscal year 2007 were attributable to our European and other non-U.S. operations, which include significant operations throughout Asia and Latin America, and approximately 34.8 per cent of our net revenues for fiscal year 2007 were attributable to our U.S. sales and licensing revenues. In addition to our U.S. and European distribution subsidiaries, we have wholly owned distribution subsidiaries in Canada, Latin America (Mexico, Colombia and Peru) and Asia (Singapore, Hong Kong, China, Japan, Taiwan and Malaysia). We have manufacturing subsidiaries in Belgium, Hungary and India. We are also a partner in joint ventures in Europe (Italy and Russia), Latin

America (Brazil, Argentina, Uruguay and Chile), Asia (South Korea, India, Thailand and Australia) and the Middle East (United Arab Emirates). Our operations may be affected by economic, political, social and governmental conditions in the countries where we have manufacturing facilities or where our products are sold. In addition, our operations could be adversely impacted by unfavorable exchange rates, new or additional currency or exchange controls, other restrictions being imposed on our operations, or expropriation.

          Our financial condition and results of operations may be adversely affected by fluctuations in the value of the U.S. dollar compared to the euro and other currencies. In fiscal year 2007, 65.2 per cent of our revenues were denominated in currencies other than the U.S. dollar (compared to 62.5 per cent and 61.8 per cent of our revenues in fiscal years 2006 and 2005, respectively). As we report our financial results in U.S. dollars, we also face a currency translation risk to the extent that the assets, liabilities, revenues and expenses of our subsidiaries and joint ventures are denominated in currencies other than the U.S. dollar. Most of those subsidiaries operate using the functional currency of the country in which it is located. During fiscal years 2005, 2006 and 2007, our results of operations were positively impacted by the strengthening of the euro and other foreign currencies relative to the U.S. dollar. While exchange rate fluctuations over the past several years have been to our benefit, future material fluctuations in the exchange rates of foreign currencies relative to the U.S. dollar could have a material adverse effect upon our business, financial condition or results of operations.

Any material weaknesses in our internal control over financial reporting could result in a misstatement in our financial statements.

          In preparing our financial statements for fiscal year 2006, our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures and concluded that, as of January 31, 2006, we did not maintain effective internal control over financial reporting because of a material weakness in our internal control over accounting for income taxes, including the calculation of deferred tax asset valuation allowances, which resulted in us having to restate our consolidated financial statements for fiscal years 2003, 2004 and 2005. We engaged an independent registered public accounting firm (other than our auditors, KPMG LLP) to perform an analysis of our internal control over accounting for and disclosure of income taxes. In response to their recommendations, we have expanded our tax accounting staff and undertaken a more rigorous analysis of controls over tax accounting and disclosures. As a result, as of January 31, 2007, we did not have any material weakness in our internal control over financial reporting. Any future material weaknesses in our internal control over financial reporting or our failure to remediate such material weaknesses could result in a misstatement in our financial statements not being prevented or detected and could adversely affect investor confidence in the accuracy and completeness of our financial statements, as well as our stock price.

Our business may be adversely affected if we continue to encounter complications in connection with the implementation of our SAP information management software.

          We are in the process of replacing all of our various business information systems worldwide with the SAP Enterprise Resource Planning system (SAP). As of June 2007, we had implemented the SAP system in Canada and the United States. We expect implementation of the entire system to be completed in calendar year 2009. We have, to date, experienced some delays in this implementation and, in the regions where we have implemented the SAP system, have experienced a slowdown in customer order processing and product shipments. We estimate that our reported sales for North America were adversely affected by approximately $9.5 million in the first quarter of fiscal year 2008 due to order cancellations and retail inventory shortages in our company-operated retail stores due to the slowdown in product shipments, resulting in an adverse effect on gross profit margin during the first quarter of fiscal year 2008 of approximately $3.7 million. In addition, we recorded a charge of $0.5 million for customer penalties due to these product shipment issues. We also believe that customers withheld more than $4.0 million in product orders during the first quarter of fiscal year 2008 because of issues surrounding product shipments in the United States. Subsequent to the end of the first quarter of fiscal year 2008, the Company's U.S. operations returned to near usual levels of customer order processing and product shipments. Any further delay in the scheduled implementation of, or disruption in the transition to, our new SAP system, could harm our ability to ship our products in a timely manner, accurately forecast sales demand, manage our supply chain, achieve accuracy in the conversion of electronic data and records and to report financial and management information on a timely and accurate basis. Failure to properly or adequately address these issues could result in the diversion of management's attention and resources, and impact our ability to manage our business and our results of operations.

We have relocated certain of our management functions to the United Kingdom. Such relocation, if not structured in an appropriate manner on an ongoing basis, could lead to material adverse tax consequences for the group.

          We have relocated a number of our executive officers and other senior management, together with certain of our management functions, to the United Kingdom. We have sought to structure the relocation and the ongoing exercise of such functions in a manner that will not cause Samsonite Corporation to become tax resident in the United Kingdom or to have a permanent establishment there for U.K. tax purposes. We have not sought advance clearance from the U.K. tax authorities as to whether they would regard Samsonite Corporation as being a company resident in the United Kingdom or as having a U.K. permanent establishment (there is no statutory clearance procedure). We have, however, as part of our relocation process, submitted applications to the U.K. and U.S. tax authorities with a view to agreeing a bilateral "Advance Pricing Agreement" in relation to the transfer pricing of certain management services to be provided from the United Kingdom to the group, which applications include details of the relocation and the management functions being or to be carried out in the United Kingdom. The U.K. tax authorities have not, in the context of these discussions, raised residence or permanent establishment issues. While we believe that we are structuring our management functions in a way that achieves our objectives, there can be no assurance that we will succeed in doing so, or that the U.K. tax authorities will agree with our approach. Should we not succeed in structuring our affairs so Samsonite Corporation does not become tax resident in the United Kingdom and so Samsonite Corporation does not have a permanent establishment there, or should the U.K. tax authorities disagree with our approach, it is our intention to seek alternative solutions in relation to the location and structure of our management functions. The inability to implement this transition without Samsonite Corporation becoming resident or having a permanent establishment in the United Kingdom could lead to material adverse tax consequences for the group.

          Further, if Samsonite Corporation is found to be tax resident in the United Kingdom, agreements to transfer Depositary Interests in the Company will generally be subject to U.K. stamp duty reserve tax at 0.5 per cent of the consideration for such transfer.

We have a leveraged capital structure which could adversely affect our financial health and our ability to service our indebtedness and to grow our business.

          As of April 30, 2007 we had total indebtedness of $481.8 million and a stockholders' deficit of $224.7 million. Our substantial debt could have consequences to security holders, including:

  •
  it may require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, which would reduce the cash flow available to us for operations, working capital, capital expenditures, acquisitions and general corporate purposes;

  •
  it may limit our ability to obtain financing for working capital, capital expenditures, product development and general corporate purposes;

  •
  it may make us more vulnerable in the event of a downturn in general economic conditions or in our industry; and

  •
  it may limit our ability to adjust to changing market conditions and place us at a competitive disadvantage to less-leveraged competitors.

          If our cash flow and other capital resources are insufficient, we may be forced to reduce or delay capital expenditures, sell assets, try to obtain additional equity capital or refinance or restructure our debt, which among other things could potentially impair our growth strategy. There can be no assurance that any of those alternatives would be successful or allow us to meet our scheduled obligations in the future.

          In spite of the risk factor described above, the Company is of the opinion that, taking into consideration the net proceeds receivable by the Company from the global offering and the bank and other facilities available to it, the working capital available to its group is sufficient for its present requirements, that is, for at least the 12 months from the date of publication of this document.

If interest rates rise, our operating results may decline due to higher borrowing costs.

          We are party to a senior credit facility, consisting of a $450 million senior secured term loan facility which was drawn in full as of April 30, 2007 and an $80 million senior secured revolving credit facility of which $18 million was drawn as of April 30, 2007. Borrowings under the senior credit facility bear interest at rates adjusted periodically depending on our financial performance as measured each fiscal quarter and interest rate market conditions. We also have other short-term credit lines that we use from time to time to finance our foreign operations that are variable rate obligations. As of April 30, 2007, we had borrowings of $11.0 million under these other short-term credit lines. Borrowings under the senior credit facility and the short-term credit lines vary from time to time throughout the year as our business needs fluctuate. If interest rates rise, our interest expense will increase and our results of operations will be adversely affected.

We are subject to restrictive covenants imposed by our senior credit facility and by an agreement we are party to with the Pension Benefit Guaranty Corporation.

          During fiscal 2007, we entered into a new senior credit facility consisting of a senior secured term loan facility, a senior secured revolving credit facility and a letter of credit sub-facility. The senior credit facility contains financial and other covenants that, among other things, limit our ability to draw down the full amount of the revolving credit facility, engage in transactions with our affiliates, incur any additional debt outside of the senior credit facility, create new liens on any property, make acquisitions, participate in certain mergers, consolidations, acquisitions, liquidations, asset sales, investments, or make distributions or cash dividend payments to our equity holders or with respect to our subordinated debt. Such covenants will affect our operating flexibility and may require us to seek the consent of the lenders to certain transactions that we may wish to carry out. Agreements governing future indebtedness could also contain significant financial and operating restrictions. Any failure to comply with the covenants in our senior credit facility or in any other indebtedness to which we are a party could result in an event of default, which could permit acceleration of the relevant indebtedness and acceleration of debt under other instruments that may contain cross acceleration or cross default provisions. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments.

          We are also party to an agreement with the Pension Benefit Guaranty Corporation, or PBGC, pursuant to which we have granted to PBGC an equal and ratable lien in an amount of $66.6 million in the assets pledged as security under our credit facility referred to above. We have also agreed not to transfer any of our assets held in the United States to any of our subsidiaries or other businesses outside of the United States (other than in the ordinary course of business) for the term of the agreement.

We have significant underfunded and unfunded U.S. pensions and post-retirement obligations, which could adversely affect our liquidity.

          Since fiscal year end January 31, 2003, the estimated accumulated benefit obligation (the actuarial present value of benefits attributed to employee service and compensation levels prior to the measurement date without considering future compensation levels), or ABO, has exceeded the fair value of the assets of our pensions plans. This result is primarily due to the decline in equity markets during and after 2002 and a decline in the discount rate used to estimate the pension liability because of lower U.S. interest rates since 2002. The ABO exceeded the fair value of plan assets as of December 31, 2006, 2005 and 2004 by $53.0 million, $56.9 million and $42.2 million, respectively. The same facts that affected ABO also required that we take a charge (credit) to other comprehensive income (loss) of $(6.4) million, $9.2 million and $17.8 million, for the years ended January 31, 2007, 2006 and 2005, respectively. Accounting rule changes adopted as of January 31, 2007 required the Company to accrue an additional liability for underfunded pension and post-retirement obligations of $1.3 million, reduce intangible assets by $1.3 million and increase accumulated comprehensive loss by $2.6 million. Funding amounts for the underfunded Samsonite Employee Retirement Income Plan, or the Pension Plan, are determined by regulatory requirements, which have been changed recently and will become effective in 2008 with transition rules that apply for four years. The Company estimates that the minimum required contributions and payments for the U.S. pension and post-retirement benefits in fiscal 2008 will be approximately $16.5 million and from $6.0 million to $27.0 million, respectively, in fiscal years 2009 to 2012. Future market conditions and interest rates significantly impact future assets and liabilities of our pension plans and future minimum required funding levels, and similar charges or credits to stockholders' equity may be required in the future upon measurement of plan obligations at the end of each plan year.

We are a U.S. incorporated company that is not subject to a significant amount of English legislation, rules, guidelines and codes of conduct, including the Combined Code and the City Code on Takeovers and Mergers.

          We are a company incorporated in and subject to the laws of the State of Delaware in the United States. Accordingly, a significant amount of English legislation, rules, guidelines and code of conduct that regulate the operation of English companies does not apply to us. The laws of the State of Delaware apply to us and, as a company with shares and debt instruments registered with the SEC, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, or the Exchange Act. These laws provide for mechanisms and procedures that would not otherwise apply to English companies.

          While we are not currently in compliance with all of the corporate governance principles set out in the Combined Code, subject to the corporate governance principles applicable to Delaware incorporated companies, we are committed to moving over time to a position of substantial compliance with the Combined Code. However, there can be no assurance that we will be able to move to such a position, in particular as we will remain subject to the corporate governance principles applicable to Delaware incorporated companies which may not in all circumstances be consistent with the corporate governance principles set out in the Combined Code. In addition, our ability to constitute a Board whose composition is compliant with the recommendations of the Combined Code is subject to compliance by us with our agreement with our Major Stockholders to include certain nominees of our Major Stockholders for election to our Board of Directors.

          Although the City Code on Takeovers and Mergers (the "U.K. Takeover Code") will not apply to us, throughout the period when our Shares are included in the FTSE U.K. index series, if our Shares become so included, we will adhere to the U.K. Takeover Code to the extent practicable and if consistent with our obligations under the laws of the State of Delaware, including the fiduciary duties of our Board of Directors, the U.S. federal securities laws and other laws and regulations to which we are subject. In addition, our certificate of incorporation will be amended (immediately prior to Admission) to include provisions that, for as long as we have any Shares admitted to the Official List of the Financial Services Authority and traded on the London Stock Exchange, we will attempt to afford to our stockholders certain provisions similar to Rules 8 and 9 of the U.K. Takeover Code, subject to certain adaptations and limitations.

          In addition, our certificate of incorporation will be amended (immediately prior to Admission) to include a requirement that each stockholder who from time to time becomes or ceases to be interested in 3 per cent of the shares of capital stock of the Company is required to notify such interest to the Company upon acquisition or disposal of such interest. Any stockholder who has an interest of 3 per cent or more of the voting power of the outstanding shares of capital stock of the Company is required to notify the Company on any occasion that such stockholder's interest increases or decreases by one or more percentage points. Our certificate of incorporation will also be amended (immediately prior to Admission) to include a requirement that a stockholder or other person with an interest in our shares who is served with a disclosure notice by us must provide information to enable us to establish the nature and extent of his or her interest in any of our shares.

          The takeover provisions and the share disclosure provisions that will be included in our certificate of incorporation are subject to the DGCL and applicable Delaware law. The DGCL and Delaware law do not contain any requirement for stockholders who acquire a certain level of the voting stock of a Delaware company to make a mandatory offer for the company in the way that Rule 9 of the U.K. Takeover Code requires, nor do they oblige stockholders to disclose their interests in a Delaware company in the same way as stockholders of an English company governed by the U.K. Companies Act are required to do. In addition, our Board of Directors will not apply or enforce the provisions that seek to impose a requirement to make a mandatory offer and the provisions that require stockholders to provide us with information on their holdings in the event that the relevant stockholders subsequently comply with the applicable provisions or sell their holdings (or, in the case of a breach of the requirement to make a mandatory offer, that part of their holdings that gave rise to the obligation to make a mandatory offer) pursuant to transactions which our Board determines to be bona fide sales to persons not acting in concert with the relevant stockholders. The validity of these provisions has not been determined by any Delaware or other U.S. court, and there can be no assurance that these provisions would be upheld or enforced by a Delaware or other U.S. court in any or all respects or, if upheld and enforced, that a Delaware or other U.S. court would construe these provisions in the same way as an English court or the Panel on Takeovers and Mergers in the United Kingdom might.

We cannot assure investors that we will make dividend payments in the future.

          On December 20, 2006, our Board of Directors approved a special cash distribution in an aggregate amount of $175 million, consisting of dividends on our Shares and our then outstanding convertible preferred stock and certain dilution adjustment payments to holders of certain of our outstanding stock options (the "Distribution"). On January 5, 2007, as part of the Distribution we paid dividends in an amount of approximately $0.805 per Share. Other than the dividends paid in connection with the Distribution, we have not declared any cash dividends on our Shares, but we are currently considering adopting a dividend policy relating to the payment of cash dividends in the future. The payment of dividends will be a business decision to be made by our Board of Directors from time to time based on such considerations as the Board of Directors deems relevant. In addition, dividends are payable only out of funds legally available under Delaware law, subject to any restrictions contained in our debt instruments. The payment of dividends on our Shares is currently limited by certain provisions of our senior credit facility.

Risks Related to the Global Offering

If an active trading market for the Shares does not develop, the price of the Shares may suffer and may decline below the offer price, and it may be difficult for investors to sell their Shares.

          Although we intend to apply to have the Shares admitted to the Official List of the Financial Services Authority and to trading on the London Stock Exchange and it is expected that these applications will be approved, we can give no assurance that an active trading market for our Shares will develop or, if developed, be sustained following the global offering. If you purchase Shares in the global offering, you will pay a price that was not set in the existing limited public trading market. Instead, the initial offering price will be determined by the underwriters, in consultation with us and the Major Stockholders, following a bookbuilding process. Among the factors to be considered in determining the offer price, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and consideration of the above factors in relation to the market valuation of companies in related businesses. If an active or liquid trading market for the Shares does not develop, investors may have difficulty selling their Shares quickly, or at all.

          There has been a limited public market for our Shares since they were delisted from the Nasdaq Stock Market in 2002. Our Shares were delisted after we ceased to meet the Nasdaq Stock Market's ongoing listing requirements because of a decline in our share price. Our Shares are traded in the United States in interdealer and over-the-counter transactions, and price quotations are available in the "pink sheets" under the symbol "SAMC.OB". Price quotations are also available on the Over-The-Counter Bulletin Board in the United States. Daily trading volume in our Shares averaged approximately 47,733 Shares during calendar year 2006.

The trading price of our Shares could be extremely volatile.

          In recent years, the stock market has experienced extreme price and volume fluctuations. In particular, the market prices of securities of companies with a limited prior trading history have been extremely volatile. This volatility has affected the market prices of securities of companies for reasons frequently unrelated or disproportionate to the operating performance of such companies. The market price at which our Shares trade has in the past and may in the future fluctuate significantly in response to a number of factors, some specific to the us and our operations and some which may affect the markets in which we, or quoted companies generally, operate including:

  •
  our historical and anticipated results of operations;

  •
  large purchases and sales of our shares;

  •
  announcements of innovations or new products by us or our competitors;

  •
  changes in financial estimates by securities analysts regarding us, our industry or our competitors;

  •
  conditions and trends in the industries in which we or our competitors compete;

  •
  the occurrence of any of the risks described in this document;

  •
  the timing, size and nature of other offerings that may be outstanding or forthcoming on the London Stock Exchange or other equity markets;

  •
  legislative or regulatory changes affecting our operations; and

  •
  general market and economic conditions.

          Due to these factors, you may not be able to sell your shares of our common stock at or above the price you paid, which could result in you incurring substantial investment losses.

Future sales or issuances of our Shares could adversely affect the trading price of our Shares.

          Following the global offering, Ares, Bain Capital and OTPP, our three Major Stockholders, will hold     per cent,     per cent and     per cent, respectively, of our Shares. Our Major Stockholders will agree, save with the prior consent of the joint global coordinators, and subject to certain exceptions, not to dispose of their Shares for a period of 180 days following Admission. We will agree, save with the prior consent of the joint global coordinators, and subject to certain exceptions, not to issue further Shares, other than pursuant to the exercise of share options and in certain other limited circumstances, for a period of 180 days following Admission. Sales by us or our Major Stockholders of a substantial number of our Shares in the public markets following the expiration of these lock-up periods, or the perception that these sales might occur, could cause the market price of our Shares to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. All of the Shares sold in the global offering will be freely transferable, except for any Shares acquired by our "affiliates" (as that term is defined in Rule 144 under the U.S. Securities Act of 1933, or the Securities Act), which are subject to certain restrictions under the Securities Act. Nevertheless, we have granted our Major Stockholders and certain executives the right to require us, subject to certain conditions, to register their Shares under the Securities Act for sale into the public markets. Upon the effectiveness of such a registration statement, all Shares covered by the registration statement will also be freely transferable.

Investors in the global offering will suffer immediate and substantial dilution relative to the net tangible book value per Share.

          The offer price of our Shares is substantially higher than the net tangible book value per Share outstanding immediately after the global offering. Our net tangible book value per Share as of April 30, 2007, was approximately $(1.54). Net tangible book value per Share as of January 31, 2007 represents the amount of our total tangible assets minus our total liabilities, divided by the number of Shares that were outstanding on April 30, 2007. Investors who purchase our Shares in the global offering will pay a price per Share that substantially exceeds the net tangible book value per Share. If you purchase our Shares in the global offering, you will experience immediate and substantial dilution of $             in the net tangible book value per Share of our Shares, based upon an assumed offer price of     pence per Share, which is the mid-point of the offer price range. Additional dilution will occur if we issue additional Shares. For more information, see "Dilution" set forth in Part XVII of this document.

Future issuances of our Shares, including pursuant to our stock option plans, could dilute the voting power of investors in the global offering and may reduce our earnings per Share.

          After completion of the global offering, there will be    Shares outstanding. We expect, immediately prior to Admission, to adopt provisions in our certificate of incorporation under which our stockholders will be entitled to pre-emptive rights to purchase any additional equity securities issued by us, unless such rights have been waived by an affirmative vote of the holders of at least 75 per cent of the shares of our capital stock entitled to vote and represented at a meeting of our stockholders (at which a quorum is present) called for such purpose. These provisions will not apply to (i) the issue of Shares in connection with the global offering, (ii) any issue of equity securities pursuant to an employee stock option plan, (iii) any issue of equity securities resulting from the conversion or exercise of convertible securities, warrants, options or other subscription rights, (iv) any issue of equity securities resulting from the conversion of stock or other securities of any other corporation pursuant to a merger, acquisition or other corporate reorganisation, and (v) any issue of equity securities for consideration, wholly or partly, otherwise than in cash. In addition, until the annual meeting of our stockholders in 2008, such pre-emptive rights will not apply to any issue of equity securities which (together with any other equity securities issued in accordance with this exemption since Admission, but excluding any equity securities issued in accordance with paragraphs (i) to (v) of the preceding sentence) comprise less than 5 per cent of our total number of issued shares immediately following Admission. As of January 31, 2007, there were approximately 1.2 million Shares issuable pursuant to deferred compensation awards and approximately 27.1 million additional Shares reserved for issuance pursuant to employee benefit plans.

          Notwithstanding the expected grant upon Admission to our stockholders of pre-emptive rights in relation to new issues by us of equity securities, certain holders of our Shares may not be able to exercise their pre-emptive rights unless we have complied with the relevant securities laws of the jurisdiction in which such holders are located. In the case of U.S. stockholders, we will need to file a registration statement under the Securities Act, which is effective with respect to such rights, or there will need to be available an exemption from the registration requirements thereunder. We intend to evaluate at the time of any rights offering the costs and potential liabilities associated with compliance with foreign securities laws, as well as the indirect benefits to us of thereby enabling the exercise by holders of our Shares of their pre-emptive rights. No assurance can be given that we will choose to comply with the requirements of the securities laws of every jurisdiction where our stockholders are located. If we choose not to comply with the securities laws of any particular jurisdiction, we will not be able to offer pre-emptive rights to holders of our Shares who are located in such jurisdiction.

PART III: PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Financial Information

          Unless otherwise indicated, financial information in this document has been prepared in conformity with accounting principles generally accepted in the United States, or U.S. GAAP. This document contains audited financial information for the three year period ended January 31, 2007 and unaudited financial information for the three months ended April 30, 2007 and 2006. U.S. GAAP and International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board as adopted by the European Commission for use in the European Union differ in certain significant respects.

          We and our U.S. subsidiaries prepare our financial statements according to a fiscal year ending on January 31, but our non-U.S. subsidiaries prepare their financial statements according to a fiscal year ending on the previous December 31. The consolidated accounts for our group are prepared for a fiscal year ending on January 31, and we consolidate accounts prepared to the same date for us and our U.S. subsidiaries and to the previous December 31 for our non-U.S. subsidiaries. All financial information in this document is given on a consolidated basis for our group. References in this document to a fiscal year denote the calendar year in which the fiscal year for our consolidated financial statements ended (for example, the "2007 fiscal year" or "fiscal year 2007" refer to the 12 months ended January 31, 2007).

          We are in the process of replacing all of our various business information systems worldwide with the SAP Enterprise Resource Planning system (SAP). As part of this process, we may change the fiscal year according to which we prepare our audited consolidated financial statements so that it ends on December 31. If we change our fiscal year, our first set of audited consolidated results following Admission will be our results for the period ending December 31, 2007. This will consolidate our financial statements and those of our U.S. subsidiaries for the 11 months ended December 31, 2007 and the financial statements of our non-U.S. subsidiaries for the 12 months ended December 31, 2007. However, there can be no assurance that we will be able to successfully implement SAP on the planned timetable. If implementation is delayed, we may not change the fiscal year according to which we prepare our audited consolidated financial statements until the period ending on December 31, 2008. See "Risk Factors — Risks Related to Our Business and Industry — Our business may be adversely affected if we continue to encounter complications in connection with the implementation of our SAP information management software" in Part II of this document. References in this document to the "2008 fiscal year" or "fiscal year 2008" refer to the fiscal year ending on January 31, 2008 or, if we change our fiscal year as described above, to the fiscal year ending on December 31, 2007.

Share Information

          On or prior to Admission, each of our issued and outstanding Shares will be reclassified and combined into a smaller number of Shares represented by the ratio of one-for-3.5 Shares, as described under paragraph 2.5 of "Additional Information" set out in Part XXIII of this document. Unless otherwise indicated and save for information contained in our summary financial information, selected financial information and historic financial statements set out in Parts I, XIII and XX of this document, all historic share numbers, share prices and other share related information presented in this document have been adjusted to reflect what such share numbers, share prices and other share related information would have been had the one-for-3.5 stock consolidation already taken place at the relevant time.

          For further information on our capitalisation, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capitalisation and Indebtedness Statement" set out in Part XIV of this document and "Additional Information — Share Capital" set out in Part XXIII of this document.

Industry and Market Data

          Market data and other statistical information used throughout this document are based on independent industry publications, reports by market research firms or other published independent sources, such as Global Industry Analysts, Inc. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above.

Other Information

          In this document, references to the "United States" or "U.S." are to the United States of America and references to "U.S. dollars" or "$" are to the lawful currency of the United States, references to "pound", "pounds sterling", "sterling", "£" or "p" are to the lawful currency of the United Kingdom, references to the "E.U." are to the European Union, and references to "euro", "€" or "EUR" are to the currency introduced on January 1, 1999 pursuant to the Treaty on European Union signed in 1992. We prepare our financial statements in U.S. dollars.

          Some of the principal trademarks that we own or have rights to use, and that we refer to in this document, include Samsonite®, Samsonite® Black Label, American Tourister®, Lambertson Truex®, Lacoste® and Timberland®. Such trademarks are registered in the United States and may be registered in other jurisdictions.

          Unless the context requires otherwise all references herein to "Samsonite", "our group", "we", "our" or "us" mean Samsonite Corporation and its consolidated subsidiaries, and references to the "Company" are to Samsonite Corporation only.

PART IV: SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

          The U.S. Securities Exchange Commission, or SEC, encourages companies to disclose forward looking information so that investors can better understand a company's future prospects and make informed investment decisions. We make these types of statements directly in this document. Words such as "anticipates", "estimates", "expects", "projects", "intends", "plans", "believes" and words or terms of similar substance used in connection with any discussion of future operating results or financial performance identify forward looking statements.

          These forward looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward looking statements include, among others, the following factors:

  •
  a general decrease in travel levels or a downturn in the economy;

  •
  our inability to respond to changes in consumer demands and market trends;

  •
  our inability to implement our growth strategies, including our retail strategy;

  •
  a failure to maintain effective distribution channels;

  •
  the loss of any key license under which we manufacture and market goods;

  •
  a failure by our vendors to manufacture or deliver products in a timely, cost-effective manner or to meet our quality standards;

  •
  a failure to protect and promote our trademarks, patents and other proprietary rights;

  •
  an increase in competitive pressure among companies in our industry;

  •
  actions taken by the Major Stockholders;

  •
  fluctuations in currency exchange and translation rates;

  •
  complications in connection with our implementation of SAP information management software;

  •
  the relocation of certain of our management functions to the United Kingdom;

  •
  an increase in interest rates that causes our borrowing costs to rise; and

  •
  adverse changes in the securities markets generally.

          All forward looking statements reflect our present expectation of future events and are subject to a number of important factors and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. The factors under "Risk Factors" set out in Part II of this document, as well as any cautionary language in this document, provide examples of these risks and uncertainties. You are cautioned not to place undue reliance on the forward looking statements, which speak only as of the date of this document. Subject to any obligations under the Prospectus Rules, the disclosure and transparency rules of the Financial Services Authority, and the listing rules of the Financial Services Authority, and save as required by law, we are under no obligation, and expressly disclaim any obligation, to update or alter any forward looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. Prospective investors should specifically consider the factors identified in this document which could cause actual results to differ before making an investment decision.

PART V: GLOBAL OFFERING STATISTICS

Offer price range(1)	pence to pence
Number of Shares in the global offering
issued by Samsonite(2), (3)
sold by the Major Stockholders(2), (3), (4)
sold by the Selling Executive Stockholders(3), (4), (5)
Number of Shares subject to the over-allotment option(6)
Number of Shares in issue following the global offering(2)
Expected market capitalisation(2)	£
Estimated gross proceeds of the global offering receivable by Samsonite(2)	£
Estimated gross proceeds of the global offering receivable by the Major Stockholders(2), (7)	£
Estimated gross proceeds of the global offering receivable by the Selling Executive Stockholders(2)

Notes:

(1)
It is expected that the offer price will be within the offer price range. The offer price range is indicative only and may change during the course of the global offering, and the offer price may be set within, above or below the offer price range. The initial offer price for our Shares will be determined by the underwriters, in consultation with us and the Major Stockholders, following a bookbuilding process. Among the factors to be considered in determining the offer price, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and consideration of the above factors in relation to the market valuation of companies in related businesses. The offer price may differ significantly from prices prevailing in over-the-counter transactions and price quotations that have historically been available. See "Details of the Global Offering — Allocation and Pricing" set out in Part XXI of this document.

(2)
Based on an offer price of              pence, being the mid-point of the offer price range.

(3)
Given the amounts of proceeds we, the Major Stockholders and the Selling Executive Stockholders hope to raise in the global offering, a £             increase (decrease) from the mid-point of the offer price range would increase (decrease) the number of Shares being sold by us, the Major Stockholders and the Selling Executive Stockholders by              Shares,             Shares and              Shares, respectively. Any such changes in the number of Shares being offered and sold would have a corresponding impact on the percentage of Shares held by the Major Stockholders and the Selling Executive Stockholders after the global offering.

(4)
The aggregate number of Shares to be sold by the Major Stockholders and the Selling Executive Stockholders is dependent on the offer price and may be higher or lower than this number. Other factors which may influence the number of Shares to be sold include prevailing market conditions and the composition and quality of the order book for our Shares following a bookbuilding process.

(5)
Assumes that each Selling Executive Stockholder elects to sell in the global offering the maximum number of Shares eligible to be sold by him.

(6)
This figure will be up to 15 per cent of the aggregate number of Shares initially made available in the global offering and is subject to pro rata increase or decrease in the event that the aggregate number of Shares available under the global offering is increased or decreased, as the case may be.

(7)
Assumes no exercise of the over-allotment option.

          The initial offer price range should not be relied on as indicative of the price or value of our Shares and, save for any responsibility or liability that may be imposed by the FSMA or the regulatory regime established thereunder or by other applicable law, we, the selling stockholders and the underwriters disclaim all liability or responsibility whether arising in contract, tort or otherwise to persons acting or relying on the offer price range as indicative of the price or value of our Shares.

PART VI: EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Event	2007
Announcement of offer price and allocation
Publication of prospectus containing the offer price
Commencement of conditional dealings on the London Stock Exchange
Admission and commencement of unconditional dealings on the London Stock Exchange	8.00 a.m. on
CREST accounts credited
Where applicable, dispatch of definitive share certificates

          All times are London times. Each of the times and dates in the above timetable is subject to change.

          It should be noted that, if Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

PART VII: DIRECTORS, SECRETARY, REGISTERED OFFICE, HEAD OFFICE AND ADVISERS

Directors

John Allan	Non-Executive Chairman
Marcello Bottoli	President and Chief Executive Officer, Director
Richard H. Wiley	Chief Financial Officer, Treasurer, Secretary and Director
Charles J. Philippin	Non-Executive Director
Ferdinando Grimaldi Quartieri	Non-Executive Director
Antony P. Ressler	Non-Executive Director
Lee Sienna	Non-Executive Director
Donald L. Triggs	Non-Executive Director
Richard T. Warner	Non-Executive Director

Registered Office

Samsonite Corporation
c/o Prentice-Hall Corporation System, Inc.
2711 Centerville Road, Ste. 400
Wilmington, Delaware 19808

Head Office and Directors' Addresses

Samsonite Corporation
575 West Street
Mansfield, Massachusetts 02048

Advisers

Joint Bookrunners, Global Coordinators and Sponsors

Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ	Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB
Co-Lead Managers
Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA	UBS Limited 1 Finsbury Avenue London EC2M 2PP
Legal Advisers to Samsonite Corporation
As to English law: Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street Canary Wharf London E14 5DS	As to U.S. law: Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036
Legal Advisers to the Joint Bookrunners, Global Coordinators and Sponsors
As to English law: Linklaters LLP One Silk Street London EC2Y 8HQ	As to U.S. law: Cleary Gottlieb Steen & Hamilton LLP City Place House 55 Basinghall Street London EC2V 5EH

Independent Registered Public Accounting Firm	Reporting Accountants
KPMG LLP (US) 707 Seventeenth Street, Suite 2700 Denver, Colorado 80202	KPMG LLP 8 Salisbury Square London EC4Y 8BB

Registrar

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 1XZ

PART VIII: INDUSTRY

          Unless indicated otherwise, the statistics and projections in this section have been published by Global Industry Analysts, Inc., or GIA, an independent research organisation. The historical data was compiled from a variety of primary and secondary sources, including surveys of market participants. The primary and secondary research was completed over a four month period, and involved sending questionnaires to targeted marketing and sales executives worldwide, as well as sending detailed and focused letters to senior management, particularly those operating in markets that are not well reported on. The data, classified by GIA as "current analysis", covering the period 2001 through 2010, has been drawn from an extensive list of secondary sources combined with primary sources.

          A number of additional characteristics of GIA's published data should be taken into account. These include the fact that its product segment categories are not the same as those used by us; all of its sales figures are at the retail level, whereas most of our sales figures are not; GIA's data has all been translated by GIA into U.S. dollars according to currency values as of January 2, 2007; GIA's historic data has not been standardised to any base year currency values; GIA's projections do not take into account future foreign exchange rate movements; and none of the GIA data for the period from 2001 onwards has been adjusted for inflation, nor do its projections make any adjustments for inflation.

          We confirm that the information provided by GIA and other third parties has been accurately reproduced and so far as we are aware and have been able to ascertain from information published by those third parties, no facts have been omitted that would render the reproduced information inaccurate or misleading. Nonetheless, in light of the absence of publicly available information on a significant proportion of participants in the industry, many of whom are small and/or privately owned operators, the data on market sizes and projected growth rates should be viewed with caution. Additional factors which should be considered in assessing the usefulness of this data and in particular projected growth rates include: the fragmentation of the market; the fact that different market participants define the market or categorise product segments differently; the fact that developments in the industry are heavily dependent upon macroeconomic developments across many regions, and are susceptible to disruptions caused by wars, terrorist activities and other events that are not predictable and are outside the control of market participants; the fact that historical trends are significantly affected by the industry disruptions caused by the effects of the September 11, 2001 terrorist attacks in the United States; and a number of other factors described elsewhere in this document, including those set out in the section headed "Risk Factors" in Part II of this document. All of these factors limit the usefulness of the statistics and projections in this section.

Luggage Market

          According to a report prepared by GIA in May 2007, referred to herein as the GIA report, the global retail bag and luggage market was estimated at $39.2 billion in 2006 and is projected to reach $45.1 billion by 2010, reflecting a CAGR of 3.4 per cent over the period from 2001 to 2010. The market declined over the period from 2001 to 2003 mainly due to the adverse effect the September 11, 2001 events had on the travel industry and a general economic downturn. Travel and tourism are the primary drivers of luggage sales and, accordingly, regional and global luggage sales correlate favourably to the relative trend in airline and other forms of travel. According to the GIA report, this connection between the travel and luggage industries signifies that almost any event that affects the travel industry, such as terrorist attacks, armed conflict, epidemics and poor economic conditions, equally affects the luggage industry. During 2004 and 2005, the luggage industry began to grow once more as tourism and business travel increased.

          The luggage industry is sub-divided into a number of categories, with products generally manufactured from either leather, textiles, metals, plastics or a combination of these materials.

  •
  Suitcases / Pullmans — Suitcases, also known as pullmans, are usually offered in sizes from 24 inches to 36 inches in soft-sided, semi-soft and hard-sided structures. This category has seen a shift from hard-sided luggage to soft-sided hybrids and semi-soft luggage cases as consumers have demanded a combination of lightness, content protection, and durability.

  •
  Garment Bags and Carriers — Garment bags are designed to carry two to four garments on hangers while garment carriers are larger, and are usually able to hold up to ten or more garments on hangers. Although less popular than wheeled suitcases and carry-ons, this category continues to represent a significant portion of the product mix.

  •
  Totes and Casual Bags — Totes are usually casual multi-purpose bags made from fabric or leather, with shoulder straps, zippers and expandable bottoms. These bags are normally smaller than carry-ons and suitable for every day requirements.

  •
  Carry-ons — Carry-ons are small suitcases in various sizes less than 22 inches. They can be hard-sided, soft-sided or semi-soft and can be taken onto planes and stored under seats or in overhead lockers.

  •
  Business Bags and Cases — Business bags range from conventional leather briefcases to soft bags and laptop cases. Business cases are generally larger and are often described as "mobile offices". These bags are predominantly made from vinyl, fabric or leather. Novel backpacks, and briefcases that can be converted into backpacks, have replaced conventional brown coloured leather briefcases among many consumers.

  •
  Sports Bags — Sport bags are usually large bags, with functionality specific to their usage. This category is comparatively price inelastic with consumer preferences being weighted on greater functionality and additional carrying load.

  •
  Backpacks — Backpacks are available in a variety of sizes, designs and colours. As mobility and comfort are the key requirements for backpacks, there has been a gradual shift in market demand towards lighter and smaller bags. Backpacks on wheels include long pullout handles, and are popular among school-going kids.

  •
  Daypacks — Daypacks are well-organised products with a fashionable look, and provide additional features such as detachable computer cases and organisers. The global market has seen a shift in demand towards smaller or lightweight bags.

          The table below sets out the percentage breakdown of global luggage sales by product category in 2006.

Product Category	Percentage Breakdown of Sales in 2006
Suitcases, Pullmans, Casual Bags and Garment Bags	46%
Sports Bags, Backpacks and Daypacks	30%
Business Bags	16%
Other Luggage	8%

Source: GIA report

          Across all product categories, the weight of the bag is a key feature that consumers consider, with the majority favouring lightweight bags.

Geographical Markets

          According to the GIA report, the United States is the largest market for luggage, estimated at $17.5 billion for 2006. The U.S. market is expected to grow at a CAGR of 3.7 per cent from 2001 to 2010, reaching $18.8 billion by 2010.

          The Asia Pacific region is expected to experience the greatest future growth, with an expected CAGR of 5.4 per cent in the period from 2001 to 2010 driven by a growing population, an improved economic environment and rapidly increasing disposable incomes. In terms of value this translates into $5.9 billion by 2010, from an estimated $3.9 billion in 2006.

          The table below sets out the percentage breakdown of global luggage sales by region in 2006.

Region	Percentage Breakdown of Sales in 2006
United States	45%
Europe	23%
Asia Pacific (excluding Japan)	10%
Japan	10%
Latin America	5%
Canada	4%
Middle East	3%

Source: GIA report

Competition

          The global luggage market is highly competitive and fragmented, with a large number of participants in all segments and subcategories. Unlike Samsonite, most players are smaller with a strong regional focus and are generally privately owned. Due to the relatively low capital intensity of the industry, barriers to entry are relatively low. Competitive advantage is represented by brand strength and recognition, product quality, design and price, product differentiation and innovation, distribution capabilities and customer service. These factors are important for successful brand development on a global scale.

United States

          The U.S. market is highly fragmented, with several smaller companies competing for market share with the more established firms. The luggage market in the United States is highly correlated to broader travel trends, especially air travel. According to the GIA report, Samsonite has the greatest volume of sales in the U.S. market, followed by Atlantic Luggage Co. Other major players include Jansport, Tumi, Badanco, Boyt Harness, Eagle Creek, Hartmann and Platt Luggage.

          In recent years the U.S. market has seen a shift in consumer demand away from hard-sided luggage in favour of soft-sided and lighter weight luggage as well as hybrid luggage. U.S. manufacturers have increasingly looked abroad to source products to control costs and to benefit from price competitiveness. We believe that the U.S. market is primarily driven by price and features. While design has become increasingly important as consumers have become more style conscious regarding their luggage, we believe that product innovation towards greater functionality remains the key determinant of products' commercial success in the U.S. market. According to the GIA report, rising disposable income and increased leisure travel from baby boomers as they begin retirement are expected to drive growth in the U.S. market. Sub-categories such as lightweight and easily transportable luggage, and casual lifestyle lines, are expected to experience particularly strong growth.

Europe

          The European market is highly fragmented, with both national and local players in most of the countries with large markets. Both business and personal travel are expected to remain the main growth drivers for the luggage industry. According to a report by GFK Custom Research, Samsonite is a market leader in France, Germany and the United Kingdom. Other major players in Europe include Antler, Delsey, Roncato, Stratic, Rimova, Eastpak, Targus and Jansport.

          Italy is expected to emerge as the single largest European market for luggage, with estimated sales of $1.8 billion for 2006, accounting for a 20 per cent share of the total market. The United Kingdom and Germany are the second and third largest European markets with an estimated CAGR for the period from 2001 to 2010 of 3.25 per cent and 2.2 per cent, respectively.

          Luggage prices are expected to face increased pressure over the coming years, driven by cheaper imports and improved manufacturing technologies. The increasing demand for lifestyle products such as computer cases, sports bags and backpacks in Europe is leading to a shift from hard-sided luggage to soft-sided luggage and casual bag products. We believe that product development is an important element in the European market for luggage, and as a result manufacturers are introducing portable and lightweight luggage. According to the GIA report, rising per capita income is also having an impact on the luggage market, with consumers becoming more price conscious about the product's brand and quality.

Asia

          The Asian market is fragmented, with few large players and several local newcomers. Major players in the Asian market include ACE, Crown, Eminent, VIP and Mandarina Duck. In Asia, the largest product segment is suitcases, pullmans, casual bags and garment bags, accounting for 51 per cent of total sales in 2006, according to the GIA report. While Japan, India and China are the largest luggage customers in the Asian market, other key markets are South Korea, Hong Kong, Taiwan and Thailand.

          Almost 20 million Japanese citizens travel abroad each year and, accordingly, there is a strong demand for suitcases and pullmans. Compared to other regions, manufacturing in Japan is focused on the luxury segment and high quality products. Japan is also a significant market for imports, with strong demand for high-priced branded products from Europe, and strong demand for low-priced mass market products from China. Multinational companies have entered the Japanese market to capture the growing demand, with many opting for joint ventures and alliances to take advantage of local knowledge and retailer relationships. In India, a large portion of the luggage market consists of traditional low-cost stores and small companies which usually employ fewer than ten people, such as local corner shops. Recently, market growth has increased with the expansion of the tourism industry and the increased spending by Indians on travel due to growth in personal income. China offers a wide range of luggage, mostly made from leather and other soft materials. Many international firms have been outsourcing manufacturing of soft-sided cases to China, but there are a growing number of domestic Chinese luggage manufacturers establishing independent labels aiming to compete on the global market.

PART IX: OUR BUSINESS

General

          We are one of the world's largest and most recognised designers and distributors in the luggage industry, as well as one of the leading distributors of business, computer, outdoor, and casual bags (based on our percentage of luggage sales, calculated using GIA data, as well as on our internal data and records). We sell our products under a number of well-known brand names, primarily Samsonite Black Label, Samsonite, American Tourister and Lambertson Truex, and licensed brand names such as Lacoste and Timberland. With net sales of $1.1 billion for fiscal year 2007, an increase of approximately 10.7 per cent from the preceding fiscal year, we are the leader in the global luggage industry and significantly larger than any of our principally regionally based competitors (based on our percentage of luggage sales in various regions, calculated using GIA data). Our net sales for fiscal year 2006 and 2005 were $966.9 million and $902.9 million, respectively. Our CAGR on sales from fiscal year 2004 to fiscal year 2007 was 11.3 per cent.

          In fiscal year 2007, we had a consolidated net loss to common stockholders of $145.2 million after preferred stock dividends of $138.4 million and the cumulative effect of an accounting change of $1.4 million. The consolidated loss for fiscal year 2007 also includes $22.5 million in premiums paid on the repurchase of our 8 7/8% Senior Subordinated Notes due 2011, the repurchase and redemption of our Floating Rate Senior Notes due 2010 and the related write-off of deferred financing costs. In fiscal years 2006 and 2005, we had a consolidated loss to common stockholders of $1.5 million and $23.4 million, respectively.

          Our product assortment includes product lines appealing to many types of consumers, including those focused on luxury under the Lambertson Truex product line and on premium products under the Samsonite Black Label product line; those focused on quality, functionality and durability which are featured in the Samsonite lines; or value-conscious consumers who prefer the American Tourister brand. In addition to using our Samsonite and American Tourister brand names on the products we manufacture or distribute, we license these brand names to third parties for use on products that include travel accessories, leather goods, furniture and other products.

          We were founded in 1910 in Denver, Colorado, and began business as a trunk manufacturing company. We have since developed and launched different types of luggage, including the first suitcase on wheels in the 1970s, as well as pursued opportunities in the distribution of business, computer, outdoor and casual bags. Samsonite Corporation was incorporated as a limited liability company in Delaware in 1987. In 1993, our former parent company emerged from bankruptcy, subsequently merging with and changing its name to Samsonite Corporation. In addition, in 1993, we acquired the American Tourister brand. In 2000, we entered into a licensing agreement that allows us to design, manufacture and market a range of luggage, bags and leather goods under the Lacoste brand name. In 2003, we closed a recapitalisation transaction to improve our capital structure, resulting in our majority ownership by the Major Stockholders. In 2004, we appointed Marcello Bottoli as our President and Chief Executive Officer. In 2005, we entered into a licensing agreement with the Timberland brand to extend our reach in the outdoor and casual bag markets and began distribution of Timberland products during fiscal 2007. In 2006, we acquired a majority stake in Lambertson Truex, LLC, an American accessories business focused on the luxury market.

          Our products are sold in over 100 countries at various types of retail establishments, including department stores, high street shops and luggage specialty stores, mass merchants, warehouse clubs, computer and electronic superstores, office superstores, bookstores, and travel product stores. We also sell certain products through over 300 Samsonite operated retail stores in North America, Europe, Asia and Latin America, and in shop-in-shop concessions principally in Asia and in franchised retail stores. In addition, our products are sold through www.samsonitecompanystores.com, www.samsoniteblacklabel.com and the websites of many of our customers. We design the majority of our luggage products at our facilities in Europe, North America and Asia. Our products are produced by third party suppliers that satisfy Samsonite's quality and production standards or Samsonite operated manufacturing facilities. Sales in Europe, North America and in our other markets (including Asia and Latin America) comprised 41.9 per cent, 35.3 per cent and 21.6 per cent of our net sales, respectively, in fiscal year 2007. Licensing revenues comprised the remaining 1.2 per cent of total revenues.

Key Strengths

Premier Global Brand Franchise in a Leading Industry Position

          Complementary Portfolio of Strong, Well-Known Brands.    We believe that we are one of the world's largest and most recognised designers and distributors of luggage, and we have a strong heritage in the luggage market dating back to 1910. We believe that our leading market position is primarily the result of our portfolio of complementary products, well-known brand names, strong product offerings and global distribution and sourcing capabilities.

          We believe that the Company enjoys a very strong worldwide brand awareness (based on our percentage of luggage sales, calculated using GIA data, as well as on internal company-wide information). We believe that consumers are familiar with our products and are loyal to our brands. Primarily, we market our luggage products under the brand names Samsonite Black Label, Samsonite, American Tourister and Lambertson Truex. Our products and brands serve multiple markets from Lambertson Truex and Samsonite Black Label, respectively, for the luxury and premium markets to American Tourister for the value consumer. We also market products under license agreements with Lacoste and Timberland.

          Leading Global Brand Awareness Fuelled By Increasing Marketing and Advertising.    To further strengthen and support our brand, we commit substantial resources to advertising and marketing programs that promote the style, features, durability and quality of our products and direct the marketing of our products based on consumer demographics. Over the last three years, we have increased the absolute value of our marketing and advertising spending behind our brand by approximately 80 per cent to reach approximately 7 per cent of our sales. Based on surveys we have carried out, we believe that the Samsonite and American Tourister brands are the most widely recognised luggage brands by travellers in the United States. Our surveys also indicate that the Samsonite brand name is among the most widely recognised luggage brands in Western Europe.

Attractive Growth Prospects

          We Operate in a Growing and Dynamic Industry.    According to the GIA report, the global retail bag and luggage market was estimated at $39.2 billion in 2006 and is projected to reach $45.1 billion by 2010, reflecting a CAGR of 3.4 per cent over the period from 2001 to 2010.

          Diversified Revenue Streams Providing Numerous Growth Opportunities.    Our revenues are diversified across multiple geographic markets, distribution channels and consumer segments. Our products are sold in over 100 countries in Europe, North America, Asia and Latin America, with our largest customer accounting for 3.2 per cent and 3.3 per cent of our consolidated revenues in fiscal years 2007 and 2006, respectively. Total sales in our most significant growth markets (consisting of Asia and Latin America) accounted for 21.6 per cent of our total sales in fiscal year 2007 (compared to 17.5 per cent and 15.0 per cent of our total sales in fiscal years 2006 and 2005, respectively). Our growth in these regions is consistent with the general growth profile of these regions, and enables us to further balance our revenues geographically. We sell a broad range of luggage products, including suitcases, garment bags, and carry-on bags, as well as non travel related luggage products such as business and computer cases and casual bags and backpacks, through multiple distribution channels including Company operated retail stores, department stores, mass merchants, specialty stores, warehouse clubs and office superstores. We sell our products at multiple price points and to many different consumer segments. For example, Samsonite Black Label and Lambertson Truex are sold to very affluent customers, Samsonite to upper income and affluent consumers, American Tourister to the middle income and value conscious segment, and Lacoste and Timberland to affluent customers. While sales in certain markets and products have suffered in recent years as a result of certain events such as the SARS outbreak and the war in Iraq, we believe that our product and geographic diversification provide a buffer to the Company's consolidated results against events which only affect certain markets.

          We are an Industry Leader in Product Innovation.    We believe that many of today's most successful luggage products and features were introduced or popularised by Samsonite, including suitcases on wheels, full-featured, structured garment bags, ultra lightweight, softside suitcases, and innovative new wheel systems. Some of our innovations include:

  •
  pioneering the use of wheels on our suitcases in the 1970s;

  •
  introducing the three point locking system and Piggyback, the first commercially successful upright luggage case in the 1980s;

  •
  EZ-Cart, the upright suitcase that can be pushed or pulled in the 1990s;

  •
  the lightweight F'Lite hybrid luggage and the softside Spinner, a four-wheel system featured in several product lines in the 2000s; and

  •
  X'Lite, a new generation of luggage made from a lightweight, hard-side material that our research and development team produced with a petrochemical manufacturer and a Belgian university research centre.

          We own approximately 116 U.S. patents and approximately 879 patents in selected countries other than the United States. In addition, we have approximately 302 patent applications pending worldwide. As of the end of fiscal year 2007, we had 1,915 trademark registrations with another 200 pending trademark registration applications worldwide covering luggage, travel equipment, apparel products and retail services.

Strong Operating Performance

          Creation of Effective Global Manufacturing and Sourcing Network.    We have taken a number of actions to improve our supply chain and create our global product sourcing network, which consists of Samsonite operated manufacturing facilities and various third party finished goods suppliers located principally in Asia and Eastern Europe. During fiscal year 2007, the Company achieved significant direct product cost reductions by moving the purchase of softside products from high labour cost to low labour cost countries and by volume bundling raw materials purchases such as plastics, fabrics and components such as locks, wheels and handle systems. In the past few years, we have consolidated our hardside manufacturing capacity into two manufacturing plants in Belgium and India, and consolidated our softside manufacturing capacity into one manufacturing plant in Hungary. As part of this process, we closed three manufacturing facilities (in the United States, Mexico and Spain) and sold our French factory in 2005. We closed a further manufacturing facility in Slovakia in 2006. We have also created a centralised finished goods sourcing office in China, thus generating greater operating efficiency. Our global sourcing network enables us to obtain low production costs while maintaining the same high quality standards as are applied to the products we manufacture ourselves. Sourcing from third party suppliers of our softside products comprises approximately 95 per cent of our needs, up from 72 per cent in fiscal year 2004, which has contributed to a more efficient and flexible manufacturing cost structure. These improvements in our sourcing strategy and cost structure and the increase in the size of our Company operated retail stores and shop-in-shop concessions, together with price increases we have implemented, have increased our gross margins to 51.0 per cent in fiscal year 2007 (compared to gross margins of 48.7 per cent and 46.2 per cent in fiscal years 2006 and 2005, respectively).

          Reliable and Sustained Cash Flow Generation.    Our Company has generally produced consistent operational cash flow over the last few years. The Company increased its net cash provided by operating activities from $12.7 million in fiscal 2002 to $71.5 million in fiscal 2006, a CAGR of 53.9 per cent. Net cash flow from operating activities for fiscal 2007 declined to $31.1 million as a result of cash outflows for tender premiums paid to retire subordinated debt, implement our new SAP system and increase inventories for increased sales and expanded product offerings under licensed brands. The growth in our sales and increased gross margins during the last few years have driven a significant enhancement in our operating performance. In addition, in fiscal year 2005, we initiated an aggressive working capital efficiency improvement program, working capital being defined internally by the Company as accounts receivable plus inventory less accounts payable. Since then, save in the second half of fiscal year 2007, we have generally improved our working capital efficiency, mostly as a result of improved management of vendor payment terms and inventory reductions. We are committed to continuing to improve our working capital efficiency, which is a key metric in determining our management's variable compensation. Despite our retail expansion, our capital expenditure needs remain low, having averaged just 2.3 per cent of sales over the last three years.

Experienced and Incentivised Management Team

          Strong Management.    Our senior management team reflects our global reach, consisting of representatives from five different countries. Some members of our senior management team have spent significant time at Samsonite and others have joined the Company more recently to complement and enhance its capabilities. Management is incentivised through a program of short-term and long-term incentives, implemented as of fiscal year 2005. The incentive programs include: (i) an annual incentive scheme linked to growth in sales, earnings before interest, tax, depreciation and amortisation, or EBITDA, and to improvements in working capital efficiency, and (ii) a long-term incentive scheme comprising of the holding of options to purchase our common stock. The team is led by our CEO, Marcello Bottoli, a luxury goods and consumer products veteran who joined the Company in March 2004. Mr. Bottoli was previously the President and CEO of Louis Vuitton, part of the LVMH group, and has significant experience growing and developing consumer products companies. Mr. Bottoli was also part of the executive senior management team at Reckitt Benckiser, where he worked from 1991 to 2001, and held various positions with Boston Consulting Group and Procter & Gamble prior to 1991.

Business Development Strategies

          We are pursuing strategic initiatives that are designed to capitalise on our underlying business strengths, growing and diversifying our revenue stream, improving our profitability and our cash flow generation and enhancing the resiliency of our business. Key elements of our business development strategies include:

          Introducing a Stream of Innovative and Contemporary Products into the Market.    We aim to generate consumer preferred products combining Samsonite's historical strengths in technical and functional innovation with contemporary and stylish design. To further this goal, we employ a Creative Director with experience in the luxury fashion accessory industry and operate a new global design studio in London. Among other elements, our strategy includes joint product development projects with designers from the fields of fashion, architecture and design, such as product designer Marc Newson and fashion designers Matthew Williamson and Alexander McQueen.

          Strengthening Support Behind our Brand and Product Marketing and Advertising.    Our plans include continued growth in direct consumer advertising and marketing support programs for our trade customers. We are focusing our marketing programs on more effective targeted advertising, strengthened point-of-sale support and better customer service. We spend a large portion of our advertising budget on targeted print advertising campaigns and billboards. We also feature internationally recognized business and fashion celebrities in our advertising. For example, during fiscal year 2007, we featured Sir Richard Branson, actress Isabella Rossellini and Spanish flamenco dancer Joaquín Cortés, while in fiscal year 2008 we will feature advertising campaigns with fashion designer Alexander McQueen, racecar driver Danica Patrick and French actor Jean Reno. We spent approximately $77.5 million on advertising and promotional costs in fiscal year 2007, which constituted 7.2 per cent of our net sales and was a 9.5 per cent increase over fiscal year 2006.

          Expanding our Retail Distribution Platform.    We plan to continue to increase the business importance of our retail operations. We intend to open additional retail locations and modify our retail business model to operate stores under three different platforms: Samsonite Black Label, Samsonite stores and Company factory outlets. Samsonite Black Label stores are located in large-market, fashion-oriented international shopping districts in major cities throughout the world, while we plan to open additional Samsonite stores in high-traffic shopping malls and high street locations. Our Company factory outlets sell primarily discontinued items in our collections. We believe that the expansion of our retail operations will enable us to better control the introduction, marketing and presentation of our Samsonite Black Label and traditional Samsonite product lines. We also believe this strategy will enhance our brand image and solidify our price point positions at the higher ends of the luggage and casual bags market. This should in turn result in broader and more profitable distribution of our products both in our own stores and with our traditional wholesale customers.

          Pursuing Expansion Opportunities in High-Growth Geographic Markets.    We plan to continue to expand worldwide in countries where growing economies and reduced political and trade barriers provide opportunities for long-term growth. Our major region of focus will continue to be the Asia Pacific region, where, according to GIA, the projected CAGR is expected to be 5.4 per cent from 2001 to 2010 and will outpace all other major markets. We believe we are well-positioned to take advantage of this projected growth by virtue of our existing operations in the Asian markets, including China, Japan, India and the Pacific Rim. Our Asian business unit has achieved a CAGR of 25 per cent in net sales since the end of fiscal year 2003. In India, South Korea and China we have also entered into "franchise" arrangements with over 200 retailers that enable us to assist our partners with store location, signage, and retail marketing in exchange for exclusive supply arrangements. We will also continue to pursue expansion opportunities in other markets, including in Eastern Europe, Latin America, the Middle East and Asia, either by directly entering these markets or by acquisitions or joint ventures with third party distributors. We believe that these regions offer significant growth opportunities and, given our global manufacturing and brand presence, we are well positioned to increase sales and profitability in these regions.

          Exploiting New Business Opportunities.    We have a successful track record of leveraging our well-recognised brands to introduce new products, product extensions and brands. We believe there is opportunity to expand our market share in the luxury market for travel products and will continue to expand Samsonite Black Label through the introduction of upscale product lines such as Alexander McQueen, X'Lite, Vintage and Signat. Following the recent acquisition of a majority interest in American luxury accessory company Lambertson Truex, LLC, we will also consider acquiring other complementary brands if opportunities arise. We also believe there is an opportunity to reintroduce some of our more successful products, such as our re-edition of the Signat product line in fiscal year 2007 or, more recently, our Fashionaire line. We will continue our focus on the growing outdoor and casual bag market and the business and computer case markets, which together comprised approximately 25 per cent of our sales in fiscal year 2007. We believe that there are other opportunities to expand our brand in new product categories directly (e.g., shoes or small leather goods) or through licensing arrangements (e.g., eyewear, timepieces or stationary). We also intend to pursue additional licensing opportunities with recognised international consumer brands, such as our existing licenses with Lacoste and Timberland.

          Improving Our Gross Margins.    We plan to continue improving our gross margins by increasing our price levels as we introduce new, improved and feature-rich consumer product lines to replace aging, lower priced products, expanding our retail activities and improving our sourcing and coordinating certain raw material purchases by our suppliers to reduce the costs of our products. We intend to further optimise our supply chain and manufacturing operations, which might include reductions in company operated manufacturing facilities and partnering with third-party vendors.

          Continuing to Improve Operating Efficiencies and Cash Flow Generation.    We will continue to focus on strategies to reduce fixed manufacturing and administrative costs, reduce inventory to more efficient levels, shorten product delivery lead times, and increase responsiveness to changes in the marketplace. We will also continue to focus on improving our working capital efficiencies, maintaining or improving our high inventory turnover and receivable collection rates, building technical and development support to start co-development relationships with preferred finished goods vendors. We have also begun to adopt a collaborative approach to manufacturing, negotiating terms directly with the raw materials suppliers who then deliver directly to our manufacturers for assembly, thereby further enhancing cost control and generating cost savings.

Products and Development

          We distribute a broad range of products that include softside, hardside and hybrid (combination hardside and softside) luggage, business and computer bags, outdoor and casual bags, shoes, accessories and other related products.

          Below is our market positioning for each of our principal brands:

Brand Name	Percentage of Net Product Sales, Fiscal Year 2007		Market Positioning	Consumers
Owned Brand Names:
Samsonite Black Label	1.6%		Premium	Very affluent
Samsonite	70.0%		High-quality, innovative	Upper income, affluent
American Tourister	15.0%		Quality and value	Middle to lower income and value-conscious
Lambertson Truex	—	%(1)	Luxury	Very affluent
Licensed Brand Names:
Lacoste	5.8%		Premium sport and casual	Affluent
Timberland	0.6%		Casual and outdoor	Affluent
Other	7.0%

Total	100.0%

Note:

(1)
63 per cent interest in Lambertson Truex acquired by the Company effective as of July 6, 2006.

          Licensed Products.    We license our trademarks primarily for use on related product categories that are made and sold by licensees, either worldwide or in certain geographic regions. Our licensees are selected for competency in their product categories and usually sell parallel lines of products under their own or other brands. Examples of licensed products include leather business and computer cases (in North America only), furniture products, travel accessories, photo and audio storage gear, personal leather goods, umbrellas, cellular phone cases, school bags, shoes and children's products. Net sales include royalties earned and sales of licenses of $14.0 million, $16.6 million and $19.9 million, for the years ended January 31, 2007, 2006 and 2005, respectively. For fiscal year 2005 we had royalties of $4.9 million from a luggage manufacturer and distributor in Japan. In December 2004, the license agreement with our Japanese distributor lapsed and the Company initiated direct market sales in Japan.

          The following table sets forth an overview of the percentage of our fiscal year 2007 revenues from global sales of luggage, business and computer cases, and outdoor and casual bags by product categories:

Product Category	Percentage of Net Sales, Fiscal Year 2007	Principal Products	Key Brands	Main Distribution Channels
Luggage	66.8%	Hardside and softside luggage, garment bags, carry on bags	Samsonite Black Label, Lambertson Truex	Direct retail stores, specialty stores and high-end department stores
			Samsonite	Mid-level department stores, specialty stores, national chains, warehouse clubs, direct retail stores
			American Tourister	National chains, mass merchants, specialty stores, direct retail stores
Casual and Outdoor Bags	12.5%	Duffel bags, tote bags, backpacks, shoulder and hip bags, school bags, handbags	Lambertson Truex, Samsonite Black Label, Samsonite, Lacoste, Timberland	Specialty stores, department stores, national chains, warehouse clubs, sport and outdoor retailers
			American Tourister	National chains, mass merchants, specialty stores
Business and Computer Cases	12.0%	Briefcases, business cases, computer cases	Samsonite Black Label, Lambertson Truex	Direct retail stores, specialty stores and high-end department stores
			Samsonite	Department and specialty stores, office superstores, OEMs, warehouse clubs
			American Tourister	Mass merchants
Other	8.7%	Small leather goods, footwear, clothing, travel accessories	Samsonite Black Label, Lambertson Truex	Direct retail stores, high end department stores, specialty stores
			Samsonite, Lacoste	Department stores, specialty stores,
			American Tourister	Department stores, specialty stores, mass merchants

Total	100.0%

          Our product categories are described below. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part XIV of this document.

          Softside Luggage.    The softside luggage category includes suitcases, garment bags and soft carry-on suitcases. Approximately 95 per cent of the softside luggage we sell is made for us by independent finished goods suppliers located around the world. We produce the balance of our softside luggage and garment bags in our own facilities located in Eastern Europe. Our softside products are sold under all of our major brands.

          Over the past few years, Samsonite has introduced a number of innovative proprietary features in its softside luggage products in response to consumer demands for increased ease of use and better interior organisation, mobility and protection. An example is the SpaceMaster carry-on/tote designed to fit easily in airline overhead bins or under seats.

          Hardside Luggage.    We manufacture most of our hardside suitcases in Company owned factories. Our hardside luggage is sold under the Samsonite, Samsonite Black Label and American Tourister brands. Each line includes a variety of sizes and styles to suit differing travel requirements. We currently manufacture hardside suitcases using three basic processes: injection moulding, vacuum forming and pressure forming. Two of these processes require different types of plastic resin; the third uses proprietary, SRP (self-reinforcing polymer) laminates. Our hardside suitcases include proprietary features to reduce the case's overall weight, which facilitates packing and transport.

          Hybrid Luggage.    We have introduced products that include important proprietary designs and features of both the hardside and softside luggage. Generally, hybrid cases such as X'Lite use our various polymer moulding technologies to form the structural, protective shell portion, with textile based soft portions forming the rest of the product. Such travel products use our patented, proprietary process to mould sleek, tough polymer frames around laminated fabric panels to form extremely light shells.

          Business and Computer Cases.    We sell a variety of business and computer cases under our Lambertson Truex, Samsonite Black Label, Samsonite and American Tourister brand names. We are pursuing innovations in lighter weight and more fashionable styles meeting the functionality requirements of modern travellers. Our latest introductions are a line of women's computer bags, a line of casual business cases and a mobile office computer bag with Spinner wheels. We design and have our suppliers manufacture our softside business cases and computer cases. In addition, we license our brands to experienced business case distributors for the sale of certain products in the United States.

          Outdoor and Casual Bags.    The outdoor and casual bag market includes duffel bags, casual luggage, tote bags, athletic bags, traditional backpacks, daypacks, and shoulder bags. We have expanded our business in this growing market by increasing distribution of products under our licensed Lacoste brand and acquiring a majority interest in American luxury accessory brand Lambertson Truex. Additionally, the Company has obtained the license of the Timberland brand to extend its reach in the outdoor and casual bag markets and began distribution of Timberland products during fiscal year 2007. We believe that by offering consumers a number of product lines with varying styles and price points, we have the opportunity to capture a larger portion of this market.

Regions and Store Locations

          Our products are sold in over 100 countries around the world from the retail locations of others, from our own stores, over the Internet at www.samsonitecompanystores.com, www.samsoniteblacklabel.com and at the websites of a number of our customers. Retail channels of distribution primarily include department and specialty stores, national and mass merchant retailers, warehouse clubs and our own retail stores.

          Sales of our products tend to be only moderately seasonal. Sales are slightly higher in the third and fourth quarters of fiscal years when the back-to-school shopping season increases sales for backpack and casual products and when holiday travel and gift-shopping increases sales for our travel products and accessories.

          A summary of net sales follows:

	Fiscal Year 2007	Net Sales Fiscal Year 2006	Fiscal Year 2005
	(amounts in millions)
Europe	$448.4	417.4	406.0
North America	377.5	363.9	343.0
Asia	182.8	127.7	99.0
Latin America	48.2	41.8	36.1
Corporate & Other	13.5	16.1	18.8

Total	$1,070.4	966.9	902.9

          Europe.    Our Samsonite and Samsonite Black Label products in Europe are sold through specialty luggage and leather goods stores and department stores. We also sell our products through approximately 46 Company-operated Samsonite Black Label and Samsonite retail stores and outlets located throughout Western and Central Europe. In order to preserve the premium image of the Samsonite brand, Samsonite brand products are not distributed through discount retailers. Our American Tourister brand has been introduced in Europe as well as in Asia to establish a single global brand name in the discount channel (known in Europe as "hypermarkets"). American Tourister products are also sold through the traditional distribution channels (department and specialty stores) in Europe. Our direct sales and product demonstration force of approximately 130 people serves companies with retail outlets throughout Europe.

          In over 20 European markets where we do not have a direct sales force, we sell our products through distributors and agents. These distributors and agents, as well as those mentioned under "Elsewhere in the World" below, handle various travel related products in addition to our products. Distribution agreements generally provide for mutual exclusivity, whereby distributors do not handle competitors' luggage products and we do not sell to other distributors or agents in their territory.

          North America.    Our Samsonite Black Label products are sold in high-end department and specialty luggage stores. Our Lambertson Truex products are sold in high-end department stores. Our Samsonite and American Tourister branded products are sold in North America primarily through traditional luggage retail distribution channels such as mid-level department stores and luggage specialty stores. Some national retailers and warehouse clubs carry Samsonite and American Tourister products uniquely designed for them. American Tourister products are primarily sold to middle income and value conscious consumers through discount channels such as mass merchants where we do not distribute the Samsonite brand. Our direct sales force of approximately 40 professionals services our customers' retail outlets throughout North America.

          We currently operate approximately 150 retail stores in North America that distribute Samsonite and, to a lesser extent, American Tourister products. In fiscal year 2007, approximately 31.7 per cent of our sales in North America came from our retail stores.

          Asia.    We sell our products through approximately 60 Company operated Samsonite retail stores, and over 500 Company operated shop-in-shop concessions in department stores and non-Company operated franchise stores, as well as specialty stores and travel stores. We market directly in Australia, Japan, Korea, India, China, Hong Kong, Singapore, Taiwan, Thailand and Malaysia. In other Asian markets where we do not market directly, we sell through distributors and agents. Our American Tourister brand is sold in selective Asian markets through hypermarkets, specialty stores and department stores. Revenues from Asian operations increased 43.1 per cent from fiscal year 2006 to fiscal year 2007.

          Latin America.    Our Samsonite and American Tourister branded products are sold in Latin America primarily through traditional luggage retail distribution channels such as department stores and luggage specialty stores. We also operate over 20 retail stores in Latin America that distribute Samsonite and American Tourister products. A number of these stores are company outlet stores that provide a profitable distribution channel to liquidate our excess and discontinued products. As American Tourister products are primarily sold to middle income and value conscious consumers, discount channels such as mass merchants and warehouse clubs are especially important to the distribution of American Tourister branded products in Latin America. Revenues from Latin America increased 15.3 per cent from fiscal year 2006 to fiscal year 2007.

          Elsewhere in the World.    In markets outside Europe, North America, Asia and Latin America, we sell our products either directly by export or through agents and distributors or under license. Products sold in these international markets are shipped from Eastern and Western Europe or Asia depending upon product type and availability. In some instances, we entered new markets through third party distributors and subsequently acquired these third party distributors as the markets developed. In a number of these markets, our distributors operate monobrand Samsonite "franchise" stores that provide a vehicle for distributing the products in markets where organised distribution is not widespread.

Distribution Channels

          Specialty stores.    Our products are currently sold in specialty luggage stores around the world. Sales through specialty stores represented approximately 26.6 per cent of our net product sales in fiscal year 2007, compared with 26.1 per cent and 26.5 per cent of our net product sales in fiscal year 2006 and fiscal year 2005, respectively.

          Department stores.    Our products are currently sold in department stores, such as Macy's, Lane Crawford and Harrods. Department store sales represented approximately 22.5 per cent of our net product sales in fiscal year 2007, compared with 22.3 per cent and 21.3 per cent of our net product in fiscal year 2006 and fiscal year 2005, respectively.

          Mass merchants.    Our products are currently sold in mass merchant stores such as Wal-Mart in the United States and Auchan in Europe. Sales through mass merchant stores represented approximately 6.0 per cent of our net product sales in fiscal year 2007, compared with 6.3 per cent and 5.4 per cent of our net product sales in fiscal year 2006 and fiscal year 2005, respectively.

          Office superstores.    Our products are currently sold in office superstores such as Staples in the United States. Sales through office superstores represented 3.1 per cent of our net product sales in fiscal year 2007, compared with 3.8 per cent and 4.8 per cent of our net sales in fiscal year 2006 and fiscal year 2005, respectively.

          Warehouse clubs.    Our products are currently sold in warehouse clubs, mostly in the United States, such as Costco. Sales through warehouse clubs represented approximately 2.1 per cent of our net product sales in fiscal year 2007, compared with 1.9 per cent of our net product sales in both fiscal year 2006 and fiscal year 2005.

          Retail stores.    Our products are also sold through our network of directly operated stores. Our stores reinforce Samsonite's global position as a leading, worldwide luxury travel and accessories brand. We currently operate over 300 retail stores worldwide that distribute Samsonite, Samsonite Black Label, and American Tourister products, a variety of travel related products, and our excess and discontinued products. We also operate shop-in-shop concessions, primarily in Asia. We have also entered into "franchise" arrangements with retailers that enable us to assist the retailer with store location, signage, and retail marketing in exchange for exclusive supply arrangements in Asia (mainly India, South Korea and China).

          Other channels.    Our products are currently sold in other channels throughout the world such as discounters, exclusive label, premium and other distributors and agents. Sales through other channels represented 22.5 per cent of our net product sales in fiscal year 2007, compared with 21.5 per cent and 20.7 percent of our net sales in fiscal years 2006 and 2005, respectively.

Advertising

          Advertising resources are committed to brand advertising programs that promote the brand image and product features of our luggage and related products. Samsonite's global advertising strategy is a fully integrated and targeted advertising effort through print, billboards, public relations, in-airport, on-line, and in-store advertising. During fiscal year 2007, we reinforced Samsonite's positioning as a premium lifestyle brand by executing a host of strategic communication initiatives. We also feature internationally recognized business and fashion celebrities in our advertising. For example, during fiscal year 2007, we featured Sir Richard Branson, actress Isabella Rossellini and Spanish flamenco dancer Joaquín Cortés in our advertising, while in fiscal year 2008, we will feature advertising campaigns with fashion designer Alexander McQueen, racecar driver Danica Patrick and French actor Jean Reno. High profile public relations events such as our "House of Samsonite" press and media events back our advertising initiatives and support key product launches such as Samsonite Black Label by Alexander McQueen. We assist our trade customers in adapting their advertising to our global advertising campaigns through various cooperative advertising programs. We employ other promotional activities to further support our trade customers and increase product sales, including in-store point of sale print support and display fixturing along with consumer loyalty programs. In fiscal year 2007 we spent approximately $77.5 million on advertising and marketing promotion activities, an increase of 9.5 per cent compared with fiscal year 2006. For the last five fiscal years we have expended, on average, in excess of $57.6 million annually in global communications, cooperative advertising programs, public relations, and promotional activities (such as catalogues, point of display materials, trade shows and sales samples) to support the sale of our branded products.

Manufacturing and Sourcing Products

          We believe that our large size and leading market position allows us to achieve volume driven purchasing and manufacturing economies of scale. Our global product sourcing network consists of various third party finished goods suppliers located principally in Asia and Samsonite-operated manufacturing facilities. Our global sourcing network enables us to obtain economies of scale by sourcing products from countries with low production costs while maintaining the same quality standards as are applied to the products we manufacture ourselves. We continue to adjust our business model to reduce fixed manufacturing costs and to adopt a more variable cost model that increases the amount of goods sourced from lower-cost production regions, which are primarily in Asia. Over the past several years we have closed several manufacturing facilities in the United States, Mexico, Belgium, Spain, France and Slovakia. Our remaining manufacturing facilities include hardside plants in Oudenaarde, Belgium and Nashik, India; and a softside plant in Szekszard, Hungary. Our initiatives are reflected in the ratio of manufactured softside products declining from 23 per cent in fiscal year 2004 to 10 per cent in fiscal year 2007.

          In fiscal year 2007, we purchased 95 per cent of our softside and hybrid products from third party vendors in Asia. We select different third party vendors to benefit from differences in manufacturing costs, payment terms and shipping costs. We do not rely on any single third party vendor whose loss would be material to us. The remaining 5 per cent of our softside and hybrid products was produced in Company operated factories. Further, substantially all of our hardside products are manufactured in our own facilities.

          Softside luggage is primarily made from fabric including nylon, polyester and vinyl, as well as aluminum, steel, plastics and leather. These materials are purchased from various vendors throughout China and Taiwan and are readily available. The hardside luggage is composed primarily of polypropylene, which we source from two European suppliers, and various combinations of ABS (acrylinonitrile butadiene styrene) and polycarbonate, which we source from suppliers in India and Europe. None of these hardside materials is difficult for us to obtain as numerous third party vendors exist.

          We maintain a vigorous quality control program for goods manufactured at our own plants and at third party vendor facilities. New products are put through a series of simulation and stress tests to assure durability and strength. In our manufacturing facilities and our own quality assurance offices, we use quality control inspectors, engineers and lab technicians to monitor product quality and production standards at vendors' production facilities.

Competition

          Competition in the worldwide luggage industry is very fragmented. We have several regional competitors in each of our markets (Europe, North America, Latin America and Asia). However, no other company operates on a similar scale to us globally.

          Throughout our regional markets we compete based on brand name recognition, reputation for product quality, product differentiation, new product innovation, customer service, high-quality consumer advertising campaigns and quality to price comparisons. We are well established in the distribution channels critical to luggage distribution, which we believe gives us a competitive advantage.

          The manufacture of softside luggage is labour intensive but not capital intensive; therefore, barriers to entry by competitors in this market segment are relatively low. This is reflected by the many small competitors present in the softside luggage market. In addition, we compete with various large retailers, some of whom are our customers, who have the ability to purchase private label softside luggage directly from low-cost manufacturers. The manufacture of hardside and hybrid luggage is more capital intensive and there are relatively few finished goods vendors; consequently, barriers to entry are relatively high. Nonetheless, we have several competitors worldwide in the hardside luggage market.

Customers

          Our customers include specialty stores featuring luggage products, major department stores that carry luggage, retail chain stores, mass merchants, office superstores, warehouse clubs, premium sales (sales direct to business), Internet retailers and discounters. We also sell certain products directly to consumers through Samsonite operated retail stores in Europe, North America, Latin America and Asia and over the Internet at our www.samsonitecompanystores.com and www.samsoniteblacklabel.com websites. We do not depend on any single customer for more than 3.2 per cent of our consolidated revenues.

Management Information Systems

          Samsonite has successfully started the process of replacing its legacy ERP systems with the SAP Enterprise Resource Planning system (SAP). This software will enable the Company to globalise its data, processes and organisation. It will assure data integrity and consistency of information across all entities in the organisation.

          As of June 2007, we had implemented the SAP system in Canada and the United States. We expect implementation of the entire system to be substantially completed in calendar year 2009.

Environmental Matters

          Our operations throughout the world are subject to federal, state and local environmental laws and regulations. These environmental laws and regulations govern the generation, storage, transportation, disposal and emission of various substances. We work to ensure that our existing operations comply fully with these laws and regulations. Although compliance involves continuing costs, the ongoing costs of compliance with existing environmental laws and regulations have not had, nor are they expected to have, a material effect upon our cash flow or financial position. From time to time we have incurred, or accrued for, cleanup or settlement costs for environmental cleanup matters associated, or alleged to have been associated, with our historic operations. To date these expenses have not had a material effect upon our cash flow or financial position. Unknown, undiscovered or unanticipated situations or events may require us to increase the amount we have accrued for any environmental matters.

Trademarks, Patents and Product Development

          We are the registered owner of Samsonite, American Tourister, Lambertson Truex and other trademarks. As of January 31, 2007, we had approximately 1,915 trademark registrations and 200 trademark applications pending in the United States and abroad covering luggage, travel equipment, apparel products and retail services. Our Samsonite and American Tourister trademarks are of material importance to our business. Our trademark registrations in the United States and elsewhere will remain in existence for as long as we continue to use and renew them on a timely basis.

          We also own approximately 116 United States patents and approximately 879 patents in selected foreign countries (i.e., patents of inventions, industrial design registrations and utility models). In addition, we have approximately 302 patent applications pending worldwide for such intellectual property registrations. We pursue a policy of seeking patent protection where appropriate for inventions embodied in our products. The patents we hold provide us with a significant competitive advantage in applicable portions of our business, primarily associated with hardside and hybrid luggage products. Our patents and pending patent applications cover features, designs and processes in most of our mid- and higher priced product lines. Although some companies have sought to imitate some of our patented products and our trademarks, we have generally been successful in enforcing our worldwide intellectual property rights.

          We devote significant resources to new product design, development and innovation. We estimate that we have spent on average $8.2 million per year over the last three fiscal years on new product design and development. We start with market research to identify consumers' functional requirements and style preferences. Once identified, we employ in-house and external designers and development engineers to develop new products that respond to those requirements and style preferences. In addition, we attempt to differentiate ourselves from our competitors by offering products that are innovative and distinctive in style and functionality. Our Creative Director has an extensive background in the design of luxury bags and accessories, and is responsible for all global design functions.

Employees and Labour Relations

          As of January 31, 2007, we had approximately 5,000 employees worldwide, with approximately 1,300 employees in North America, 1,700 employees in Europe, 1,700 employees in Asia and 300 employees in Latin America. In the United States, approximately 100 employees are unionised under a contract that is renewed every three years and was most recently renewed in April 2005. As of January 31, 2007, we employed in our European manufacturing plants approximately 500 workers located in Belgium and approximately 300 workers located in Hungary. In Europe, union membership is not definitively known to Samsonite, as union membership is confidential and varies from country to country. It is probable that most of our European workers are affiliated with a union, but we have no way of officially confirming this. Most European union contracts have a one-year duration. We believe our employee and union relations are generally satisfactory.

Legal Proceedings

          Save as disclosed below under "—Henin-Beaumont Litigation", no member of our group is or has been involved in any governmental, legal or arbitration proceedings which may have or have had during the 12 months prior to the date of this document a significant effect on the group's financial position or profitability, nor, so far as the Company is aware, are any such proceedings pending or threatened by or against any member of our group.

Henin-Beaumont Litigation

          We are party to three lawsuits brought in connection with the August 31, 2005 sale of the Henin-Beaumont site by Samsonite Europe N.V. and its French subsidiary, Samsonite SAS. See "Material Contracts—Sale of Henin-Beaumont" in paragraph 8.9 of Part XIII of this document for a more detailed description of the sale of the Henin-Beaumont site, and "Risk Factors—Risks Related to our Business and Industry—We are party to a number of lawsuits which have been brought in connection with the August 31, 2005 sale by of the Henin-Beaumont site by Samsonite Europe N.V. and its French subsidiary, Samsonite SAS" for a more detailed description of such lawsuits. We believe that each of such lawsuits is without merit and intend to vigorously defend our position in each such matter. However, an unfavourable resolution of these matters could have a material adverse effect on our financial position and results of operations.

Employment Matter

          We recently received a complaint from our former Chief Marketing Officer alleging that her dismissal by the Company was a breach of contract and that she was unfairly dismissed by the Company in contravention of the U.K. Employment Act of 2002. Her allegations related to (a) being dismissed because she raised concerns internally regarding certain aspects of the Company's business, and (b) discriminatory actions. We have conducted a review of the former employee's allegations and believe that they are without merit. We intend to vigorously defend our position in this matter. In addition, we do not believe that the outcome of the matter will have a material adverse effect on our financial condition, results of operations or cash flows.

Other Matters

          We are also a party to various other legal proceedings and claims in the ordinary course of our business. We believe that the outcome of these other matters will not have a material adverse effect on our financial position or results of operations.

PART X: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

Name	Age	Position
John Allan	58	Non-Executive Chairman
Marcello Bottoli	45	President and Chief Executive Officer, Director
Richard H. Wiley	50	Chief Financial Officer, Treasurer, Secretary and Director
Charles J. Philippin	57	Non-Executive Director
Ferdinando Grimaldi Quartieri	47	Non-Executive Director
Antony P. Ressler	46	Non-Executive Director
Lee Sienna	55	Non-Executive Director
Donald L. Triggs	63	Non-Executive Director
Richard T. Warner	48	Non-Executive Director

          John Allan.    Mr. Allan became a director of Samsonite in January 2007, being appointed as non-executive Chairman in May 2007. Mr. Allan is a member of the Board of Management of Deutsche Post World Net and is Chief Executive of DHL's logistics business, comprised of DHL Exel Supply Chain, DHL Freight and DHL Global Forwarding. His appointment followed the acquisition by Deutsche Post World Net of Exel plc in December 2005. In September 1994, Mr. Allan joined Ocean Group plc, as Chief Executive from BET. In May 2000 Ocean Group and Exel (formerly NFC) merged to form Exel plc, and he was appointed Chief Executive Officer. Mr. Allan started his business career in marketing with Lever Brothers, moving on to Bristol-Meyers and Fine Fare. He joined BET in 1985 and was appointed to the board in 1987, with specific responsibilities as Director of Business Services (Europe) and Group Marketing Director. Mr. Allan is a non-executive director of National Grid plc.

          Marcello Bottoli.    Mr. Bottoli was appointed President and Chief Executive Officer in March 2004 and was appointed as a director of Samsonite in September 2005. From 2001 to 2002, Mr. Bottoli was Chairman of the Board and Chief Executive Officer of Louis Vuitton, part of the LVMH group, a luxury consumer products company. From 1991 to 2001 he held several management roles at the Reckitt Benckiser Group (previously Benckiser), a global consumer products company. At Reckitt Benckiser, Mr. Bottoli worked in various positions in Spain, France, the Netherlands and the United Kingdom and became a Management Board member and Executive Vice President of Reckitt Benckiser as of 1993. He began his career with Procter & Gamble, in France and the United States, and prior to joining the Reckitt Benckiser Group, spent two years with The Boston Consulting Group, a diverse global business consulting firm, in the firm's Paris and Milan offices.

          Richard H. Wiley.    Mr. Wiley has been Chief Financial Officer, Treasurer and Secretary of Samsonite since March 1998, becoming a director of Samsonite in May 2007. From 1995 to 1998, Mr. Wiley was Corporate Vice President of Finance, Chief Financial Officer of the Americas division of Samsonite and Assistant Treasurer. Prior to joining Samsonite, from 1994 to 1995, Mr. Wiley was an audit and consulting senior manager with BDO Seidman, an international public accounting firm. From 1982 to 1994, Mr. Wiley was a senior manager with KPMG LLP, working in the audit and consulting areas.

          Charles J. Philippin.    Mr. Philippin became a director of Samsonite in October 2003. Mr. Philippin has been a principal with GarMark Advisors, a mezzanine investment fund, since 2002. From 2000 to 2002, Mr. Philippin was Chief Executive Officer of Online Retail Partners, an internet incubator company. From 1994 to 2000, Mr. Philippin held several positions with Investcorp, a global investment group, including serving as a member of its management committee, and was responsible for post acquisition monitoring and performance improvement for the firm's U.S. portfolio. From 1974 to 1994, Mr. Philippin was with the public accounting firm of Coopers & Lybrand (now PricewaterhouseCoopers), and was a partner of the firm from 1982. Mr. Philippin serves on the boards and audit and compensation committees of CSK Auto Corporation and on the board and audit committee of Alliance Laundry Systems.

          Ferdinando Grimaldi Quartieri.    Mr. Grimaldi became a director of Samsonite in October 2003. Since 2002, Mr. Grimaldi has been a Managing Director of Bain Capital, Ltd., a private investment firm based in London. Prior to joining Bain Capital, Mr. Grimaldi was responsible for private equity investments at Investcorp International Limited for six years and was a member of the firm's management committee from 1999 until 2002.

          Antony P. Ressler.    Mr. Ressler became a director of Samsonite in July 2003. Mr. Ressler is a founding member of Ares Management LLC, an alternative asset management company with offices in Los Angeles, New York and London. Prior to Ares, Mr. Ressler was a co-founder of Apollo Management, L.P. in 1990 and was a member of the original six-member management team. Prior to 1990, Mr. Ressler served as a Senior Vice President in the High Yield Bond Department of Drexel Burnham Lambert Incorporated, with responsibility for the New Issue/Syndicate Desk. Mr. Ressler serves on the board of directors of WCA Waste Corporation and on the boards of directors of several private companies.

          Lee Sienna.    Mr. Sienna became a director of Samsonite in October 2003. Mr. Sienna has been Vice President of the private equity group of Ontario Teachers' Pension Plan Board since 2002. From 1998 to 2002, Mr. Sienna was a partner at Calcap Corporate Finance Limited, a consulting firm specialising in mergers and acquisitions. From 1995 to 1998, Mr. Sienna was Vice President, Corporate Development at Dairyworld Foods. Prior to 1995, Mr. Sienna held various positions in management and corporate development for companies in the beverage, food and entertainment industries.

          Donald L. Triggs.    Mr. Triggs became a director of Samsonite in October 2003. Since June 2006 Mr. Triggs has been the President of Arise Ventures Ltd., a private investment company based in Ontario Canada. From 1993 to 2006 Mr. Triggs was the President, Chief Executive Officer and a Director of Vincor International Inc. a global wine producer, retailer and distributor based in Ontario Canada with wineries in Ontario and British Columbia in Canada, Washington State, California, Australia and New Zealand. In August 1989 Mr. Triggs became Chairman, Chief Executive Officer and a Director of Cartier Wines & Beverage Corporation, which became Vincor International in 1992 as a result of a merger.

          Richard T. Warner.    Mr. Warner became a director of Samsonite in October 2003. Since 2006, Mr. Warner has been a principal at GarMark Advisors, an investment firm focused on providing junior capital, equity and mezzanine financing to middle market companies. Since 2004, Mr. Warner has been a founding partner of Hemisphere One, a global investment firm focused on investing in lifestyle brands. From 1994 to 2003, Mr. Warner served in several senior capacities at Investcorp, a global investment group. From 1999 to 2002 he was head of Investcorp's European business, responsible for the firm's European private equity activities. Mr. Warner also led Investcorp's review of various global strategic options. In addition, he served as a member of the firm's Coordinator's Committee (global operating board of Investcorp), Commitment Committee (controls Investcorp's global capital commitments) and Budget and Expense Review Committee (controls Investcorp's operating expenses).

Executive Officers

Name	Age	Position
Thomas Korbas	56	President — The Americas
Giuseppe Fremder	54	President — Samsonite S.p.A.
Marc Matton	58	Chief Supply Officer
Arne Borrey	44	President — Europe, Middle East and Africa
Shashi S. Dash	63	President — Asia Pacific Region
Deborah Rasin	40	Vice President — Legal, General Counsel and Assistant Secretary
Ramesh Tainwala	47	Chief Operating Officer of Samsonite South East Asia Pvt. Ltd. and General Manager of Samsonite Middle East FZCO
Quentin Mackay	36	Creative Director
Shawn Cox	43	Global Head of Retail

          Thomas Korbas.    Mr. Korbas was appointed President of the Americas Division of Samsonite in October 2004. Prior to that, since 2000, Mr. Korbas was Vice President/General Manager of U.S. Wholesale. From 1995 to 2000, he served as Vice President/General Manager and Vice President of Sales and Marketing for U.S. Non-Traditional business and Vice President of Operations. From 1994 to 1995, Mr. Korbas was Vice President/General Manager of Legacy Luggage Inc., a division of Samsonite, designing, sourcing, and selling private label luggage. From 1979 to 1994, Mr. Korbas was Sr. Vice President of Operations, Vice President of Sourcing, Director of Manufacturing, and Engineering Manager for American Tourister.

          Giuseppe Fremder.    Mr. Fremder has served as President of Samsonite S.p.A., or Samsonite Italy, Samsonite's Italian subsidiary, since October 1997. In addition, Mr. Fremder has served as Managing Director of Samsonite Italy and its predecessor, Samsonite Italy Srl., since it was founded in 1984. In 2004, Mr. Fremder was appointed President of Samsonite's Global Licensing In & Out division, and in 2000 was appointed President of Samsonite Black Label, the division responsible for our luxury product line.

          Marc Matton.    Mr. Matton was appointed Chief Supply Officer of Samsonite in July 2004. Prior to that, Mr. Matton served as President and Managing Director of Samsonite Europe N.V., or Samsonite Europe, from November 2000, was Vice President Marketing and Sales at Samsonite Europe from 1995 to 2000, and additionally, was General Manager Softside Division beginning in 1998. From 1991 until 1995, Mr. Matton served as Sales Director for Samsonite Europe.

          Arne Borrey.    Mr. Borrey was appointed President Europe, Middle East and Africa in July 2004 and is responsible for Samsonite business in these regions. From 2001 to 2004, he was Vice President of Marketing & Sales for Samsonite Europe. Mr. Borrey started his career with Samsonite in 1987 as Product Planner and subsequently became Product Manager Softside. From 1990 until 1993 he worked in Spain as Marketing and Sales Manager. In Oudenaarde, Belgium, he took up the position of Manager Legacy Division and was named Sales Director Europe in 1995, a position he held until 2001.

          Shashi S. Dash.    Mr. Dash has been Samsonite's President for its Asia Pacific region since January 2004. Prior to that, and since 1999, Mr. Dash was Vice President — General Manager for Samsonite's Asia Pacific region. From 1996 to 1999, he was Executive Director, Marketing, for Samsonite India Limited. From 1994 to 1996, Mr. Dash was with Real Value Appliances as a Director based in Hong Kong. Earlier in his career, Mr. Dash was with Blowplast and Aristocrat in India, involved in the building of luggage brands such as "VIP" (as Marketing Director and then President) and "Aristocrat" (as Managing Director) that are today household names in India.

          Deborah Rasin.    Ms. Rasin was appointed Vice President — Legal, General Counsel and Assistant Secretary in February 2006. From 1997 until joining Samsonite, Ms. Rasin was an attorney at General Motors Corporation (in Zurich, Switzerland and Detroit, Michigan). Prior to that, Ms. Rasin worked in law firms in Washington, Hong Kong and Tel Aviv. Ms. Rasin received her J.D. from Harvard Law School and is admitted to the bar in California, Washington, D.C. and Michigan.

          Ramesh Tainwala.    Dr. Tainwala has been General Manager of Samsonite Middle East FZCO since January 2007 and Chief Operating Officer of Samsonite South Asia Private Limited since June 2000. Prior to that, Dr. Tainwala was Managing Director from November 1995 through his appointment as Chief Operating Officer of Samsonite South Asia. As the head of Samsonite's Indian and Western Asia operations, he is responsible for Samsonite's manufacturing operations in India as well as its marketing and sales in the regions of West Asia and the Middle East. His primary responsibility involves establishing the strategic and tactical direction for Samsonite in West Asia and the Middle East.

          Quentin Mackay.    Mr. Mackay was appointed Creative Director in February 2005, responsible for the direction and coordination of Samsonite's design strategy. From 2002 to 2005, Mr. Mackay was the chief designer for Tanner Krolle, an English luxury leather brand maker of bags and accessories. From 2000 to 2002, Mr. Mackay was a general accessory designer with Loewe, in Madrid, Spain.

          Shawn Cox.    Mr. Cox was appointed Global Head of Retail of Samsonite in January 2007. From 2000 until he joined Samsonite in 2007, Mr. Cox was Vice President, Retail, for Tommy Hilfiger Europe BV, where he was responsible for building and managing Tommy Hilfiger's retail operations in Europe. Prior to that, from 1998 to 2000, Mr. Cox was Managing Director of Jasper Conran Holdings Limited, a fashion design company, and from 1995 to 1998 he was Director of Group Merchandising and Retail Store Development for Mulberry Company Design Limited. From 1989 until 1994, Mr. Cox held various positions with Polo Ralph Lauren.

          Our executive officers are elected by and serve at the discretion of our Board of Directors.

Employees

          The table below sets forth the approximate number of our employees at the end of each of the last three fiscal years:

	Fiscal Year 2007	Fiscal Year 2006	Fiscal Year 2005
North America	1,300	1,200	1,200
Europe	1,700	2,200	2,100
Asia	1,700	1,300	1,300
Latin America	300	300	400

Total	5,000	5,000	5,000

Corporate Governance

          We support high standards of corporate governance. While we are not currently in compliance with the corporate governance principles set out in the Combined Code, subject to the corporate governance principles applicable to Delaware incorporated companies, we are committed to moving over time to a position of substantial compliance with the Combined Code.

          The Combined Code recommends, among other things, that the board of directors of a U.K. listed company should include a balance of executive and independent non-executive directors, with independent non-executive directors comprising at least one-half of the board (excluding the Chairman). The Combined Code states that the board should determine whether a director is independent in character and judgment and whether there are relationships or circumstances which are likely to affect, or could appear to affect, the director's judgment.

          Our Board of Directors is responsible for the proper management of the Company and meets regularly. While our Board does currently have a strong non-executive element, we are currently not in compliance with the recommendations of the Combined Code with respect to the composition of our Board. Subject to compliance by us with our agreement with our Major Stockholders in relation to Board nominations described below, we intend to make a number of changes to the composition of our Board over time after Admission, so as to make our Board compliant with the recommendations of the Combined Code in this respect.

          We currently have a nine member Board. This is comprised of two executive Directors (our Chief Executive Officer and our Chief Financial Officer), a non-executive Chairman (who is considered by the Board to be independent of management for the purposes of the Combined Code) and six non-executive Directors (three of whom are considered by the Board to be independent of management for the purposes of the Combined Code, and three of whom are employed by or otherwise affiliated with our Major Stockholders).

          Over time after Admission, we plan to appoint two further non-executive Directors who will be considered by the Board to be independent of management for the purposes of the Combined Code. Following these appointments, we expect that our Board will be comprised of two executive Directors (our Chief Executive Officer and our Chief Financial Officer), an independent non-executive Chairman, five independent non-executive Directors and three non-executive Directors that are employed by or otherwise affiliated with our Major Stockholders. Accordingly, independent non-executive directors will comprise at least one-half of our Board (excluding the Chairman) and therefore will comply with the recommendations set out in the Combined Code. There can be no assurance that we will be successful in appointing two further non-executive Directors over time after Admission.

          We are currently party to the Sponsors' Stockholders Agreement, pursuant to which our Major Stockholders have agreed to take all action lawfully within their power to cause our Board of Directors to have a certain agreed composition. Prior to (and conditional upon) Admission, we will terminate the Sponsors' Stockholders Agreement. For a summary of the Sponsors' Stockholders Agreement, see "Additional Information — Material Contracts — Sponsors' Stockholders Agreement" in paragraph 8.3 of Part XXIII of this document. Prior to (and effective upon) Admission, we will enter into a letter agreement with our Major Stockholders, pursuant to which, subject to Ares, Bain Capital or OTPP, as the case may be, individually owning at least 10 per cent of our issued and outstanding Shares, each of our Major Stockholders will agree to take all action lawfully within its power to cause the Board of Directors to include one director nominated by Ares, Bain Capital or OTPP, respectively. For a summary of this letter agreement, see "Principal and Selling Stockholders — Letter Agreement with Major Stockholders" in Part XIX of this document. While we and our Major Stockholders will, following Admission, continue to endeavour to make the required changes to our Board of Directors so that it is compliant with the recommendations set out in the Combined Code, our ability to constitute such a Board will be subject to compliance by us with our agreement with our Major Stockholders in relation to Board nominations pursuant to the letter agreement.

          The Combined Code also recommends that the Board should appoint one of its independent non-executive Directors to be the senior independent director. The senior independent director should be available to stockholders if they have concerns that contact through the normal channels of chairman, chief executive officer or chief financial officer has failed to resolve or for which such contact is inappropriate. We plan to identify a senior independent director as soon as we have appointed the two further independent non-executive Directors following Admission, as described above.

          In accordance with the Combined Code, we are ready, where practicable, to enter into a dialogue with institutional stockholders based on the mutual understanding of objectives. We are also committed to the principle of effective communication with private investors, such as by the constructive use of annual general meetings of stockholders.

          In accordance with the Combined Code, we plan in due course to establish guidelines requiring specific matters to be subject to decision by a majority of the full Board of Directors, including material acquisitions and disposals, investments and capital projects.

          The Combined Code recommends that a U.K. listed company should establish an audit committee, a remuneration committee and a nominations committee. In addition, the Combined Code recommends that all the members of the audit committee and the remuneration committee, and a majority of the members of the nominations committee, should be independent non-executive directors. As a U.S. public company that had its shares listed on Nasdaq until 2002, Samsonite has for several years had an Audit Committee, a Compensation Committee (that we believe serves the same function as the remuneration committee recommended by the Combined Code) and a Corporate Governance and Nominating Committee (that we believe serves the same function as the nominations committee recommended by the Combined Code). These committees are described in further detail below. Our Audit Committee is currently comprised exclusively of non-executive Directors that we consider to be independent of management for the purposes of the Combined Code. Our Compensation Committee is currently comprised of three non-executive directors, but we do not consider one of them to be independent for the purposes of the Combined Code, as he is employed by or otherwise affiliated with one of our Major Stockholders. Our Corporate Governance and Nominating Committee is currently comprised of three non-executive directors, but we do not consider two of them to be independent for the purposes of the Combined Code, as they are employed by or otherwise affiliated with our Major Stockholders. Following the planned appointments of the two further independent non-executive Directors over time after Admission as described above, we plan to work towards changing the composition of our Compensation Committee and Corporate Governance and Nominating Committee so that all members of our Compensation Committee, and a majority of the members of our Corporate Governance and Nominating Committee, are non-executive directors meeting the Combined Code standards of independence.

          We currently have an Executive Committee of the Board in place, which is comprised entirely of Directors nominated by our Major Stockholders. The Executive Committee has the authority to act on behalf of the Board on such matters as the Board may choose to delegate to it from time to time, such as the administration of our Superior Annual Performance Plan. Consistent with our intention to move towards a position of full compliance with the Combined Code, the Board has determined that the Executive Committee will be dissolved conditional upon, and with effect from, Admission. The powers previously delegated to the Executive Committee will in future be reserved to the Board or delegated to an appropriate committee of the Board.

Audit Committee

          The current members of our Audit Committee are Charles J. Philippin, John Allan and Donald L. Triggs, each of whom is a non-executive director that we consider to be independent of management for the purposes of the Combined Code. Our Audit Committee met nine times during fiscal year 2007, excluding actions taken by unanimous written consent.

          Our Audit Committee is primarily concerned with the effectiveness of our accounting policies and practices, financial reporting and internal controls. Our Audit Committee is authorised (i) to monitor the integrity of our financial statements, (ii) to review the integrity of our internal financial control and risk management systems, (iii) to make recommendations to the Board of Directors regarding the engagement of our independent auditors, (iv) to review the plan, scope and results of the annual audit, the independent auditors' letter of comments and management's response thereto, (v) to approve all audit and non-audit services, (vi) to review our policies and procedures with respect to internal accounting and financial controls, and (vii) to review any changes in accounting policy.

Compensation Committee

          The current members of our Compensation Committee are John Allan, Charles Philippin and Ferdinando Grimaldi Quartieri. All three members are non-executive directors, but we do not consider Mr. Quartieri to be independent for the purposes of the Combined Code, as he is employed by or otherwise affiliated with one of our Major Stockholders.

          Our Compensation Committee is authorised and directed (i) to review and approve the compensation and benefits of our executive officers, including participation in long term incentive plans and pension arrangements, (ii) to review management organisation and development, (iii) to review and advise management regarding the benefits, including bonuses, and other terms and conditions of employment of other employees, (iv) to administer any stock option plans that may be adopted and the granting of options under such plans, and (v) to review and recommend for the approval of the Board the compensation of our Directors. The Company does not currently employ any compensation consultants to assist in determining or recommending the amount or form of executive and director compensation. In the past, the Company has engaged consultants from time to time to assist with salary benchmarking.

Corporate Governance and Nominating Committee

          The current members of our Corporate Governance and Nominating Committee are Donald Triggs, Antony Ressler and Lee Sienna. All three members are non-executive directors, but we do not consider Mr. Ressler and Mr. Sienna to be independent for the purposes of the Combined Code, as each of them is employed by or otherwise affiliated with one of our Major Stockholders.

          Our Corporate Governance and Nominating Committee is, among other things, responsible for (i) generally overseeing all of our corporate governance functions, (ii) recommending director nominees to the Board, (iii) recommending to the Board membership for each committee of the Board, (iv) evaluating the performance of our non-executive Directors, (v) formulating plans for succession of our Directors, including our Chairman and our Chief Executive Officer, and (vi) regularly reviewing the structure, size and composition (including the balance of skills, knowledge and experience) required for the Board.

Share Dealing Policy

          Prior to Admission, we will adopt a new Share Dealing Policy. This will impose dealing obligations which are at least as rigorous as those required by the Model Code of the U.K. Listing Rules, or Model Code. The Share Dealing Policy will apply to our Directors, executive officers, other relevant employees of the Group, and their respective connected persons.

City Code on Takeovers and Mergers

          Although the City Code on Takeovers and Mergers (the "U.K. Takeover Code") will not apply to us, throughout the period when our Shares are included in the FTSE U.K. index series, if our Shares become so included, we will adhere to the U.K. Takeover Code to the extent practicable and consistent with our obligations under the laws of the State of Delaware, including the fiduciary duties of our Board of Directors, the U.S. federal securities laws and other laws and regulations to which we are subject (the "Obligations").

          Our certificate of incorporation will be amended (immediately prior to Admission) to include provisions that, for as long as we have any Shares admitted to the Official List of the Financial Services Authority and traded on the London Stock Exchange, we will afford to our stockholders certain provisions similar to Rules 8 and 9 of the U.K. Takeover Code, subject to certain adaptations and limitations. See "Summary of Certificate of Incorporation, By-Laws and Related Legal Provisions—Takeover Provisions" in paragraph 4(n) of Part XXIII of this document.

          The U.K. Panel on Takeovers and Mergers (the "Takeover Panel") will not assume responsibility for ensuring compliance with the U.K. Takeover Code in relation to us. Instead, it will be a matter for our Board of Directors exercising its discretion in light of prevailing circumstances and in a manner consistent with its Obligations. The Board will always exercise its powers in good faith and in a manner it believes to be in the best interests of stockholders as a whole. The Board intends that the U.K. Takeover Code should be observed and will exercise all discretion that the Takeover Panel would be permitted to exercise, if the U.K. Takeover Code applied to us, in accordance with the practice of the Takeover Panel at the time that the discretion is so exercised (having taken advice from a leading U.K. investment bank on such practice) so far as the Board considers reasonably practicable and consistent with its Obligations. We have no method of ensuring that a shareholder or other bidder that launches an offer for our company will adhere to the principles set out in the U.K. Takeover Code.

          The U.K. Takeover Code restricts target companies from taking frustrating action without shareholder approval when a takeover offer has been announced or is believed to be imminent, and specifies, by way of example, certain transactions that would require shareholder approval (such as the issuance of treasury shares or stock options, the sale of assets or the entry into contracts otherwise than in the ordinary course of business). We intend to adhere to the U.K. Takeover Code (including rules restricting the taking of frustrating action), subject to our Obligations, which we will always exercise in good faith and in a manner we believe to be in the best interests of stockholders as a whole. Our intention to adhere to rules restricting the taking of frustrating action under the U.K. Takeover Code will mean that we will be unable to take certain measures in relation to an unsolicited takeover offer that would have otherwise been available to us. We would only deviate from this principle if, acting in good faith and in the best interests of stockholders as a whole, our Board of Directors believes that our Obligations required us to do so. In any event, certain actions which might have otherwise been available to us to frustrate an offer are expressly prohibited by the terms of our Restated Certificate of Incorporation unless we have first obtained shareholder approval. These restrictions include, subject to certain customary exceptions, the issue of new shares of capital stock or the issue of a new class of preferred stock that is designed to act as a "poison pill" to frustrate an offer.

          Neither the validity of the provisions of the U.K. Takeover Code nor of the specific provisions that we have incorporated into our amended certificate of incorporation that are similar to certain provisions of the U.K. Takeover Code, have been determined by any Delaware or other U.S. court, and there can be no assurance that any such provisions would be upheld or enforced by a Delaware or other U.S. court in any or all respects or, if upheld and enforced, that a Delaware or other U.S. court would construe these provisions in the same way as an English court or the Takeover Panel might.

PART XI: EXECUTIVE AND DIRECTOR COMPENSATION FOR FISCAL YEAR 2007

          On or prior to Admission, each of our issued and outstanding Shares will be reclassified and combined into a smaller number of Shares represented by the ratio of one-for-3.5 Shares. Under our equity compensation plans, such event will result in an equitable adjustment to outstanding options to purchase Shares. All information on the number of shares underlying options, option exercise prices per Share, dividend amounts and other share related information presented in this Part XI have been adjusted to reflect what such share numbers, option exercise prices, dividend amounts and other share related information would have been had the one-for-3.5 stock consolidation already taken place at the relevant time.

Compensation Discussion and Analysis for Fiscal Year 2007

          The following Compensation Discussion and Analysis discusses the material elements of compensation for the Samsonite executive officers identified in the Summary Compensation Table ("named executive officers"). The Compensation Committee of the Board (for purposes of this Part XI, the "Compensation Committee") reviews and approves the salaries and bonuses of the Company's executive officers, including the named executive officers. The Board of Directors has delegated to the executive committee of the Board of Directors (for purposes of this section, the "Executive Committee") substantial administration of the Company's Superior Annual Performance Program ("SAPP"), including development of appropriate performance goals for the Company's various geographic markets. The Board of Directors has delegated to the audit committee of the Board of Directors (for purposes of this Part XI, the "Audit Committee") the administration of the Company's 1999 Stock Option and Incentive Award Plan, including the approval of all grants of options to purchase shares of Common Stock, including grants to the named executive officers. As discussed in further detail in this Compensation Discussion and Analysis, our chief executive officer and, in some cases, our chief financial officer, consult with these committees, and make recommendations, concerning the compensation of our executive officers.

Compensation Objectives

          Following the end of fiscal year 2007, the Board determined that the Compensation Committee will assume from the Audit Committee responsibility for the Company's equity incentive programs. In addition, the Board determined that, conditional upon Admission, the Executive Committee will be dissolved and the Compensation Committee will assume responsibility for administering SAPP for all periods following fiscal year 2007.

          The Company's primary objectives are to retain the best qualified people and to ensure that they are properly motivated to contribute to the Company's success over the long term. Accordingly, the various Board committees, in establishing the components and levels of compensation for the Company's executive officers, including the named executive officers, seek (i) to enable the Company to attract and retain highly qualified executives, and (ii) to provide financial incentives in the form of cash bonuses and equity compensation in order to align the interests of executive officers more closely with those of the stockholders of the Company and to motivate such executives to increase shareholder value by improving corporate performance and profitability.

          Each of the named executive officers was party to an employment agreement with the Company during the past fiscal year. The Company believes that employment agreements with top executives provide a retention benefit that is of value to the Company and its stockholders, and in certain jurisdictions outside the United States (such as, for example, the United Kingdom), contracts of employment with all employees are part of the usual and customary employment practices.

Fiscal Year 2007 Executive Compensation Components

          For the fiscal year ended January 31, 2007, the principal components of compensation for the named executive officers were:

  •
  base salary;

  •
  annual cash incentive bonuses;

  •
  equity compensation;

  •
  retirement and other benefits; and

  •
  perquisites and other personal benefits

          The Company and the Board committees responsible for administration of the compensation of the named executive officers have not developed policies for the purpose of allocating between short-term and long-term compensatory elements. In keeping with the Company's objectives of motivating our executives to improve corporate performance and aligning the interests of the executive officers with the Company's stockholders, we provide opportunities for annual cash bonus compensation based on the attainment of financial performance targets, and long-term compensation in the form of equity awards, the value of which are based on the appreciation in value, if any, of the Company's common stock. The levels of participation by each of our executive officers and other employees in the Company's annual bonus program and equity compensation program are based upon the relative position of such executive officer or employee within the Company, with executive officers and employees at the same organisational level participating in such programs to the same extent.

Base Salary

          The Company provides named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. The base salaries of our named executive officers have been in part governed by the terms of their employment agreements. Mr. Bottoli has negotiated his base salary provisions and makes recommendations on the base salaries to be paid to the executives who report directly to him, which includes the other named executive officers. Our European human resources professionals also assist in setting base salaries by providing survey information on European salary practices. During fiscal year 2007, each of the named executive officers was awarded an increase in his base salary. Following Admission, we anticipate that the Compensation Committee will make determinations with respect to base salaries to be paid to our named executive officers, subject to the terms of effective employment agreements.

Annual Cash Incentive Bonuses

          The Company offers each of its executive officers, including the named executive officers, an opportunity to earn additional cash compensation in the form of annual bonuses that are awarded if the Company attains specified performance goals or if the officer satisfactorily completes certain annual projects approved by the Executive Committee. The Company believes that making a significant portion of executive officer compensation subject to the Company attaining specified performance goals motivates the executive officers to increase their efforts on behalf of the Company. The Company also believes that it is appropriate that the Company's executive officers receive lower compensation when the Company does not attain its specified performance goals and higher compensation when the Company attains such goals.

          Annual cash bonuses are determined in accordance with SAPP, which was for fiscal year 2007 administered in large part by the Executive Committee. The Company invites those officers and employees to participate in SAPP that it believes have the capacity to have a major impact on the performance of the Company's business and drive improved performance year over year. SAPP rewards the achievement of annual business targets during each fiscal year of the Company. Accordingly, SAPP bonuses are paid after the end of the applicable fiscal year and the Executive Committee's assessment of performance by the Company and the Company's subsidiaries against applicable performance targets.

          Target bonuses for each of the Company's named executive officers (and each other employee who participates in SAPP) are determined as a percentage of base salary. For fiscal year 2007, Mr. Bottoli's target SAPP award was set at 150 per cent of his base salary, and the other named executive officers were assigned target SAPP awards of 40 per cent of their respective base salaries.

          Each fiscal year, the Board of Directors sets key performance indicators ("KPIs") to measure the success of the business over such fiscal year. Examples of KPIs include adjusted EBITDA growth, net outside sales growth, improvements in working capital efficiency and other specific functional or financial measures. For calculations under SAPP, (i) we define adjusted EBITDA as operating earnings before interest, taxes, depreciation and amortization, as adjusted to exclude certain items of other income and expense, preferred stock dividends, minority interests, goodwill and asset impairment charges, restructuring charges, expenses and associated non-trade receivables write-offs, stock-based compensation expense, deferred stock offering costs, and SAP project expenses and to include realized currency hedge gains and losses, and (ii) we define working capital efficiency as the percentage obtained by dividing average working capital (accounts receivable plus inventory less accounts payable) over each fiscal year by sales for such fiscal year. The full Board of Directors then sets a range of performance levels against the KPIs with respect to the Company as a whole. Performance targets under SAPP are generally aligned to the Company's business plan. A range of lower and higher performance levels are also set, ranging from an "unacceptable" performance level, through several levels of performance progressively more difficult, to an "outstanding" performance level. These performance levels vary among the various KPIs according to the degree of challenge required in the achievement of the applicable KPI. Once the performance levels are set with respect to the Company as a whole, members of our senior management team (including Mr. Bottoli and Mr. Wiley) assist the Executive Committee in developing KPIs to apply to each of the Company's various geographic markets, which take into consideration the sophistication and development of the market, as well as the portfolio of products, market trends, historical performance and growth potential.

          SAPP is designed to scale the earnings potential of participants based upon the performance levels achieved against the various global and regional KPIs. This is done through the use of a "multiplier," calculated by multiplying the performance level achieved on each KPI. Provided that at least the target level is achieved on the KPIs, and as soon as one or more of these are exceeded, additional amounts can be earned above the target bonus by multiplying together the levels achieved in each KPI. The multiplier is significantly higher if high performance levels are achieved on all KPIs. The aim of the "multiplier" is to encourage participants in SAPP to focus on all of the KPIs, rather than on one in particular.

          Actual bonus payments under SAPP may range from zero to approximately 3.5 times a participant's target bonus (with the exception of Mr. Bottoli, whose bonus under SAPP has been limited by the Executive Committee to a maximum of €800,000, or approximately $1 million). For fiscal year 2007, the Company used three KPIs for determining performance goals under SAPP: growth in sales relative to fiscal year 2006, growth in adjusted EBITDA relative to fiscal year 2006, and improved working capital efficiency for fiscal year 2007. For the corporate level SAPP program, applicable to Messrs. Bottoli, Wiley, Matton and Mackay, the target KPI performance levels were as follows: 11.9 per cent growth in sales (with a minimum level achievable for growth of 4.7 per cent and a maximum level achievable for growth of 16.7 per cent), 10.3 per cent growth in adjusted EBITDA (with a minimum level achievable for growth of 0 per cent and a maximum level achievable for growth of 17.5 per cent), and 15.89 per cent working capital efficiency (with a minimum level achievable for an efficiency percentage of 18.14 per cent and a maximum level achievable for an efficiency percentage of 14.39 per cent). The target KPI performance levels for Mr. Tainwala, who was for fiscal year 2007 covered by the SAPP program for our South Asia region, were as follows: 21.7 per cent growth in sales (with a minimum level achievable for growth of 13.3 per cent and a maximum level achievable for growth of 28.7 per cent), 45.13 per cent growth in adjusted EBITDA (with a minimum level achievable for growth of 32.9 per cent and a maximum level achievable for growth of 54.6 per cent), and 6.3 per cent working capital efficiency (with a minimum level achievable for an efficiency percentage of 7.8 per cent and a maximum level achievable for an efficiency percentage of 5.3 per cent). In each case, performance below or above target levels would serve to decrease or increase, respectively, the potential bonus payment under SAPP for fiscal year 2007. Target performance levels for fiscal year 2007 were designed to be realistic and achievable. No subjective determinations are made with respect to the payment of bonuses under SAPP, and no discretion may be used to award a bonus under SAPP absent the attainment of performance goals.

          The range of potential payments for fiscal year 2007 under SAPP with respect to the named executive officers is set forth in the table entitled "Grants of Plan-Based Awards to Executive Directors and Certain Executive Officers During Fiscal Year 2007" below, and the actual awards to the named executive officers for fiscal year 2007 under SAPP are set forth in the table entitled "Summary Compensation Table for Executive Directors and Certain Executive Officers in Fiscal Year 2007" below. The Company may from time to time award discretionary bonuses to its executive officers and other employees under special circumstances. No discretionary bonuses were awarded to any of the named executive officers during fiscal year 2007.

          The Board has determined that, conditional upon Admission, for all periods following fiscal year 2007, SAPP will be administered by the Compensation Committee.

Equity Compensation

          The Company currently grants equity compensation under the Company's Amended and Restated Fiscal Year 1999 Stock Option and Incentive Award Plan (the "1999 Plan"). The 1999 Plan permits the issuance of a variety of awards, including tax qualified incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and restricted stock units, and other stock based awards (including deferred compensation payable in shares of the Company's common stock). The purposes of the 1999 Plan are to align the interests of participants under the plan with those of the Company's stockholders; to reinforce corporate, organizational and business development goals; and to reward the performance of participants in the plan in promoting the success of the Company's business. As of the end of the Company's fiscal year ended January 31, 2007, the only equity compensation awards outstanding under the 1999 Plan were stock options and deferred compensation awards. In December 2005 the Board of Directors delegated to the Audit Committee responsibility for administering the 1999 Plan. Accordingly, since that date, all grants of stock option and other awards have been made by the Audit Committee. Following the end of fiscal year 2007, the Board determined that, conditional upon Admission, the Compensation Committee will assume from the Audit Committee responsibility for administering the Company's equity incentive programs.

          Stock option grants reflect the Company's desire to provide a meaningful equity incentive for executives to help the Company succeed over the long term. Stock options provide for financial gain derived from the potential appreciation in the Company's stock price from the date the option is granted until the date that the option is exercised. The Company's long term performance ultimately determines the value of stock options, because gains recognized from stock option exercises are entirely dependent on the long-term appreciation of the Company's stock price. The Company expects stock options to continue as a significant component of its executive compensation arrangements. In addition to the named executive officers, stock options have been granted to all of the Company's other executive officers, and to such other executives who are in positions that are key to the Company's long-term success. The Audit Committee has not formalised any procedures regarding the grant of equity awards to the named executive officers. In connection with Admission, the Company expects that the committee administering the Company's equity plans will develop a program concerning the grant of equity awards to all eligible participants, including the named executive officers, utilising such factors as it determines to be material to furthering the Company's objective of aligning long-term compensation opportunities to the interests of the Company's stockholders.

          No stock options were granted to any of the named executive officers during the fiscal year ended January 31, 2007, and no stock options have been granted to any of the named executive officers since March 17, 2005. Since March 17, 2005, the Company has granted stock options only to new employees who are hired for positions that are eligible to receive stock options, or in connection with promotions to positions of greater responsibility. The Company does not backdate options or grant options retroactively. In addition, the Company does not coordinate grants of options so that they are made before announcement of favorable information, or after announcement of unfavorable information. No stock options are granted until such grants have been approved by the Audit Committee. In some cases, grants have been pre-approved by the Audit Committee with respect to certain executive positions before individuals have been hired for such positions. In such cases, the grant date is generally the employee's start date. In other cases, the Audit Committee has approved grants to individuals after they have begun working in their positions. In those cases, the grant date is the date on which such grant is approved by the Audit Committee. Mr. Bottoli negotiated the terms of his March 2004 option grant with the Company in connection with the negotiation of his employment agreement. In connection with the option grants made to the Company's executive officers, including the named executive officers, and other key employees in March 2005 and thereafter, Mr. Bottoli made recommendations to the Board as to the number of shares to be subject to the options and their vesting schedule. The Board then developed a program designating the number of shares to be subject to such stock options, which was dependent on the employee's position at the Company. The vesting schedules applicable to the March 2005 stock option grants are identical among all employees who were granted options in March 2005, and the vesting schedules of all options granted subsequent to March 2005 are consistent with those granted in March 2005. We anticipate that Mr. Bottoli will continue to make recommendations with respect to grants of equity-based compensation.

          The exercise price of stock options is determined by the Audit Committee at the time of grant of the option, taking into account all relevant factors necessary to or desirable to carry out the purposes of the plan. Generally, employees who are U.S. taxpayers are granted stock options with an exercise price that is no less than the fair market value of the Company's common stock on the date of grant, in order that the stock option grants will not be subject to the additional tax and penalties provided under Section 409A of the IRC. The exercise price of stock options granted to employees who are not U.S. taxpayers may be less than the fair market value of the Company's common stock on the date of grant; in such cases, the Company books the appropriate compensation expense. During fiscal year 2005, options granted during 2004 to Stonebridge Development Limited ("Stonebridge"), on behalf of Mr. Bottoli, to Mr. Wiley and to other U.S. option holders with an exercise price lower than the fair market value of the Shares on the date of grant were amended to increase the exercise price of a portion of the option to 100 per cent of the fair market value of the Shares on the original date of grant of the options (see the discussion of the Stonebridge stock option below at "Employee Stock Option Agreements and Plans — Stonebridge Stock Option Agreement"). In order to compensate these option holders for this increase of the exercise price of their options, Stonebridge, Mr. Wiley and the other U.S. option holders were each granted a deferred compensation award under the 1999 Plan with an initial value equal to the amount by which the exercise price of the option was increased. The deferred compensation awards may be paid, at the Company's election, in cash or stock. The material terms of the deferred compensation awards are discussed in further detail in the section headed "Deferred Compensation Awards" below.

          On December 20, 2006, the Board of Directors of the Company approved a special cash distribution in an aggregate amount of $175 million (the "Distribution") consisting of dividends on the Company's common stock and convertible preferred stock. The dividend per share of common stock paid in connection with the Distribution was approximately $0.805. In connection with the Distribution, pursuant to the anti-dilution provisions of the 1999 Plan, each of the Company's option holders who held vested stock options that were granted under the 1999 Plan on or after March 17, 2005, including each of the named executive officers (or, in the case of Mr. Bottoli, Stonebridge), received an anti-dilution payment in cash equal to the number of vested stock options held by such option holder, multiplied by the amount of the dividend per common share paid in connection with the Distribution. In addition, the exercise price of each unvested stock option and any vested stock option granted prior to March 17, 2005 held by any option holder, including each named executive officer (or, in the case of Mr. Bottoli, the Stonebridge option), was reduced by the amount of the dividend per common share paid in connection with the Distribution.

Retirement Benefits

          Most of our U.S. employees, including Mr. Wiley, participate in the Samsonite Employee Retirement Income Plan (the "Pension Plan"). Mr. Wiley also participates in the Company's Supplementary Executive Retirement Plan (the "SERP"). The Pension Plan is a tax-qualified defined benefit plan that provides benefits to the participants retiring at normal retirement age calculated based on years of service and average compensation (as defined under the Pension Plan), net of offsets for Social Security benefits. The SERP, which is a nonqualified unfunded plan, was adopted on December 1, 1995 and provides to eligible executives retirement benefits calculated by reference to compensation in excess of Internal Revenue Code maximums for tax-qualified plans.

          Samsonite has adopted defined contribution supplemental retirement plans to cover many of its non-U.S. employees, including, in Belgium, Mr. Matton and in the United Kingdom, Mr. Mackay. The employer and, in some cases, the employee, make contributions to these plans that are calculated as a percentage of base compensation.

          Further information concerning these plans may be found at "Samsonite Defined Benefit Retirement Programs" below.

Perquisites and Other Personal Benefits

          The Company provides the named executive officers with perquisites and other personal benefits that the Company and the Compensation Committee believe are reasonable and consistent with its overall compensation program to better enable the Company to attract and retain superior employees for key positions. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to named executive officers.

          We have established an expatriation policy pursuant to which selected participants (which included, during fiscal year 2007, Messrs. Wiley and Matton) are reimbursed for certain expenses incurred in connection with work assignment outside his or her home country. Benefits provided under this policy include, among other things, moving expenses, tax equalization payments, continued participation in home country employee benefit plans and governmental social security-type programs (where permitted by law), a car allowance or lease, a housing allowance, a cost-of-living allowance expressed as the differential between home and host country expenses, tuition assistance and reimbursement of repatriation expenses. Certain of the benefits provided under this policy, such as the housing allowance, cost-of-living allowance and tuition assistance, are paid in full for three years and phased out during the next two years thereafter.

          Attributed costs of the perquisites and personal benefits for the named executive officers for the fiscal year ended January 31, 2007 are included in the "Summary Compensation Table for Executive Directors and Certain Executive Officers in Fiscal Year 2007" below.

Report of the Compensation Committee on Executive Compensation for Fiscal Year 2007

          The Compensation Committee, the members of the prior Executive Committee (solely with respect to SAPP) and the Audit Committee (solely with respect to equity compensation) of the Board of Directors of the Company have reviewed and discussed the above Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee, the members of the prior Executive Committee (solely with respect to SAPP) and the Audit Committee (solely with respect to equity compensation) recommended to the Board that the Compensation Discussion and Analysis be included in this prospectus.

THE COMPENSATION COMMITTEE and the members of the prior EXECUTIVE COMMITTEE (solely with respect to SAPP) Ferdinando Grimaldi Quartieri Antony P. Ressler Lee Sienna May 16, 2007
THE AUDIT COMMITTEE (solely with respect to equity compensation) Charles J. Philippin Donald L. Triggs Richard T. Warner May 16, 2007

Summary Compensation Table for Executive Directors and Certain Executive Officers in Fiscal Year 2007

          The table below sets forth the compensation earned for services rendered to us during fiscal year 2007 by our Chief Executive Officer, our Chief Financial Officer and our three next most highly compensated executive officers serving in such capacity as of the end of fiscal year 2007 (these executive officers being referred to in this Part XI as our "named executive officers").

Name and Principal Position	Salary/ Fees ($)	Option Awards ($)(5)	Non-Equity Incentive Plan Compen- sation ($)(6)	Change In Pension Value and Non- qualified Deferred Compensation Earnings ($)		All Other Compensation ($)(8)	Total ($)(9)
Marcello Bottoli President and Chief Executive Officer(1)	598,896	1,662,125	631,166	N/A		2,912,030	5,804,217
Richard H. Wiley Chief Financial Officer, Treasurer and Secretary	374,774	340,884	106,618	47,866	(7)	855,404	1,667,680
Marc Matton Chief Supply Officer(2)	327,113	203,977	101,091	N/A		350,943	983,124
Quentin Mackay Creative Director(3)	266,323	220,807	82,304	N/A		260,433	829,867
Ramesh Tainwala Chief Operating Officer of Samsonite South Asia Pvt. Ltd. and General Manager of Samsonite Middle East FZCO(4)	252,550	203,977	16,798	N/A		355,724	809,049

(1)
Certain amounts earned by Mr. Bottoli were calculated in euros. For purposes of this disclosure, amounts in euros have been converted into U.S. dollars at a rate of 1.25949, the average of the daily euro-to-dollar exchange rates published by the Wall Street Journal during the Company's fiscal year ending January 31, 2007.

(2)
Amounts earned by Mr. Matton were calculated in euros. For purposes of this disclosure, amounts in euros have been converted into U.S. dollars at a rate of 1.25949, the average of the daily euro-to-dollar exchange rates published by the Wall Street Journal during the Company's fiscal year ending January 31, 2007.

(3)
Amounts earned by Mr. Mackay were calculated in British pounds sterling. For purposes of this disclosure, amounts in pounds sterling have been converted into U.S. dollars at a rate of 1.8469, the average of the daily pound-to-dollar exchange rates published by the Wall Street Journal during the Company's fiscal year ending January 31, 2007.

(4)
Amounts earned by Mr. Tainwala were calculated in Indian rupees. For purposes of this disclosure, amounts in rupees have been converted into U.S. dollars at a rate of 0.02215, the average of the daily rupee-to-dollar exchange rates published by the Wall Street Journal during the Company's fiscal year ending January 31, 2007.

(5)
Represents the U.S. dollar amount recognized for financial statement reporting purposes with respect to the Company's fiscal year ending January 31, 2007, disregarding for this purpose any estimates of forfeiture related to service-based vesting conditions. For information concerning the assumptions used in these calculations, see Note 13 to the Company's Consolidated Financials for the year ending January 31, 2007.

(6)
Represents amounts paid pursuant to the Company's Superior Annual Performance Program, or "SAPP", for Fiscal Year 2007. The SAPP is described in further detail above, under "— Compensation Discussion and Analysis for Fiscal Year 2007 — Annual Cash Incentive Bonuses" and in the text following the table entitled "Grants of Plan-Based Awards to Executive Directors and Certain Executive Officers During Fiscal Year 2007".

(7)
Represents the aggregate change during fiscal year 2007 in the actuarial present value of Mr. Wiley's accumulated benefits under the Pension Plan and the SERP.

(8)
Represents the following: (i) for Mr. Bottoli, a payment equal to $71,582 in lieu of participation in the Company's tax-qualified and non-qualified retirement plans, as provided in the Bottoli agreement (described below under "— Service Contracts of Executive Directors and Certain Executive Officers — Employment

  Agreement with Marcello Bottoli"), payment of $13,995 in life insurance premiums, a $2,815,812 dividend equivalent paid to Stonebridge with respect to vested stock options held by Stonebridge, and a $10,641 car allowance; (ii) for Mr. Wiley, payment of $1,837 in life insurance premiums, payment of a $457,569 dividend equivalent with respect to vested stock options, a matching contribution of $10,406 under the Company's tax-qualified defined contribution plan, $13,852 as payment of Mr. Wiley's total medical and dental premiums, and the following payments and benefits pursuant to the Company's expatriation policy — reimbursement of $107,182 in moving expenses, reimbursement of $57,237 for tuition for his children, a $11,061 car allowance, an aggregate of $188,312 in combined housing and cost of living allowances, payments totaling $5,531 in respect of taxes incurred by Mr. Wiley from the reimbursement of his moving expenses and cost-of-living and housing allowances, and $2,417 as the cost of the personal use of a Company vehicle; (iii) for Mr. Matton, payment of $8,656 in life insurance premiums, payment of a $228,785 dividend equivalent with respect to vested stock options, and the following payments and benefits pursuant to the Company's expatriation policy — a $97,224 housing allowance, reimbursement of $13,644 of moving expenses and $2,634 for personal use of a Company vehicle; (iv) for Mr. Mackay, payment of $11,170 in life insurance premiums, payment of a $228,785 dividend equivalent with respect to vested stock options, and $20,478 in respect of an automobile lease; and (v) for Mr. Tainwala, payment of a $228,785 dividend equivalent with respect to vested stock options, a housing allowance of $79,740; $1,162 in reimbursement of his and his family's medical expenses, $5,990 in reimbursement of family holiday travel, and $20,047 in respect of auto and driver expenses.

(9)
Represents the sum of all amounts shown in this table less the amount set forth in the column entitled "Change in Pension Value and Non-qualified Deferred Compensation Earnings."

Grants of Plan-Based Awards to Executive Directors and Certain Executive Officers During Fiscal Year 2007

          The table below sets forth information concerning plan-based awards granted to our named executive officers during fiscal year 2007 under the Company's Superior Annual Performance Program, or "SAPP", for 2007. The U.S. dollar value of amounts actually earned by the named executive officers under SAPP for 2007 are set forth in the summary compensation table above, in the column entitled "Non-Equity Incentive Plan Compensation."

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
Name	Threshold ($)	Target ($)	Maximum ($)
Marcello Bottoli	0	720,000	2,524,950
Richard H. Wiley	0	138,000	483,949
Marc Matton	0	124,665	437,184
Quentin Mackay	0	109,050	382,424
Ramesh Tainwala	0	83,950	295,035

(1)
All or a portion of the amounts shown in this table with respect to Messrs. Bottoli and Matton were calculated and paid in euros; for purposes of this disclosure, amounts in euros have been converted into U.S. dollars at a rate of 1.25949, the average of the daily euro-to-dollar exchange rates published by the Wall Street Journal during the Company's fiscal year ending January 31, 2007. Amounts with respect to Mr. Mackay were calculated and paid in British pounds sterling; for purposes of this disclosure, amounts in pounds sterling have been converted into U.S. dollars at a rate of 1.8469, the average of the daily pound-to-dollar exchange rates published by the Wall Street Journal during the Company's fiscal year ending January 31, 2007. Amounts with respect to Mr. Tainwala were calculated and paid in Indian rupees; for purposes of this disclosure, amounts in rupees have been converted into U.S. dollars at a rate of 0.02215, the average of the daily rupee-to-dollar exchange rates published by the Wall Street Journal during the Company's fiscal year ending January 31, 2007.

Superior Annual Performance Program for FY 2007

          We adopt each year an annual cash incentive program in which all of our top executives, including the named executive officers, participate. The operation of our Superior Annual Performance Program, or "SAPP," with respect to fiscal year 2007 is described in detail above under "Compensation Discussion and Analysis for Fiscal Year 2007". If prior to payment of a SAPP participant's bonus the participant's employment is terminated for cause or the participant voluntarily resigns from the Company, all rights to any payment under SAPP are forfeited. Payments under SAPP will be prorated for partial years of service in the event of any termination of employment during the fiscal year.

Service Contracts of Executive Directors and Certain Executive Officers

          We set out below a summary of key provisions of the service agreements and related agreements we have entered into with our named executive officers. A summary of the terms of our contract with Mr. Allan, one of our directors, is set forth following the table entitled "Non-Executive Director Compensation Table for Fiscal Year 2007."

(a)     Employment Agreement with Marcello Bottoli

  (i)
  The Company entered into an Employment Agreement with Mr. Bottoli, or the Bottoli Agreement, effective as of March 3, 2004, and amended and restated as of May 11, 2005. The Bottoli Agreement will continue for an indefinite period, provided that the agreement will terminate immediately upon either Mr. Bottoli's death or disability or upon the Board's good faith determination that Mr. Bottoli should be terminated for cause, and the agreement will terminate upon 45 days' prior written notice of either Mr. Bottoli's resignation or the Board's good faith determination that Mr. Bottoli should be terminated without cause. Under the Bottoli Agreement, Mr. Bottoli is obligated to devote full time to our affairs, except that he may spend up to seven days per year on activities related to service on the board of directors of Ratti S.p.A., an Italian company. The Bottoli Agreement provides for an annual base salary that is subject to annual review by the Board and a target annual bonus under SAPP of €600,000 (up to a maximum of €800,000) based on the Board's assessment of Mr. Bottoli's performance as measured against performance targets to be agreed upon between the Board and Mr. Bottoli on an annual basis. Mr. Bottoli does not participate in any of the Company's retirement plans. However, the Bottoli Agreement provides that Mr. Bottoli will receive each year an amount equal to the sum of: (i) the amount he would otherwise accrue if he did participate in the Pension Plan and the SERP (provided that for the purposes of such calculation no compensation maximum limits will apply and he will be deemed to have a base salary equal to his then current salary plus €100,000); plus (ii) in lieu of 401(k) plan participation, $6,500 for 2004, $7,000 for 2005, $7,500 for 2006, and $7,500 indexed for inflation for years after 2006. Mr. Bottoli may be obligated to repay to us a percentage of the payments described in the prior sentence if prior to March 3, 2009 his employment terminates other than in connection with the bankruptcy of the Company. In such event, Mr. Bottoli would be required to repay 80 per cent of such amount if his employment terminates on or after March 3, 2005, with the repayment percentage declining 20 per cent per year, to 0 per cent if his employment terminates on or after March 3, 2009.

  (ii)
  The Bottoli Agreement provides that it is the parties' intent that we nominate Mr. Bottoli to our Board of Directors at all regular elections of Directors occurring during his employment. The Sponsors' Stockholders Agreement contains a similar provision requiring the parties thereto to take action to cause our Chief Executive Officer to be elected to the Board of Directors, subject to any then applicable requirements of any securities exchange or regulatory authority.

  (iii)
  On May 11, 2005, Samsonite Europe and Mr. Bottoli executed a Management Agreement, with an effective date of June 25, 2004, and in connection therewith, on May 12, 2005 Mr. Bottoli and the Company executed a letter of understanding regarding the Management Agreement. Under the Management Agreement, Mr. Bottoli serves as managing director of Samsonite Europe, in charge of the day-to-day management of Samsonite Europe and its subsidiaries, in exchange for an annual management fee of €100,000. The Management Agreement provides that Samsonite Europe will provide an automobile for Mr. Bottoli's business use with aggregate annual expenses not to exceed €25,000, and during such time as his place of work is Oudenaarde, Belgium, Samsonite Europe will (i) rent an apartment for his use with annual expenses not to exceed €25,000; and (ii) reimburse him for professional travel to and from Oudenaarde in an aggregate amount not to exceed €25,000 annually. The Management Agreement provides for group medical insurance and for the participation of Mr. Bottoli in all Samsonite Europe benefit programs for which directors of Samsonite Europe are generally eligible. While the Management Agreement provides that the agreement may be terminated by Samsonite Europe or Mr. Bottoli upon 45 days prior written notice to the other party, the letter of understanding provides that, notwithstanding the terms of the Management Agreement, we shall cause Samsonite Europe not to terminate the Management Agreement unless and until the Bottoli Agreement is terminated. In connection with entering into the Management Agreement, Mr. Bottoli and Samsonite Europe terminated, as of the date it was originally entered into, a Consulting Agreement dated as of March 3, 2004 (and a letter agreement of similar effect to the letter of understanding) pursuant to which he was to provide consulting services to Samsonite Europe.

  (iv)
  A description of the severance and other post-termination provisions of the Bottoli Agreement, the Management Agreement and letter of understanding regarding the Management Agreement is set forth at "Potential Payments upon Termination or Change in Control — Termination of Employment" below.

(b)     Richard H. Wiley Employment Agreement

  The Company entered into an employment agreement with Mr. Wiley, or the Wiley Agreement, effective as of February 1, 2001 for successive one-year periods ending on January 31, 2002 and for each year thereafter; provided that the term will end on the last day of a contract year if we give Mr. Wiley written notice of our intention not to extend the agreement not less than six months from the end of a contract year. The Wiley Agreement provides that the Board may increase the base salary payable to Mr. Wiley. The Wiley Agreement provides for payment of an incentive bonus of up to 75 per cent of annual base salary if we attain certain annual performance goals and Mr. Wiley completes certain annual projects prescribed by the Board; however, it has since been determined that Mr. Wiley would instead participate in the SAPP or other annual cash bonus program developed by the Company. The Wiley Agreement provides for participation of Mr. Wiley in all of our pension, welfare, savings, and other benefit and insurance plans on the same basis as our other executive officers in the United States. A description of the severance and other post-termination provisions of the Wiley Agreement is set forth at "Potential Payments upon Termination or Change in Control — Termination of Employment" below.

(c)     Marc Matton Employment Agreements

  Samsonite Europe entered in an Employment Agreement with Mr. Matton, or the Matton Agreement, effective as of October 1, 2000. Under the Matton Agreement, Mr. Matton is obligated to devote his full time to the performance of services for Samsonite Europe. The Matton Agreement provides for an annual base salary of €200,000. The Matton Agreement provides that the Board of Samsonite Europe may increase the base salary payable to Mr. Matton. Mr. Matton is also entitled under the Matton Agreement to receive an annual incentive bonus in an amount up to 75 per cent of annual base salary; however, the Compensation Committee has since determined that Mr. Matton would instead participate in SAPP. The Matton Agreement provides for participation of Mr. Matton in Samsonite Europe N.V.'s pension plan and other benefit arrangements, including medical care, reimbursement for car expenses, participation in the stock option plan and travel insurance policies. The Matton Agreement expires on February 12, 2009. Mr. Matton has also entered into customary, summary employment contracts with Samsonite Europe N.V. with respect to his services to Samsonite performed in Belgium, the Netherlands and Germany. The amounts payable under these contracts have been included in the various tables in this Part XI. A description of the severance and other post-termination provisions applicable to Mr. Matton are set forth at "Potential Payments upon Termination or Change in Control — Termination of Employment" below.

(d)     Quentin Mackay Employment Contract

  The Company entered into an Employment Contract with Quentin Mackay, or the Mackay Agreement, effective February 1, 2005, under which Mr. Mackay agreed to serve as our Creative Director. The Mackay Agreement is for an indefinite term. Mr. Mackay is a participant in SAPP and the Mackay Agreement provides for an initial grant of stock options, medical insurance and other employee benefits and perquisites, including a car allowance and his optional participation in the Samsonite U.K. retirement plan. A description of the severance and other post-termination provisions of the Mackay Agreement is set forth at "Potential Payments upon Termination or Change in Control — Termination of Employment" below.

(e)     Ramesh Tainwala Employment Agreement

  The Company entered into an employment agreement with Mr. Tainwala, or the Tainwala Agreement, dated January 1, 2007, under which Mr. Tainwala agreed to serve as General Manager of Samsonite Middle East FZCO. Mr. Tainwala also continues to serve as the Chief Operating Officer of Samsonite South Asia Private Limited. The Tainwala Agreement has a term of five years, unless earlier terminated by our Board of Directors. The Tainwala Agreement does not specify Mr. Tainwala's salary or bonus, but does provide for certain benefits and perquisites, some of which are described in footnote 8 to the Summary Compensation Table for 2007. Under the Tainwala Agreement, Mr. Tainwala is required to devote substantially all of his time and attention to his duties, provided, that he may continue to act as a director of Tainwala group companies so long as this does not affect his obligations to Samsonite. A description of the termination provisions and restrictive covenants of the Tainwala Agreement is set forth at "Potential Payments upon Termination or Change in Control—Termination of Employment" below.

Outstanding Equity Awards to Executive Directors and Certain Executive Officers as of End of Fiscal Year 2007

          The following table presents information concerning options to purchase Shares held by the named executive officers as of January 31, 2007. This section should be read in conjunction with paragraph 2.7 of "Additional Information" set out in Part XXIII of this document.

Option Awards
Name	Number of Securities Underlying Unexercised Options: Exercisable	Number of Securities Underlying Unexercised Options: Unexercisable	Option Exercise Price Per Share ($)	Option Expiration Date
Marcello Bottoli(1)	1,714,286 1,714,286 — —	— — 2,571,429 2,571,429	2.450 2.328 1.629 1.506	3/3/2014 3/3/2014 3/3/2014 3/3/2014
Richard H. Wiley(2)	1,638 4,286 7,143 7,500 2,857 557,143 —	— — — 22,500 — — 1,157,143	34.18 31.99 16.68 20.18 19.41 2.328 1.506	2/1/2007 7/15/2008 3/24/2009 11/12/2009 2/8/2010 3/17/2015 3/17/2015
Marc Matton(2)	2,286 2,286 5,000 1,143 278,571 —	— — 15,000 — — 578,571	31.99 16.68 20.18 19.30 1.838 1.016	7/15/2008 3/24/2009 11/12/2009 2/8/2010 3/17/2015 3/17/2015
Quentin Mackay(2)	278,571 —	— 578,571	1.838 1.016	3/17/2015 3/17/2015
Ramesh Tainwala(2)	2,571 278,571 —	— — 578,571	8.91 1.838 1.016	3/26/2011 3/17/2015 3/17/2015

(1)
For Mr. Bottoli, the information in this table concerns the Stonebridge option (described in more detail below, at "— Stonebridge Stock Option Agreement"). Performance targets relating to the vesting of the Stonebridge option have been met, such that the option will continue to become vested on the basis of passage of time, with 20 per cent of Tier I and Tier II of the option becoming vested on each of the first five anniversaries of the commencement of Mr. Bottoli's employment with Samsonite, subject to his continued employment. Any then-unvested portion of the Stonebridge option will become fully vested (i) upon a change in control (as defined in the Stonebridge option agreement) or (ii) upon termination of Mr. Bottoli's employment with Samsonite for good reason (as defined in the Stonebridge option agreement) if in the immediately prior fiscal year Samsonite achieved EBITDA (interest before interest, taxes, depreciation and amortization) that was in excess of the agreed upon performance model for that fiscal year.

(2)
The named executive officers other than Mr. Bottoli were each granted a stock option on March 17, 2005. Each such option vests in two tiers: Tier I, covering one-half of the Shares subject to the option, vests in 5 equal installments, with the first installment vested on the date of grant and the remaining four installments vesting on each of the first four anniversaries of the date of grant; and Tier II, covering one-half of the Shares subject to the option, vests in four equal installments, with the first installment vesting on the second anniversary of the date of grant and the next three installments vesting on each of the next three anniversaries of the date of grant. Vesting of the options is generally subject to the executive's being employed with the Company and its subsidiaries as of each vesting date. All of such options vest in full upon a change in control of the Company (as defined in the agreements evidencing the options).

Options of Executive Directors and Certain Executive Officers Exercised during Fiscal Year 2007

          None of our named executive officers exercised stock options during fiscal year 2007.

Employee Equity Agreements and Plans

          We set out below a summary of the key provisions of the employee share schemes to which we are a party.

(a)
Stonebridge Stock Option Agreement

(i)
Stonebridge is a British Virgin Islands corporation formed by a trust established by Marcello Bottoli, our Chief Executive Officer, for the benefit of himself and his family. The Stock Option Agreement with Stonebridge dated April 19, 2004, granted the Stonebridge options in two tiers: Tier One — 4,285,714 Shares with an exercise price of $1.225 per Share; and Tier Two — 4,285,714 Shares with an exercise price of $2.45 per Share. Since the date of original grant of the Stonebridge Option, the agreement has been amended twice: on March 17, 2005, the Stonebridge Option Agreement was amended to adjust the exercise price such that the new exercise price for Tier One options was $2.3275 per Share and for Tier Two Options was $2.45 per Share; and in connection with the Distribution (described at "— Compensation Discussion and Analysis for Fiscal Year 2007 — Equity Compensation" above), the exercise price of the unvested portions of Tier One and Tier Two of the Stonebridge Option were each reduced by approximately $0.805 per Share.

(ii)
The Stonebridge option has a ten-year term (subject to earlier termination), is non-transferable, and may be exercised only by the grantee. The number of Shares subject to the Stonebridge option and the exercise price for the Shares are subject to equitable adjustment as provided in our Fiscal Year 1999 Stock Option and Incentive Award Plan, or the 1999 Plan; provided, that if we issue Shares at a price below $1.82 per Share and our prior year's EBITDA (earnings before interest, taxes, depreciation and amortisation) exceeded the performance model as agreed to between us and Mr. Bottoli, the Stonebridge option will be adjusted to compensate for the dilution. Vesting of the Stonebridge Option originally also was subject to the attainment of performance goals, which have been attained. Upon a "change in control" (as defined in the Stonebridge option), all unvested portions of the Stonebridge option will become immediately vested.

(iii)
The Shares that may be issued pursuant to the exercise of the Stonebridge option are to be subject to the terms of the CEO Stockholders Agreement described in paragraph 8.4 of "Additional Information" set out in Part XXIII of this document. The Shares to be subject to the Stonebridge option are not currently registered, and the Stonebridge option contains provisions relating to the grantee's rights, under certain circumstances, to require us to register, under the Securities Act, those Shares that are purchased pursuant to the exercise of the Stonebridge option.

  (iv)
  If Mr. Bottoli resigns from his position as Chief Executive Officer for good reason, the unvested portion of the Stonebridge option will be cancelled; provided, however, that if, in the fiscal year immediately preceding his resignation we achieve EBITDA that exceeded the performance model as agreed to between us and Mr. Bottoli, then any unvested portion of the Stonebridge option shall become fully vested. If Mr. Bottoli's employment with us is terminated for cause, the Stonebridge option will automatically terminate and be cancelled in its entirety. If Mr. Bottoli's employment is terminated by us for any reason other than for cause, the vested portion of the Stonebridge option will remain exercisable for 90 days following the date of termination (or until the expiration of the ten year term, if sooner). If within one year following a change in control, Mr. Bottoli's employment with us is terminated in a change in control termination, the Stonebridge option will remain exercisable for 90 days following the date of termination (or until the expiration of the ten-year option term, if sooner). If Mr. Bottoli's employment with us is terminated other than (i) by his resignation for good reason or (ii) his termination other than for cause, and Mr. Bottoli dies or suffers from a permanent disability within 90 days after termination, then the post-termination exercise period will be extended to one year from the date of disability or death (or until the expiration of the ten-year term, if sooner).

  (v)
  If Mr. Bottoli is no longer employed as our Chief Executive Officer for any reason, we have the right to repurchase the Shares Stonebridge would have acquired through the exercise of the Stonebridge option, as follows: (i) for the 30-day period following the date of termination, the grantee may exercise any vested portion of the Stonebridge option on a cashless basis to the extent that the fair market value of our Shares is greater than the exercise price of such vested portion; (ii) if the grantee does not exercise the Stonebridge option as described in clause (i) and in the event that Mr. Bottoli has been terminated without cause or because of his death or disability, or if Mr. Bottoli has resigned for good reason, the then-outstanding Stonebridge option may be acquired by us at fair market value; and (iii) in all other circumstances of Mr. Bottoli's termination, the then-outstanding Stonebridge option automatically terminates on the thirty-first day following the termination date.

  (vi)
  The Stonebridge option contains a provision that allows the grantee, after the completion of certain types of underwritten public offerings for our Shares, to receive cash, rather than Shares, upon exercise of some or all of the options. The election to receive cash in lieu of Shares is available to the grantee after an underwritten public offering, or "Approved IPO,": (i) at an offering price not less than 225 per cent of the then conversion price of our 2003 convertible preferred stock; (ii) with net proceeds to us or selling stockholders of at least $100 million; and (iii) that would result in either a sale of at least 17.5 per cent of the Shares (treating the preferred stock as converted to Shares) or an issuance of newly issued Shares that, together with sales of stock by selling stockholders, would have the effect of reducing the voting power of the equity sponsors by at least 17.5 per cent. The amount of cash received by the grantee upon such an election would be equal to the difference between the fair market value of the option shares and the aggregate exercise price of such option shares. We currently anticipate that the global offering will constitute an approved IPO for purposes of the Stonebridge option.

(b)
Terms of Stock Option Grants to Named Executive Officers

  The named executive officers other than Mr. Bottoli were each granted a stock option on March 17, 2005. The number of shares subject to such options, the term and exercise price thereof and a discussion of the vesting provisions applicable thereto are set forth in and as a footnote to the table above entitled "Outstanding Equity Awards to Executive Directors and Certain Executive Officers as of End of Fiscal Year 2007". Shares acquired by the executives pursuant to the exercise of these options will be subject to the Executive Stockholders Agreement. The option agreements evidencing these stock options provide that the executive is subject to certain restrictive covenants concerning non-competition and confidentiality of information.

  All stock options held by the named executive officers which were granted prior to the March 17, 2005 grant are fully vested and exercisable.

(c)
Amendments to Stock Option Agreements

  In connection with the various arrangements being put in place for the proposed offering, we have agreed with our Major Stockholders to amend the terms of the Stonebridge option and each option award granted on or after March 17, 2005, to provide that, conditional upon Admission, if, during the 12 months immediately following Admission, (i) one or more of our Major Stockholders sells or otherwise disposes of any or all of its holdings of Samsonite securities and, following that sale, (ii) the employee's service with Samsonite terminates other than in a termination by Samsonite for cause, then rather than having 90 days to exercise vested options, the employee will be permitted to exercise vested options until the later of the 90th day following termination or the day that is 13 months following Admission (subject in each case to the expiration of the term of the option).

(d)
1995 Stock Option and Incentive Award Plan

  Effective October 18, 2005, no more awards may be granted under the Stock Option and Incentive Award Plan (the "1995 Plan"). The 1995 Plan provided for the issuance of a variety of awards, including tax qualified incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards or other forms of awards consistent with the purposes of the plan. As of June 1, 2007, options for 108,582 Shares were outstanding under the 1995 Plan at option exercise prices ranging from approximately $8.93 to $34.20 per Share.

(e)
Samsonite Corporation Amended and Restated Fiscal Year 1999 Stock Option and Incentive Award Plan

  We have reserved 27,142,857 Shares for issuance under the 1999 Plan. The 1999 Plan provides for the issuance of a variety of awards, including tax qualified incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and restricted stock units, and other stock-based awards (including deferred compensation payable in Shares). The 1999 Plan is administered by the Audit Committee which has full authority to determine, among other things, the persons to whom awards under the 1999 Plan will be made, the number of Shares subject to the awards, and the specific terms and conditions applicable to awards. Stock options granted under the 1999 Plan will have an exercise period of not more than ten years. As of June 1, 2007, options for 20,487,600 Shares were outstanding under the 1999 Plan at option prices ranging from approximately $1.02 to $19.32 per Share. The Company intends that, subject to Admission, no further options will be granted under the 1999 Plan.

(f)
Pre-Admission Grants Under 1999 Plan

  Our Board of Directors has determined to make grants of stock options under the 1999 Plan to approximately 67 Samsonite employees, including our executive officers, subject to Admission (such grants, the "IPO Options"). The IPO Options will relate to an aggregate of 5,714,285 Shares. Each of the named executive officers will be granted IPO Options on the following numbers of Shares: Mr. Bottoli, 822,199 Shares; Mr. Wiley, 274,066 Shares; Mr. Matton, 191,846 Shares; Mr. Mackay, 191,846 Shares; and Mr. Tainwala, 191,846 Shares. Each of the IPO Options will be granted at an exercise price equal to the offer price and will have a term of 10 years from the date of grant. Each of the IPO Options will vest three years after the date of grant depending on the achievement of certain financial targets.

(g)
2007 Equity Incentive Plan

(i)
Prior to Admission, we plan to adopt, and seek stockholder approval of, the Samsonite Corporation 2007 Equity Incentive Plan, or 2007 Plan. We intend that the 2007 Plan will take effect upon the later to occur of its adoption by the Board and the Admission date. The 2007 Plan provides for the grant of equity-based awards, including stock options, stock appreciation rights (SARs), restricted stock, restricted stock units, and other equity-based awards to our directors, officers and other employees, advisors and consultants and those of our subsidiaries who are selected by the Compensation Committee for participation.

(ii)
The 2007 Plan will be administered by the Compensation Committee, which has the authority, among other things, to determine who will be granted awards and all of the terms and conditions of the awards. Awards may be granted under the 2007 Plan following admission to trading on the London stock exchange and then only during a specified grant period, defined as the 42-day period commencing on the date of the announcement of the Company's results for any financial period, or the 42-day period commencing on the date on which the

    Compensation Committee resolves that exceptional circumstances have arisen which justify granting awards outside this period. The Compensation Committee is authorized to determine to what extent an award may be settled, cancelled, forfeited or surrendered, to interpret the 2007 Plan and any awards granted under the 2007 Plan and to make all other determinations necessary or advisable for the administration of the 2007 Plan. Where the vesting or payment of an award under the 2007 Plan is subject to the attainment of performance goals, the Compensation Committee will be responsible for certifying that the performance goals have been attained. Neither the Compensation Committee nor the Board of Directors has the authority under the 2007 Plan to take any action that (i) would lower the exercise, base or purchase price of any award granted thereunder, (ii) amend the limits on individual participation thereunder, (iii) amend the number of shares available for awards thereunder or (iv) amend the provisions with respect to administration of the 2007 Plan, without, in any case, first obtaining the approval of our stockholders.

  (iii)
  A maximum of 5,714,286 Shares will be available for awards under the 2007 Plan, subject to adjustment as described below. A maximum of 5,714,286 Shares may be made subject to options intended to be "incentive stock options" under the U.S. Internal Revenue Code of 1986, as amended (the "IRC"). A maximum of 2,857,143 Shares may be made subject to awards granted to any participant in any calendar year. Shares issued under the 2007 Plan may be authorized but unissued shares or treasury shares. If any Shares subject to an award granted under the 2007 Plan are forfeited, cancelled, exchanged or surrendered or if an award terminates or expires without a distribution of shares, or if Shares are surrendered or withheld as payment of either the exercise price of an award and/or withholding taxes in respect of an award, those Shares will again be available for awards under the 2007 Plan. Upon the exercise of any award granted under the 2007 Plan in tandem with any other award, the related award will be cancelled to the extent of the number of Shares as to which the award is exercised and such shares will not again be available for awards under the plan. In the event that the Compensation Committee determines that any corporate event, such as a dividend or other distribution, recapitalization, stock split, reorganization, merger, spin-off or the like, affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of plan participants, then the Compensation Committee will make those adjustments as it deems necessary or appropriate to any or all of (i) the number and kind of shares or other property that may thereafter be issued in connection with future awards, (ii) the number and kind of shares or other property that may be issued under outstanding awards, (iii) the exercise price or purchase price of any outstanding award, (iv) the performance goals applicable to outstanding awards and (v) the individual share limitations applicable to awards granted under the 2007 Plan. In any financial year of the Company, any award granted to any individual under the 2007 Plan will be limited such that immediately after the grant of the award, the aggregate fair market value (as defined in the 2007 Plan) of the shares of common stock subject to the award, when added to the aggregate fair market value of the shares of common stock subject to any other awards granted to the participant in that financial year, will not exceed an amount equal to four times the annual base salary (excluding bonuses and benefits) of the participant on the date of grant of the award. This individual limitation may be exceeded in exceptional circumstances except with respect to any participant whose compensation is determined to be subject to Section 162(m) of the IRC.

  (iv)
  The 2007 Plan provides that the vesting or payment of an award will be subject to the attainment of performance goals. The Compensation Committee may base performance goals on one or more of the following criteria, determined in accordance with generally accepted accounting principles ("GAAP") or such other standards prevailing at the time of their measurement, where applicable:

    •
    pre-tax income or after-tax income;

    •
    operating or profit margins;

    •
    return on equity, assets, capital or investment;

    •
    earnings or book value per share;

    •
    sales or revenues;

      •
      operating expenses;

      •
      stock price appreciation;

      •
      cash flow;

      •
      strategic business targets or objectives;

      •
      non-GAAP financial measures such as EBITDA or total shareholder return; or

      •
      implementation or completion of critical projects or processes.

    The performance goals may be expressed in terms of attaining a specified level of the particular criterion, or an increase or decrease in the particular criterion, and may be applied to the Company or a subsidiary or division or strategic business units of the Company. The Compensation Committee has the authority to make equitable adjustments to the performance goals in recognition of unusual or non-recurring events, in response to changes in laws or regulations or to account for extraordinary or unusual events. Where an award under the 2007 Plan is intended to qualify as performance-based compensation within the meaning of Section 162(m) of the IRC and has been made subject to a performance goal, no compensation may be paid under such award unless and until the Compensation Committee certifies that the goal has been attained.

  (v)
  The terms and conditions of stock options granted under the 2007 Plan will be determined by the Compensation Committee and set forth in an award agreement. Stock options granted under the 2007 Plan may be "incentive stock options" within the meaning of Section 422 of the IRC, or non-qualified stock options. SARs confer on the participant the right to receive an amount, in cash or shares of our common stock, equal to the excess of the fair market value of a share of stock on the date of exercise over the grant price of the SAR, and may be granted alone or in tandem with another award. The exercise price of an option or SAR granted under the 2007 Plan will not be less than the fair market value of our common stock on the date of grant. The term of an option or SAR granted under the 2007 Plan may not exceed 10 years from the date of grant. The grant price of an SAR granted in tandem with a stock option will be the same as the stock option to which the SAR relates. The vesting of a stock option or SAR will be subject to such other conditions as the Compensation Committee may determine, which may include the attainment of one or more performance goals.

  (vi)
  The terms and conditions of awards of restricted stock and restricted stock units granted under the 2007 Plan will be determined by the Compensation Committee and set forth in an award agreement. A restricted stock unit confers on the participant the right to receive a share of our common stock or its equivalent value in cash, in the discretion of the Compensation Committee. These awards will be subject to restrictions on transferability which will lapse under those circumstances that the Compensation Committee may determine, which may include the attainment of one or more performance goals. The Compensation Committee may determine that the holder of restricted stock or restricted stock units may receive dividends (or dividend equivalents, in the case of restricted stock units) that may be deferred during the restricted period applicable to these awards.

  (vii)
  The plan also provides for other equity-based awards, the form and terms of which will be as determined by the Compensation Committee, consistent with the purposes of the plan. The vesting, value or payment of one of these awards may be made subject to the attainment of one or more performance goal.

  (viii)
  Unless otherwise determined by the Compensation Committee and set forth in an Award Agreement, all then-outstanding awards under the 2007 Plan will become vested and/or exercisable on a pro-rata basis on the day immediately preceding the date on which a Change in Control (as defined in the 2007 Plan) occurs, based on the actual achievement of the relevant performance goal(s) as of the day immediately preceding the date on which the Change in Control occurs. The Compensation Committee may in its discretion decide not to accelerate the vesting and/or exercisability of an award in connection with a Change in Control if it regards the acceleration as inappropriate under the circumstances.

  (ix)
  The Compensation Committee has the authority under the 2007 Plan to establish such procedures and programs that it deems appropriate to provide participants with the ability to defer the receipt of cash, common stock or other property payable with respect to awards granted under the plan.

  (x)
  Unless earlier terminated, the 2007 Plan will expire on the tenth anniversary of its effective date. Our Board of Directors or the Compensation Committee may at any time amend, suspend or terminate the 2007 Plan in whole or in part. No amendment that requires shareholder approval in order for the 2007 Plan to continue to comply with Section 162(m) of the IRC or any other applicable law will be effective unless the approval is obtained. In addition, no amendment or termination of the 2007 Plan will affect adversely the rights of any participant who has an outstanding award under the plan without the participant's consent.

Pension Benefits of Executive Directors and Certain Executive Officers during Fiscal Year 2007

          The following table sets forth information concerning benefits accrued by our named executive officers during fiscal year 2007 under each of our defined benefit pension plans in which they participate.

Name	Plan Name(1)	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)		Payments During Last Fiscal Year ($)
Marcello Bottoli	N/A	N/A	N/A		N/A
Richard H. Wiley	Pension Plan SERP	11.58 11.58	159,246 126,303	(2) (2)	0 0
Marc Matton	N/A	N/A	N/A		N/A
Quentin Mackay	N/A	N/A	N/A		N/A
Ramesh Tainwala	N/A	N/A	N/A		N/A

(1)
Messrs. Bottoli and Tainwala do not participate in any of the retirement programs sponsored by the Company. Messrs. Matton and Mackay do not participate in any defined benefit retirement plan sponsored by the Company.

(2)
The assumptions used in the present value calculations are the same assumptions used for the disclosure as of the end of fiscal year 2006, that is, the present values were calculated using a discount rate of 5.75 per cent and the RP-2000, combined annuitant/non-annuitant mortality table, with no collar, projected six years.

Samsonite Defined Benefit Retirement Programs

          We maintain a U.S. tax-qualified defined benefit plan, the Samsonite Employee Retirement Income Plan (the "Pension Plan"), which covers most of our U.S. employees, and a non-qualified defined benefit plan, the Samsonite Supplementary Retirement Plan (the "SERP"), which covers certain U.S. executives, including Mr. Wiley.

          The Pension Plan is a tax-qualified defined benefit plan which provides monthly benefit payments to vested participants retiring at normal retirement age calculated based on years of service and the participant's final average monthly earnings, net of offsets for Social Security benefits. Participants are eligible for monthly pension benefits beginning at the normal retirement age of 65, or at age 62 with 25 years of credited service. Benefits vest in full after five years of service. Participants with a minimum of five years of service are eligible for reduced benefits at early retirement after attaining age 55.

          The SERP, which is a non-qualified unfunded defined benefit plan, was adopted on December 1, 1995 and provides to eligible executives retirement benefits on compensation and benefits in excess of certain IRC maximums for tax-qualified plans. The SERP benefit is calculated as (a) minus (b), where (a) equals the benefit that would be paid to the SERP participant under the Pension Plan, calculated without regard to the limitations imposed under the U.S. Internal Revenue Code limitations and after taking into account service with the Company and its predecessors, and where (b) is the actual benefit payable to the participant under the Pension Plan. The SERP is administered by the compensation committee of the Company's board of directors. In calculating a participant's accrued benefit, a participant's annual earnings are limited to $350,000, which amount may be increased by the compensation committee. Benefits under the SERP are paid if and when payments under the Pension Plan are made. Benefits under the SERP will be forfeited if a participant's employment is terminated for cause. Change in control-related provisions of the SERP are described at "Potential Payments Upon Termination or Change in Control — Change in Control — SERP." Under the SERP the Company may establish a grantor trust and fund such trust with assets sufficient to pay the benefits under the SERP. The SERP may be amended or terminated by the Company at any time, provided that any amendment or termination may cancel, reduce or otherwise adversely affect the amount of benefits accrued by any SERP participant without that participant's consent.

          Compensation covered by the Pension Plan and the SERP is total cash compensation paid, including any amount contributed under a Section 401(k) plan. The benefits generally are payable on a life annuity basis and are calculated prior to the application of any offset amounts.

Non-Qualified Deferred Compensation of Executive Directors and Certain Executive Officers during Fiscal Year 2007

          The following table sets forth information concerning contributions and earnings during (except as noted for Mr. Matton) fiscal year 2007 under supplemental defined contribution pension plans and non-qualified deferred compensation awards held by the named executive officers. Descriptions of such plans and deferred compensation awards follow the table.

Name	Plan or Award	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Balance as of January 31, 2007 ($)
Marcello Bottoli(1)	Deferred Comp. Award	N/A	N/A	0	4,725,000
Richard H. Wiley(2)	Deferred Comp. Award	N/A	N/A	0	840,000
Marc Matton(3)	Supplemental Plan Belgium	N/A	35,693	2,447	450,560
Quentin Mackay(4)	Supplemental Plan U.K.	7,990	15,980	8,166	40,552
Ramesh Tainwala(5)	N/A	N/A	N/A	N/A	N/A

(1)
Mr. Bottoli does not participate in any of the retirement programs sponsored by the Company. The deferred compensation award set forth in this table was granted by the Company to Stonebridge. The amount shown as the aggregate balance of the Stonebridge deferred compensation award represents the full potential value of such award, notwithstanding applicable vesting provisions.

(2)
The amount shown as the aggregate balance of Mr. Wiley's deferred compensation award represents the full potential value of such award, notwithstanding applicable vesting provisions.

(3)
Amounts shown with respect to Mr. Matton were calculated in euros and were calculated on a 2006 calendar-year basis rather than a fiscal-year basis. For purposes of this disclosure, amounts in euros have been converted into U.S. dollars at a rate of 1.25949, the average of the daily euro-to-dollar exchange rates published by the Wall Street Journal during the Company's fiscal year ending January 31, 2007.

(4)
Amounts shown with respect to Mr. Mackay were calculated in British pounds sterling. Amounts shown as contributed by Mr. Mackay are included as Salary in the Summary Compensation Table. For purposes of this disclosure, amounts paid or credited in pounds sterling have been converted into U.S. dollars at a rate of 1.8469, the average of the daily pound-to-dollar exchange rates published by the Wall Street Journal during the Company's fiscal year ending January 31, 2007.

(5)
Mr. Tainwala does not participate in any of the retirement programs sponsored by the Company and has not been granted a deferred compensation award.

Supplemental pension plan — Belgium

          Samsonite Europe N.V. sponsors a defined contribution plan for the benefit of certain of its employees in Belgium, including Marc Matton. All contributions to the plan are made by Samsonite Europe N.V. The basic contribution to the plan is equal to 5.85 per cent of the participant's gross salary. For management employees, including Mr. Matton, the amount of the contribution is 7.85 per cent of gross salary up to €41,248 and 11.85 per cent of adjusted base salary above €41,248. Under this plan, normal retirement age is age 60 and benefits may be paid in a lump sum following retirement or by way of a monthly retirement allowance. Amounts set forth in the table above with respect to Mr. Matton were calculated in euros. For purposes of this disclosure, amounts in euros have been converted into U.S. dollars at a rate of 1.25949, the average of the daily euro-to-dollar exchange rates published by the Wall Street Journal during the Company's fiscal year ending January 31, 2007.

Supplemental pension plan — U.K.

          Samsonite UK Ltd. sponsors a defined contribution plan for the benefit of certain of its employees in the United Kingdom, including Quentin Mackay, who may elect whether or not to participate in the plan. Under the plan, Samsonite UK Ltd. makes a contribution equal to 6 per cent of the participant's gross salary and the employee contributes 3 per cent of the participant's gross salary. Amounts set forth in the table above with respect to Mr. Mackay were calculated in British pounds sterling. For purposes of this disclosure, amounts paid or credited in pounds sterling have been converted into U.S. dollars at a rate of 1.8469, the average of the daily pound-to-dollar exchange rates published by the Wall Street Journal during the Company's fiscal year ending January 31, 2007.

Deferred Compensation Awards

          We set out below a summary of the key provisions of the deferred compensation awards to which we are a party with our named executive officers.

(a)
Stonebridge Deferred Compensation Award

(i)
Deferred compensation award

    On March 17, 2005, the Compensation Committee granted to Stonebridge Development Limited, a corporation formed by a trust established by Mr. Bottoli for the benefit of himself and his family, or Stonebridge, a deferred compensation award in the amount of $4,725,000 to compensate the grantee for the loss of value represented by adjusting in March 2005 the exercise price of the Tier I options granted to Stonebridge in March 2004 to $2.3275, the fair market value of a Share on the original date of the grant. The deferred compensation award provides for a maximum benefit expressed as a fixed U.S. dollar amount, subject to vesting. The deferred compensation award may be paid in cash or in Shares at our discretion, as more fully discussed below.

  (ii)
  Adjustment

    The award amount is subject to downward adjustment if the market price of the Shares on the vesting date of the deferred compensation award is less than $2.3275, the fair market value of the Shares on March 17, 2005, as follows: if, on the date of vesting of any portion of the deferred compensation award, the per share fair market value of the Shares is less than $2.3275, the award amount shall be adjusted so as to be equal to the product of (i) the excess, if any, of the per share fair market value of the Shares on such vesting date over $1.225, multiplied by (ii) the number of Shares subject to the Tier I option as of the vesting date, which amount shall then be multiplied by the percentage of the deferred compensation award vested as of such vesting date.

    In connection with, and subject to, Admission, we plan to amend the deferred compensation award to provide, among other things, that the thresholds for potentially reducing the payout under the award as described above, currently $2.3275 and $1.225, will each be reduced by $0.805, the amount by which the exercise price of the unvested portion of the Stonebridge option was adjusted in connection with the Distribution (described in the Compensation Discussion and Analysis above).

  (iii)
  Vesting

  (1)
  Subject to paragraph (2) below, the deferred compensation award shall vest in full on the earlier to occur of (x) a "Change of Control" (as defined in the Stock Option Agreement entered into among Stonebridge, Marcello Bottoli and the Company, effective April 19, 2004, or the Stonebridge Option Agreement), (y) March 2, 2014 and (z) Mr. Bottoli's resignation from his position as our chief executive officer pursuant to the first sentence of Section 8 of the Stonebridge Option Agreement, in each case, provided Mr. Bottoli is employed by us as of such event or date, referred to as a "vesting event".

  (2)
  In the event that prior to the occurrence of a vesting event Mr. Bottoli is no longer employed by us as a result of (x) Mr. Bottoli's death or permanent disability, (y) Mr. Bottoli's termination without cause or (z) Mr. Bottoli's resignation with good reason, all or a portion of the deferred compensation award shall become vested as of the effective date of such a termination of employment, according to the following schedule:

Termination on or after March 3, 2006 and prior to March 3, 2007	40%
Termination on or after March 3, 2007 and prior to March 3, 2008	60%
Termination on or after March 3, 2008 and prior to March 3, 2009	80%
Termination on or after March 3, 2009	100%
  (iv)
  Payment

    The deferred compensation award may be paid in cash or in Shares or in a combination of both at our discretion; provided, however, that any payment shall include an amount of cash at least equal to the amount necessary to satisfy all income and employment tax obligations incurred by the grantee with respect to such payment. If paid in Shares, such Shares will be subject to the CEO Stockholders Agreement described in paragraph 8.4 of "Additional Information" set out in Part XXIII of this document.

  (v)
  Proposed Amendment

    In connection with, and subject to, Admission, we plan to amend all of the deferred compensation awards, including the Stonebridge deferred compensation award, so that the awards will vest and become payable on the same schedule as the related stock option. In addition, that portion of the deferred compensation awards that becomes vested and payable in connection with the executive's participation in the global offering and which relates to the options that the executive exercises in order to participate in the offering will automatically be paid in cash, with the remaining portion of the award continuing to be payable in either cash or Shares in the Company's discretion. In addition, we plan to amend the thresholds for potentially reducing the payout under the award, as described under "— Adjustment".

(b)
Wiley Deferred Compensation Awards

(i)
Deferred Compensation Awards

    On March 17, 2005, the Compensation Committee granted to Richard H. Wiley a deferred compensation award in the amount of $840,000. The deferred compensation award was granted to compensate him for the loss of value represented by the cancellation of stock options granted during 2004 with exercise prices per Share below the fair market value of a Share on the date of grant and the replacement of such discounted options with options having an exercise price per Share equal to fair market value per Share on the date of grant. The deferred compensation award may be paid in cash or in Shares at our discretion, as more fully discussed below.

  (ii)
  Adjustment

    The award amount is subject to downward adjustment if the market price of the Shares on the vesting date of the deferred compensation award is less than $2.3275, the fair market value of the Shares on March 17, 2005, as follows: if, on the date of vesting of any portion of the deferred compensation award, the per share fair market value of the Shares is less than $2.3275, the award amount shall be adjusted so as to be equal to the product of (i) the excess, if any, of the per share fair market value of the Shares on such vesting date over $1.8375, multiplied by (ii) the number of Shares subject to the option as of the vesting date, which amount shall then be multiplied by the percentage of the deferred compensation award vested as of such vesting date.

    In connection with, and subject to, Admission, we plan to amend the deferred compensation award to provide, among other things, that the thresholds for potentially reducing the payout under the award as described above, currently $2.3275 and $1.225, will each be reduced by $0.805, the amount by which the exercise price of the unvested portion of the related option was adjusted in connection with the Distribution (described in the Compensation Discussion and Analysis).

  (iii)
  Vesting

    (1)     Subject to paragraph (2) below, the deferred compensation award shall vest in full on the earlier to occur of (x) a change of control and (y) September 25, 2013, in each case, provided Mr. Wiley is employed by us as of such event or date, a vesting event.

    (2)     In the event that, prior to the occurrence of a vesting event, Mr. Wiley is no longer employed by us as a result of (x) his death or permanent disability; or (y) his termination without cause, all or a portion of the deferred compensation award will become vested as of the effective date of such a termination of employment, according to the following schedule:

Tier One Award
Termination on or after March 17, 2006 and prior to March 17, 2007	40%
Termination on or after March 17, 2007 and prior to March 17, 2008	60%
Termination on or after March 17, 2008 and prior to March 17, 2009	80%
Termination on or after March 17, 2009	100%
Tier Two Award
Termination prior to March 17, 2006	0%
Termination on or after March 17, 2006 but prior to March 17, 2007	25%
Termination on or after March 17, 2007 but prior to March 17, 2008	50%
Termination on or after March 17, 2008 but prior to March 17, 2009	75%
Termination on or after March 17, 2009	100%
  (iv)
  Payment

    The deferred compensation award may be paid in cash or in Shares or in a combination of both at our discretion; provided, however, that any payment will include an amount of cash at least equal to the amount necessary to satisfy all income and employment tax obligations incurred by the grantee with respect to such payment. If paid in Shares, such Shares will be subject to the Executive Stockholders Agreement described in paragraph 8.4 of "Additional Information" set out in Part XXIII of this document.

  (v)
  Proposed Amendment

    In connection with, and subject to, Admission, we plan to amend all of the deferred compensation awards, so that the awards will vest and become payable on the same schedule as the related stock option. In addition, that portion of the deferred compensation awards that becomes vested and payable in connection with the executive's participation in the global offering and which relates to the options that the executive exercises in order to participate in the offering will automatically be paid in cash, with the remaining portion of the award continuing to be payable in either cash or Shares in the Company's discretion.

Potential Payments Upon Termination or Change in Control

Termination of Employment

(a)
Marcello Bottoli

(i)
The Bottoli Agreement provides that if we terminate Mr. Bottoli's employment without cause (other than as a result of his disability), we are required to pay Mr. Bottoli severance compensation in an amount equal to 24 months of his base salary and 18 months of his bonus, in each case calculated as the average of Mr. Bottoli's base salary and bonus during the previous three-year period. In the event of any termination, we are obligated to pay Mr. Bottoli (or his estate, as applicable) any bonus amounts to which Mr. Bottoli is entitled. The Bottoli Agreement provides that during Mr. Bottoli's employment with us and for a period of one year thereafter, he shall not engage in any business activity that is in competition with any of the businesses in which we engage or in which we have made preparations to engage, in any of the geographic areas in which we have conducted business during the one year preceding or the one year following the termination of employment. In addition, during the non-compete period, Mr. Bottoli will not in any way interfere with the relationship between us and any employee or material customer, supplier or other business relation, or hire any person known to him to have been our employee during the 12 months prior to termination. Unless Mr. Bottoli's employment is terminated for cause, we are obligated to pay Mr. Bottoli a non-compete payment, in addition to any other termination payments, which will cease on the earlier of our written election to Mr. Bottoli terminating his non-compete obligations, Mr. Bottoli's acceptance of alternative employment with compensation equal or greater than his prior year's base salary (which does not violate his non-compete obligations), or the end of the non-compete period. If Mr. Bottoli is terminated without cause, the non-compete payment, to be paid monthly, will be equal to a pro rata portion of his annual salary, calculated as the average of his salary during the previous three-year period. If Mr. Bottoli resigns (with or without good reason, as defined in the Bottoli Agreement), the non-compete payment, paid monthly, will be equal to a pro rata portion of his annual salary, calculated as the average of his salary during the previous three-year period, plus (provided that Mr. Bottoli still owns any Shares) the greater of his average bonus during the previous three-year period or 50 per cent of his allocated bonus. Under certain circumstances Mr. Bottoli may be required to repay certain amounts to the Company upon termination of his employment; for a description of these terms, see the description of the Bottoli agreement at "Service Contracts of Executive Directors and Certain Executive Officers — Employment Agreement with Marcello Bottoli" above.

  (ii)
  The letter of understanding between Mr. Bottoli and Samsonite Europe entered into in connection with the execution of the Management Agreement between Mr. Bottoli and Samsonite Europe provides that if the Bottoli Agreement is terminated, the Management Agreement shall be terminated at the same time, provided that, notwithstanding such termination, we are required to continue to pay to Mr. Bottoli the management fee on a monthly basis until the earlier of our written election to Mr. Bottoli terminating his non-compete obligations, Mr. Bottoli's acceptance of alternative employment with compensation equal to or greater than his prior year's base salary (which does not violate his non-compete obligations), or the end of the non-compete period (as set forth in the Bottoli Agreement).

  (iii)
  If Mr. Bottoli's employment had been terminated as of January 31, 2007 by the Company without cause, the Company would have been obligated to pay Mr. Bottoli cash severance totalling approximately $2,645,000, assuming for this purpose that the Company also elected to enforce the non-competition provisions of the Bottoli agreement for a full year. If Mr. Bottoli had resigned as of January 31, 2007, the Company would have been obligated to pay Mr. Bottoli amounts in respect of the non-competition provisions of the Bottoli agreement totaling approximately $1,243,000.

  (iv)
  A description of the terms that apply to stock options and deferred compensation awards held by Mr. Bottoli or trusts for the benefit of himself and his family in the case of the termination of his service with the Company is set forth at the description of such stock options and deferred compensation awards, at "Employee Stock Option Agreements and Plans — Stonebridge Stock Option Agreement" and "Deferred Compensation Awards — Stonebridge Deferred Compensation Award", respectively. If Mr. Bottoli had resigned with good reason as of January 31, 2007, and the Company had exceeded the previous year's EBITDA goal, the intrinsic value of vesting stock options held by Stonebridge would have equaled approximately $11,739,000, assuming for this purpose the Company common stock value as of January 31, 2007 of $3.85 per share. If the Company had re-acquired vested Stonebridge options as of January 31, 2007 in connection with the termination of Mr. Bottoli's employment on such date, the Company would have been obligated to pay to Stonebridge a total of approximately $5,010,000, calculated as the difference between the exercise prices of such vested options and the Company common stock value as of January 31, 2007, which was $3.85 per share. Under the Stonebridge deferred compensation award, upon termination of Mr. Bottoli's employment as of January 31, 2007 because of Mr. Bottoli's death or disability or if Mr. Bottoli was terminated by the Company without cause or terminated his employment for good reason, the Company would have been obligated to vest 40 per cent of the award and pay out approximately $1,890,000; if Mr. Bottoli terminated his employment as of January 31, 2007 with good reason and the performance goals applicable to Mr. Bottoli were met with respect to 2007, the Company would have been obligated to vest and pay 100 per cent of the Stonebridge deferred compensation award, having a total value as of January 31, 2007 of $4,725,000.

(b)
Richard H. Wiley

(i)
The Wiley Agreement provides that if we terminate Mr. Wiley's employment without cause, or if Mr. Wiley terminates his employment for good reason, then (1) we will be required to pay Mr. Wiley a sum equal to 18 months of base salary; provided that in the event we have provided a timely notice of non-renewal, the amount of base salary paid between the date of the notice and the date of termination will be subtracted from the 18 months of base salary and (2) until Mr. Wiley becomes eligible for coverage under another employer's benefit plans, we will allow Mr. Wiley to continue to participate, for the number of months remaining in the term of the Wiley Agreement, in all of our health and welfare benefit plans, provided such participation is permissible under the general terms and provisions of those plans. The Wiley Agreement provides that during Mr. Wiley's employment with us and for a period of one year thereafter, Mr. Wiley will not, directly or indirectly, as a principal, officer, director, employee or in any other capacity whatsoever, without our prior written consent, engage in, or be or become interested or acquire any ownership of any kind in, or become associated with, or make loans or advance property to any person engaged in or about to engage in, any business activity which is competitive with any of the businesses then engaged in by us in any of the geographic areas in which such businesses have been conducted by us during the last 12 months of his employment. Assuming that Mr. Wiley's employment with the Company terminated as of January 31, 2007, under circumstances entitling him to severance, the Company would be obligated to pay Mr. Wiley cash severance equaling approximately $563,000, and his continued participation in our health and welfare plans for one year would have a total cost of approximately $16,000.

(ii)
If Mr. Wiley's employment with us is terminated without cause, all vested options then held by Mr. Wiley generally will remain exercisable for 90 days following such termination of employment, unless such termination is because of Mr. Matton's death or disability, in which case vested stock options generally will remain exercisable for one year. Information concerning Mr. Wiley's stock options as of January 31, 2007, is set forth at "Outstanding Equity Awards at Fiscal Year-End" above.

(iii)
A description of the terms that apply to the deferred compensation award held by Mr. Wiley in the case of the termination of his service with the Company is set forth at the description of such stock options and deferred compensation awards, at "Deferred Compensation Awards — Wiley Deferred Compensation Award." Under Mr. Wiley's deferred compensation award, if Mr. Wiley's employment had been terminated as of January 31, 2007, because of Mr. Wiley's death or disability, his termination by the Company without cause or Mr. Wiley's resignation for good reason, the Company would have been obligated to vest 40 per cent of the award, such portion having a value as of January 31, 2007, of approximately $168,000.

(c)
Marc Matton

(i)
The Matton Agreement provides that if Samsonite Europe terminates Mr. Matton's employment without cause, or if Mr. Matton terminates his employment for good reason, then Samsonite Europe will be required to pay Mr. Matton the amount of indemnity due under the "Claeys formule" used by Belgian Labour Courts, for which purpose Mr. Matton's seniority will be counted from his first working day with us, June 1, 1974. The Matton Agreement provides that during Mr. Matton's employment with Samsonite Europe and for a period of one year thereafter (unless such employment is terminated by Samsonite Europe without cause or by Mr. Matton with good reason), Mr. Matton will not, directly or indirectly, without the prior written consent of Samsonite Europe, engage in, or be or become interested or acquire any ownership of any kind in, or become associated with, or make loans or advance property to any person engaged in or about to engage in, any business activity which is competitive with any of the businesses then engaged in by Samsonite Europe on any of the geographic areas in which such businesses have been conducted by Samsonite Europe during the last 12 months of his employment. Assuming that Mr. Matton's employment with the Company terminated as of January 31, 2007, under circumstances entitling him to severance, under the Claeys formule, Mr. Matton would be entitled to payment of 40 months' base salary, or approximately $839,660 (€666,667 multiplied by 1.25949, the average of the daily euro-to-dollar exchange rates published by the Wall Street Journal during the Company's fiscal year ending January 31, 2007).

  (ii)
  If Mr. Matton's employment with us is terminated without cause, all vested options then held by Mr. Matton generally will remain exercisable for 90 days following such termination of employment, unless such termination is because of Mr. Matton's death or disability, in which case vested stock options generally will remain exercisable for one year. Information concerning Mr. Matton's stock options as of January 31, 2007, is set forth at "Outstanding Equity Awards at Fiscal Year-End" above.

(d)
Quentin Mackay

(i)
The Mackay Agreement provides that either party may terminate the agreement upon six months' written notice, provided, that in the case of a serious default by Mr. Mackay, we may terminate the agreement without any indemnity. The Mackay Agreement provides that during his employment and for a period of 12 months following the termination thereof Mr. Mackay will not, directly or indirectly, (i) delivery any services under any format to any other company competing with us, (ii) solicit or cause to be solicited, endeavour to entice away or offer to employ any of our employees or (iii) solicit any of our clients or customers. If Mr. Mackay's employment had been terminated as of January 31, 2007, the combined value of the notice pay and benefits due to Mr. Mackay for 6 months would equal approximately $140,760 (calculated in a combination of pounds sterling and euros, and converted for this purpose into U.S. dollars using the average of the daily euro-to-dollar or pound-to-dollar exchange rates published by the Wall Street Journal during the Company's fiscal year ending January 31, 2007), and because of his continued employment for six months, an additional 675,000 of Mr. Mackay's stock options would have become vested.

(ii)
If Mr. Mackay's employment with us is terminated without cause, all vested options then held by Mr. Mackay generally will remain exercisable for 90 days following such termination of employment, unless such termination is because of Mr. Mackay's death or disability, in which case vested stock options generally will remain exercisable for one year. Information concerning Mr. Mackay's stock options as of January 31, 2007, is set forth at "Outstanding Equity Awards at Fiscal Year-End" above.

(e)
Ramesh Tainwala

(i)
The Tainwala Agreement provides that either party must give three months' written notice of termination of the agreement except where Mr. Tainwala's service is terminated for cause, in which case the Company is not required to provide any notice. If the Company seeks to terminate Mr. Tainwala's service without giving three months' notice, it may do so, provided Mr. Tainwala is paid 1.5 times his last monthly salary during the period for which shorter notice has been given. In addition, under applicable law, Mr. Tainwala is entitled upon separation from service to a payment calculated as his number of years of service with Samsonite multiplied by 15 days of his then current base salary. Assuming that Mr. Tainwala's services with the Company terminated as of January 31, 2007 under circumstances entitling him to 3 months' notice pay and the additional severance payment, Mr. Tainwala would be entitled to an aggregate payment equal to approximately $174,130 (calculated in a combination of Indian rupees and U.S. dollars and converted for this purpose into U.S. dollars using the average of the daily rupee-to-dollar exchange rates published by the Wall Street Journal during the Company's fiscal year ending January 31, 2007). The Tainwala Agreement provides that during the term of the agreement and for one year following termination, Mr. Tainwala will not directly or indirectly solicit or cause to be solicited away any Samsonite clients or customers or offer employment to any Samsonite employees. In addition, for a period of 12 months following termination of the Tainwala Agreement, Mr. Tainwala is prohibited from competing with the business carried out by the Samsonite group of companies with which he was materially concerned or had management responsibility during the period of 12 months immediately prior to termination of his services.

  (ii)
  If Mr. Tainwala's employment with us is terminated without cause, all vested options then held by Mr. Tainwala generally will remain exercisable for 90 days following such termination of employment, unless such termination is because of Mr. Tainwala's death or disability, in which case vested stock options generally will remain exercisable for one year. Information concerning Mr. Tainwala's stock options as of January 31, 2007, is set forth at "Outstanding Equity Awards at Fiscal Year-End" above.

Change in Control

(a)
Awards Under 1999 Stock Plan.    Under the 1999 Stock Plan, upon a change in control of the Company, unvested stock options held by or on behalf of the named executive officers will become fully vested and exercisable and any applicable performance targets will be deemed to have been met. If a change in control of the Company had occurred on January 31, 2007, the approximate value of unvested stock options that would have become vested on such date (measured as the difference between the exercise price and $3.85, the fair market value of the Company common stock as of January 31, 2007) held by or on behalf of the named executive officers would have been: Mr. Bottoli, $11,738,718; Mr. Wiley, $2,712,087; and for each of Messrs. Matton, Tainwala and Mackay, $1,639,543.

(b)
Deferred Compensation Awards.    The deferred compensation awards granted to Stonebridge and to Mr. Wiley will become fully vested and payable upon the occurrence of a change in control of the Company (as defined in such award agreements). The value of the Stonebridge Deferred Compensation Award and the Wiley deferred compensation award as of January 31, 2007, is set forth in the table entitled "Non-Qualified Deferred Compensation of Executive Directors and Certain Executive Officers during Fiscal Year 2007".

(c)
SERP.    Under the SERP, if a participant's employment is terminated either voluntarily or involuntarily without "cause" within 12 months following a "change in control event" (as defined in the SERP), the participant's benefit will be converted into an actuarially equivalent lump sum benefit and paid out as soon as practicable after such termination of employment. The lump sum benefit is to be determined on the basis of the 1983 Group Annuity Mortality Table and the annual rate of interest on 30-year Treasury securities in effect for the month preceding the first day of the plan year in which the payment is made. If a change in control event occurred as of January 31, 2007, and Mr. Wiley's employment had been terminated as of the same date under qualifying circumstances, the Company would have been obligated to pay to him a lump sum benefit under the SERP of approximately $158,786.

Non-Executive Director Compensation Table for Fiscal Year 2007

          The following table sets forth information concerning compensation earned by our non-executive directors during fiscal year 2007.

Name	Fees Earned or Paid in Cash ($)	Total ($)
John Allan(1)	—	—
Charles J. Philippin	83,000	83,000
Ferdinando Grimaldi(2)	—	—
Anthony P. Ressler	37,250	37,250
Lee Sienna(3)	26,775	26,775
Donald L. Triggs	70,750	70,750
Richard T. Warner	72,000	72,000
Melissa Wong Bethell(4)	—	—
Jeffrey B. Schwartz(5)	38,250	38,250

(1)
Mr. Allan was appointed to our Board of Directors effective January 1, 2007. Mr. Allan was appointed as our Non-Executive Chairman in May 2007.

(2)
Mr. Grimaldi is an employee of Bain Capital and, as such, does not receive compensation from us for his services as a director.

(3)
Mr. Sienna is an employee of OTPP. In accordance with our arrangement with OTPP, director fees paid by us to Mr. Sienna are forwarded to OTPP.

(4)
Ms. Bethell is an employee of Bain Capital and, as such, did not receive compensation from us for her services as a director. Ms. Bethell resigned as a director effective as of May 18, 2007.

(5)
Mr. Schwartz resigned as a director effective as of May 18, 2007.

          The current members of our Board of Directors that are employed by or otherwise affiliated with our Major Stockholders are Antony Ressler (affiliated with Ares), Ferdinando Grimaldi Quartieri (affiliated with Bain Capital) and Lee Sienna (affiliated with OTPP). These non-executive Directors serve pursuant to the terms of the Sponsors' Stockholders Agreement. For a summary of the Sponsors' Stockholders Agreement, see "— Sponsors' Stockholders Agreement" under paragraph 8.3 of "Additional Information" set out in Part XXIII of this document. We will, prior to (and conditional upon) Admission, terminate the Sponsors' Stockholders Agreement. On termination of the Sponsors' Stockholders Agreement, we will enter into a letter agreement with our Major Stockholders, pursuant to which, amongst other provisions, and subject to Ares, Bain Capital or OTPP, as the case may be, individually owning at least 10 per cent of our issued and outstanding share capital, each of our Major Stockholders will agree to take all action lawfully within its power to cause the Board of Directors to include one director nominated by Ares, Bain Capital or OTPP, respectively.

          Other than Mr. Allan, each member of the Board of Directors, other than a director employed by the Company, is entitled to receive a fee of $30,000 per annum for serving on the Board of Directors, a fee of $1,250 per Board meeting attended and a fee of $1,000 per committee meeting attended. In addition, the chairperson of the Audit Committee receives an additional chair fee of $10,000 per annum and the chairpersons of all of the other committees of the Board receive an additional chair fee of $5,000 per annum. For fiscal year 2007, Messrs. Philippin, Triggs and Warner each were paid an additional $25,000 fee in cash in respect of their services on the special committee that reviewed the Company's leveraged recapitalisation transaction.

          Following Admission, we expect to pay each non-executive member of the Board of Directors, other than the non-executive Chairman and the directors that are employed by or otherwise affiliated with our Major Stockholders, a fee of $90,000 per annum for serving on the Board of Directors, a fee of $1,250 per Board meeting attended and a fee of $1,000 per committee meeting attended. In addition, the chairpersons of each of the committees of the Board, other than the non-executive Chairman and the directors that are employed by or otherwise affiliated with our Major Stockholders, will receive an additional $10,000 per annum.

          We entered into a letter of appointment with Mr. Allan on January 1, 2007 and plan to enter into an Amendment thereto on or prior to Admission, which provide that, with effect from the date of his appointment as Non-Executive Chairman of the Board on May 21, 2007, Mr. Allan is entitled to receive a flat fee of £150,000 (or approximately $300,000) per annum (or, for a period shorter than one year, a pro rata portion thereof) for serving on the Board of Directors in such capacity. The letter of appointment also provides for non-compete and non-solicitation covenants which expire 12 months following termination of Mr. Allan's service as a director. Mr. Allan's initial appointment is for a term ending on the date of the first annual meeting of stockholders after his appointment and may, conditional upon his re-election as a director by our stockholders, be renewed for a further period by mutual agreement. Mr. Allan's appointment is terminable with immediate effect upon his resignation or removal by the affirmative vote of the holders of a majority of the shares of our capital stock entitled to vote.

          On Admission, the Company intends to pay to each of Messrs. Philippin, Triggs and Warner a one-time payment equal to $175,000.

          In 1996, the Company adopted the 1996 Directors' Stock Plan whereby Board members may elect to receive their fees in shares of Common Stock rather than cash. During fiscal year 2007, none of the aggregate directors' fees were paid in shares of Common Stock. All of our directors are reimbursed for all reasonable travel and other expenses of attending meetings of the Board or a committee thereof.

PART XII: EXCHANGE RATE VARIATION

          The following chart indicates (i) for the period from February 1, 2004 through January 31, 2007, our fiscal year period end, period average and high and low Noon Buying Rates in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York and (ii) for the period from February 1, 2007 to June 26, 2007, the monthly period end, period average and high and low Noon Buying Rates, in each case expressed in U.S. dollars per £1.00. The rates below may differ from the actual rates used in the preparation of the combined financial statements and other financial information which appear elsewhere in this document. Our inclusion of these exchange rates is for illustrative purposes only and does not mean that the sterling amounts actually represent such dollar amounts or that such sterling amounts could have been converted into U.S. dollars at any particular rate, if at all. The Noon Buying Rate of the pound on June 26, 2007 was U.S.$2.00 = £1.00.

	U.S. dollars per £1.00
	High	Low	Period Average(1)	Period End
Fiscal Year
2005	1.95	1.75	1.84	1.89
2006	1.93	1.71	1.81	1.78
2007	1.98	1.73	1.86	1.96
2008 (through June 26)	2.01	1.91	1.96	1.98
Month in Fiscal Year 2008	2.01	1.92	1.97	2.00
February	1.97	1.94	1.96	1.96
March	1.97	1.92	1.95	1.97
April	2.01	1.96	1.99	2.00
May	2.00	1.96	1.98	1.98
June (through June 26)	2.00	1.97	1.98	2.00

Note:

(1)
The average of the Noon Buying Rates on the last business day of each month during the relevant period for yearly averages; on each business day of the month (or portion thereof) for monthly averages.

          Fluctuations between the pound and the U.S. dollar will affect the U.S. dollar equivalent of the sterling price of the Shares traded on the London Stock Exchange. Such fluctuations also will affect the sterling amounts received by U.K. stockholders upon conversion of cash dividends, if any, paid in U.S. dollars with respect to the Shares.

PART XIII: SELECTED FINANCIAL INFORMATION

          The table below sets out our selected audited financial information for the fiscal years 2007, 2006, 2005, 2004 and 2003, and our selected unaudited financial information for the three months ended April 30, 2007 and 2006. The data has been extracted without material adjustment from our U.S. GAAP consolidated financial statements and should be read in conjunction with the consolidated financial statements for the fiscal years 2007, 2006 and 2005 and for the three months ended April 30, 2007 and 2006, and related notes thereto included in Part XX of this document as well as with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part XIV of this document.

          The selected financial information below has been prepared in conformity with U.S. GAAP. U.S. GAAP and IFRS differ in certain significant respects.

          We and our U.S. subsidiaries prepare our financial statements according to a fiscal year ending on January 31, but our non-U.S. subsidiaries prepare their financial statements according to a fiscal year ending on the previous December 31. The consolidated accounts for our group are prepared for a fiscal year ending on January 31, and we consolidate accounts prepared to the same date for us and our U.S. subsidiaries and to the previous December 31 for our non-U.S. subsidiaries. All financial information in this document is given on a consolidated basis for our group. References in this document to a fiscal year denote the calendar year in which the fiscal year for our consolidated financial statements ended (for example, the "2007 fiscal year" or "fiscal year 2007" refers to the 12 months ended January 31, 2007).

          We are in the process of replacing all of our various business information systems worldwide with the SAP system. As part of this process, we may change the fiscal year according to which we prepare our audited consolidated financial statements so that it ends on December 31. If we change our fiscal year, our first set of audited consolidated results following Admission will be our results for the period ending December 31, 2007. This will consolidate our financial statements and those of our U.S. subsidiaries for the 11 months ended December 31, 2007 and the financial statements of our non-U.S. subsidiaries for the 12 months ended December 31, 2007. However, there can be no assurance that we will be able to successfully implement SAP on the planned timetable. If implementation is delayed, we may not change the fiscal year according to which we prepare our audited consolidated financial statements until the period ending on December 31, 2008. See "Risk Factors — Risks Related to Our Business and Industry — Our business may be adversely affected if we continue to encounter complications in connection with the implementation of our SAP information management software" in Part II of this document. References in this document to the "2008 fiscal year" or "fiscal year 2008" refer to the fiscal year ending on January 31, 2008 or, if we change our fiscal year as described above, to the fiscal year ending on December 31, 2007.

	Three months ended April 30,		Year ended January 31,
	2007	2006	2007	2006	2005	2004	2003
	(unaudited)		(audited)
	(in thousands, except per Share amounts)
Statement of Operations Data
Net Sales	$264,695	240,977	1,070,393	966,886	902,896	776,451	752,402
Gross Profit	$140,597	123,231	545,942	470,381	417,014	347,907	321,294
Gross Margin Percentage(1)	53.1%	51.1%	51.0%	48.7%	46.2%	44.8%	42.7%
Operating Income	$19,427	19,129	79,840	73,035	65,735	67,690	68,739
Net income (loss) before Cumulative Effect of an Accounting Change	$(2,954)	3,501	(8,229)	13,321	(9,698)	2,751	(2,455)
Cumulative Effect of an Accounting Change(2)	$—	1,391	1,391	—	—	—	—
Net income (loss)	$(2,954)	4,892	(6,838)	13,321	(9,698)	2,751	(2,455)
Preferred Stock Dividends	$—	(3,880)	(138,386)	(14,831)	(13,683)	(31,055)	(42,837)
Net income/(loss) to Common Stockholders	$(2,954)	1,012	(145,224)	(1,510)	(23,381)	(28,304)	(45,292)
Weighted Average Shares Outstanding — Basic and Diluted (prior to reverse stock split)	742,010	227,175	266,665	226,587	224,764	122,842	19,863
Net income/(loss) per Common Share — Basic and Diluted (prior to reverse stock split)(3)	$— *	0.01	(0.54)	(0.01)	(0.10)	(0.23)	(2.28)
Weighted Average Shares Outstanding — Basic and Diluted (as adjusted for reverse stock split)(4)	212,003	64,907	76,190	64,739	64,218	35,098	5,675
Net income/(loss) per Common Share — Basic and Diluted (as adjusted for reverse stock split)(4)	$(0.01)	0.02	(1.91)	(0.02)	(0.36)	(0.81)	(7.98)
Cash Dividend Declared per Common Share (prior to reverse stock split)	$—	—	0.23	—	—	—
Cash Dividend Declared per Common Share (as adjusted for reverse stock split)(4)	$—	—	0.805	—	—	—

Note:

*
Less than $(0.01) per share.

	Three months ended April 30,	Year ended January 31,
	2007	2007	2006	2005	2004	2003
	(unaudited)	(audited)
	(in thousands, except per Share amounts)
Balance Sheet Data (as of end of period)
Cash and Cash Equivalents	$51,202	78,548	85,448	56,378	29,524	22,705
Property, Plant and Equipment, Net	$106,122	103,999	89,100	98,810	114,471	112,895
Total Assets	$643,826	651,125	567,251	563,083	501,888	493,664
Long-Term Obligations (including Current Installments)	$470,760	489,819	297,832	338,841	327,567	423,155
Stockholders' Deficit	$(224,681)	(222,274)	(51,213)	(56,342)	(29,385)	(470,447)

Notes:

(1)
Gross Margin Percentage is derived by expressing Gross Profit as a percentage of Net Sales.

(2)
As described in Note 13 to the accompanying consolidated financial statements, on February 1, 2006 the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment ("SFAS 123R"). In accordance with SFAS 123R, the cumulative effect of the difference between the fair value of liability classified awards under SFAS 123R for deferred compensation arrangements and the intrinsic value of the awards under the accounting method previously utilised was recorded as the cumulative effect of a change in accounting principle at February 1, 2006.

(3)
Loss per Share — Basic and diluted for the three months ended April 30, 2007 and 2006 for the fiscal years 2007, 2006, 2005, 2004 and 2003 was computed based on the weighted average number of Shares outstanding during the respective periods. Basic loss per Share and diluted loss per Share are the same for these periods because the net loss to common stockholders causes potentially dilutive Shares for options, warrants and convertible preferred stock to be anti-dilutive.

(4)
As adjusted for the effects of the one-for-3.5 stock consolidation that will be completed on or prior to Admission, as described under paragraph 2.5 of "Additional Information" set out in Part XXIII of this document.

          We have implemented various restructuring plans and incurred restructuring charges in each of our fiscal years 2003 through 2007, which may affect the comparability of the selected historical consolidated financial information presented above, and the comparability of such information to future years' financial information. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part XIV of this document for further discussion of the fiscal year 2005, fiscal year 2006 and fiscal year 2007 restructurings.

 PART XIV: MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion summarises the significant factors and events affecting results of operations and the financial condition of the Company for each of the fiscal years 2007, 2006 and 2005, and for the three months ended April 30, 2007 and 2006, and should be read in conjunction with the consolidated financial statements set out in Part XX of this document and the other financial information contained elsewhere in this document. The consolidated financial statements set out in Part XX of this document contain information for the three-year period ended January 31, 2007, and for the three months ended April 30, 2007 and 2006, prepared in accordance with U.S. GAAP.

          The Company and its U.S. subsidiaries prepare their financial statements according to a fiscal year ending on January 31, but the Company's non-U.S. subsidiaries prepare their financial statements according to a fiscal year ending on the previous December 31. The group's consolidated accounts are prepared for a fiscal year ending on January 31, and we consolidate accounts prepared to the same date for the Company's U.S. subsidiaries and to the previous December 31 for the Company's non-U.S. subsidiaries. All financial information is given on a consolidated basis for the group. References in this document to a fiscal year denote the calendar year in which the fiscal year for the Company's consolidated financial statements ended (for example, the "2007 fiscal year" or "fiscal year 2007" refers to the 12 months ended January 31, 2007).

          The Company is in the process of replacing all its various business information systems worldwide with the SAP system. As part of this process, the Company may change the fiscal year according to which the Company prepares its audited consolidated financial statements so that it ends on December 31. Accordingly, the Company's first set of audited consolidated results following Admission may be its results for the period ending December 31, 2007. This will consolidate the financial statements of the Company and its U.S. subsidiaries for the 11 months ended December 31, 2007 and the financial statements of the Company's non-U.S. subsidiaries for the 12 months ended December 31, 2007. However, there can be no assurance that the Company will be able to successfully implement SAP on the planned timetable. If implementation is delayed, the Company may not change the fiscal year according to which it prepares its audited consolidated financial statements until the period ending on December 31, 2008. See "Risk Factors — Risks Related to Our Business and Industry — Our business may be adversely affected if we continue to encounter complications in connection with the implementation of our SAP information management software" in Part II of this document. References in this document to the "2008 fiscal year" or "fiscal year 2008" refer to the fiscal year ending on January 31, 2008 or, if we change our fiscal year as described above, to the fiscal year ending on December 31, 2007.

          The Company's operations consist primarily of the design, manufacture and distribution of luggage, as well as business, computer, outdoor and casual bags. The Company sells its products under a number of brand names, primarily Samsonite Black Label, Samsonite, and American Tourister, as well as Lambertson Truex, and licensed brand names including Lacoste and Timberland. The Company also licenses its brand names and is involved with the design and sale of footwear. The discussion is organised under the following key headings: Three Months Ended April 30, 2007 Compared to Three Months Ended April 30, 2006, Fiscal Year 2007 Cash Distribution, Executive Overview — Fiscal Year 2007 Compared to Fiscal Year 2006, Results of Operations, Liquidity and Capital Resources, Off-Balance Sheet Financing and Other Matters, Critical Accounting Policies, New Accounting Standards, Market Risk, Foreign Exchange Contracts, Interest Rates, Current Trading and Prospects, Working Capital and Capitalisation and Indebtedness Statement.

          On or prior to Admission, each of our issued and outstanding Shares will be reclassified and combined into a smaller number of Shares represented by the ratio of one-for-3.5 Shares. All historic share numbers, share prices and other share related information presented in this section have been adjusted to reflect what such share numbers, share prices and other share related information would have been had the one-for-3.5 stock consolidation already taken place at the relevant time.

General

          For purposes of this management's discussion and analysis of operations, we are analysing our net sales and operations as follows: (i) "Europe" operations, which include European sales, manufacturing and distribution, wholesale and retail operations; (ii) the "North America" operations, which include U.S. Wholesale, U.S. Retail, Canada operations and the operations of Lambertson Truex,

LLC which were acquired in fiscal year 2007; (iii) "Latin America" operations, which include operations in Mexico, Brazil, Argentina and Uruguay; (iv) "Asia" operations, which include the sales, manufacturing and distribution operations in India, Hong Kong, China, Singapore, South Korea, Japan, Taiwan, Thailand, Malaysia and Australia; and (v) "Other Operations" which include certain licensing activities and Corporate headquarters. In May 2006, the Company opened an executive office in London where its Chief Executive Officer and certain other key executives are located.

Three Months Ended April 30, 2007 Compared to Three Months Ended April 30, 2006

Executive Overview—Three Months Ended April 30, 2007 Compared to Three Months Ended April 30, 2006

          Since approximately 44 per cent of the Company's reported U.S. dollar sales were derived from operations reported in euros, the increase in the average exchange rate of the euro to the dollar for the three months ended April 30, 2007 compared to the three months ended April 30, 2006 had an effect on the Company's results of operations. Results of operations for fiscal 2008 were translated at an average euro exchange rate of 1.319 while fiscal 2007 results were translated at an average euro exchange rate of 1.202. As a result, while local sales denominated in euros increased by 4.0 per cent (the constant U.S. dollar equivalent of $4.1 million), these euro denominated sales, when translated to U.S. dollars, increased by approximately $14.5 million, or 14.1 per cent. The strengthening of the euro had the effect of increasing reported sales by approximately $10.4 million between fiscal 2007 and 2008. The stronger euro also resulted in increases in reported cost of sales and other operating expenses in fiscal 2008 compared to fiscal 2007. Certain of the most significant effects from the differences in exchange rates are noted in the analysis of Results of Operations and Liquidity and Capital Resources and are referred to as an "exchange rate difference."

          The Company's consolidated revenues increased to $264.7 million for the three months ended April 30, 2007 from $241.0 million in the first quarter of the prior year, an increase of $23.7 million, or 9.8 per cent. Without the effect of the exchange rate difference, sales would have increased by $13.3 million, or 5.0 per cent. The increase in sales on a constant currency basis of approximately $13.3 million was due primarily to economic growth in the Asian region, which resulted in increased sales in Asia, price increases implemented during fiscal 2007 in the Company's European operations, and acquisitions of joint ventures in Asia and the U.S. that were completed in the Company's second quarter of fiscal 2007. The Company's sales for North America declined in fiscal 2008 by $9.5 million due to slowed shipments as a result of the implementation of its new global Enterprise Resource Planning ("ERP") system in the Company's U.S. operations on February 1, 2007. See "ERP Software Implementation Impact on North America Financial Results".

          Operating income increased by $0.3 million to $19.4 million for the three months ended April 30, 2007 compared to $19.1 million for the three months ended April 30, 2006. Gross profit increased $17.4 million compared to the prior year period but was offset somewhat by higher selling, general and administrative ("SG&A") expenses of $17.2 million. The increase in SG&A expense of $17.2 million in the first quarter of fiscal 2008 was primarily due to increases in selling expenses associated with higher sales levels, higher rent expense primarily associated with the Samsonite Black Label stores, increased SG&A expenses related to acquisitions completed in the second quarter of the prior year and an increase in costs associated with the implementation of the SAP ERP system, which rose from $1.6 million in fiscal 2007 to $3.4 million in the first quarter of fiscal 2008. Additionally, there was increased SG&A expense associated with joint venture acquisitions made in the latter half of the prior year.

ERP Software Implementation Impact on North America Financial Results

          On February 1, 2007 the Company implemented its global ERP software system in the United States and experienced a slowdown in customer order processing and product shipments in the region as a result. The Company estimates that its reported sales for North America were adversely affected by approximately $9.5 million in the quarter due to customer order cancellations and retail inventory shortages in its company-operated retail stores due to the slowdown in product shipments, resulting in an adverse effect on gross profit margin during the quarter of approximately $3.7 million. In addition, the Company recorded a charge of $0.5 million for customer penalties due to these product shipment issues. The Company also believes that customers withheld more than $4.0 million in product orders during the quarter because of issues surrounding product shipments in the United States. Subsequent to quarter end the Company's operations in the United States returned to near normal levels of customer order processing and product shipments.

Results of Operations—Three Months Ended April 30, 2007 Compared to Three Months Ended April 30, 2006

          Sales.    The following is a summary of the Company's revenues by geographic area:

	Three months ended April 30,
	2007	2006
	(in millions)
Europe	$117.4	102.9
North America	75.9	85.3
Asia	54.8	39.2
Latin America	13.5	10.6
Other Operations	3.1	3.0

Total Revenue	$264.7	241.0

          Consolidated net sales increased to $264.7 million in fiscal 2008 from $241.0 million in fiscal 2007, an increase of $23.7 million, or approximately 9.8 per cent. Fiscal 2008 sales were favorably impacted by the increase in the value of the euro compared to the U.S. dollar. On a constant dollar basis, first quarter fiscal 2008 sales increased by $13.3 million, or 5.0 per cent, compared to the first quarter of the prior year.

          Sales from European operations increased to $117.4 million in fiscal 2008 from $102.9 million in fiscal 2007, an increase of $14.5 million, or 14.1 per cent. Expressed in the local European functional currency (euros), fiscal 2008 sales increased by 4.0 per cent, or the U.S. constant dollar equivalent of $4.1 million, compared to fiscal 2007. In terms of constant dollar equivalents, sales for the Samsonite®, Samsonite Black Label™ and American Tourister® brands increased by $1.8 million, $1.9 million and $1.0 million, respectively, in fiscal 2008 from fiscal 2007. Sales for the Timberland® brand, which was introduced in the second quarter of fiscal 2007, increased by $1.8 million, and the Lacoste® brand experienced a decline of $1.2 million in terms of constant dollar equivalents in fiscal 2008 from fiscal 2007 due to a supply issue with the Company's contract manufacturer. The 4.0 per cent increase in local currency sales is due primarily to price increases implemented in the prior year on wholesale product and an increase in sales from Company-operated stores in Europe due to the expansion in the number of stores compared to the prior year.

          Sales from North America operations decreased to $75.9 million in fiscal 2008 from $85.3 million in fiscal 2007, a decrease of $9.4 million, or 11.0 per cent. Included in fiscal 2008 North America sales are $1.9 million in sales from the Lambertson Truex joint venture, which was acquired in the second quarter of fiscal 2007. U.S. Wholesale sales for the first quarter decreased by $8.8 million, or 16.1 per cent, from the prior year to $45.9 million, U.S. Retail sales decreased by $2.5 million, or 9.3 per cent, to $24.3 million for the first quarter of fiscal 2008, and Canadian sales remained constant at $3.8 million. The decline in U.S. Wholesale and Retail sales compared to the prior year was due primarily to a slowdown in customer order and product shipment processing due to the implementation of the ERP system in the Company's U.S. operations on February 1, 2007. U.S. Retail comparable store sales declined by 7.6 per cent compared to the prior year. The Company believes the decline in comparable store sales is due primarily to a decline in store inventory stocking levels attributable to the slowdown in product shipments caused by the implementation of the ERP system in the Company's U.S. operations on February 1, 2007. Subsequent to the end of the quarter, shipping levels in North America returned to more normal levels and store inventory stock levels improved. Comparable store sales is calculated by dividing aggregate sales for stores open for each full month in the current year by aggregate sales for the same stores open for the corresponding full month in the prior year. Stores must be open for 13 months before they are included in the calculation. Relocated stores (within the same mall location) and remodeled stores are included in the computation of comparable store sales. When a store is closed, its sales are no longer included in the comparable store calculation.

          Sales from Asian operations increased to $54.8 million in fiscal 2008 from $39.2 million in fiscal 2007, an increase of $15.6 million, or 39.8 per cent. Sales in all countries in the Asian operations region increased during fiscal 2008 with the exception of Hong Kong and Taiwan, which declined by 12.3 per cent and 8.7 per cent, respectively. Sales in Hong Kong declined over the prior year due to the elimination of distributor sales to Australia and Thailand, which began reporting direct sales in July 2006 when they became directly owned and operated joint ventures of the Company. Fiscal 2008 sales were higher by $7.1 million as a result of the acquisition of joint ventures in Australia and Thailand completed in the second quarter of fiscal 2007. The largest increase was in China, where sales increased by $4.6 million, or 79.3 per cent. The remaining increase in Asia sales was primarily driven by increased economic activity in the region and the expansion of Company-operated retail store operations in the region.

          Sales from Latin American operations increased to $13.5 million in fiscal 2008 from $10.6 million in fiscal 2007, an increase of $2.9 million, or 27.4 per cent, due primarily to a 78 per cent increase in sales of American Tourister products and an increase in sales of backpacks.

          Sales from license revenue increased to $3.1 million in fiscal 2008 from $3.0 million in fiscal 2007, an increase of $0.1 million.

          Gross profit.    The Company includes the following types of costs in cost of goods sold: direct product purchase and manufacturing costs, duties, freight-in, receiving, inspection, internal transfer costs, and procurement and manufacturing overhead. The Company includes the following types of costs in selling, general and administrative expenses: warehousing, order entry, billing, credit, freight-out, warranty, company-operated retail store operating costs, salaries and benefits of administrative and sales personnel, rent, insurance, taxes, office supplies, professional fees, travel, communications, advertising, investor relations, public company expenses and other expenses of a general and administrative nature not directly related to the cost of acquiring or manufacturing its products. Other comparable companies may include warehousing, freight-out and other types of costs that the Company includes in SG&A in cost of goods sold. The Company had combined warehousing and freight-out expenses of $17.7 million and $15.7 million during fiscal 2008 and 2007, respectively.

          Consolidated gross margin in the first quarter increased by 2.0 percentage points to 53.1 per cent in fiscal 2008 from 51.1 per cent in fiscal 2007, due primarily to an increase in gross margins in the European operations.

          Gross margins for European operations increased 3.5 percentage points to 53.7 per cent in the first quarter of fiscal 2008 from 50.2 per cent in the prior year due to price increases implemented in the third quarter of fiscal 2007 and a change in sales mix towards higher margin products.

          Gross margin percentage for North American operations declined 2.0 percentage points to 42.6 per cent in the first quarter of fiscal 2008 from 44.6 per cent in the prior year. U.S. Wholesale gross margin percentage decreased to 30.7 per cent in the current year from 35.4 per cent in the prior year reflecting the lower sales and increased costs associated with the implementation of the ERP system in the first quarter of fiscal 2008. U.S. Retail gross profit margins increased compared to the prior year to 64.8 per cent in fiscal 2008 from 63.0 per cent in fiscal 2007 due primarily to price increases implemented during the first quarter of fiscal 2008 and increased sales of higher margin products.

          Gross margins for Asian operations decreased 1.8 percentage points to 63.4 per cent in the first quarter of fiscal 2008 from 65.2 per cent in the prior year primarily due to the consolidation of the Australia joint venture which has a lower gross margin than the rest of the region and increased sales in India which also has lower gross margins.

          Gross margins for Latin American operations decreased 0.5 percentage points to 52.8 per cent in the first quarter of fiscal 2008 from 53.3 per cent in the prior year primarily due to the high growth rate in sales of our lower margin American Tourister branded products.

          Selling, general and administrative expenses ("SG&A").    Consolidated SG&A increased to $119.5 million in fiscal 2008 from $102.3 million in fiscal 2007, an increase of $17.2 million, or 16.8 per cent. The Company includes warehousing and freight-out costs in selling, general and administrative costs, while comparable companies may include such costs in cost of goods sold. As a percent of sales, consolidated SG&A increased to 45.2 per cent in fiscal 2008 from 42.5 per cent in fiscal 2007. Consolidated advertising and promotional expenses decreased to $16.3 million (6.2 per cent of sales) in fiscal 2008 from $17.7 million (7.3 per cent of sales) in fiscal 2007.

          SG&A for European operations increased to $44.1 million in fiscal 2008 compared to $38.0 million in fiscal 2007, an increase of $6.1 million compared to the prior year. On a constant dollar basis, European SG&A expense increased $2.9 million. This increase was due primarily to an increase in variable selling expense as a result of higher sales and increased expense related to the expansion of the European Company-operated retail store business.

          SG&A for North American operations increased to $33.5 million in fiscal 2008 compared to $33.3 million in fiscal 2007, an increase of $0.2 million compared to the prior year. The increase in SG&A for North America was due to the net effect of a $1.3 million increase in SG&A associated with the Lambertson Truex joint venture that was acquired in fiscal 2007, and a decline in SG&A for U.S. Wholesale and Retail operations due to lower variable selling costs associated with lower sales volumes.

          SG&A for Asia increased to $22.9 million in fiscal 2008 compared to $17.0 million in fiscal 2007, an increase of $5.9 million. The increase in Asian SG&A expense was primarily due to higher variable selling expenses associated with higher sales volumes and expanded Company-owned retail store operations. As a percent of sales, Asia's SG&A declined to 41.9 per cent in fiscal 2008 from 43.4 per cent in fiscal 2007 due to the effect of increasing sales and only a portion of the SG&A costs being variable.

          SG&A for Latin America increased to $5.2 million in fiscal 2008 compared to $4.3 million in fiscal 2007, an increase of $0.9 million due primarily to higher increased variable selling expenses because of higher sales levels.

          Corporate SG&A expense increased to $13.8 million in fiscal 2008 compared to $9.7 million in fiscal 2007, an increase of $4.1 million primarily due to an increase in ERP system implementation costs and increased employee related costs due to the move of our corporate offices from Denver to Mansfield and the opening of our executive offices in London.

          Provision for Restructuring Operations and Asset Impairment Charge.    During fiscal 2008, the Company recorded restructuring charges totaling $1.3 million in its U.S. operations relating to the planned closure of the Company's Denver, Colorado facilities, consolidation of its corporate functions in its Mansfield, Massachusetts office and planned relocation of distribution functions to the southeast region of the U.S. The Company expects the consolidation and relocation to be completed by June 30, 2008. In connection with the consolidation and relocation, the Company expects to incur severance and retention costs of approximately $3.7 million relating to approximately 210 employees who will be affected by the relocation and consolidation. The severance and retention costs are being accrued monthly over the expected period employees must remain employed in order to receive severance and retention benefits. The Company also expects that it will incur approximately $3.0 million of costs for new employee training, employee relocation and recruiting expenses and for moving inventory and distribution systems. These costs are being expensed as they are incurred.

          The fiscal 2007 asset impairment charge relates to the restructuring of the Company's Samorin, Slovakia operations and related sale of the manufacturing plant in Slovakia. In connection with that transaction, the Company recorded an asset impairment charge of $1.6 million in fiscal 2007 that relates to the writedown of real estate, machinery and equipment associated with the plant.

          Interest expense and amortization of debt issue costs.    Interest expense and amortization of debt issue costs in the first quarter of 2008 were $8.5 million, which is an increase of $1.5 million from the prior year level due primarily to higher debt levels as a result of borrowings under our new senior credit facility; we entered into the new senior credit facility in December 2006 in connection with the $175.0 million distribution to stockholders and the refinancing of our floating rate senior notes and our 8 7/8% senior subordinated notes.

          Other Income (Expense)—Net.    This item represents net expense of $1.9 million in the current year compared to net expense of $1.1 million in the prior year, an increase of $0.8 million in expense. This is primarily due to an increase in foreign currency transaction losses of $0.7 million compared to fiscal 2007 and $0.4 million expensed in connection with the redemption of $19.1 million of floating rate senior notes effective February 1, 2007.

          Income tax expense.    Income tax expense increased to $8.7 million in fiscal 2008 from $6.0 million in fiscal 2007. The relationship between the expected income tax expense computed by applying the U.S. statutory rate to the pretax income (loss) and recognized actual income tax expense resulted primarily from (i) foreign income tax expense provided on foreign earnings, (ii) the effect of providing no tax benefit for operating losses in the U.S and certain other countries, (iii) state and local income taxes and (iv) a provision for uncertain tax positions.

          Preferred stock dividends.    This item represented the accrual of dividends on the Company's 8% convertible preferred stock which was issued in the 2003 recapitalization of the Company. In connection with the fiscal 2007 distribution transaction, holders of more than 99 per cent of the 8 per cent convertible preferred stock converted their preferred shares into shares of common stock effective January 4, 2007. At the end of fiscal 2007, only eleven shares of the convertible preferred stock remained outstanding. As part of the distribution transaction, dividends on all of the outstanding convertible preferred stock were accelerated through June 15, 2007. During the first quarter of fiscal 2008, the remaining eleven shares of convertible preferred stock were also converted into shares of common stock and there were no shares of convertible preferred stock outstanding as of April 30, 2007.

          Net income (loss) to common stockholders, as adjusted for the reverse stock split.    The net loss to common stockholders was $3.0 million in fiscal 2008 compared to net income to common shareholders of $1.0 million in fiscal 2007; the net loss per common share was $0.01 in fiscal year 2008 compared to net income per common share of $0.02 in fiscal year 2007. The weighted average number of shares of common stock outstanding used to compute basic income (loss) per share in fiscal years 2008 and 2007 was 212,002,947 and 64,907,036, respectively. The Company had 212,009,421 shares of common stock outstanding as of April 30, 2007.

Fiscal Year 2007 Cash Distribution

          During fiscal year 2007, the Company made a special cash distribution to stockholders in an aggregate amount of $175.0 million (the "Distribution"), consisting of dividends of $53.3 million on the Company's common stock, dividends of $116.1 million paid in respect of dividend participation rights of the Company's then outstanding convertible preferred stock, and dilution adjustment payments of $5.6 million to the holders of certain of the Company's outstanding stock options. In connection with the Distribution, the Company entered into a new senior credit agreement, consisting of a $450.0 million term loan facility and an $80.0 million revolving credit facility, and completed tender offers, or the Tender Offers, for its $164.9 million outstanding 8 7/8 per cent Senior Subordinated Notes due 2011, or the Senior Subordinated Notes, and €100.0 million (or approximately $131.6 million) outstanding Floating Rate Senior Notes due 2010, or the Floating Rate Notes. The proceeds of the term loan facility, together with a portion of the proceeds of the revolving credit facility and cash on hand, were used to finance the Distribution and to retire the $164.7 million aggregate principal amount of Senior Subordinated Notes and €85.3 million (or approximately $112.5 million) aggregate principal amount of Floating Rate Notes that were purchased pursuant to the Tender Offers. On February 1, 2007, after the end of fiscal year 2007, the Company redeemed and retired an additional €14.5 million (or approximately $19.1 million) aggregate principal amount of the Floating Rate Notes. Pursuant to the terms of the certificate of designation governing the convertible preferred stock, the Distribution resulted in the acceleration of the accrual of dividends on the convertible preferred stock through June 15, 2007. During fiscal year 2007, the Company accrued additional dividends of $6.2 million as a result of this acceleration.

          In connection with the retirement of the Senior Subordinated Notes and the Floating Rate Notes, the Company incurred cash tender premiums totaling approximately $16.9 million that were charged to Other Expense. The Company also incurred legal and advisory expenses related to the Distribution of approximately $1.8 million that were charged to Selling, General and Administrative, or SG&A, expenses and costs related to the origination of the new credit facility of approximately $6.2 million that were deferred and will be amortised to interest expense over the term of the new credit facility. Deferred financing costs of $5.2 million related to the retired debt were also charged to Other Expense. Out of the total $175.0 million Distribution, $174.2 million was charged to Accumulated Deficit and $0.8 million, which related to additional stock compensation expense for stock options calculated under applicable accounting standards, was charged to SG&A expenses.

Executive Overview — Fiscal Year 2007 Compared to Fiscal Year 2006

          The Company had significantly improved results for fiscal year 2007 compared to the prior year. The Company believes these results were achieved as a result of the continuing execution of its strategic plan.

          The Company's business plan involves the following strategies:

  •
  Increasing sales by positioning Samsonite as an elite, lifestyle brand through enhancing product assortment, acquiring complementary brands, expanding geographically, expanding retail store operations, pursuing new product categories and increasing investment levels in high-impact brand promotional activities.

  •
  Increasing gross profit margins by assuring that new product introductions carry higher margins than the products they are replacing, expanding Samsonite's presence in the higher price point and higher margin luxury segment of the market, making price increases where possible, continuing to seek to outsource our manufacturing, rationalising our manufacturing operations and leveraging economies of scale in our supply chain to generate efficiencies and lower fixed costs.

  •
  Controlling and refocusing SG&A expenses away from non-sales generating expenses in general and administrative cost to growth generative investments in brand support and promotion and retail expansion.

  •
  Improving cash flow through enhancements in operational performance and a reduction in working capital levels achieved by streamlining product lines, optimising inventory levels and aggressively managing customer credit and vendor payment terms.

  •
  Focusing capital expenditures on growth generative investment opportunities.

          Consolidated revenues for fiscal year 2007 increased to $1,070.4 million from $966.9 million in the prior year, an increase of $103.5 million, or 10.7 per cent. The increase in revenues resulted primarily from increases in sales of Samsonite Black Label products and products sold under the Lacoste and Timberland licensed brand names, the expansion of the Company's worldwide retail store operations, the acquisition of a majority interest in Lambertson Truex, LLC, an American accessories business focused on the luxury market, the acquisition of a majority interest in joint ventures in Thailand and Australia and strong global economic conditions. The revenues increase was also driven by increased spending on brand and product support, with global sales and advertising spending increasing to $77.5 million in fiscal year 2007 from $70.8 million in the prior year. The Company's U.S. retail store operations, which are predominantly factory outlet stores, experienced a decline in sales due to an overall trend towards lower sales in rural markets and a reduction in the total number of factory outlet stores that we operate.

          Operating income increased to $79.8 million in fiscal year 2007 from $73.0 million in fiscal year 2006, an increase of $6.8 million, or 9.3 per cent. Execution of our strategic plan to improve margins resulted in a 230 basis point increase in gross profit margins to 51.0 per cent in fiscal 2007 from 48.7 per cent in the prior year. Consolidated gross profit was $545.9 million in fiscal year 2007 compared to $470.4 million in the prior year, an increase of $75.5 million, or 16.1 per cent. Operating income is calculated after deduction for restructuring charges and expenses (including restructuring related expenses that are included in cost of goods paid) of $7.6 million and $11.2 million and asset impairment charges of $1.6 million and $5.5 million during fiscal year 2007 and fiscal year 2006, respectively. In fiscal year 2007, these charges related primarily to the planned closure of the Company's Denver, Colorado facilities and the related consolidation of its corporate functions in its Mansfield, Massachusetts office, the planned relocation of distribution functions from the Company's Denver, Colorado facilities to the southeast region of the U.S., and the closure of the Company's European subsidiary's softside manufacturing plant in Samorin, Slovakia. Consolidated SG&A was 42.9 per cent of sales in fiscal year 2007, compared to 39.4 per cent of sales in fiscal year 2006, and increased by $78.3 million in absolute terms primarily because of increased variable expenses associated with higher sales levels, expansion of worldwide retail store operations, and the opening of the Company's executive office in London. The SG&A increase from the prior year includes increased advertising and promotion expenses of $6.7 million (increasing from $70.8 million in fiscal year 2006 to $77.5 million in fiscal year 2007), increased expenses related to the implementation of the new global SAP system of $3.7 million (increasing from $6.1 million in fiscal year 2006 to $9.8 million in fiscal year 2007), expenses of $6.1 million related to the write-off of deferred stock offering costs related to a postponed secondary stock offering and $1.8 million of expenses associated with the Distribution. SG&A for fiscal 2007 includes the effect of adopting Statement of Financial Accounting Standards 123 (revised 2004), Share-Based Payment ("SFAS 123R") and includes $7.0 million in stock compensation expense recognized under the provisions of SFAS 123R. The net loss to common stockholders was $145.2 million in fiscal year 2007 compared to $1.5 million in the prior year.

          The Company also made progress in reducing the number of SKU's (stock keeping units) associated with its core product lines, reducing the level of days outstanding for accounts receivable, and extending payment terms to suppliers. In absolute dollar terms and adjusted for translation rates from last year to this year, both inventory and receivables have increased because of the expanded Lacoste and Samsonite Black Label product lines and higher sales levels. Net working capital (accounts receivable plus inventory less accounts payable) increased by approximately $18.1 million primarily because of higher accounts receivable and inventory balances; however, average net working capital efficiency (average net working capital divided by sales), a measure of efficient working capital deployment, declined 123 basis points to 15.4 per cent. At January 31, 2007, the Company had cash on hand of $78.5 million and total debt of $501.9 million. This compares to cash on hand of $85.4 million and total debt of $307.2 million at January 31, 2006. Subsequent to the end of fiscal year 2007, the Company redeemed additional Floating Rate Notes, reducing both total debt and cash on hand by $19.1 million.

          The Company plans to continue execution of its strategic business plan and believes it has significant opportunities for future improvements to consolidated sales, margins and working capital. Key challenges the Company faces in executing its strategic plan in fiscal year 2008 include the following:

  •
  Accelerating growth in the luxury luggage and casual bag markets through the Samsonite Black Label, Lambertson Truex, Lacoste and Timberland brand names by focusing on product innovation, category diversification and retail expansion.

  •
  Introducing and developing Lambertson Truex's own retail concept as a complement to the Company's continuing premium and selective distribution strategy.

  •
  Launching Samsonite Black Label footwear in select markets in preparation for a broader expansion in the future.

  •
  Clarifying the Samsonite brand positioning by reinforcing the brand's high and mid-end product lines.

  •
  Continuing to expand the American Tourister brand in Europe and Asia.

  •
  Continuing our plan to open Samsonite Black Label and Samsonite retail stores.

  •
  Executing direct entries into markets where we are negotiating new joint ventures.

  •
  Continuing to improve gross margins by introducing new products at higher gross margins than the products they replace, improving supply chain logistics, including better economies of scale and further reducing fixed manufacturing costs.

  •
  Completing our supply chain organisational migration and initiating a preferred vendors program.

  •
  Implementing the SAP system globally.

          The successful execution of the Company's strategic business plan is subject to the risks and uncertainties as described in "Risk Factors" set out in Part II of this document.

Results of Operations

Fiscal Year 2007 Compared to Fiscal Year 2006

          Sales.    The following is a summary of the Company's revenues by geographic area:

	Fiscal Year
	2007	2006
	(in millions)
Europe	$448.4	417.4
North America	377.5	363.9
Asia	182.8	127.7
Latin America	48.2	41.8
Other	13.5	16.1

Total	$1,070.4	$966.9

          On a U.S. dollar basis, sales from European operations increased to $448.4 million in fiscal year 2007 from $417.4 million in fiscal year 2006, an increase of $31.0 million, or 7.4 per cent. Changes in currency translation rates from fiscal year 2006 to fiscal year 2007 had the effect of increasing reported European sales by $6.3 million. Expressed in the local European currency (euros), fiscal year 2007 sales increased by 5.9 per cent, or the U.S. constant dollar equivalent (calculated using the prior year average translation rate) of $24.7 million, from fiscal year 2006. The increase in European sales is due primarily to the larger selection of products offered by the Company and the diversity of channels through which such products are sold, which contributed to an approximately 5.7 per cent increase in sales, and an increase in prices implemented since the prior year, which contributed to an approximately 3.4 per cent increase in sales. These increases were offset by a 3.2 per cent decline in the overall volume of products sold. Increased sales (expressed in constant dollars to eliminate the effect of euro exchange rate changes on year-to-year comparisons) of American Tourister products, Samsonite Black Label products and Lacoste products contributed $14.5 million, $5.7 million and $5.5 million, respectively, to the increased European sales in fiscal year 2007, and the introduction of Timberland products to the Company's brand portfolio contributed an additional $4.9 million to the increase in European sales. An increase in sales from Company-operated retail stores also contributed to the sales increase in Europe due primarily to an increase in the number of stores in Europe during fiscal year 2007. The Company had approximately 46 Company-owned retail stores open throughout Europe at the end of fiscal year 2007, including Samsonite Black Label stores.

          Sales from the North America operations increased to $377.5 million in fiscal year 2007 from $363.9 million in fiscal year 2006, an increase of $13.6 million, or 3.7 per cent. The Company acquired a majority interest in Lambertson Truex, LLC in the second quarter of fiscal year 2007, which contributed $4.6 million to the increase in North American sales compared to the prior year.

          U.S. Wholesale sales for fiscal year 2007 increased to $238.0 million from $227.3 million in fiscal year 2006, an increase of $10.7 million, or 4.7 per cent. Sales of Lacoste products, which were introduced in fiscal year 2006, contributed $2.4 million to the increased U.S. Wholesale sales in fiscal year 2007, and the introduction of Timberland products in fiscal year 2007 contributed an additional $1.7 million to the increased U.S. Wholesale sales. Sales through traditional distribution channels (specialty and department stores) increased by $6.5 million over the prior year, and sales through the mass merchant and warehouse club channels each increased $2.4 million over the prior year. These increases were offset somewhat by lower sales through the exclusive label and computer/superstore channels.

          U.S. Retail sales decreased to $116.9 million in fiscal year 2007 from $119.3 million in fiscal year 2006, a decrease of $2.4 million, or 2.0 per cent. In our Company-operated retail stores, comparable store sales for fiscal year 2007 decreased by 1.6 per cent. Comparable store sales decrease is calculated by dividing aggregate sales for stores open for each full month in the current year by aggregate sales for the same stores open for the corresponding full month in the prior year. Stores must be open for 13 months before they are included in the calculation. Relocated stores (within the same mall location) and remodeled stores are included in the computation of comparable store sales. When a store is closed, its sales are no longer included in the comparable store calculation. The Company believes that the U.S. Retail store sales (which are comprised primarily of factory outlet stores) continue to be depressed by a trend toward lower store sales in rural markets and a reduction of the total number of factory outlet stores that we operate. The Company had 178 stores open throughout the U.S. at the end of fiscal year 2007, including three Samsonite Black Label stores, compared to 189 stores open at the end of the prior year. The Company continuously evaluates individual store profitability and does not renew outlet store leases when the location and results are not a strategic fit with the Company's retail strategy. As part of the Company's strategy of opening Samsonite Black Label stores in large market, fashion oriented international shopping districts, the Company opened three Samsonite Black Label stores in the U.S. in fiscal year 2007 including stores on Madison Avenue in New York, Union Square in San Francisco and Copley Place in Boston.

          Canadian sales increased to $18.0 million in fiscal year 2007 from $17.3 million in fiscal year 2006, an increase of $0.7 million, or 4.0 per cent.

          Sales from Asian operations increased to $182.8 million in fiscal year 2007 from $127.7 million in fiscal year 2006, an increase of $55.1 million, or 43.1 per cent. The Company acquired majority interests in joint ventures in Australia and Thailand in the second quarter of fiscal year 2007, which contributed $9.5 million and $4.1 million, respectively, to the increase in Asian sales over the prior year. Sales in all countries in the Asian operating region increased in fiscal year 2007, except for Malaysia which had a slight decline in sales. The increase in sales was primarily driven by economic expansion in this region and the expansion of Company-owned retail store operations in Asia. The countries in which sales grew most significantly were India, China, Japan, Hong Kong and South Korea, which had increased sales of $12.4 million, $8.9 million, $7.2 million, $4.5 million and $3.2 million, respectively (excluding the effect of local currency exchange rate changes compared to the U.S. dollar). Changes in exchange rates of the various Asian currencies increased sales in U.S. dollars by $2.8 million compared to the prior year primarily due to the increase in the value of the South Korean won relative to the U.S. dollar.

          Sales from Latin American operations increased to $48.2 million in fiscal year 2007 from $41.8 million in fiscal year 2006, an increase of $6.4 million, or 15.3 per cent, due in part to increased sales of Lacoste products. Although all the Latin American countries in which we operate had increased sales over the prior year, the most significant increase was in Mexico, with a $2.9 million increase over the prior year due to expanded distribution channels and the introduction of Lacoste and Samsonite Black Label products.

          Other revenues, comprised primarily of licensing revenues, declined to $13.5 million in fiscal year 2007 from $16.1 million in fiscal year 2006, a decline of $2.6 million, or 16.1 per cent, primarily because revenues received in the prior year included $3.2 million from a one time sale of certain apparel tradename rights.

          Gross Profit.    The Company includes the following types of costs in cost of goods sold: direct product purchase and manufacturing costs, duties, freight-in, receiving, inspection, internal transfer costs, and procurement and manufacturing overhead. The Company includes the following types of costs in SG&A: warehousing, order entry, billing, credit, freight-out, warranty, salaries and benefits of administrative and sales personnel, rent, insurance, taxes, office supplies, professional fees, travel, communications, advertising, investor relations, public company expenses and other expenses of a general and administrative nature not directly related to the cost of acquiring or manufacturing its products. Other comparable companies may include warehousing, freight-out and other types of costs that the Company includes in SG&A in cost of goods sold. The Company had combined warehousing and freight-out expenses of $57.4 million and $56.4 million during fiscal year 2007 and 2006, respectively.

          Consolidated gross profit in fiscal year 2007 was $545.9 million compared to $470.4 million in fiscal year 2006, an increase of $75.5 million. Consolidated gross margin as a percentage of sales increased by 230 basis points to 51.0 per cent in fiscal year 2007 from 48.7 per cent in fiscal year 2006.

          Gross margins for Europe increased to 50.9 per cent in fiscal year 2007 from 47.5 per cent in the prior year period, an increase of 340 basis points. Gross margin percentages increased for the year due primarily to sales price increases in the first and third quarters of fiscal year 2007, lower fixed manufacturing costs from prior year operational restructurings, increased sales of higher margin products, such as Samsonite Black Label, Lacoste and Timberland products, and expansion of the European retail division, which provides higher gross profit margins as a percentage of sales.

          Gross margins for North America increased to 43.7 per cent in fiscal year 2007 from 43.2 per cent in the prior year period, an increase of 50 basis points. This increase reflects an increase in U.S. Wholesale gross margin percentage to 34.1 per cent in the current year from 33.5 per cent in the prior year, which is primarily a result of the introduction of new product categories with higher margins. U.S. Retail gross profit margins increased to 63.5 per cent in fiscal year 2007 compared to 61.5 per cent in fiscal year 2006, due primarily to price increases and sales of higher margin products.

          Gross margins for Asia increased to 62.6 per cent in fiscal year 2007 from 60.5 per cent in the prior year period, an increase of 210 basis points. The increase is due primarily to sales of higher margin products such as Samsonite Black Label and Lacoste and the increase in Company-operated retail store sales.

          Gross margins for Latin America increased to 54.3 per cent in fiscal year 2007 from 51.7 per cent in the prior year period, an increase of 260 basis points. The increase was due primarily to price increases and sales of higher margin products.

          Selling, General and Administrative Expenses.    Consolidated SG&A in fiscal year 2007 was $459.5 million compared to $381.2 million in fiscal year 2006, an increase of $78.3 million, or 20.5 per cent. The Company includes warehousing and freight-out costs in SG&A expenses, while comparable companies may include such costs in costs of goods sold. For fiscal year 2007 and fiscal year 2006, the Company had warehousing and freight-out expenses of $57.4 million and $56.4 million, respectively. As a percentage of sales, consolidated SG&A increased to 42.9 per cent in fiscal year 2007 from 39.4 per cent in fiscal year 2006. Consolidated advertising and promotional expenses increased to $77.5 million (7.2 per cent of sales) in fiscal year 2007 from $70.8 million (7.3 per cent of sales) in fiscal year 2006.

          SG&A for Europe increased to $165.5 million in fiscal year 2007 compared to $140.5 million in fiscal year 2006, an increase of $25.0 million. Without taking into account the exchange rate effect, European SG&A expense increased $22.6 million in fiscal year 2007, as compared to the prior year. The increase is due primarily to increased expense related to the expansion of the European retail store business, increased advertising expense, increased selling expense in support of higher sales in new distribution channels and new product categories and higher provision for doubtful accounts due to a bad debt expense in fiscal year 2007. Additionally, prior year SG&A was reduced by a credit for the recovery of $1.1 million as compensation for a claim.

          SG&A for North America increased to $140.9 million in fiscal year 2007 compared to $128.6 million in fiscal year 2006, an increase of $12.3 million, or 9.6 per cent, due to increased advertising expense, an increase in selling and marketing expenses, including expenses for Lacoste and Timberland products, higher rent expense primarily associated with Samsonite Black Label stores and additional depreciation expense (including the impact of the accelerated depreciation on the Company's legacy systems as a result of the implementation of the SAP system in North America).

          SG&A for Asian operations increased to $75.9 million in fiscal year 2007 compared to $58.9 million in fiscal year 2006, an increase of $17.0 million, or 28.9 per cent. Without taking into account the exchange rate effect, Asian SG&A expense increased $16.0 million, or 27.2 per cent, as compared to the prior year. SG&A for the Company's joint ventures in Thailand and Australia, which were acquired in fiscal year 2007, contributed $2.0 million and $2.7 million, respectively, to the increase. SG&A for Asian operations increased primarily due to the increase in sales volumes in that region and due to the expansion of Company owned retail store operations in Asia.    SG&A as a percentage of sales decreased to 41.5 per cent in fiscal year 2007 from 46.1 per cent in fiscal year 2006. Advertising and promotional expense for Asian operations declined by $1.1 million in fiscal year 2007.

          SG&A for Latin American operations increased to $19.3 million in fiscal year 2007 compared to $17.1 million in fiscal year 2006, an increase of $2.2 million, due primarily to higher advertising, marketing and development costs.

          SG&A for the corporate headquarters and licensing increased to $57.9 million in fiscal year 2007 compared to $36.1 million in fiscal year 2006, an increase of $21.8 million. This increase in SG&A is due primarily to the write-off of deferred stock offering costs of $6.1 million related to a postponed secondary offering in fiscal year 2007, an increase in SAP implementation costs of $3.6 million, an increase of $1.8 million in transaction costs associated with the Company's new senior credit facility entered into on December 20, 2006, and increased stock compensation costs of $1.5 million. The remainder of the increase is due primarily to increased overhead associated with the opening of the executive office in London.

          Provision for Restructuring Operations and Asset Impairment Charge.    During fiscal year 2007, the Company recorded restructuring charges in its European and U.S. operations totaling $3.8 million, asset impairment charges of $1.6 million, and $1.7 million of restructuring related expenses that are included in cost of goods sold (inventory writedowns, consulting expenses and other). The Company recorded restructuring charges totaling $11.2 million, and asset impairment charges of $5.4 million during fiscal year 2006. The costs in 2006 were incurrred primarily in its European operations, including $1.2 million of restructuring related expenses that were included in cost of goods sold.

          The fiscal year 2007 European restructuring charge relates to the closure on June 30, 2006 of the Company's softside manufacturing plant in Samorin, Slovakia. The closure was the result of the Company's continuing consolidation of its softside manufacturing capacities and its transition from sourcing manufactured products through Company-owned and operated facilities to sourcing manufactured products from third-party manufacturers. The Company recorded a provision for restructuring operations of $1.3 million for employee severance costs, which relates to the approximately 360 employees who worked at the plant, and an asset impairment charge of $1.6 million, which relates to the writedown of real estate, machinery and equipment associated with the plant. The Company estimates that the sale of the plant will result in the elimination of annual fixed manufacturing overhead of approximately $1.1 million, which includes $0.4 million of depreciation expense. From past experience, plant restructuring and outsourcing activities have had a favorable impact on our unit product costs. We expect similar effects on product costs in the future as a result of continued restructurings and outsourcing manufacturing. The impact on future gross margins is difficult to quantify as margins are affected not only by costs but also by economic conditions, consumer preferences and demand for products and competition, all of which influence product pricing.

          The fiscal year 2007 U.S. restructuring charge relates to the planned closure of the Company's Denver, Colorado facilities, the consolidation of its corporate functions in its Mansfield, Massachusetts office and the relocation of distribution functions to the southeast region of the U.S. The Company expects the consolidation and relocation to be completed by April 30, 2008. In connection with the consolidation and relocation, the Company expects to incur severance and retention costs of approximately $3.7 million relating to the approximately 210 employees who will be affected by the consolidation and relocation. The severance and retention costs are being accrued monthly over the expected period employees must remain employed in order to receive severance and retention benefits. During fiscal year 2007, severance and retention benefits of $2.5 million were accrued. The Company also expects that it will incur approximately $3.0 million of costs for new employee training, employee relocation and recruiting and expenses of moving inventory and distribution systems, and these costs are expected to be expensed as they are incurred.

          The fiscal year 2006 European restructuring charge relates to the restructuring of the Company's Henin-Beaumont, France facility, or the H-B site. A restructuring charge of $8.6 million was recorded for the sale of the H-B site and related restructuring costs. The Company also incurred legal and consulting costs of approximately $1.2 million related to the sale of the H-B site that were included in cost of goods sold for fiscal year 2006. An asset impairment charge of $5.4 million was recorded upon the decision to sell the H-B site for the write-off of the net book value of the H-B site property, plant and equipment sold. Also, during fiscal year 2006, the Company relocated its softside development center from Torhout, Belgium to its Oudenaarde, Belgium location and eliminated the remaining positions at its Tres Cantos, Spain manufacturing facility. The Company recorded a restructuring charge of $1.4 million during fiscal year 2006 related to severance obligations for 18 employees terminated as a result of these actions.

          Interest Expense and Amortisation of Debt Issue Costs and Premium.    Interest expense declined to $30.3 million in fiscal year 2007 from $30.5 million in fiscal year 2006. The decline in interest expense is due to lower amortisation of debt issue costs during fiscal year 2007 compared to fiscal year 2006. See also the discussion in "— Fiscal Year 2007 Cash Distribution" above, which describes a series of transactions consummated in December 2006 and January 2007 that changed the Company's capital structure.

          During fiscal year 2006 the Company retired $30.1 million of the Senior Subordinated Notes. In connection with the retirement of the notes, the Company incurred costs of $2.7 million which were charged to other expense for market premiums of $2.1 million and the write-off of $0.6 million of deferred financing costs.

          Other Income (Expense) — Net.    The following is a comparative analysis of the components of Other Income (Expense) — Net.

	Fiscal Year
	2007	2006
	(in millions)
Net gain (loss) from foreign currency forward delivery contracts	$(0.1)	1.2
Gain (loss) on disposition of fixed assets, net	3.3	(0.1)
Foreign currency transaction gains (losses)	1.1	(0.5)
Pension expense	(3.2)	(2.8)
Redemption premium and expenses on retirement of senior subordinated notes and floating rate senior notes	(22.5)	(2.7)
Due diligence costs	—	(2.8)
Other, net	(2.1)	(2.2)

	$(23.5)	(9.9)

          Net gain (loss) from forward foreign currency delivery contracts represents the net of realised and unrealised gains and losses on hedges of the Company's earnings from its European operations. These hedges do not qualify for hedge accounting treatment under SFAS 133 and are marked to market at the end of each accounting period. For fiscal year 2007, this amount is comprised primarily of unrealised losses. During fiscal year 2006 the Company had realised gains (losses) of $2.2 million and unrealised gains (losses) of $(1.0) million.

          Foreign currency transaction gains (losses) included in other income (expense) represent the gain or loss on intercompany payables and receivables denominated in currencies other than the functional currency. Foreign currency gains (losses) on settlement of accounts receivable or payable related to operational items are recorded in cost of sales.

          Pension expense represents the actuarially determined pension cost associated with the pension plans of two companies unrelated to our operations whose pension obligations were assumed by us as a result of a 1993 agreement with the Pension Benefit Guaranty Corporation. The plans were part of a controlled group of corporations of which we were a part prior to 1993. For a further discussion of pension plan expense, see "Pension Plans" under Critical Accounting Policies.

          The Company incurred redemption premiums of $17.3 million and $2.1 million in fiscal year 2007 and fiscal year 2006, respectively, and wrote-off deferred financing expenses of $5.2 million and $0.6 million in fiscal year 2007 and fiscal year 2006, respectively, related to the retirement of its Senior Subordinated Notes and Floating Rate Notes.

          Due diligence costs in fiscal year 2006 relate to accounting and legal costs incurred to perform due diligence on a potential acquisition, which was not completed.

          Other, net expense was $2.1 million in fiscal year 2007, which is approximately equal to the Other, net expense in fiscal year 2006, and is comprised primarily of bank charges and other miscellaneous expenses.

          Income Tax Expense.    Income tax expense increased to $27.2 million in fiscal year 2007 from $16.5 million in fiscal year 2006. The increase in income tax expense is due primarily to higher income before taxes in Europe and Asia. The difference between expected income tax expense, computed by applying the U.S. statutory rate to income from continuing operations, and recognised income tax expense results primarily because of (i) the tax rate differential on foreign earnings, (ii) permanent differences for stock compensation, (iii) state income taxes, (iv) the change in the valuation allowance primarily attributable to U.S. net operating losses that do not provide a benefit, and (v) U.S. taxes on foreign dividends and deemed dividends.

          Preferred Stock Dividends.    This item represents the accrual of dividends on the Company's previously outstanding 8 per cent convertible preferred stock that was issued in the 2003 recapitalisation. Dividends had accrued on the preferred stock since July 31, 2003 and compounded quarterly. In addition to accruing dividends of $16.1 million on the preferred stock, during fiscal year 2007, as part of the Distribution the Company paid $116.1 million in respect of dividend participation rights of the Company's then outstanding convertible preferred stock. Under the terms of the convertible preferred stock, the Distribution accelerated dividends on the preferred stock through June 15, 2007 and the Company accrued additional dividends of $6.2 million as a result of this acceleration. In connection with the Distribution, holders of more than 99 per cent of the convertible preferred stock converted their preferred shares into Shares effective January 4, 2007. At the end of fiscal year 2007, only eleven shares of the convertible preferred stock remained outstanding. Subsequent to the 2007 fiscal year end, the remaining eleven shares of convertible preferred stock were also converted into Shares, and as of the date of this document there are no shares of convertible preferred stock outstanding.

          Net Loss to Common Stockholders.    The net loss to common stockholders increased to $145.2 million in fiscal year 2007 from $1.5 million in fiscal year 2006, and the net loss per Share increased to $1.91 in fiscal year 2007 from $0.02 per Share in fiscal year 2006. The weighted average number of Shares outstanding used to compute loss per Share in fiscal years 2007 and 2006 was 76,189,984 and 64,739,230, respectively. The Company had 212,001,938 Shares outstanding at the end of fiscal year 2007. The increase in Shares at the end of fiscal year 2007, as compared to the prior year, is due to the conversion of 159,071 shares of 8 per cent convertible preferred stock into 147,094,902 Shares effective January 4, 2007.

Fiscal Year 2006 Compared to Fiscal Year 2005

          Sales.    The following is a summary of the Company's revenues by geographic area:

	Fiscal Year
	2006	2005
	(in millions)
Europe	$417.4	406.0
North America	363.9	343.0
Asia	127.7	99.0
Latin America	41.8	36.1
Other	16.1	18.8

Total	$966.9	902.9

          On a U.S. dollar basis, sales from European operations increased to $417.4 million in fiscal year 2006 from $406.0 million in fiscal year 2005, an increase of $11.4 million, or 2.8 per cent. Changes in currency translation rates from fiscal year 2005 to fiscal year 2006 had a very small effect on reported European sales. Expressed in the local European currency (euros), fiscal year 2006 sales increased by 3.0 per cent, or the U.S. constant dollar equivalent (calculated using the prior year average translation rate) of $12.2 million, from fiscal year 2005. The increase in European sales is attributable to the southern and eastern European countries where we posted sales increases from the prior year. This overall increase in European sales occurred despite weak or flat economic conditions throughout the western European countries and the United Kingdom where sales declined from the prior year. Fiscal year 2006 sales trends were away from structured hardside and softside luggage sales, which declined by a combined 5 per cent and towards casual and outdoor product sales, which increased by 28 per cent over the prior year. Sales of Lacoste brand products accounted for much of the increase in the sales of casual bag products. European sales continue to be concentrated in the department and specialty store channels, which accounted for approximately 70 per cent of total European sales in both fiscal year 2006 and 2005. The Company had approximately 50 retail stores open throughout Europe at the end of fiscal year 2006.

          Sales from the North America operations increased to $363.9 million in fiscal year 2006 from $343.0 million in fiscal year 2005, an increase of $20.9 million, or 6.1 per cent. The United States and Canada enjoyed strong economies during fiscal year 2006 and increased demand for air travel. The strong economy coupled with increased advertising and promotional expenses and well-accepted new product offerings contributed to an 11.7 per cent increase in U.S. wholesale sales, which increased from $203.5 million to $227.3 million. Fiscal year 2006 sales trends were away from hardside luggage, which declined to 6.2 per cent of North American sales in fiscal year 2006 from 8.1 per cent in fiscal year 2005, and toward softside luggage, which increased to 71.5 per cent of North American sales in fiscal year 2006 from 67.0 per cent in fiscal year 2005. Sales of casual and outdoor bags were approximately the same as the prior year. Business and computer case sales declined by approximately 6.1 per cent from the prior year.

          Sales through traditional distribution channels (department and specialty stores) increased by $9.4 million, or 12.5 per cent, over the prior year; sales in non-traditional channels (exclusive label, mass merchants, warehouse clubs, office product superstores) increased by $9.0 million, or 10.6 per cent over the prior year as the Company strategically terminated economically unattractive relationships with select OEMs and certain retailers. Sales in the traditional channel and non-traditional channels were about 41 per cent and 55 per cent, respectively, of total wholesale sales in both fiscal years 2006 and 2005. Our U.S. retail sales, which are primarily through Company operated factory outlet stores, declined by $3.8 million, a decrease of 3.1 per cent. Sales in factory outlet stores were adversely affected by higher gas prices and price discounting at urban and suburban malls. U.S. wholesale and retail sales were helped by consumer acceptance for the Spinners product (a four wheel system which is featured in several different product lines). In our company operated retail stores, comparable store sales for fiscal year 2006 increased by 0.7 per cent. Comparable store sales increase is calculated by dividing aggregate sales for stores open for each full month in the current year by aggregate sales for the same stores open for the corresponding full month in the prior year. Stores must be open for 13 months before they are included in the calculation. Relocated stores (within the same mall location) and remodeled stores are included in the computation of comparable store sales. When a store is closed, its sales are no longer included in the comparable store calculation. There were 189 Company operated retail stores as of January 31, 2006 and 2005. Canadian sales increased by $0.9 million from $16.5 million in fiscal year 2005 to $17.4 million in fiscal year 2006.

          Sales from Asia operations increased to $127.7 million in fiscal year 2006 from $99.0 million in fiscal year 2005, an increase of $28.7 million or 29.0 per cent. The increase in sales is primarily due to higher sales in South Korea and China, which increased by $5.9 million and $4.9 million, respectively. Asian sales growth resulted from an increase in the number of retail stores and the introduction of new product lines during the year.

          Sales increased in all our Latin America operations to $41.8 million in fiscal year 2006 from $36.1 million in the prior year, or 15.8 per cent. Sales in Mexico and Brazil increased $2.6 million and $1.4 million, respectively, due to improved category management, economic conditions, and consumer acceptance of new products.

          The decrease in Other revenues of $2.7 million was primarily due to the termination of an agreement with a Samsonite licensee in Japan, which caused royalty revenues to decline by $4.5 million. Other revenues also include a $3.2 million gain on the sale of certain apparel trademark rights.

          Gross Profit.    The Company includes the following types of costs in cost of goods sold: direct product purchase and manufacturing costs, duties, freight-in, receiving, inspection, internal transfer costs, and procurement and manufacturing overhead. The Company includes the following types of costs in SG&A expenses, or SG&A: warehousing, order entry, billing, credit, freight-out, warranty, salaries and benefits of administrative and sales personnel, rent, insurance, taxes, office supplies, professional fees, travel, communications, advertising, investor relations, public company expenses and other expenses of a general and administrative nature not directly related to the cost of acquiring or manufacturing its products. Other comparable companies may include warehousing, freight-out and other types of costs that the Company includes in SG&A in cost of goods sold. For the year ended January 31, 2006 and 2005, the Company had warehousing and freight-out expenses of $56.4 million and $55.1 million, respectively.

          Consolidated gross profit in fiscal year 2006 was $470.4 million compared to $417.0 million in fiscal year 2005, an increase of $53.4 million. Consolidated gross margin as a percentage of sales increased by 250 basis points to 48.7 per cent in fiscal year 2006 from 46.2 per cent in fiscal year 2005.

          Gross margins for Europe increased to 47.5 per cent in fiscal year 2006, from 45.0 per cent in the prior year period, an increase of 250 basis points. Gross margin percentages increased for the year due primarily to sales price increases and increased product sourcing from the Far East at lower product costs and reduction of fixed manufacturing costs from restructurings.

          Gross margin percentage for North America increased to 43.2 per cent in fiscal year 2006, from 41.7 per cent in the prior year period, an increase of 150 basis points. This increase is primarily due to an increase in U.S. Wholesale gross margin percentage to 33.5 per cent in the current year from 31.1 per cent in the prior year, which is a result of price increases and increased sales in higher margin channels. U.S. Retail gross profit margins increased to 61.5 per cent in fiscal year 2006 compared to 58.9 per cent in fiscal year 2005, due primarily to price increases and a change in product offerings to higher margin products.

          Gross margin for Asia increased to 60.5 per cent in fiscal year 2006, from 56.4 per cent in the prior year, an increase of 410 basis points. The increase is primarily due to price increases and increased sales within higher margin sales channels such as department stores.

          Gross margin for Latin America increased to 51.7 per cent in fiscal year 2006, from 45.3 per cent in the prior year, an increase of 640 basis points. The increase was primarily driven by stronger local currencies, which results in higher reported sales and lower product costs on purchases paid for in U.S. dollars.

          Selling, General and Administrative Expenses ("SG&A").    Consolidated SG&A in fiscal year 2006 was $381.2 million compared to $341.5 million in fiscal year 2005, an increase of $39.7 million or 11.6 per cent. The Company includes warehousing and freight-out costs in SG&A expenses, while comparable companies may include such costs in costs of goods sold. For the years ended January 31, 2006 and 2005, the Company had warehousing and freight-out expenses of $56.4 million and $55.1 million, respectively. Consolidated advertising and promotional expenses increased to $70.8 million in fiscal year 2006 from $57.3 million in fiscal year 2005.

          SG&A for Europe increased by $4.2 million, primarily due to a $4.3 million increase in advertising expense and a $2.5 million increase in variable selling expense and other SG&A expense of $0.3 million, offset by reductions of $1.3 million in bad debt expense and $1.6 million in other administrative expense. The bad debt provision was reduced because improved enforcement of credit terms and better collection efforts have reduced exposure to bad debts.

          SG&A for North America increased by approximately $4.7 million due to increased advertising expense of $2.9 million, increased warehousing costs of $1.0 million and various other increases of $0.8 million.

          SG&A for Asia increased by $19.3 million due to $7.9 million of expenses from the Japanese joint venture operations, increased advertising and promotional expense of $5.9 million, and increased variable selling expenses associated with higher sales levels. Operations of the Japan joint venture had not commenced in the prior year so its SG&A was incremental to total Asian SG&A in fiscal year 2006.

          SG&A for Latin America increased by $3.4 million due primarily to variable selling expenses associated with higher sales levels and higher advertising levels.

          SG&A for the corporate headquarters and licensing increased by approximately $8.1 million due to SAP system implementation expenses of $5.7 million that were not incurred in the prior year, an increase in pension expense of $3.2 million, an increase in stock and deferred compensation expense of $1.5 million, an increase of $1.0 million for global marketing and design, offset by a decrease in consulting expense of $2.2 million and various other decreases totaling $1.1 million.

          Provision for Restructuring Operations and Asset Impairment Charge.    The Company recorded restructuring charges totaling $11.2 million and asset impairment charges of $5.4 million during fiscal year 2006, primarily in the European segment, including $1.2 million of restructuring related expenses that are included in cost of sales.

          A restructuring and impairment charge was incurred in connection with the August 31, 2005 sale of the Hénin Beaumont, France facility, or the H-B site. The Company made cash payments to the purchaser of $9.9 million and has an additional payment obligation of $1.4 million in 24 months, all of which relates to the assumption by the purchaser of the Company's liability and responsibility for employee pension and social costs for the 206 employees at the H-B site. A restructuring charge of $8.6 million was recorded related to these payments, which represents the amount of the cash payment obligations less amounts previously accrued for pension liabilities for the H-B site employees. The Company also incurred legal and consulting costs of approximately $1.2 million related to the sale of the H-B site that are included in cost of sales. An asset impairment charge of $5.4 million was also recorded upon the decision to sell the H-B site for the write-off of the net book value of the H-B site property, plant and equipment sold to the purchaser. In connection with the sale, the Company agreed to purchase luggage products from the purchaser of the H-B site for a period of 24 months following the sale.

          The Company also relocated its softside development centre from Torhout, Belgium to its Oudenaarde, Belgium facility and eliminated the remaining positions at its Tres Cantos, Spain manufacturing facility. Each facility had been significantly downsized and restructured over the past several years. A restructuring charge of $1.4 million was recorded related to severance obligations for 18 employees terminated as a result of these actions.

          The restructuring and impairment charges relate to the sale of the Company's hardside manufacturing facility in France and the shutdown of its Torhout, Belgium and Tres Cantos, Spain facilities, part of the Company's continuing efforts to reduce fixed manufacturing costs by closing inefficient facilities and increasing the amount of products sourced from low-cost manufacturing regions of the world.

          In 2005, the Company recorded restructuring charges of $5.9 million, asset impairment charges of $0.7 million and restructuring related charges of $3.1 million. These charges related primarily to the closure of the Company's Tres Cantos, Spain facilities and the elimination of approximately 96 positions in the Company's Americas operations.

          Interest Expense and Amortisation of Debt Issue Costs.    Interest expense declined to $30.5 million in fiscal year 2006 from $35.2 million in fiscal year 2005. The decline in interest expense is due to lower interest rates and debt levels. During fiscal year 2006, the Company retired $30.1 million of the 8 7/8 per cent senior subordinated notes. In connection with the retirement of the notes, the Company incurred costs of $2.7 million which were charged to other expense for market premiums of $2.1 million and the write-off of $0.6 million of deferred financing costs. Interest expense includes $2.5 million of amortisation of debt issuance costs in fiscal year 2006 and $2.4 million in fiscal year 2005. During the second quarter of fiscal year 2005 the Company completed a refinancing of the Company's senior subordinated notes. To refinance the 10 3/4 per cent notes and to pay the tender and redemption premiums of $13.7 million, the Company issued €100 million of senior floating rate notes due in 2010 and $205.0 million of 8 7/8 per cent senior subordinated notes due in 2011. A total of $8.0 million of deferred financing costs were incurred in connection with the issuance of the floating rate senior notes and the 8 7/8 per cent senior subordinated notes. In connection with the refinancing, costs of $17.8 million were charged to other expense for redemption premiums of $13.7 million and the write-off of $4.1 million of deferred financing costs.

          Other Income (Expense) — Net.    The following is a comparative analysis of the components of Other Income (Expense) — Net.

	Year ended January 31,
	2006	2005
	(in millions)
Net gain (loss) from foreign currency forward delivery contracts	$1.2	0.4
Gain (loss) on disposition of fixed assets, net	(0.1)	0.8
Foreign currency transaction gains (losses)	(0.5)	0.6
Pension expense	(2.8)	(2.8)
Redemption premium and expenses on retirement of senior subordinated notes	(2.7)	(17.8)
Due diligence costs	(2.8)	(0.7)
Other, net	(2.2)	(4.1)

	$(9.9)	(23.6)

          Net gain (loss) from forward foreign currency delivery contracts represents the net of realised and unrealised gains and losses on hedges of the Company's earnings from its European operations. These hedges do not qualify for hedge accounting treatment under SFAS 133 and are marked to market at the end of each accounting period. During fiscal years 2006 and 2005 the Company had realised gains (losses) of $2.2 million and $(0.2) million and unrealised gains (losses) of $(1.0) million and $0.6 million, respectively.

          Foreign currency transaction gains (losses) included in other income (expense) represent the gain or loss on intercompany payables and receivables denominated in currencies other than the functional currency. Foreign currency gains (losses) on settlement of accounts receivable or payable related to operational items are recorded in cost of sales.

          Pension expense represents the actuarial determined pension cost associated with the pension plans of two companies unrelated to our operations whose pension obligations were assumed by us as a result of a 1993 agreement with the Pension Benefit Guaranty Corporation. The plans were part of a controlled group of corporations of which we were a part prior to 1993. For a further discussion of pension plan expense, see "Pension Plans" under Critical Accounting Policies.

          As noted under "Interest Expense and Amortisation of Debt Issue Costs", the Company incurred redemption premiums of $2.1 million and wrote-off deferred financing expenses of $0.6 million in fiscal year 2006 related to the retirement of $30.1 million of subordinated notes. In fiscal year 2005, the Company charged $17.8 million to other income (expense) related to the refinancing of its outstanding subordinated notes.

          Due diligence costs in fiscal year 2006 and 2005 relate to accounting and legal costs incurred to perform due diligence on two potential acquisitions, neither of which were completed.

          Other, net expense decreased to $2.2 million in fiscal year 2006 from $4.1 million in fiscal year 2005 due to costs in the prior year associated with the initial investment in the Japan joint venture of $1.0 million and expenses of $0.7 million incurred to settle a claim for an environmental matter related to the manufacturing and office building site occupied by the Company until the late 1960s in Denver, Colorado.

          Income Tax Expense.    Income tax expense increased to $16.5 million in fiscal year 2006 from $13.7 million in fiscal year 2005. The increase in income tax expense is due to higher income before taxes in Asia and Latin America and a higher effective tax rate in Europe. The difference between expected income tax expense computed by applying the U.S. statutory rate to income from continuing operations, and income tax expense recognised results primarily because of (i) the tax rate differential on foreign earnings, (ii) permanent differences for stock compensation, (iii) state income taxes, (iv) the change in the valuation allowance primarily attributable to U.S. net operating losses that do not provide a benefit, and (v) U.S. taxes on foreign dividends and deemed dividends.

          Preferred Stock Dividends.    This item represents the accrual of dividends on the outstanding 8 per cent convertible preferred stock issued in the 2003 recapitalisation. Dividends have accrued on the preferred stock since July 31, 2003 and compound quarterly. The increase in dividends of $1.1 million in fiscal year 2006 compared to fiscal year 2005 is due to the compounding effect of accrued dividends.

          Net Loss to Common Stockholders.    The net loss to common stockholders decreased to $1.5 million in fiscal year 2006 from $23.4 million in fiscal year 2005, and the net loss per Share declined to $0.02 in fiscal year 2006 from $0.36 per Share in fiscal year 2005. The weighted average number of Shares outstanding used to compute loss per share in fiscal years 2006 and 2005 was 64,739,230 and 64,218,287, respectively. The Company had 64,902,750 Shares outstanding as of January 31, 2006.

Liquidity and Capital Resources

          As of April 30, 2007, the Company had a consolidated cash balance of $51.2 million and working capital (accounts receivable plus inventory less accounts payable) of $172.8 million. As of January 31, 2007, the Company had a consolidated cash balance of $78.5 million and net working capital (accounts receivable plus inventory less accounts payable) of $165.5 million. The Company believes its cash and working capital levels are adequate to meet the operating requirements of the Company for at least the next twelve months.

          The Company's primary sources of liquidity are its cash flow from operations and cash availability under its senior credit facility. During the three months ended April 30, 2007, the Company's net cash used in operations was $1.7 million compared to net cash provided by operations of $14.9 million during the three months ended April 30, 2006. During fiscal year 2007, the Company's cash flow from operations was $31.1 million compared to $71.6 million in fiscal year 2006. The decline in cash flow from operations during fiscal year 2007 is due primarily to $22.5 million in redemption premium and expenses on retirement of senior subordinated notes and floating rate notes and an increase in inventory balances. Inventories increased primarily because of higher sales levels and additional inventory for the increase in products sold under the Timberland and Lacoste brand names. During the three months ended April 30, 2007 and the fiscal year 2006 and 2007, the Company intensified efforts to collect receivables according to established terms, and extended vendor payment terms to align with the terms offered to customers. During the three months ended April 30, 2007 and fiscal year 2007, the Company's cash flow from operations together with amounts available under its credit facilities was sufficient to fund fiscal year 2007 operations, scheduled payments of principal and interest on indebtedness, and capital expenditures.

          During fiscal year 2007, the Company made a special cash distribution of $175.0 million to stockholders and entered into a new senior credit agreement as described under "Fiscal Year 2007 Cash Distribution". The Company's new senior credit facility consists of a term loan arrangement with $450.0 million borrowed as of April 30, 2007 and January 31, 2007 and an $80.0 million revolving credit facility. The revolving credit facility consists of $50.0 million which may be borrowed by the Company and €22.7 million (equivalent to $31.0 million at April 30, 2007) which may be borrowed by the Company's European subsidiary. There was $25.5 million available under the Company's revolving credit facility as of April 30, 2007, taking into account $6.5 million in outstanding letters of credit, which reduce borrowing availability. There was $23.3 million available under the Company's revolving credit facility as of January 31, 2007, taking into account the $8.7 million in outstanding letters of credit, which reduce borrowing availability. The full amount of the European portion of the revolving credit facility was available as of April 30, 2007 and January 31, 2007. The senior credit agreement contains financial and other covenants that, among other things, limit the Company's ability to engage in transactions with its affiliates, incur any additional debt outside of the senior credit facility, create new liens on any property, make acquisitions, participate in certain mergers, consolidations, acquisitions, liquidations, asset sales, investments, or make distributions or cash dividend payments to its equity holders. The Company was in compliance with such covenants as of June 26, 2007, being the latest practicable date prior to the publication of this document.

          The Company incurred capital expenditures of $7.6 million during the three months ended April 30, 2007 compared to $4.4 million during the three months ended April 30, 2006. Capital expenditures during the first quarter of fiscal 2008 included $2.3 million related to the new ERP system and other information technology projects, retail expansion expenditures of $2.1 million, and various expenditures related to the manufacture of new products and facilities improvements of $3.2 million. The Company incurred capital expenditures of $32.1 million during fiscal year 2007 compared to $23.1 million in fiscal year 2006. The increase in capital expenditures during fiscal year 2007 resulted primarily from costs related to the Company's global expansion of its Company-operated retail stores of $12.8 million, an increase of $9.8 million over the prior year. During fiscal year 2007, the Company also incurred capital costs totaling $6.1 million in connection with the global SAP implementation, $10.3 million in connection with equipment purchases and other capital costs related to the manufacture of new products and factory upgrades and $2.9 million in capital costs related to various other projects.

          The Company's results of operations and cash flow are particularly sensitive to any events that affect the travel industry, such as terrorist attacks, armed conflicts anywhere in the world, epidemic threats such as SARS, or any other event that reduces or restricts travel. Any event that would have the effect of depressing results of operations or cash flows could also restrict amounts the Company and its European subsidiary would have available to borrow under the senior credit facility.

Off-Balance Sheet Financing and Other Matters

          The Company's most significant off-balance sheet financing arrangements as of January 31, 2007 are non-cancelable operating lease agreements, primarily for retail floor space and warehouse rental. The Company does not participate in any off-balance sheet arrangements involving unconsolidated subsidiaries that provide financing or potentially expose the Company to unrecorded financial obligations. As of April 30, 2007, there was no significant change in these arrangements from January 31, 2007.

          The following summarises the Company's contractual cash obligations under long-term debt and capital lease obligations, operating lease agreements and purchase commitments and other long-term liabilities as of January 31, 2007:

	Payments due by January 31
	2008	2009-2010	2011-2012	Beyond	Total
		(in thousands)
Long term debt and capital lease obligations	$25,512	9,444	9,361	445,502	489,819
Estimated interest payments(1)	37,283	70,609	69,205	67,887	244,984
Operating leases	33,833	46,731	30,668	24,592	135,824
Purchase commitments(2)	69,742	2,250	—	—	71,992

Total contractual cash obligations	$166,370	129,034	109,234	537,981	942,619

Notes:

(1)
Estimated interest payments were calculated as follows: (i) interest on the senior credit facility term loan and revolver were based on interest rates on this debt as of January 31, 2007 of 7.62% and 7.57%, respectively, (ii) interest on the senior subordinated notes was based on the fixed interest rate of 8 7/8%, (iii) interest on short-term debt and other long-term debt was based on amounts outstanding and interest rates in effect at January 31, 2007, and (vi) interest on the senior floating rate notes was excluded because they were paid off on February 1, 2007.

(2)
Purchase commitments include contractual arrangements with suppliers. The total of purchase commitments and other long-term liabilities in the table above includes individual obligations over $50,000.

          Other non-current liabilities of $85.2 million are excluded from this summary table. These liabilities consist of pension and post-retirement benefit liabilities of $72.9 million, stock compensation liabilities of $4.8 million, and miscellaneous other long-term liabilities of $7.5 million. Pension and postretirement benefits are excluded from the table because of the difficulty of estimating the timing of future settlement of these types of obligations. The Company estimates that it could be required to make payments for pension and post-retirement benefits of $16.7 million in fiscal year 2008, and from $6.0 million to $27.0 million per year in fiscal year 2009 to 2012. Actual cash payments could vary significantly from these estimates based on actual future returns on pension assets, future interest rates, changes in ERISA funding regulations, and changes in health care costs, all of which are highly unpredictable.

          The Company's principal foreign operations are located in Western Europe, the economies of which are not considered to be highly inflationary. From time to time, the Company enters into foreign exchange contracts in order to reduce its exposure on certain foreign operations through the use of forward delivery commitments. No assurance can be given that the Company will be able to offset losses in sales and operating income from negative exchange rate fluctuations through foreign currency forward exchange contracts, options, or other instruments which may be available to reduce economic exposure to currency fluctuations. Geographic concentrations of credit risk with respect to trade receivables are not significant as a result of the diverse geographic areas covered by the Company's operations.

Critical Accounting Policies

          The Company's financial statements are prepared in accordance with U.S. GAAP and our significant accounting policies are summarised in Note 1 to the accompanying consolidated financial statements for the years ended January 31, 2007, 2006 and 2005 included elsewhere herein. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

          The Company's accounting for its deferred tax asset valuation allowance, for inventory at the lower of cost or market value and for its U.S. defined benefit pension plan involve the accounting policies that are most affected by management's judgment and the use of estimates.

Deferred Tax Asset Valuation Allowance

          The Company has significant deferred tax assets amounting to approximately $98.6 million as of January 31, 2007 related to its U.S. operations resulting from net operating loss carryforwards, deductible temporary differences, and tax credit carryforwards, which are available to offset future taxable income. Generally accepted accounting principles require that a valuation allowance be established for deferred tax assets when it is more likely than not that all or a portion of a deferred tax asset will not be realised. The Company has assessed the likelihood that its U.S. deferred tax assets will be realised taking into consideration various factors including (i) the amount of taxable income expected to be reported in the fiscal year 2007 U.S. tax return, (ii) the amounts of net operating losses reported over the past two years in its U.S. tax returns, (iii) the limitations caused by Section 382 of the U.S. Internal Revenue Code on the amounts of its accumulated U.S. net operating losses which may be utilised to offset future taxable income, (iv) the amounts of accumulated net operating losses which may be utilised to offset future taxable income under the built-in gain provisions of Section 382 of the Internal Revenue Code, (v) prudent and feasible tax planning strategies which may be implemented to realise the benefit of deferred tax assets, (vi) deferred tax liabilities related to future taxable amounts that may be realised within the carryforward periods of the U.S. net operating losses through prudent and feasible tax planning strategies, and (vii) the expiration periods for the U.S. net operating losses which do not begin until 2019. Based on these factors, the Company has determined that a valuation allowance of $73.6 million for its U.S. deferred tax assets is sufficient as of January 31, 2007. In addition, the Company has recorded a valuation allowance of approximately $5.1 million as of January 31, 2007 related to the full amount of deferred tax assets related to certain foreign subsidiaries with accumulated losses. Generally, no valuation allowance has been recorded for European deferred tax assets as the Company believes that realisation is more likely than not.

Inventories

          The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of such inventory and estimated market value based upon assumptions about future demand and market conditions for the products in our wholesale distribution channels and retail outlet stores. If actual demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Pension Plans

          The Company has a qualified defined benefit plan that covers most of its U.S. employees and a nonqualified defined benefit plan that covers certain senior executives. The Company records pension expense or pension income in accordance with SFAS 87, "Employers' Accounting for Pensions". The Company had charges to the results of operations from pension expense of $5.4 million, $6.0 million and $2.7 million for the fiscal years ending January 31, 2007, 2006 and 2005, respectively. Inherent in pension valuations are several important assumptions, including discount rates, expected return on assets and rate of compensation increases, which are updated at the beginning of each plan year based on current market conditions. Significant changes in pension credits or expense may occur in the future due to changes in assumptions caused by changing market conditions.

          The key assumptions used in developing the pension expense of $5.4 million related to these plans in fiscal year 2007 were a 5.50 per cent (i) discount rate; an 8.25 per cent expected return on plan assets, and a 3.50 per cent rate of compensation increase. In the 2006 fiscal year assumptions used included a 5.75 per cent discount rate; an 8.25 per cent expected return on plan assets, and a 3.50 per cent rate of compensation increase. The pension expense related to the Plans decreased to $5.4 million in fiscal year 2007 from an expense of $6.0 million in fiscal year 2006 and increased from expense of $2.7 million in fiscal year 2005. Pension expense related to these plans is expected to be approximately $5.5 million in fiscal year 2008. The increase in the pension expense from fiscal year 2005 to fiscal year 2006 and fiscal year 2007 is a result of a decrease in plan assets caused by market conditions in the early 2000's and the resulting sharp increase in the amount of unrecognised losses being amortised since then and a result of a decrease in the discount rate used to calculate benefit costs.

          In selecting the discount rate of 5.50 per cent, an analysis is performed in which the duration of projected cash flows from the pension plans is matched with a yield curve based on an appropriate universe of high quality corporate bonds that are available. Management uses the results of the yield curve analysis to select the discount rate that matches the duration and payment stream of the benefits in the plans. The rate is rounded to the nearest quarter of a percent. Holding all other assumptions constant, a one-half percentage point increase or decrease in the discount rate would have increased or decreased the fiscal year 2007 pre-tax expense by approximately $0.8 million.

          The Plans' investment allocations are targeted at approximately 60 per cent to 70 per cent large capitalisation stocks and 30 per cent to 40 per cent large capitalisation corporate bonds. The Company considered the historical returns and future expectations for returns for each of these asset classes and the target allocation of the portfolio to develop the expected long-term rate of return assumption of 8.25 per cent. Holding all other assumptions constant, a one-half percentage point increase or decrease in the expected return on plan assets would have increased or decreased the fiscal year 2007 pre-tax expense by $0.8 million. The asset allocation and related assumed expected rate of return used in fiscal year 2008 is not expected to be significantly different from fiscal year 2007.

          The Company's actuaries calculate the Plans' obligations at the end of each plan year (December 31) and such measurement date valuation is used to record pension obligations in the Company's fiscal year-end financial statements in accordance with SFAS 87. Since fiscal year end January 31, 2003, the estimated accumulated benefit obligation (the actuarial present value of benefits attributed to employee service and compensation levels prior to the measurement date without considering future compensation levels), commonly referred to as the "ABO", has exceeded the fair value of the Plans' assets. This result is primarily due to the decline in equity markets in the early 2000's and a decline in the discount rate used to estimate the pension liability because of lower U.S. interest rates since 2002. As of fiscal year end January 31, 2007, the ABO exceeded the fair value of plan assets by $53.0 million. The decrease in the excess of the ABO over the fair value of plan assets from the prior year resulted in a $6.4 million credit to stockholders' equity (Other Comprehensive Income (Expense)). Additionally, as of January 31, 2007, the Company adopted a new accounting standard for recognition of pension obligations, SFAS 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment to FASB Statements No. 87, 88, 106 and 132(R), or SFAS 158. Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts that have not yet been recognized through net periodic benefit cost are recognized in accumulated other comprehensive income, net of tax effects. Since the Company had already recorded a minimum pension liability under SFAS 87, the adoption of SFAS 158 did not have a significant effect on the Company's recorded obligation for pension costs; the combined effect of SFAS 158 on pension and post-retirement liabilities was to increase liabilities for pension and post-retirement plans by $1.3 million and decrease intangible assets by $1.3 million. Future market conditions and interest rates significantly impact future assets and liabilities of the pension plan, and similar charges or credits to stockholders' equity may be required in the future upon measurement of plan obligations at the end of each plan year.

          The Company's funding policy is to make any contributions required by ERISA. In fiscal years 2007 and 2006, the Company made contributions of zero and $2.5 million, respectively, to the plan. Based on current stock market conditions, the interest rate environment and current ERISA funding regulations, the Company expects to make a contribution to the plan of $15.6 million in fiscal 2008. See also Off-Balance Sheet Financing and Other Matters included elsewhere herein.

New Accounting Standards

          In September 2006, the FASB issued SFAS 157, "Fair Value Measurements", or SFAS 157, which defines fair value, establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, where fair value is the relevant measurement attribute. The standard does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company expects that the adoption of SFAS No. 157 will not have a material effect on its consolidated financial statements.

          In September 2006, the FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", which amends SFAS No. 87 "Employers' Accounting for Pensions" (SFAS No. 87), SFAS No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" (SFAS No. 88), SFAS No. 106 "Employers' Accounting for Postretirements Benefits Other Than Pensions" (SFAS No. 106), and SFAS No. 132R "Employers' Disclosures about Pensions and Other Postretirement Benefits (revised 2003)" (SFAS No. 132R). This Statement requires companies to recognize an asset or liability for the overfunded or underfunded status of their benefit plans in their financial statements. SFAS No. 158 also requires the measurement date for plan assets and liabilities to coincide with the sponsor's year-end. The standard provides two transition alternatives related to the change in measurement date provisions. The recognition of an asset and liability related to the funded status provision is effective for fiscal years ending after December 15, 2006 and the change in measurement date provisions is effective for fiscal years ending after December 15, 2008. The adoption of SFAS No. 158 increased the Company's long-term pension and other postretirement benefit liabilities by $1.3 million, decreased intangible assets by $1.3 million and increased the Company's accumulated other comprehensive loss by $2.6 million. The Company expects that the measurement-date provisions of SFAS No. 158 will be implemented effective in fiscal year 2009.

Market Risk

          The Company's primary market risks include changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. The Company enters into forward financial instruments with major financial institutions to manage and reduce the impact of changes in foreign currency rates. From time to time, the Company uses interest rate swaps to manage interest rate risk. The Company does not use financial instruments to manage fluctuations in commodity prices. The Company does not hold or issue financial instruments for trading purposes.

Foreign Exchange Contracts

          From time to time, the Company enters into forward foreign exchange and option contracts to reduce its economic exposure to translated earnings of foreign subsidiaries (primarily the translated earnings of European operations). Certain of the Company's foreign subsidiaries enter into forward exchange contracts to reduce economic exposure to purchases of goods from Asia payable in U.S. dollars and certain other contracts to reduce their economic exposure to receipts payable in currencies other than home country functional currencies.

          Contracts entered into to reduce the Company's exposure to translated earnings of foreign subsidiaries are marked to market at the end of each month, and gains or losses are included in Other Income (Expense) — Net. Gains or losses on foreign exchange contracts entered into to reduce the Company's exposure to payables and receivables related to product purchases and sales denominated in other than functional currencies are included in income or loss as the underlying hedged transactions are completed.

          At January 31, 2007, the Company and its subsidiaries had forward foreign exchange contracts outstanding having a total contract amount of approximately $93.9 million with a weighted average maturity of 195 days. If there were a ten per cent adverse change in foreign currency exchange rates relative to the outstanding forward exchange contracts, the loss in earnings from the amount included in other comprehensive income for the year ended January 31, 2007 would be approximately $9.4 million, before the effect of income taxes. Any hypothetical loss in earnings would be offset by changes in the underlying value of translated earnings, to the extent such earnings or income is equal to the amount of currency exposed, or for product purchases by lower cost of sales. At April 30, 2007, such outstanding contracts had a notional contract amount of $77.8 million, and a ten per cent adverse change would have resulted in a hypothetical loss from the amount included in other comprehensive income for the three months ended April 30, 2007 of approximately $7.8 million.

Interest Rates

          As of April 30, 2007 and January 31, 2007, the Company had outstanding $466.9 million under its senior credit facility, consisting of a $448.9 million senior secured term loan and $18.0 million drawn under its senior secured revolving credit facility. Borrowings under the term loan and revolving credit facility accrue interest at rates adjusted periodically depending on the Company's financial performance as measured each fiscal quarter and interest rate market conditions. As of April 30, 2007 and January 31, 2007, the interest rate on the term loan facility and the revolving credit facility was approximately 7.6%. Subsequent to January 31, 2007, the Company entered into a variable to fixed interest rate swap agreement effective March 21, 2007 with a notional amount of $225.0 million, a pay rate of 5.192% and a receive rate based on the three month LIBOR rate. The swap agreement dated February 1, 2007 has a five-year term. The rate the Company receives reprices every three months.

Current Trading and Prospects

          Trading for the consolidated group continues to grow. Group revenues for the five-months ended May 31, 2007 compared to the same period in the prior fiscal year grew by a total of approximately 12.2 per cent. Sales grew partially because of the weaker U.S. dollar, which increased reported sales from foreign operations (primarily from Europe) by approximately 4.7 per cent. Current year sales were adversely impacted by approximately $9.5 million compared to the prior year as a result of the adverse impact of the implementation of new SAP software in the Company's U.S. operations.

          The Directors believe that the group strategy of elevating brand image, new product introductions, and increased expenditures on advertising and promotional activities have contributed to trading growth.

          The Directors anticipate that the group's sales for the current fiscal year will continue the trend of improvement over the prior year, while operating performance will enjoy modest improvement over the prior year as the Company continues to assimilate its global strategy to expand into luxury market segments and grow direct retail operations.

Working Capital

          The Company is of the opinion that, taking into consideration the net proceeds receivable by the Company from the global offering and the bank and other facilities available to it, the working capital available to its group is sufficient for its present requirements, that is, for at least the 12 months from the date of publication of this document.

Capitalisation and Indebtedness Statement

          The table below sets forth our cash and cash equivalents, current financial debt and capitalisation as of April 30, 2007:

          Given the amounts of proceeds we and the Major Stockholders hope to raise in the global offering, a £                increase (decrease) from the mid-point of the offer price range would increase (decrease) the number of Shares being sold by us and the Major Stockholders by             Shares and             Shares, respectively. Any such changes in the number of Shares being offered and sold would have a corresponding impact on the percentage of Shares held by the Major Stockholders after the global offering.

          The table below should be read together with the rest of this document, including our consolidated financial statements and related notes thereto.

As of April 30, 2007
(in thousands)
Total current debt(1)
Guaranteed	$—
Secured	12,183
Unguaranteed/Unsecured	4,009
Total non-current debt (excluding current portion of long-term debt)
Guaranteed	—
Secured	465,298
Unguaranteed/Unsecured	260
Shareholders' equity
Share Capital	7,420
Legal Reserve	—
Other Reserves	571,135

Total	$1,060,305

Net Indebtedness
Cash	$51,202
Cash equivalent	—
Trading securities	—

Liquidity	51,202

Current Financial Receivable	—
Current bank debt	12,183
Current portion of non-current debt	4,009
Other current financial debt	—

Current Financial Debt	16,192

Net Current Financial Indebtedness	(35,010)

Non current Bank loans	465,298
Bonds issued	260
Other non current loans	—

Non Current Financial Indebtedness	465,558

Net Financial Indebtedness	$430,548

Notes:

(1)
Secured current and long-term debt is secured by accounts receivable, inventory and certain fixed assets of the Company and certain Latin American and Asian subsidiaries.

(2)	Reconciliation of Stockholders' Equity as of April 30, 2007	(in thousands)
	Share capital and other reserves (includes preferred stock, common stock and additional paid-in capital)	$578,555
	Less:
	Accumulated deficit	(745,665)
	Accumulated other comprehensive loss	(57,571)

	Total stockholders' deficit as of April 30, 2007 (see Consolidated Financial Statements as of April 30, 2007 included elsewhere herein)	$(224,681)

          The net proceeds of the global offering will be used to repay long term debt incurred by the group in December 2006. Accordingly, the effect of the global offering will be to reduce the group's long term debt, and increase the Company's shareholders equity, by approximately $             million, being the net proceeds of the global offering. Since the debt being repaid was incurred in December 2006 towards the end of fiscal year 2007, the Company does not believe that, had the global offering been completed at the start of fiscal year 2007, there would have been a material change in the group's earnings for fiscal year 2007.

PART XV: DIVIDEND POLICY

          On December 20, 2006, our Board of Directors approved a special cash distribution in an aggregate amount of $175 million, consisting of dividends on our Shares and our then outstanding convertible preferred stock and certain dilution adjustment payments to holders of certain of our outstanding stock options (the "Distribution"). On January 5, 2007, as part of the Distribution we paid dividends in an amount of approximately $0.805 per Share. Other than the dividends paid in connection with the Distribution, we have not declared any cash dividends on our Shares, but we are currently considering adopting a dividend policy relating to the payment of cash dividends in the future. The payment of dividends will be a business decision to be made by our Board of Directors from time to time based on such considerations as the Board of Directors deems relevant. In addition, dividends are payable only out of funds legally available under Delaware law, subject to any restrictions contained in our debt instruments. The payment of dividends on our Shares is currently limited by certain provisions of our senior credit facility.

PART XVI: USE OF PROCEEDS

          We will receive approximately £             million in net proceeds from the global offering after deducting estimated underwriting commissions and expenses payable by us. We will not receive any of the proceeds from the sale of Shares by the selling stockholders. We will use the net proceeds payable to us primarily to repay debt incurred under our senior credit facility and to pay for the expenses we and the selling stockholders have incurred in connection with the global offering.

PART XVII: DILUTION

          Purchasers of the Shares in the global offering will suffer an immediate and substantial dilution in net tangible book value per Share. Dilution is the amount by which the offer price paid by purchasers of Shares exceeds the net tangible book value per Share immediately following the completion of the global offering. Net tangible book value represents the amount of our total tangible assets reduced by our total liabilities. Net tangible book value per Share represents our net tangible book value divided by the number of Shares outstanding. As of April 30, 2007, prior to giving effect to the global offering, our net tangible book value was $(327.3) million and our net tangible book value per Share was $(1.54).

          After giving effect to our sale of the             Shares offered by us in the global offering (assuming the offer price is at the mid-point of the offer price range) and the transactions, including the application of the proceeds of the global offering, as described in "Use of Proceeds" set out in Part XVI of this document, based upon an assumed offer price of             pence per Share (or $             per Share, assuming the exchange rate of $1.00 = £             on                          , 2007), being the mid-point of the offer price range, our net tangible book value as of April 30, 2007, would have been approximately $             million, or $             per Share. This represents an immediate increase in net tangible book value to our existing stockholders of $             per Share and an immediate dilution to new investors in the global offering of $             per Share. The following table illustrates this per Share dilution in pro forma net tangible book value to new investors:

Assumed initial offer price per Share		pence
Net tangible book value per Share as of April 30, 2007	$
Increase in net tangible book value per Share attributable to cash payments made by purchasers
Net tangible book value per Share after the global offering

Adjusted net tangible book value per Share after the global offering

Dilution per Share to new investors	$

          A £             increase (decrease) in the assumed offer price of             pence per Share (or $             per Share, assuming the exchange rate of $1.00 = £             on                          , 2007) would increase (decrease) our as adjusted net tangible book value by £             , an adjusted net tangible book value per Share after the global offering by $             per Share, and the dilution per Share to new investors by $             per Share, assuming the number of Shares offered by us remains the same and after deducting the underwriting commissions and estimated offering expenses payable by us. An increase (or decrease) of             Shares from the expected number of Shares to be sold in the global offering, assuming no change in the offer price from the price assumed above, would increase (decrease) our net tangible book value after giving effect to the global offering by approximately $             million, increase (decrease) our adjusted net tangible book value per Share after giving effect to the transactions by $             per Share, and decrease (increase) the dilution in net tangible book value per Share to new investors in this offering by $             per Share, after deducting the estimated underwriting commissions and estimated aggregate offering expenses payable by us. The pro forma information discussed above is illustrative only.

          The following table summarises, as of April 30, 2007, on a pro forma basis, the total number of Shares purchased from us, the aggregate cash consideration paid to us and the average price per Share paid by existing stockholders and by new investors purchasing Shares in the global offering before deducting estimated underwriting commissions and our estimated offering expenses. The calculation below is based on an assumed offer price of    pence per Share, being the mid-point of the offer price range, before deducting estimated underwriting commissions and offering expenses payable by us:

	Shares Purchased			Total Consideration
	Number	Per cent		Amount	Per cent		Average Price Per Share
Existing stockholders			%	£		%	pence
New Investors			%	£		%	pence

Total		100.0%			£100.0%

          A £             increase (decrease) in the assumed offer price of             pence per Share (or $             per Share, assuming the exchange rate of $1.00 = £             on                          , 2007) would increase (decrease) our as adjusted net tangible book value by $             , an adjusted net tangible book value per Share after the global offering by $             per Share, and the dilution per Share to new investors by $             per Share, assuming the number of Shares offered by us in the global offering (calculated assuming the offer price is at the mid-point of the offer price range) remains the same and after deducting the underwriting commissions and estimated offering expenses payable by us.

          The foregoing discussion and tables do not include Shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $             per Share as of April 30, 2007.

          To the extent that all outstanding options are exercised, your investment will be further diluted by an additional $             per Share. In that event, the total number of Shares purchased from us by our existing stockholders would be             , the aggregate cash consideration paid to us by our existing stockholders would be £             and the average price per Share paid by existing stockholders would be             pence per Share (or $             per Share, assuming the exchange rate of $1.00 = £             on                           , 2007). In addition, you will incur additional dilution if we grant more options in the future with exercise prices below the offer price.

          Assuming an offer price at the mid-point of the offer price range, if the underwriters exercise the over-allotment option in full, our existing stockholders would own approximately    per cent and our new investors would own approximately    per cent of the total number of Shares outstanding after the global offering.

PART XVIII: HISTORIC OVER-THE-COUNTER PRICE RANGE OF COMMON STOCK

          Our Shares have traded in interdealer and over-the-counter transactions and price quotations have been available in the "pink sheets" under the symbol "SAMC.OB". Price quotations also are available on the Over-the-Counter Bulletin Board, or OTCBB.

          The range of sale prices for our Shares as reported by the Pink Sheets LLC at www.pinksheets.com and the OTCBB for the fiscal years ended January 31, 2006 and 2007 and for the period since the start of the fiscal year commencing on February 1, 2007 (through June 26, 2007) ranged from a high of $5.25 per Share during the first quarter of fiscal year 2006, to a low of $1.93 per Share during the first and third quarters of fiscal year 2006. Although the foregoing prices have been obtained from sources believed to be reliable, no assurances can be given with respect to the accuracy of such prices or as to whether other prices higher or lower than those set forth above have been quoted. In addition, such prices reflect interdealer prices, which may not include retail mark-up, mark down or commission and may not necessarily represent actual transactions.

          The following table sets forth, for the fiscal quarters and the months indicated, the high and low sale prices per Share as reported by the Pink Sheets LLC at www.pinksheets.com and the OTCBB.

          On or prior to Admission, each of our issued and outstanding Shares will be reclassified and combined into a smaller number of Shares represented by the ratio of one-for-3.5 Shares. The sales price information presented below has been adjusted to reflect what such sales price information would have been had the one-for-3.5 stock consolidation already taken place at the relevant time. For further information on our capitalisation, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capitalisation and Indebtedness Statement" set out in Part XIV of this document and "Additional Information — Share Capital" set out in Part XXIII of this document.

	High ($)	Low ($)
Fiscal Year 2006	5.25	1.93
First Quarter	5.25	1.93
Second Quarter	3.64	2.63
Third Quarter	3.15	1.93
Fourth Quarter	3.33	2.03
Fiscal Year 2007	4.59	2.77
First Quarter	4.06	2.77
Second Quarter	4.59	2.87
Third Quarter	3.68	2.80
Fourth Quarter	4.24	2.91
Fiscal Year 2008	4.03	3.33
First Quarter	3.85	3.33
Second Quarter (through June 26, 2007)	4.48	3.75

          On June 26, 2007 (being the latest practicable date prior to the publication of this document), the best bid price and last sale price of the Shares as reported by the Pink Sheets LLC at www.pinksheets.com and the OTCBB at www.otcbb.com were $4.41 per Share and $4.48 per Share, respectively.

          The initial offer price for our Shares will be determined by the underwriters, in consultation with us and the Major Stockholders, following a bookbuilding process. Among the factors to be considered in determining the offer price, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and consideration of the above factors in relation to the market valuation of companies in related businesses. See "Details of the Global Offering — Allocation and Pricing" set out in Part XXI of this document.

          The initial offer price range should not be relied on as indicative of the price or value of our Shares and, save for any responsibility or liability that may be imposed by the FSMA or the regulatory regime established thereunder or by other applicable law, we, the selling stockholders and the underwriters disclaim all liability or responsibility whether arising in contract, tort or otherwise to persons acting or relying on the offer price range as indicative of the price or value of our Shares.

PART XIX: PRINCIPAL AND SELLING STOCKHOLDERS

Beneficial Ownership of our Principal and Selling Stockholders

          The following table sets forth certain information about persons known to us to be the beneficial owners of more than 3 per cent of our Shares, and about the beneficial ownership of our Shares held by each of our directors and executive officers and all of our directors and executive officers as a group, immediately prior to the global offering. The table also sets forth the beneficial ownership of the selling stockholders after giving effect to the global offering, assuming no exercise of the over-allotment option and that the offer price is set at the mid-point of the offer price range. Except as otherwise indicated herein, to our knowledge, the persons identified below have sole voting power and sole investment power with respect to the Shares they beneficially own.

          On or prior to Admission, each of our issued and outstanding Shares will be reclassified and combined into a number of Shares represented by the ratio of one-for-3.5 Shares, as described under paragraph 2.5 of "Additional Information" set out in Part XXIII of this document. The share ownership information presented below has been adjusted to reflect what such share ownership information would have been had the one-for-3.5 stock consolidation already taken place.

          For further information on our capitalisation, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capitalisation and Indebtedness Statement" set out in Part XIV of this document and "Additional Information — Share Capital" set out in Part XXIII of this document.

								Number of Shares Offered Assuming Over- Allotment Option Exercised in Full*
					Beneficial Ownership of Shares After the Global Offering Assuming no Exercise of Over- Allotment Option				Beneficial Ownership of Shares After the Global Offering Assuming Over-Allotment Option Exercised in Full
	Beneficial Ownership of Shares Prior to the Global Offering
Full Name and Address of Beneficial Owner(1)
				Number of Shares Offered*
	Number		Per cent(2)		Number	Per cent			Number	Per cent
Ares Management, LLC 1999 Avenue of the Stars Suite 1900 Los Angeles, California 90067	82,756,408	(3)	38.23%				%				%
Bain Capital (Europe) L.P.(4) c/o Bain Capital Investors, LLC 111 Huntington Avenue Boston, Massachusetts 02199	51,165,256	(5)	24.13%				%				%
Ontario Teachers' Pension Plan Board 5650 Yonge Street, 5th Floor Toronto, Ontario M2M 4H5	51,165,256	(6)	24.13%				%				%

Total Equity Sponsors:	185,086,920		85.49%				%				%

John Allan	—		**	—	—	—		—	—	—
Marcello Bottoli	6,889,638	(7)	3.2%				%				%
Richard H. Wiley	1,257,776	(8)	**				%				%
Giuseppe Fremder	850,748	(9)	**				%				%
Thomas Korbas	663,231	(10)	**				%				%
Marc Matton	592,183	(11)	**				%				%
Shashi Dash	553,390	(12)	**				%				%
Arne Borrey	523,435	(13)	**				%				%
Ferdinando Grimaldi Quartieri	—	(14)	**	—	—	—		—	—	—
Charles J. Philippin	—		**	—	—	—		—	—	—
Antony P. Ressler	—	(15)	**	—	—	—		—	—	—
Lee Sienna	—	(16)	**	—	—	—		—	—	—
Donald L. Triggs	—		**	—	—	—		—	—	—
Deborah Rasin	8,571	(17)	**				%				%
Richard T. Warner	—		**	—	—	—		—	—	—
Ramesh Tainwala	474,000	(18)	**				%				%
Quentin Mackay	278,571	(19)	**				%				%
Shawn Cox	—		**	—	—	—		—	—	—
All directors and executive officers as a group (20 persons)	12,091,543		5.46%				%				%

Other selling stockholders		(20)	**				%				%

Notes:

*
The aggregate number of shares to be sold by the selling stockholders is dependent on the offer price and may be higher or lower.

**
Less than 1 per cent.

(1)
Unless otherwise noted, the address of each stockholder is c/o Samsonite Corporation, 575 West Street, Mansfield, Massachusetts 02048.

(2)
Ownership percentages are calculated in the following manner: the numerator consists of each beneficial owner's holdings, options held that are exercisable as of June 1, 2007 and, for our Major Stockholders, warrants to purchase Shares. The denominator is the sum of (i) all outstanding Shares and (ii) all options and/or warrants that are held by such beneficial owner and were exercisable as of June 1, 2007.

(3)
Includes Shares beneficially owned by Ares and certain of its affiliates. Ares has reported shared voting and dispositive power with respect to all of the Shares and warrants to purchase common stock beneficially owned by Ares Corporate Opportunities Fund, L.P., Ares Leveraged Investment Fund, L.P. and Ares Leveraged Investment Fund II, L.P., each of which is managed by affiliates of Ares. Includes warrants to purchase 4,433,112 Shares exercisable as of June 1, 2007 and also includes further warrants to purchase 20,482 Shares exercisable as of June 1, 2007.

(4)
Certain partners and other employees of Bain Capital entities may make a contribution of Shares to one or more charities prior to the global offering. In such case, a recipient charity, if it chooses to participate in the global offering, will be the selling stockholder with respect to the donated Shares.

(5)
Includes warrants to purchase 20,482 Shares exercisable as of June 1, 2007. Bain Capital Investors, LLC is the managing member and manager of Bain Capital (Europe) L.P. and has voting and dispositive control with respect to all Shares held by Bain Capital (Europe) L.P.

(6)
Includes warrants to purchase 20,482 Shares exercisable as of June 1, 2007.

(7)
Includes options held by Stonebridge Development Limited, or Stonebridge, to purchase 5,142,857 Shares exercisable as of June 1, 2007.

(8)
Includes options to purchase 964,642 Shares exercisable as of June 1, 2007.

(9)
Includes options to purchase 477,142 Shares exercisable as of June 1, 2007.

(10)
Includes options to purchase 479,428 Shares exercisable as of June 1, 2007.

(11)
Includes options to purchase 482,142 Shares exercisable as of June 1, 2007.

(12)
Includes options to purchase 475,714 Shares exercisable as of June 1, 2007.

(13)
Includes options to purchase 477,200 Shares exercisable as of June 1, 2007.

(14)
Mr. Grimaldi is a managing director of Bain Capital Investors, LLC, which is the managing member and manager of Bain Capital (Europe) L.P. By virtue of this relationship, Mr. Grimaldi may be deemed to share voting and dispositive control of all Shares held by Bain Capital (Europe) L.P., but Mr. Grimaldi disclaims beneficial ownership of those Shares, except to the extent of his pecuniary interests therein.

(15)
Does not include the Shares held by Ares and its affiliates, of which Mr. Ressler disclaims beneficial ownership.

(16)
Does not include the Shares held by OTPP, of which Mr. Sienna, a Vice President of the private equity group of OTPP, disclaims beneficial ownership.

(17)
Includes options to purchase 8,571 Shares exercisable as of June 1, 2007.

(18)
Includes options to purchase 474,000 Shares exercisable as of June 1, 2007.

(19)
Includes options to purchase 278,571 Shares exercisable as of June 1, 2007.

(20)
Represents Shares owned by an aggregate of    of our employees, none of whom are our executive officers or affiliates. The number of Shares beneficially owned and offered by each of these selling stockholders is in the aggregate less than 1 per cent of our issued and outstanding Shares.

Letter Agreement with Major Stockholders

          Prior to (and effective upon) Admission, we will enter into a letter agreement with Ares, Bain Capital, and OTPP, our Major Stockholders. This letter agreement includes the key provisions set out below.

          Board of Directors.    Subject to Ares and its affiliates owning at least 10 per cent of our issued and outstanding Shares, each of our Major Stockholders will take all action lawfully within its power to cause the Board of Directors to include one director nominated by Ares. Subject to Bain Capital and its affiliates owning at least 10 per cent of our issued and outstanding Shares, each of our Major Stockholders will take all action lawfully within its power to cause the Board of Directors to include one director nominated by Bain Capital. Subject to OTPP owning at least 10 per cent of our issued and outstanding Shares, each of our Major Stockholders will take all action lawfully within its power to cause the Board of Directors to include one director nominated by OTPP. Furthermore, in the event that the Board of Directors elects to delegate any of its powers to any committee of the Board of Directors, other than any committee constituted and in existence prior to date of the letter agreement and other than any committee of disinterested directors constituted for the purposes of considering any transaction or arrangement with a Major Stockholder, each Major Stockholder agrees that, subject to applicable laws, it will take all action lawfully within its power to cause such committee to include one director from each Major Stockholder for so long as such Major Stockholder owns at least 10 per cent of our issued and outstanding Shares.

          Demand Registration Rights.    At any time after the date that falls six months after Admission, any Major Stockholder, acting alone or jointly with any of the other Major Stockholders, will be able to make a demand request that we commence a registration under the Securities Act covering registrable securities held by such Major Stockholder or Major Stockholders, as the case may be, if the anticipated aggregate offering price of such securities is anticipated in good faith to be at least $20 million. We will prepare, file and use our reasonable best efforts to cause to become effective a total of no more than four registration statements, with the Major Stockholders not being entitled to make more than one such request during any nine-month period.

          Piggyback Registration Rights.    With the exception of certain agreed registrations carried out by us, if we propose to register, whether or not for our own account, any of our Shares or other equity interests in connection with a public offering for cash of such securities, we will at such time promptly give each holder of registrable securities written notice of such registration and, upon any holder's written request, we will include in the registration statement all of the registrable securities of such holder, subject to customary underwriters' cutback provisions.

          Expenses of Registration and Indemnification.    All expenses of the Major Stockholders, other than underwriting discounts and commissions, incurred in connection with registrations made pursuant to a demand request or at our initiative, will be borne by us. In connection with any registration, we will indemnify each holder of registrable securities covered by such registration against certain liabilities to which they may become subject under the Securities Act, the Exchange Act, and the rules and regulations promulgated thereunder, or other federal, state or foreign securities laws, or common law.

          Securities Law Restrictions.    Our Major Stockholders will not transfer any Shares without the registration of the transfer of such Shares under the Securities Act, unless the transfer is exempt from the registration requirements under the Securities Act and applicable state securities laws as we in our good faith and reasonable discretion deem appropriate.

          Lock-Up Restrictions.    We and each of our Major Stockholders will abide by lock-up restrictions for a certain agreed period following any underwritten primary or secondary offering of our equity securities.

PART XX: HISTORICAL FINANCIAL INFORMATION

SAMSONITE CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEETS
as of April 30, 2007 and January 31, 2007

(In thousands except share and per share data)

	April 30, 2007	January 31, 2007
ASSETS
Current assets:
Cash and cash equivalents	$51,202	78,548
Trade receivables, net of allowances for doubtful accounts of $9,362 and $10,370	147,768	133,086
Other receivables	1,125	1,976
Inventories (Note 3)	159,900	165,767
Deferred income taxes (Note 9)	11,279	10,292
Assets held for sale	1,307	—
Prepaid expenses and other current assets	38,302	36,438

Total current assets	410,883	426,107
Property, plant and equipment, net (Note 4)	106,122	103,999
Intangible assets, less accumulated amortization of $13,355 and $12,970 (Note 5)	102,585	102,826
Other assets and long-term receivables	24,236	18,193

Total assets	$643,826	651,125

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Short-term debt (Note 6)	$10,990	12,096
Current installments of long-term obligations (Note 6)	5,202	25,512
Accounts payable	135,948	135,340
Accrued interest	2,905	4,278
Accrued compensation and employee benefits	32,371	27,854
Accrued income taxes	22,549	17,086
Other accrued liabilities	53,236	55,311

Total current liabilities	263,201	277,477
Long-term obligations, less current installments (Note 6)	465,558	464,307
Deferred income taxes (Note 9)	24,529	23,404
Other non-current liabilities	89,751	85,188

Total liabilities	843,039	850,376

Minority interests in consolidated subsidiaries	25,468	23,023
Stockholders' equity (deficit):
Preferred stock ($0.01 par value; 2,000,000 shares authorized; 0 and 11 convertible shares issued and outstanding at April 30, 2007 and January 31, 2007, respectively)	—	11
Common stock ($0.01 par value; 1,000,000,000 shares authorized; 742,032,974 and 742,006,783 shares issued and outstanding at April 30, 2007 and January 31, 2007, respectively)	7,420	7,420
Additional paid-in capital	571,135	570,182
Accumulated deficit	(745,665)	(742,711)
Accumulated other comprehensive loss	(57,571)	(57,176)

Total stockholders' deficit	(224,681)	(222,274)

Commitments and contingencies (Notes 6, 8, 9, and 11)

Total liabilities and stockholders' equity (deficit)	$643,826	651,125

See accompanying notes to consolidated financial statements.

SAMSONITE CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
for the three months ended April 30, 2007 and 2006

(In thousands, except per share data)

	Three Months Ended April 30,
	2007	2006
Net sales	$264,695	240,977
Cost of goods sold	124,098	117,746

Gross profit	140,597	123,231
Selling, general and administrative expenses	119,512	102,328
Amortization of intangible assets	356	151
Asset impairment charge (Note 2)	—	1,623
Provision for restructuring operation (Note 2)	1,302	—

Operating income	19,427	19,129
Other income (expense):
Interest income	245	571
Interest expense and amortization of debt issue costs and premium	(8,530)	(7,076)
Other income (expense) — net (Note 7)	(1,911)	(1,079)

Income before income taxes, minority interests and cumulative effect of an accounting change	9,231	11,545
Income tax expense	(8,717)	(6,049)
Minority interests in earnings of subsidiaries	(3,468)	(1,995)

Net income (loss) before cumulative effect of an accounting change	(2,954)	3,501
Cumulative effect of an accounting change	—	1,391

Net income (loss)	(2,954)	4,892
Preferred stock dividends	—	(3,880)

Net income (loss) to common stockholders	$(2,954)	1,012

Weighted average common shares outstanding — basic and diluted	742,010	227,175

Net income (loss) per share per common share — basic and diluted:
Net income (loss) to common stockholders before cumulative effect of an accounting change	$— *	— *
Cumulative effect of an accounting change	—	0.01

Net income (loss) to common stockholders	$— *	0.01

*Less than $(0.01) per share.

See accompanying notes to consolidated financial statements.

SAMSONITE CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
AND COMPREHENSIVE INCOME (LOSS)
for the three months ended April 30, 2007

(In thousands, except share data)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income (Loss)
Balance, January 31, 2007	$11	7,420	570,182	(742,711)	(57,176)
Net loss	—	—	—	(2,954)	—	(2,954)
Unrealized loss on cash flow hedges (net of income tax effect of $255)	—	—	—	—	(3,780)	(3,780)
Reclassification of loss on cash flow hedges to net loss (net of income tax effect of $309)	—	—	—	—	570	570
Foreign currency translation adjustment	—	—	—	—	1,698	1,698
Defined benefit plans:
Net prior service cost	—	—	—	—	(6)	(6)
Net actuarial gain	—	—	—	—	1,123	1,123

Comprehensive loss						(3,349)

Stock compensation expense	—	—	942	—	—
Conversion of 11 shares of preferred stock to 26,191 shares of common stock	(11)	—	11	—	—

Balance, April 30, 2007	$—	7,420	571,135	(745,665)	(57,571)

See accompanying notes to consolidated financial statements.

SAMSONITE CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended April 30, 2007 and 2006

(In thousands)

	Three Months Ended April 30,
	2007	2006
Cash flows from operating activities:
Net income (loss) before cumulative effect of an accounting change	$(2,954)	3,501
Adjustments to reconcile income (loss) before cumulative effect of an accounting change to net cash provided by (used in) operating activities:
(Gain) loss on disposition of assets held for sale and fixed assets, net	(17)	53
Depreciation and amortization of property, plant and equipment	5,072	5,135
Amortization and impairment of intangible assets	356	151
Amortization and write-off of debt issue costs and premium	222	599
Provision for doubtful accounts	136	225
Provision for restructuring operations	1,302	—
Asset impairment charge	—	1,623
Pension and other post retirement benefit plan losses, net	333	1,835
Stock compensation expense	1,226	1,568
Changes in operating assets and liabilities:
Trade and other receivables	(12,941)	(6,567)
Inventories	7,061	(5,019)
Other current assets	(2,798)	(1,561)
Accounts payable and accrued liabilities	3,467	13,603
Contribution to U.S. defined benefit pension plan	(2,800)	—
Other — net	988	(268)

Net cash provided by (used in) operating activities	(1,347)	14,878

Cash flows provided by (used in) investing activities:
Purchases of property, plant and equipment	(7,633)	(4,422)
Proceeds from sale of property and equipment and other assets	131	129
Other, net	(131)	(1,322)

Net cash used in investing activities	(7,633)	(5,615)

Cash flows provided by (used in) financing activities:
Payments of short-term debt — net	(1,734)	(321)
Payments on long-term obligations	(20,286)	—
Borrowings on long-term obligations	1,163	23
Other, net	2,449	1,500

Net cash provided by (used in) financing activities	(18,408)	1,202

Effect of exchange rate changes on cash and cash equivalents	42	(226)

Net increase (decrease) in cash and cash equivalents	(27,346)	10,239
Cash and cash equivalents, beginning of period	78,548	85,448

Cash and cash equivalents, end of period	$51,202	95,687

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$9,721	2,415

Cash paid during the period for income taxes	$3,145	2,162

Non-cash transactions:
Conversion of 11 shares of preferred stock into 26,191 shares of common stock

See accompanying notes to consolidated financial statements.

SAMSONITE CORPORATION AND SUBSIDIARIES

UNAUDITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars and Euros in Thousands)

1. General

  A.
  Business

          The principal activity of Samsonite Corporation and its subsidiaries (the "Company") is the design, manufacture and distribution of luggage, business and computer bags, outdoor and casual bags, and travel-related products throughout the world, primarily under the Samsonite® Black Label, Lambertson Truex®, Samsonite® and American Tourister® brand names and other owned and licensed brand names such as Lacoste® and Timberland®. The principal luggage customers of the Company are department/specialty retail stores, mass merchants, catalog showrooms and warehouse clubs. The Company also sells its luggage, casual bags, business cases and other products through its Company-operated retail stores.

  B.
  Interim Financial Statements

          The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information and the instructions to Form 10-Q and Regulation S-X. The accompanying unaudited consolidated financial statements reflect all adjustments, which are normal and recurring in nature, and which, in the opinion of management, are necessary for a fair presentation of the financial position as of April 30, 2007 and results of operations for the three month periods ended April 30, 2007 and 2006. These unaudited consolidated financial statements and related notes should be read in conjunction with the consolidated financial statements and related notes included in the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2007.

  C.
  Use of Estimates

          The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

  D.
  Per Share Data

          The Company computes both "basic" and "diluted" earnings per share information for inclusion in the consolidated financial statements. Basic earnings per share is computed by dividing net income (loss) to common stockholders by the weighted average number of common shares outstanding. For periods that have income available to common stockholders, diluted earnings per share is calculated by dividing net income before preferred stock dividends by the weighted average number of common shares outstanding increased for the potentially dilutive common shares issuable for stock options, warrants and convertible preferred stock.

          At April 30, 2007, antidilutive common stock equivalents include options to purchase 71,991,852 shares of common stock, warrants to purchase 15,515,892 shares of common stock at an exercise price of $0.515 per share and warrants to purchase 1,061,012 shares of common stock at an exercise price of $10.17 per share. At April 30, 2006, antidilutive common stock equivalents include options to purchase 70,452,958 shares of common stock, warrants to purchase 15,515,892 shares of common stock at an exercise price of $0.75 per share, warrants to purchase 828,356 shares of common stock at an exercise price of $13.02 per share, and preferred stock convertible into 471,098,543 common shares.

  E.
  Royalty Revenues

          The Company licenses its brand names to certain unrelated third parties. Net sales include royalties earned of $3,037 and $2,993 for the three months ended April 30, 2007 and 2006, respectively.

  F.
  Derivative Financial Instruments

          The Company measures all derivatives at fair value and recognizes them in the consolidated balance sheet as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in fair value of the derivative are reported in other comprehensive income ("OCI") and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedging instruments and ineffective portions of hedges are recognized in earnings in the current period.

          From time to time, the Company enters into derivative transactions to hedge interest rates on floating rate debt obligations and forecasted foreign currency transactions. These derivatives are classified as cash flow hedges. The Company also enters into derivative transactions to reduce exposure to the effect of exchange rates on the results of foreign operations (primarily the effect of changes in the euro exchange rate on the results of the Company's significant European operations). These transactions are not allowed hedge accounting treatment; the Company records these instruments at fair value and records realized and unrealized gains and losses in Other Income (Expense) — Net.

          Net gains or losses on cash flow hedges are reclassified from other comprehensive income as the underlying hedged transactions occur. Net gains or losses on hedges of forecasted foreign currency transactions are reclassified to revenues or cost of sales depending on the type of transaction being hedged. At April 30, 2007, cash flow hedges for forecasted foreign currency transactions extend through March 2008. The estimated amount of net gains from interest rate and foreign currency hedges expected to be reclassified into earnings within the next twelve months is $818. The amount ultimately reclassified into earnings will be dependent on the effect of changes in interest rates and currency exchange rates as derivative agreements mature.

2. Asset Impairment and Provision for Restructuring Operations

          On May 31, 2006, the Company announced that it would close the Company's Denver, Colorado facilities, consolidate its corporate functions in its Mansfield, Massachusetts office and relocate its Denver distribution functions to the southeast region of the U.S. The Company expects the consolidation and relocation to be completed by approximately June 30, 2008. In connection with the consolidation and relocation, the Company expects to incur severance and retention costs of approximately $3,700 relating to approximately 210 employees who will be affected by the relocation and consolidation. The severance and retention costs are being accrued monthly over the expected period employees must remain employed in order to receive severance and retention benefits. During the first quarter of fiscal 2008, severance and retention benefits of $1,302 were accrued as a provision for restructuring operations.

          During the three months ended April 30, 2006, the Company recorded an impairment charge of $1,623 in connection with the closure of its Samorin, Slovakia manufacturing plant which was completed on June 30, 2006.

          The following is a summary of restructuring accruals by segment for the three months ended April 30, 2007:

	Balance at January 31, 2007	Additions (Reversals)	Payments	Exchange Rate and Other	Balance at April 30, 2007
North America	$2,487	1,302	(803)	—	2,986
Europe	1,513	—	—	104	1,617

	$4,000	1,302	(803)	104	4,603

3. Inventories

          Inventories consisted of the following:

	April 30, 2007	January 31, 2007
Raw Materials	$9,268	11,312
Work in Process	2,723	2,384
Finished Goods	147,909	152,071

	$159,900	165,767

4. Property, Plant and Equipment

          Property, plant and equipment consisted of the following:

	April 30, 2007	January 31, 2007
Land	$5,872	6,596
Buildings	60,044	58,870
Machinery, equipment, leasehold improvements and other	145,020	140,229
Computer software	24,456	23,587

	235,392	229,282
Less accumulated amortization and depreciation	(129,270)	(125,283)

	$106,122	103,999

5. Intangible Assets

          Intangible assets at April 30, 2007 and January 31, 2007 consisted of the following:

	April 30, 2007			January 31, 2007
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangibles subject to amortization
Licenses	$8,131	(7,900)	231	8,131	(7,854)	277
Patents, trademarks and other	9,848	(4,418)	5,430	9,839	(4,135)	5,704
Leasehold rights	1,466	(1,037)	429	1,370	(981)	389

	19,445	(13,355)	6,090	19,340	(12,970)	6,370

Intangibles not subject to amortization
Tradenames			84,143			84,143
Goodwill			12,352			12,313

			96,495			96,456

Total			$102,585			$102,826

          There were no significant acquisitions of intangibles assets for the three months ended April 30, 2007. Changes in the exchange rate between the U.S. dollar and other foreign currencies, primarily the euro, can affect the reported gross and net book value of the Company's intangible assets. Amortization expense (not including impairment provisions) for intangible assets for the three months ended April 30,

2007 and 2006 was $356 and $151, respectively. Future amortization expense for the net carrying amount of intangible assets at April 30, 2007 is estimated to be $1,120 for the remainder of fiscal 2008, $1,316 in fiscal 2009, $540 in fiscal 2010, $458 in fiscal 2011 and $2,656 beyond fiscal 2011.

6. Debt

          Debt consisted of the following:

	April 30, 2007	January 31, 2007
Senior credit facility (a)	$466,875	468,000
Floating rate senior notes (b)	—	19,120
8 7/8% senior subordinated notes	260	260
Other obligations (c)	14,016	13,907
Capital lease obligations	599	628

	481,750	501,915
Less short-term debt and current installments	(16,192)	(37,608)

	$465,558	464,307

  (a)
  Senior Credit Facility

    The senior credit facility (the "Senior Credit Facility") consists of a $450,000 senior secured term loan facility ("Term Loan Facility") and an $80,000 senior secured revolving credit facility ("Revolving Credit Facility"), including a letter of credit sub-facility. The Term Loan Facility consists of a $450,000 loan borrowed by the Company, which expires on December 20, 2013. In certain circumstances, the Company may elect to request an additional term loan commitment under the Senior Credit Facility of up to $200,000. The Term Loan Facility requires principal repayments in the amount of $1,125 on March 31, June 30, September 30 and December 31 of each year with such payments ending on September 30, 2013, and $419,625 due on December 20, 2013.

    The Revolving Credit Facility consists of a portion which may be borrowed by the Company in U.S. dollars, euros or sterling totaling the U.S. dollar equivalent of $50,000 and a portion which may be borrowed by the Company's European subsidiary in euros or sterling totaling the euro equivalent of €22,700 (equivalent to $30,978 on April 30, 2007). The Revolving Credit Facility expires on December 20, 2012. As of April 30, 2007, there was $18,000 borrowed by the Company under the Revolving Credit Facility and $6,500 of letters of credit issued. The Company entered into a variable to fixed interest rate swap agreement effective March 21, 2007 with a notional amount of $225,000, a pay rate of 5.192% and a receive rate based on the three month LIBOR rate. The swap agreement has a five-year term and can be canceled after one year at the option of the other party to the swap agreement. The rate the Company receives reprices every three months.

    The Senior Credit Facility contains financial and other covenants that, among other things, limit the Company's ability to engage in transactions with its affiliates, incur any additional debt outside of the Senior Credit Facility, create new liens on any property, make acquisitions, participate in certain mergers, consolidations, acquisitions, liquidations, asset sales, investments, or make distributions or cash dividend payments to its equity holders. The Company was in compliance with such covenants as of April 30, 2007.

  (b)
  Senior Notes and Senior Subordinated Notes

    On February 1, 2007 the Company retired the $19,120 of Floating Rate Senior Notes which were outstanding at January 30, 2007 and paid premiums of $381 in connection with the transaction.

  (c)
  Other Obligations

    As of April 30, 2007, other obligations consist of various notes payable to banks by foreign subsidiaries. The obligations bear interest at varying rates and mature through 2008.

7. Other Income (Expense) — Net

          Other income (expense) — net consisted of the following:

	Three Months Ended April 30,
	2007	2006
Net gain from foreign currency forward delivery contracts	$(57)	—
Gain (loss) on disposition of fixed assets, net	17	(53)
Foreign currency transaction gains (losses), net	(391)	330
Pension expense (a)	(629)	(1,018)
Premium on bond redemption	(381)	—
Other, net	(470)	(338)

	$(1,911)	(1,079)

  (a)
  Pension expense included in other income (expense) — net relates to the actuarial determined pension expense associated with the pension plans of two companies unrelated to the Company's operations whose pension obligations were assumed by the Company as a result of a 1993 agreement with the Pension Benefit Guaranty Corporation. The plans were part of a controlled group of corporations of which the Company was a part prior to 1993.

8. Pension and Other Employee Benefits

          The components of net periodic benefit cost related to U.S. pension and postretirement costs include the following:

	Pension Benefits		Other Postretirement Benefits
	Quarter Ended April 30,
	2007	2006	2007	2006
Service cost	$395	406	107	133
Interest cost	3,137	3,010	226	221
Expected return on plan assets	(3,447)	(3,345)	—	—
Amortization of prior service cost	61	65	(67)	(67)
Amortization of the net (gain) loss	1,192	1,197	(69)	(51)

Net periodic benefit cost	$1,338	$1,333	197	236

          The Company expects to make $15,600 in contributions to its funded pension plans in fiscal 2008. The Company expects to make approximately $900 of benefit payments attributable to its unfunded postretirement pension plans in fiscal 2008.

9. Income Taxes

          As of February 1, 2007, the Company adopted Financial Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes-an interpretation of Financial Accounting Standards Board Statement No. 109 ("SFAS 109"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in accordance with

          SFAS No. 109, Accounting for Income Taxes. The Interpretation prescribes a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed "more-likely-than-not" to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50 percent likelihood of being realized upon effective settlement. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the implementation, the Company has made no change to reserves for uncertain tax positions. As of April 30, 2007, the Company had approximately $29,200 of total gross unrecognized tax benefits. Because of valuation allowances provided for certain deferred tax assets related to net operating losses, recognition of approximately $25,000 of the total gross unrecognized tax benefits may not favorably affect the effective tax rate in future periods. It is reasonably possible that a number of uncertainties could be resolved and result in the recognition of tax benefits within the next 12 months; however, the resolution of these matters over the next twelve months is not expected to have a material effect on the Company's financial condition, results of operations or liquidity.

          The Company or its subsidiaries file income tax returns in the U.S. federal jurisdiction, and multiple state and foreign jurisdictions. The following table describes the earliest year still subject to income tax examination for the Company's most significant jurisdictions:

Jurisdiction	Earliest Year Still Subject to Examination
U.S. Federal	1993
Belgium	2005
Canada	2002
China	2002
France	2004
Germany	2002
Hong Kong	2000
Hungary	2002
India	2001
Italy	2002
Korea	2002
Japan	2004
Mexico	2002
Slovakia	2002
Spain	2002
Switzerland	2006
United Kingdom	2005

          State income tax returns are generally subject to examination for a period of 3 to 5 years after filing of the respective return. The state impact of any federal changes remains subject to examination by various states for a period of up to two years after formal notification to the states.

          The Company recognizes accrued interest and penalties associated with uncertain tax positions as part of income tax expense. As of April 30, 2007, the Company had $300 of accrued interest and penalties.

          During the three months ended April 30, 2007 and 2006, the Company paid income taxes, net of refunds received, of $3,145 and $2,162, respectively.

10. Segment Information

          The Company's operations consist of the manufacture and distribution of luggage, business and computer cases, outdoor casual bags, and travel-related products and licensing of the Company's brand names. Management of the business and evaluation of operating results is organized primarily along geographic lines dividing responsibility for the Company's operations as follows: (i) "Europe", which includes operations in Western and Eastern European countries; (ii) "North America", which includes operations in the United States and Canada; (iii) "Latin America", which includes operations in Mexico, Brazil, Argentina and Uruguay; (iv) "Asia", which includes operations in India, China, Singapore, South Korea, Taiwan, Malaysia, Japan, Hong Kong, Thailand and Australia; and (v) "Other" which primarily includes certain licensing activities from luggage and non-luggage brand names owned by the Company and Corporate headquarters overhead.

          The Company evaluates the performance of its segments based on operating income of the respective business units. Intersegment sales prices are market based.

          Segment information for the three months ended April 30, 2007 and 2006 is as follows:

	Europe	North America	Latin America	Asia	Corporate and Other (b)	Eliminations	Totals
2007
Revenues from external customers	$117,390	75,949	13,496	54,823	3,037	—	264,695
Intersegment revenues	$1,694	51	30	5,291	—	(7,066)	—
Operating income (loss)(a)	$18,853	(1,652)	1,876	11,808	(11,642)	184	19,427
Total assets	$271,396	116,011	41,229	111,827	262,320	(158,957)	643,826
2006
Revenues from external customers	$102,898	85,314	10,614	39,238	2,913	—	240,977
Intersegment revenues	$1,165	62	—	6,040	—	(7,267)	—
Operating income (loss)(a)	$11,896	4,757	1,384	8,547	(6,907)	(548)	19,129
Total assets	$253,240	100,675	32,284	76,627	289,808	(156,963)	595,671

(a)
Operating income (loss) represents net sales less operating expenses. In computing operating income (loss) none of the following items have been added or deducted: interest income, interest expense, other income (expense) — net, income taxes and minority interest.

(b)
Includes general corporate expenses.

11. Litigation, Commitments and Contingencies

  Henin-Beaumont Litigation

          Samsonite Europe N.V. and Samsonite SAS, which are wholly owned subsidiaries of the Company, are defendants in a lawsuit (the "H-B 1 Action") filed in France in November 2006 related to the sale of the Henin-Beaumont, France facility (the "H-B site"). See Note 4 to the consolidated financial statements included in the Company's Annual Report on Form 10-K for the year ended January 31, 2007 for a description of the H-B site sale. The HB Group and Energyplast are also defendants in the lawsuit. The plaintiff, Workers Council Energyplast ("Workers Council"), seeks to cancel the sale of the H-B site on the grounds that it was fraudulent, because it was allegedly designed to circumvent labor law rules regarding economic dismissals. On March 13, 2007, the Tribunal de Grande Instance in Paris dismissed the claim on the procedural grounds of lack of standing of the Workers Council. Counsel for the Workers Council appealed the dismissal on April 11, 2007. The appeal was heard by the Court of Appeal in Paris on June 7, 2007. The Court of Appeal is expected to render its decision in July 2007.

          On May 16, 2007 a lawsuit (the "H-B 2 Action") was filed by the CGT (a French Union) against Samsonite SAS, seeking to cancel the contribution by Samsonite SAS of the H-B site into Energyplast (then Artois Plasturgie, a subsidiary of Samsonite SAS), the subsequent sale of the shares of Energyplast, and the related agreements, on the same grounds as the H-B 1 Action. The action names as co-defendants Samsonite Europe NV, Samsonite Corporation, Bain Capital, Ares Corporate Opportunities Fund, Ontario Teachers' Pension Plan Board, Energyplast, the HB Group and SCP BTSG (the receiver appointed in the Energyplast bankruptcy), and is expected to be heard by the Tribunal de Grande Instance in Paris in June 2007.

          In May 2007, Samsonite learned that individual claims (the "H-B 3 Action") had been filed against Samsonite SAS, Samsonite Europe NV, Samsonite Corporation, Bain Capital, Ares Corporate Opportunities Fund, Ontario Teachers' Pension Plan Board, Energyplast, HB Group, CGEA IDF OUEST and SCP BTSG by a majority of the employees of Energyplast in the Conseil de Prud'Hommes, the employment tribunal in Lens, France. To date, Samsonite has received letters from the employment tribunal notifying us of individual claims that have been received from six former executives and also from 180 of the 196 non-management employees of Energyplast that were employed at the time of the transfer of the H-B site. The executives and non-management employees in these actions allege wrongful termination by Energyplast following the sale of the H-B site, and claim damages of five years salary. The claims received to date amount to an aggregate amount of approximately Euro 17.6 million (approximately $23.5 million), being comprised of approximately Euro 1.6 million (approximately $2.0 million) for the executives and approximately Euro 16.1 million (approximately $21.5 million) for the non-management employees. The tribunal is expected to hear the matter in October 2007.

          The Company believes that the appeal of the Court's decision in the H-B 1 Action, as well as each of the H-B 2 Action, the H-B 3 Action and the H-B 4 Action, are without merit and intends to vigorously defend its position in each such matter; however, an unfavorable resolution of any of these matters could have a material adverse effect on the Company's financial position and results of operations.

  Employment Matter

          The Company recently received a complaint from its former Chief Marketing Officer alleging that her dismissal by the Company was a breach of contract and that she was unfairly dismissed by the Company in contravention of the U.K. Employment Act of 2002. Her allegations related to (a) being dismissed because she raised concerns internally regarding certain aspects of the Company's business, and (b) discriminatory actions. The Company has conducted a review of the former employee's allegations and believes that they are without merit. The Company intends to vigorously defend its position in this matter. In addition, the Company does not believe that the outcome of the matter will have a material adverse effect on its financial condition, results of operations or cash flows.

Other Matters

          The Company is also a party to various other legal proceedings and claims in the ordinary course of its business. The Company believes that the outcome of these other matters will not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

12. Subsequent Event — Acquisition of Chilean Luggage Distributor

          On June 12, 2007, the Company's wholly owned subsidiary, SC Acquisition S.A., entered into an agreement to acquire 85% of the operations of the Traveller Group which distributes luggage, bags, backpacks, travel accessories and other related items in Chile under its Saxoline, and Extreme, Chic and other trademarks. The Company made a $7,000 payment into escrow upon the signing of the purchase agreement and anticipates the total purchase price will be approximately $47,000 (including assumed debt) which will be financed through an increase in the term loan commitment under the Senior Credit Facility (see Note 6). The acquisition is expected to be completed in July 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Samsonite Corporation:

          We have audited the consolidated financial statements of Samsonite Corporation and subsidiaries as of and for each of the years in the three-year period ended January 31, 2007, as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Samsonite Corporation and subsidiaries as of January 31, 2007, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended January 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

          As discussed in note 13, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123R, Share Based Payment, effective February 1, 2006. Also, as discussed in note 15, the Company adopted SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R), effective January 31, 2007.

                      KPMG LLP

Denver, Colorado
April 30, 2007

SAMSONITE CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

January 31, 2007, 2006 and 2005

(Dollars in thousands, except per share amounts)

	January 31,
	2007	2006	2005
ASSETS
Current assets:
Cash and cash equivalents	$78,548	85,448	56,378
Trade accounts receivable, net of allowances for doubtful accounts of $10,370, $7,213 and $8,476 (Note 11)	133,086	113,528	112,698
Other receivables	1,976	2,056	2,441
Inventories (Notes 5 and 11)	165,767	133,683	136,143
Deferred income taxes (Note 14)	10,292	8,652	10,040
Assets held for sale (Note 6)	—	1,515	16,261
Prepaid expenses and other current assets	36,438	28,212	24,538

Total current assets	426,107	373,094	358,499
Property, plant and equipment, net (Notes 7 and 11)	103,999	89,100	98,810
Intangible assets, less accumulated amortization of $38,982, $38,389 and $37,955 (Notes 8 and 11)	102,826	91,658	90,816
Other assets and long-term receivables (Note 9)	18,193	13,399	14,958

Total assets	$651,125	567,251	563,083

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Short-term debt (Note 10)	$12,096	9,396	15,505
Current installments of long-term obligations (Note 11)	25,512	1,048	1,792
Accounts payable	135,340	101,893	73,119
Accrued interest	4,278	4,055	4,614
Accrued compensation and employee benefits	27,854	25,539	25,695
Accrued income taxes	17,086	10,192	7,482
Other accrued liabilities	55,311	43,641	41,540

Total current liabilities	277,477	195,764	169,747
Long-term obligations, less current installments (Note 11)	464,307	296,784	337,049
Deferred income taxes (Note 14)	23,404	22,897	25,967
Other non-current liabilities (Notes 12 and 15)	85,188	86,962	72,731

Total liabilities	850,376	602,407	605,494

Minority interests in consolidated subsidiaries	23,023	16,057	13,931
Stockholders' equity (deficit) (Notes 2, 11 and 13):
Preferred stock ($0.01 par value; 2,000,000 shares authorized; 11, 159,082 and 159,932 convertible shares issued and outstanding at January 31, 2007, 2006 and 2005, respectively)	11	193,981	180,127
Common stock ($0.01 par value; 1,000,000,000 shares authorized; 742,006,783 and 227,159,626 shares issued and outstanding at January 31, 2007 and 2006, respectively; and 235,334,708 and 224,834,708 shares issued and outstanding at January 31, 2005, respectively)	7,420	2,272	2,353
Additional paid-in capital	570,182	354,760	769,695
Accumulated deficit	(742,711)	(539,420)	(537,910)
Accumulated other comprehensive loss	(57,176)	(62,806)	(50,607)

	(222,274)	(51,213)	363,658
Treasury stock, at cost (10,500,000 shares)	—	—	(420,000)

Total stockholders' deficit	(222,274)	(51,213)	(56,342)

Commitments and contingencies (Notes 1, 4, 10, 11, 14, 15, and 17)

Total liabilities and stockholder's equity (deficit)	$651,125	567,251	563,083

See accompanying notes to consolidated financial statements.

SAMSONITE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

	Year ended January 31,
	2007	2006	2005
Net sales	$1,070,393	966,886	902,896
Cost of goods sold	524,451	496,505	485,882

Gross profit	545,942	470,381	417,014
Selling, general and administrative expenses	459,511	381,185	341,532
Amortization and impairment of intangible assets (Note 8)	1,193	862	3,214
Asset impairment charges (Note 4)	1,623	5,450	671
Provision for restructuring operations (Note 4)	3,775	9,849	5,862

Operating income	79,840	73,035	65,735
Other income (expense):
Interest income	2,570	2,052	549
Interest expense and amortization of debt issue costs and premium	(30,285)	(30,496)	(35,206)
Other income (expense) — net (Note 18)	(23,506)	(9,872)	(23,603)

Income before income taxes, minority interests and cumulative effect of an accounting change	28,619	34,719	7,475
Income tax expense (Note 14)	(27,175)	(16,516)	(13,652)
Minority interests in earnings of subsidiaries	(9,673)	(4,882)	(3,521)

Net income (loss) before cumulative effect of an accounting change	(8,229)	13,321	(9,698)
Cumulative effect of an accounting change (Note 13)	1,391	—	—

Net income (loss)	(6,838)	13,321	(9,698)
Preferred stock dividends (Note 2)	(138,386)	(14,831)	(13,683)

Net loss to common stockholders	$(145,224)	(1,510)	(23,381)

Net loss per common share — basic and diluted:
Weighted average common shares outstanding — basic and diluted	266,665	226,587	224,764
Net loss per common share before cumulative effect of an accounting change	$(0.55)	(0.01)	(0.10)
Cumulative effect of an accounting change	0.01	—	—

Net loss per common share	$(0.54)	(0.01)	(0.10)

See accompanying notes to consolidated financial statements.

SAMSONITE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
AND COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands, except share amounts)

	Preferred stock	Common stock	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Comprehensive income (loss)	Treasury stock
Balance, January 31, 2004	$166,498	2,352	768,433	(514,529)	(32,140)		(420,000)
Net loss	—	—	—	(9,698)	—	(9,698)	—
Unrealized loss on cash flow hedges (net of income tax effect of $918)	—	—	—	—	(1,693)	(1,693)	—
Reclassification of net loss on cash flow hedges to net loss (net of income tax effect of $445)	—	—	—	—	549	549	—
Foreign currency translation adjustment	—	—	—	—	448	448	—
Minimum pension liability adjustment (Note 15)	—	—	—	—	(17,771)	(17,771)	—

Comprehensive loss	—	—	—	—		(28,165)	—

Stock compensation expense (Note 13)		—	1,209	—	—		—
Conversion of 50 shares of preferred stock to 129,384 shares of common stock	(54)	1	53	—	—		—
Preferred stock dividends (Note 2)	13,683	—	—	(13,683)	—		—

Balance, January 31, 2005	180,127	2,353	769,695	(537,910)	(50,607)		(420,000)

Net income	—	—	—	13,321	—	13,321	—
Unrealized gain on cash flow hedges (net of income tax effect of $546)	—	—	—	—	1,310	1,310	—
Reclassification of net loss on cash flow hedges to net income (net of income tax effect of $885)	—	—	—	—	1,426	1,426	—
Foreign currency translation adjustment	—	—	—	—	(5,702)	(5,702)	—
Minimum pension liability adjustment (Note 15)	—	—	—	—	(9,233)	(9,233)	—

Comprehensive income						1,122

Stock compensation expense (Note 13)	—	—	4,007	—	—		—
Conversion of 850 shares of preferred stock to 2,324,918 shares of common stock	(977)	24	953	—	—		—
Preferred stock dividends (Note 2)	14,831	—	—	(14,831)	—		—
Retirement of 10,500,000 shares of treasury stock	—	(105)	(419,895)	—	—		420,000

Balance, January 31, 2006	193,981	2,272	354,760	(539,420)	(62,806)		—

Net loss	—	—	—	(6,838)	—	(6,838)	—
Unrealized loss on cash flow hedges (net of income tax effect of $76)	—	—	—	—	(63)	(63)	—
Reclassification of net gains on cash flow hedges to net loss (net of income tax effect of $539)	—	—	—	—	(1,037)	(1,037)	—
Foreign currency translation adjustment	—	—	—	—	2,934	2,934	—
Minimum pension liability adjustment (Note 15)	—	—	—	—	6,434	6,434	—

Comprehensive income						1,430

Adjustment to initially apply SFAS 158 (Note 15)	—	—	—	—	(2,638)		—
Stock compensation expense (Note 13)	—	—	4,331	—	—		—
Stock options exercised for 15,000 shares	—	—	10	—	—		—
Common stock dividends paid (Note 2)	—	—	—	(53,307)	—		—
Preferred stock dividends (Note 2)	22,259	—	—	(138,386)	—		—
Dividend distribution to common stock option holders (Note 2)	—	—	—	(4,760)	—		—
Conversion of 159,071 shares of preferred stock to 514,832,157 shares of common stock (Note 2)	(216,229)	5,148	211,081	—	—		—

Balance, January 31, 2007	$11	7,420	570,182	(742,711)	(57,176)		—

See accompanying notes to consolidated financial statements.

SAMSONITE CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year ended January 31,
	2007	2006	2005
Cash flows from operating activities:
Net income (loss) before cumulative effect of an accounting change	$(8,229)	13,321	(9,698)
Adjustments to reconcile net income (loss) before cumulative effect of an accounting change to net cash provided by operating activities:
Loss (gain) on disposition of assets held for sale and fixed assets, net	(3,285)	128	(819)
Depreciation and amortization of property, plant and equipment	19,830	17,057	18,971
Amortization and write-off of debt issue costs and premium	7,482	3,068	6,500
Amortization and impairment of intangible assets	1,193	862	3,214
Deferred income tax benefit	(4,670)	(1,477)	(226)
Pension plan losses, net	6,410	6,771	3,243
Asset impairment charge	1,623	5,450	671
Provision for doubtful accounts	2,387	327	1,540
Provision for restructuring operations	3,775	9,849	5,862
Non-cash stock compensation expense	6,190	5,497	4,031
Changes in operating assets and liabilities, net of acquired amounts:
Trade and other receivables	(8,724)	(8,220)	(19,937)
Inventories	(19,794)	(4,598)	2,027
Other current assets	(4,722)	(5,818)	(1,002)
Accounts payable and accrued liabilities	32,150	35,724	19,499
Contribution to U.S. defined benefit pension plan	—	(2,500)	—
Other — net	(471)	(3,883)	850

Net cash provided by operating activities	31,145	71,558	34,726

Cash flows provided by (used in) investing activities:
Purchases of property, plant and equipment:
By Company and wholly-owned subsidiaries	(25,283)	(18,878)	(10,779)
By less than 100% owned subsidiaries	(6,830)	(4,266)	(1,705)
Proceeds from sale of property and equipment and other assets	9,752	14,424	4,094
Acquisition of businesses, net of cash acquired	(12,230)	—	—
Other	(1,411)	(369)	(440)

Net cash used in investing activities	(36,002)	(9,089)	(8,830)

Cash flows provided by (used in) financing activities:
Proceeds from (payments of) short-term debt — net	(1,063)	(5,672)	8,792
Borrowings on new senior credit facility	468,000	—	—
Payments of other long-term obligations — net	(1,249)	(1,285)	(918)
Issuance costs of senior credit facility and senior notes	(6,216)	—	(8,055)
Issuance of floating rate senior and 8 7/8% senior subordinated notes	—	—	325,810
Repurchase of subordinated notes	(287,208)	(30,075)	(323,393)
Dividend distribution to preferred and common stockholders and common stock option holders, net of $806 charged to expense	(174,194)	—	—
Other, net	4,977	3,230	960

Net cash provided by (used in) financing activities	3,047	(33,802)	3,196

Effect of exchange rate changes on cash and cash equivalents	(5,090)	403	(2,238)

Net increase (decrease) in cash and cash equivalents	(6,900)	29,070	26,854
Cash and cash equivalents, beginning of year	85,448	56,378	29,524

Cash and cash equivalents, end of year	$78,548	85,448	56,378

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$27,727	28,420	32,593

Cash paid during the year for income taxes, net	$27,271	16,280	11,016

Non-cash transactions:
Non-cash transactions are described in Notes 2, 13 and 15.

See accompanying notes to consolidated financial statements.

SAMSONITE CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2007, 2006 and 2005

(Dollars and Euros in thousands, except per share amounts)

(1) Summary of Significant Accounting Policies

  (a)
  General Business

          The principal activity of Samsonite Corporation and subsidiaries (the "Company") is the design, manufacture and distribution of luggage, business and computer bags, outdoor and casual bags, and travel-related products throughout the world, primarily under the Samsonite®, Samsonite Black Label® and American Tourister® brand names and other owned and licensed brand names, such as Lacoste®, Timberland® and Lambertson Truex. The principal luggage customers of the Company are department/specialty retail stores, mass merchants, catalog showrooms and warehouse clubs. The Company also sells its luggage, casual bags, business cases and other products through its Company-operated retail stores.

  (b)
  Principles of Consolidation

          The consolidated financial statements include the financial statements of Samsonite Corporation and its wholly-owned and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company's foreign subsidiaries have fiscal year ends of December 31 and the results are consolidated up to that date.

          Minority interests consist of other stockholders' ownership interests in majority-owned subsidiaries of the Company.

  (c)
  Use of Estimates

          The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

  (d)
  Cash Equivalents and Restricted Cash

          The Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. As of January 31, 2007, 2006 and 2005, the Company had no restricted cash.

  (e)
  Trade Accounts Receivable and Allowances for Doubtful Accounts

          Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The Company's accounts receivable are net of an allowance for doubtful accounts. The allowance for doubtful accounts is the Company's best estimate of the amount of potential credit losses. The allowance for doubtful accounts is reviewed by management and is adjusted for factors surrounding the credit risk of specific customers, historical trends and macroeconomic considerations. The Company provides allowances against receivables from specific customers in addition to a general allowance for amounts related to unidentified losses. Returns and customer allowances are adjusted for estimates by management based upon an assessment of historical trends, relevant product life cycles, information from customers, and specific promotional activities related to current sales activity. In the event that actual losses differ from the Company's estimates, or there is an increase in exposure relating to sales to specific customers, results of future periods may be impacted.

          With respect to trade receivables, concentration of credit risk is limited due to the diversity in the Company's customer base and geographic areas covered by the Company's operations.

  (f)
  Inventories

          The Company values inventories at the lower of cost, generally using the first-in, first-out ("FIFO") method, or market. The Company writes down the cost of excess, slow moving and obsolete inventory to estimated net realizable value. If actual demand or market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

  (g)
  Impairment of Long-lived Assets and Assets to be Disposed Of

          Property, plant and equipment and other long-lived assets, including amortizable intangible assets, capital leases, long-term prepaid assets and other long-lived assets held and used, are reviewed for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. Recoverability is tested by comparing expected undiscounted cash flows from the long-lived asset or group of long-lived assets to the carrying value of the asset(s); if the undiscounted cash flows are less than the carrying value, an impairment loss is recorded to write-down the carrying value to estimated fair value. Fair value is estimated based on the best information available: quoted market prices, estimated prices for similar assets, or valuation techniques such as discounted cash flow models.

          Assets to be disposed of are separately presented in the consolidated balance sheets and reported at the lower of the carrying amount or fair value, less costs to sell, and are no longer depreciated.

  (h)
  Property, Plant and Equipment

          Property, plant and equipment are stated at cost. Assets under capital leases are stated at the present value of the future minimum lease payments. Improvements which extend the life of an asset are capitalized. Maintenance and repair costs are expensed as incurred.

          Depreciation and amortization are provided on the straight-line method over the estimated useful life of the asset or the lease term, if applicable, as follows:

Buildings	20 to 30 years
Machinery, equipment and other	4 to 13 years
Computer software	3 to 9 years
Leasehold improvements	3 to 20 years
  (i)
  Intangible Assets

          Intangible assets consist of goodwill, tradenames, licenses, patents, leasehold rights and other intangible assets. Intangible assets which are considered to have an indefinite life are not amortized but are tested for impairment at least annually or more frequently if events or circumstances indicate that the asset may be impaired. In connection with the adoption of fresh-start reporting at June 30, 1993, the Company was required to adjust intangible assets to fair value.

          Intangible assets which have a finite life are amortized over their estimated useful lives as follows:

Patents, trademarks and other	4 to 13 years
Leasehold rights	5 years

          Intangible assets having a finite life are tested for impairment whenever events or circumstances indicate that the asset may be impaired.

  (j)
  Debt Issuance Costs

          Costs incurred in connection with the issuance of new debt instruments are deferred and included in other assets. Such costs are amortized as additional interest expense over the term of the related debt obligation or charged to other expense on a pro-rata basis as the related debt is retired.

  (k)
  Per Share Data

          The Company computes both "basic" and "diluted" earnings per share information for inclusion in the consolidated financial statements. Basic earnings per share is computed by dividing net income (loss) to common stockholders by the weighted average number of common shares outstanding. For periods that have income available to common stockholders, diluted earnings per share is calculated by dividing net income before preferred stock dividends by the weighted average number of common shares outstanding increased for the potentially dilutive common shares issuable for stock options, warrants and convertible preferred stock.

          Loss per share — basic and diluted for the years ended January 31, 2007, 2006 and 2005 is computed based on the weighted average number of shares of common stock outstanding during the period of 266,664,942, 226,587,304 and 224,764,006, respectively. Basic loss per share and loss per share-assuming dilution are the same for the years ended January 31, 2007, 2006 and 2005 because the net loss to common stockholders causes potentially dilutive common shares to be antidilutive.

          Antidilutive common stock equivalents include: options to purchase 70,743,986, 69,975,758 and 55,242,713 shares of common stock at January 31, 2007, 2006 and 2005, respectively; outstanding warrants to purchase approximately 15,515,892 shares of common stock at an exercise price of $0.515 per share at January 31, 2007 and an exercise price of $0.75 per share at January 31, 2006 and 2005; warrants to purchase 1,061,012 shares of common stock at an exercise price of $10.17 per share at January 31, 2007, warrants to purchase 828,356 shares of common stock at an exercise price of $13.02 per share at January 31, 2006 and 2005; and preferred stock convertible into 26,191 common shares, 461,861,317 common shares and 413,349,524 common shares at January 31, 2007, 2006 and 2005, respectively.

  (l)
  Derivative Financial Instruments

          The Company accounts for derivative financial instruments in accordance with the provisions of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), and its corresponding amendments under SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment to SFAS 133 ("SFAS 138") and SFAS No. 149, Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities ("SFAS 149"). SFAS 133 requires the Company to measure all derivatives at fair value and to recognize them in the consolidated balance sheet as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income ("OCI") and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedging instruments and ineffective portions of hedges are recognized in earnings in the current period.

          The Company periodically enters into derivative transactions to hedge interest rates on floating rate debt obligations and forecasted foreign currency transactions. These derivatives are classified as cash flow hedges. The Company also periodically enters into derivative transactions to reduce exposure to the effect of exchange rates on the earnings of foreign operations (primarily the effect of changes in the euro exchange rate on the results of the Company's European operations). These derivative transactions to hedge the effect of exchange rates on foreign earnings are not allowed hedge accounting treatment; therefore, the Company records these instruments at fair value and recognizes realized and unrealized gains and losses in Other Income (Expense) — Net.

          Net gains or losses on interest rate hedges are recorded in interest expense when reclassified to earnings. Net gains or losses on hedges of forecasted foreign currency transactions are reclassified to revenues or cost of sales depending on the type of transaction being hedged and are reclassified from other comprehensive income as the underlying hedged transactions occur. At January 31, 2007, cash flow hedges for forecasted foreign currency transactions extended until December, 2007. The estimated amount of net losses from foreign currency hedges expected to be reclassified into earnings within the next 12 months is $577. The amount ultimately reclassified into earnings will be dependent on the effect of changes in interest rates and currency exchange rates as derivative agreements mature. The Company did not enter into any interest rate hedges during the years ended January 31, 2007, 2006 and 2005.

  (m)
  Foreign Currency Translation, Exchange Risk and Financial Instruments

          The accounts of the Company's foreign subsidiaries and affiliates are measured using the local currency as the functional currency. For those operations, assets and liabilities are translated into U.S. dollars at period-end exchange rates. Income and expense accounts are translated at average monthly exchange rates. Net exchange gains or losses resulting from such translation are excluded from results of operations and accumulated as a separate component (foreign currency translation adjustment) of stockholders' deficit. Accumulated other comprehensive income in the equity section of the balance sheet includes debit balances in cumulative foreign currency translation adjustments of $9,066, $12,000 and $6,298 as of January 2007, 2006 and 2005, respectively. Gains and losses from foreign currency transactions as a result of operating activities are included in cost of sales and general and administrative expenses; gains or losses from intercompany payables and denominated in foreign currencies are included in Other Income (Expense) — Net.

          As of January 31, 2006 and 2005, the Company had designated the principal balance of €100,000 ($121,520 and $130,350, respectively) of its euro-denominated senior floating rate notes as a hedge of the foreign currency exposure related to the investment in its European operations. As of January 31, 2007, the principal balance of the senior floating rate notes was $19,120. For the years ended January 31, 2007, 2006 and 2005, an exchange gain (loss) of $(10,143), $8,830 and $(9,540), respectively, from the translation of these notes to U.S. dollars was included in the foreign currency translation adjustment. On February 1, 2007 the Company redeemed the remaining principal amount of the senior floating rate notes.

  (n)
  Revenue Recognition

          Revenues from wholesale product sales are recognized when (i) evidence of a sales arrangement at a fixed and determinable price exists (usually in the form of a sales order), (ii) collectibility is reasonably assured, and (iii) title transfers to the customer. Provisions are made for estimates of markdown allowances, warranties, returns and discounts at the time product sales are recognized. Shipping terms are predominately FOB shipping point (title transfers to the customer at our shipping location) except in certain Asian countries where title transfers upon delivery to the customer. In all cases, sales are recognized upon transfer of title to customers. Revenues from retail sales are recognized at the point-of-sale to consumers.

          The Company licenses its brand names to certain unrelated third parties as well as certain foreign subsidiaries and joint ventures. Net sales include royalties earned and sales of licenses to third parties of $14,007, $16,564 and $19,901, for the years ended January 31, 2007, 2006 and 2005, respectively.

  (o)
  Stock Based Compensation

          In the first quarter of fiscal 2007, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, ("SFAS 123R"). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense in the financial statements based on their fair values. Prior to fiscal 2007, the Company accounted for its stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation — An Interpretation of APB 25, and disclosed the effect on net income

(loss) and earnings (loss) per share as if the Company had applied the fair value recognition provisions of SFAS 123R. See Note 13.

  (p)
  Advertising Expense

          Costs for producing media advertising are deferred until the related advertising appears in print or television media, at which time such costs are expensed. Other advertising costs are expensed as incurred. Cooperative advertising costs associated with customer support programs giving the Company an identifiable advertising benefit equal to at least the amount of the advertising allowance are accrued and charged to selling, general and administrative expenses when the related revenues are recognized. Cooperative advertising expense was approximately $23,787, $24,779 and $21,149 during the years ended January 31, 2007, 2006 and 2005, respectively. Advertising expense (including cooperative advertising) was approximately $67,500, $63,600 and $50,600 during the years ended January 31, 2007, 2006 and 2005, respectively. Promotional expense (including catalog development, trade fairs, sales samples, brochure inserts and point of display materials) was approximately $10,000, $7,100 and $6,700 during the years ended January 31, 2007, 2006 and 2005, respectively. From time to time, the Company offers various types of incentive arrangements such as cash or payment discounts, rebates or free products. All such incentive arrangements are accrued and reduce reported revenues when incurred.

  (q)
  Reclassifications

          Certain reclassifications were made to the consolidated financial statements for prior periods to conform to the January 31, 2007 presentation.

  (r)
  Warranties

          The Company's warranty reserves are recorded on the consolidated balance sheet to reflect contractual liabilities relating to warranty commitments to customers. Warranty coverage of various lengths and terms is provided to customers depending on standard offerings. An estimate for warranty expense is recorded at the time of sale based on historical warranty return rates and repair costs. The Company's warranty reserves are not significant in any given year.

  (s)
  Software Purchase and Development Costs

          The Company capitalizes the costs of purchased software and costs to configure, install and test software. Software assessment and evaluation, process reengineering, data conversion, training, maintenance and ongoing software support costs are expensed.

          Capitalized software is amortized over its estimated useful life, typically three to nine years. Amortization expense was $2,620, $2,107 and $1,514 in fiscal 2007, 2006 and 2005, respectively, and is included in selling, general and administrative expense. The unamortized balance of capitalized software was $10,525, $9,010 and $4,355 at January 31, 2007, 2006 and 2005, respectively.

  (t)
  Cost of Sales and Selling, General and Administrative Expense

          The Company includes the following types of costs in cost of goods sold: direct product purchase and manufacturing costs, duties, freight-in, receiving, inspection, internal transfer costs, and procurement and manufacturing overhead. The Company includes the following types of costs in selling, general and administrative expenses ("SG&A"): warehousing, order entry, billing, credit, freight-out, warranty, salaries and benefits of administrative and sales personnel, rent, insurance, taxes, office supplies, professional fees, travel, communications, advertising, investor relations, public company expenses and other expenses of a general and administrative nature not directly related to the cost of acquiring or manufacturing its products. Other comparable companies may include warehousing, freight-out and other types of costs that the Company includes in SG&A in cost of goods sold.

  (u)
  Income Taxes

          The Company uses the asset and liability method for determining income taxes, under which current and deferred tax liabilities and assets are recorded in accordance with enacted tax laws and rates. Under this method, the amounts of deferred tax liabilities and assets at the end of each period are determined using the tax rate expected to be in effect when taxes are actually paid or recovered.

          Deferred income taxes are provided for the estimated income tax effect of temporary differences between financial and tax bases in assets and liabilities. Deferred tax assets are also provided for certain tax credit carryforwards. A valuation allowance to reduce deferred tax assets is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

          The Company intends to indefinitely reinvest certain earnings of our foreign subsidiaries in operations outside the U.S., and accordingly, income taxes have not been provided on such earnings. The Company does provide U.S. and additional foreign taxes on earnings anticipated to be repatriated from foreign subsidiaries.

          We are subject to the jurisdiction of numerous domestic and foreign tax authorities, as well as to tax agreements and treaties among these governments. Operations in these different jurisdictions are taxed on various bases. Determination of taxable income in any jurisdiction requires the interpretation of the related tax laws and regulations and the use of estimates and assumptions regarding significant future events, such as the amount, timing and character of deductions, permissible revenue recognition methods under the tax law and the sources and character of income and tax credits. Changes in tax laws, regulations, agreements and treaties, foreign currency exchange restrictions or our level of operations or profitability in each taxing jurisdiction could have an impact upon the amount of income taxes provided during any given year. The Company calculates current and deferred taxes based on the probable tax treatment of transactions under the provisions of existing tax law and regulations.

          Tax filings for various periods are subject to audit by tax authorities in most jurisdictions where the Company conducts business. These audits may result in assessments of additional taxes that are resolved with the authorities or potentially through the courts.

(2) Distribution to Stockholders and Refinancing

  (a)
  Fiscal 2007 Distribution

          During fiscal 2007, the Company made a special cash distribution to stockholders in an aggregate amount of $175,000, or approximately $0.23 per equivalent common share, (the "Distribution"), consisting of dividends of $53,307 on the Company's common stock, dividends of $116,127 paid in respect of dividend participation rights of the Company's then outstanding convertible preferred stock, and dilution adjustment payments of $5,566 to the holders of certain of the Company's outstanding stock options. In connection with the Distribution, the Company entered into a new senior credit agreement, consisting of a $450,000 term loan facility and an $80,000 revolving credit facility, and completed tender offers (the "Tender Offers"), for its $164,970 outstanding 8 7/8% Senior Subordinated Notes due 2011 (the "Senior Subordinated Notes"), and $131,663 outstanding Floating Rate Senior Notes due 2010 (the "Floating Rate Notes"). The proceeds of the term loan facility, together with a portion of the proceeds of the revolving credit facility and cash on hand, were used to finance the Distribution and to retire the $164,710 aggregate principal amount of Senior Subordinated Notes and $112,543 aggregate principal amount of Floating Rate Notes that were purchased pursuant to the Tender Offers. On February 1, 2007, after the end of fiscal 2007, the Company redeemed and retired an additional $19,120 aggregate principal amount of the Floating Rate Notes. Pursuant to the terms of the certificate of designation governing the convertible preferred stock, the Distribution accelerated dividends on the convertible preferred stock through June 15, 2007. During fiscal 2007, the Company accrued additional dividends of $6,272 as a result of this acceleration. In connection with the

Distribution, holders of 159,071 shares of the convertible preferred stock converted their shares into 514,832,157 shares of common stock effective as of January 4, 2007. As a result, at January 31, 2007, there were 11 outstanding shares of convertible preferred stock.

  (b)
  Fiscal 2005 Refinancing

          During fiscal 2005, the Company retired $14,600 of its 10 3/4% Senior Subordinated Notes (the "10 3/4% Notes") through an open market purchase at a price of 103.50% of the principal amount, and on May 25, 2004, the Company commenced an offer to purchase and consent solicitation for the purpose of retiring and refinancing the remaining principal balance of the 10 3/4% Notes of $308,300. Holders of the 10 3/4% notes who tendered their 10 3/4% notes prior to June 8, 2004 received a total tender offer consideration of $1.04267 per $1.00 of principal amount plus accrued and unpaid interest. Notes that remained outstanding following the expiration of the tender offer on June 8, 2004 were redeemed on July 11, 2004 at a redemption price of $1.035833 per $1.00 of principal amount plus accrued and unpaid interest. To refinance the 10 3/4% Notes and to pay the tender and redemption premiums in connection with the retirement of the 10 3/4% Notes, on June 9, 2004 the Company issued €100,000 ($121,520 at January 31, 2006) senior floating rate notes due 2010 and $205,000 8 7/8% senior subordinated notes due 2011. See Note 11 for a description of the senior notes and the senior subordinated notes. A total of $17,767 of redemption premiums, tender and consent solicitation payments, dealer-manager fees and deferred financing costs were charged to Other Income (Expense) — Net in connection with the repurchase and retirement of the 10 3/4% notes. Additionally, a total of $8,055 of deferred financing costs were incurred in connection with the issuance of the floating rate senior notes and the 8 7/8% senior subordinated notes.

  (c)
  2003 Recapitalization and Convertible Preferred Stock

          The Company's outstanding convertible preferred stock was issued to three major investors and the holders of the then outstanding preferred stock issuance as a result of a July 31, 2003 recapitalization transaction. The convertible preferred stock has a dividend rate of 8%, is convertible into the Company's common stock at $0.42 per share and had a liquidation preference of $11, $193,981 and $180,127 at January 31, 2007, 2006 and 2005, respectively.

          The terms of the convertible preferred stock provide that the 8% dividend rate may increase or decrease on or after July 31, 2008 under certain conditions relating to whether accrued and owing dividends have been paid, the percentage of our outstanding voting stock held by our major stockholders and the number of non-independent members on our board of directors. In the event of a liquidation, change of control, qualified public offering of common stock, or qualified recapitalization (all as defined in the Certificate of Designation and Powers governing the terms of the convertible preferred stock), the accrual and compounding of dividends for the period up to and including the June 15, 2007 dividend payment date are deemed to have accelerated and fully accrued as of the date immediately prior to the liquidation, change of control, qualified public offering of common stock, or qualified recapitalization. The convertible preferred stock votes on an as-converted basis on all matters submitted to a vote of common stockholders. If we distribute dividends to any class of securities that are junior to our convertible preferred stock (including common stock), each holder of convertible preferred stock has the option to elect, in lieu of an adjustment to the conversion price, to participate in such dividend or distribution pro rata with the holders of the junior securities as if their shares had been converted immediately before the record date for such dividend or distribution. The Company has the option to redeem the convertible preferred stock at any time after July 31, 2011 at a redemption price of $1,000 per share plus all accrued and unpaid dividends.

          The Company is a party to a stockholders agreement with the three major investors relating to the ownership rights and corporate governance of the Company. Pursuant to the terms of this agreement, the major stockholders agreed to take all actions in their power to elect nominees selected by them to our board of directors. In addition, the Company's ability to take certain actions, including amending its charter, commencing bankruptcy proceedings, and taking certain corporate actions (including debt incurrences, stock issuances, acquisitions, asset sales and the like), is subject to the written consent of either all or two-thirds (depending on the action) of the major stockholders so long as the major stockholders collectively continue to hold 25% or more of our outstanding voting stock. In connection with this agreement, the Company agreed to pay certain expenses of the major stockholders in order to register their shares in the public markets.

(3) Joint Venture Acquisitions

          The Company acquired majority interests in three entities during the year ended January 31, 2007: Lambertson Truex, LLC ("LT"); Samsonite Australia PTY Limited ("SA"); and Samsonite (Thailand) Company Limited ("ST").

          On July 6, 2006, the Company acquired a 63% interest in LT, a newly formed joint venture between the Company and Lambertson Truex, Inc., designers and distributors of high-end purses, shoes and other accessories for $2,368 including costs of the acquisition. The Company accounted for the purchase as a business combination. The total purchase price was allocated to the Company's proportionate share of assets acquired and liabilities assumed and resulted in the allocation of $3,563 to the Lambertson Truex trademark. The trademark value will be amortized on a straight-line basis over an estimated useful life of fifteen years.

          On July 27, 2006, the Company acquired a 70% interest in SA, an Australian company which has been the Company's long-time distributor of Samsonite products in Australia for approximately $10,057, including costs of the acquisition. The Company accounted for the purchase as a business combination. The purchase price has been allocated to the Company's proportionate share of assets acquired and liabilities assumed and resulted in the allocation of approximately $8,733 to intangible assets, including $8,096 to goodwill.

          On July 1, 2006, ST, a newly formed corporation, commenced distributing Samsonite products in Thailand. The Company subscribed to 60% of the shares in ST for a price of $321 and the former distributor of Samsonite products in Thailand subscribed to the remaining 40% of the shares for a price of approximately $210. The Company and the minority interest shareholders in LT, SA and ST have entered into agreements governing the operation of the joint ventures. These agreements include certain requirements for the Company to buy a portion or all of the minority interests at future dates. The value of conditional purchase requirements is currently de minimus and the value of unconditional purchase requirements is not significant and is classified as a long-term liability.

(4) Asset Impairment and Provision for Restructuring Operations

  Fiscal 2007

          During fiscal 2007, the Company recorded restructuring charges in its European and U.S. operations totaling $3,775, asset impairment charges of $1,623, and $1,704 of restructuring related expenses that are included in cost of goods sold (inventory writedowns, consulting expenses and other).

          The fiscal 2007 European restructuring charge relates to the closure on June 30, 2006 of the Company's softside manufacturing plant in Samorin, Slovakia. The closure was the result of the Company's continuing consolidation of its softside manufacturing capacities and its transition from sourcing manufactured products from Company-owned and operated facilities to sourcing manufactured products from third-party manufacturers. The Company recorded a provision for restructuring operations of $1,277 for employee severance costs, which relates to the approximately 360 employees who worked at the plant, and an asset impairment charge of $1,623, which relates to the writedown of real estate, machinery and equipment associated with the plant. The Company also incurred restructuring costs related to the Slovakian plant closure of approximately $1,045 for inventory writedowns, consulting and other expenses that were charged to cost of sales during the year ended January 31, 2007.

          The fiscal 2007 U.S. restructuring charge relates to the planned closure of the Company's Denver, Colorado facilities, consolidation of its corporate functions in its Mansfield, Massachusetts office and planned relocation of distribution functions to the southeast region of the U.S. The Company expects the consolidation and relocation to be completed by approximately April 30, 2008. In connection with the consolidation and relocation, the Company expects to incur severance and retention costs of approximately $3,700 relating to approximately 210 employees who will be affected by the relocation and consolidation. The severance and retention costs are being accrued monthly over the expected period employees must remain employed to receive severance and retention benefits until December 31, 2007. During fiscal 2007, severance and retention benefits of $2,498 were accrued. The Company also expects that it will incur approximately $3,000 of costs for new employee training, employee relocation and recruiting and expenses of moving inventory and distribution systems which will be expensed as incurred.

  Fiscal 2006

          A restructuring charge was incurred in the European segment in connection with the August 31, 2005 sale of the Henin-Beaumont, France facility (the "H-B site"). The Company made cash payments to the purchaser of $9,923 and assumed an additional liability of $1,421, which was to be paid over a 24-month period representing the assumption by the purchaser of the Company's liability and responsibility for pension and social costs for the 206 employees at the H-B site. A restructuring charge of $8,666 was recorded which represents the amount of cash payment obligations less amounts previously accrued for pension and other benefit liabilities for the H-B site employees. The Company also incurred legal and consulting costs of approximately $1,171 related to the sale of the H-B site that are included in cost of sales for the year ended January 31, 2006. An asset impairment charge of $5,450 was also recorded upon the decision to sell the H-B site for the write-off of the net book value of the H-B site property, plant and equipment sold to the purchaser (See Note 17).

          The Company also relocated its softside development center from Torhout, Belgium to its Oudenaarde, Belgium facility and eliminated the remaining positions at its Tres Cantos, Spain manufacturing facility. Each facility had been significantly downsized and restructured over the past several years. A restructuring charge of $1,389 was recorded related to severance obligations for 18 employees terminated as a result of these actions.

          Previously accrued restructuring charges of $207 related to North American and Latin American restructuring were reversed and recorded as a credit to restructuring charges because it was determined the original restructuring was over-accrued.

  Fiscal 2005

          The Company recorded a restructuring provision of $3,390 for the closure of the Tres Cantos, Spain manufacturing plant and severance costs associated with approximately 40 positions that were eliminated. An asset impairment provision of $671 was also recorded to write-down costs related to a project to convert an idle U.S. factory to a warehouse. The Company also recorded a charge of $685 for lease termination costs related to the closure of the Nogales, Mexico production facility. Production at this facility ceased during July 2004 and the facilities were vacated during the third quarter. The Company recorded a restructuring provision of $1,788 related to severance for the elimination of approximately 96 positions in the Company's Americas operations. At January 31, 2007, these restructurings had been completed and no restructuring accruals remain.

          The following is a summary of restructuring accruals by segment for the three years ended January 31, 2007:

	Balance at Beginning of Year	Additions (Reversals) Net	Payments	Exchange Rate and Other	Balance at End of Year
Year ended January 31, 2007
North America
Severance and termination benefits	$132	2,498	(256)	113	2,487
Europe
Manufacturing restructuring, severance and other	1,668	1,277	(1,543)	111	1,513

	$1,800	3,775	(1,799)	224	4,000

Year ended January 31, 2006
North America
Severance and termination benefits	$872	(183)	(513)	(44)	132
Europe
Manufacturing restructuring, severance and other	88	10,056	(8,458)	(18)	1,668
Latin America
Severance and other	660	(24)	(652)	16	—

	$1,620	9,849	(9,623)	(46)	1,800

Year ended January 31, 2005
North America
Severance and termination benefits	$—	1,130	(254)	(4)	872
Europe
Manufacturing restructuring, severance and other	25	3,390	(3,334)	7	88
Latin America
Nogales, Mexico manufacturing restructuring, severance and other	1,768	658	(1,768)	2	660
Lease termination	—	685	(685)	—	—

	$1,793	5,863	(6,041)	5	1,620

(5) Inventories

          Inventories consisted of the following at January 31, 2007, 2006 and 2005:

	January 31,
	2007	2006	2005
Raw materials	$11,312	12,494	14,495
Work in process	2,384	2,877	3,717
Finished goods	152,071	118,312	117,931

	$165,767	133,683	136,143

(6) Assets Held for Sale

          Assets held for sale consisted of the following at January 31, 2007, 2006 and 2005:

	January 31,
	2007	2006	2005
Denver, Colorado campus(a)	$—	—	11,484
Intangible assets related to apparel tradenames(b)	—	—	4,777
Stratford, Canada(c)	—	1,515	—

	$—	1,515	16,261

  (a)
  For several years, the Denver, Colorado campus facility was underutilized due to the closing of the factory and the relocation of certain functions. As a result, the campus was sold on March 15, 2005 for $14,165. Certain of the buildings were leased back for a two-year period with options to lease back for two additional one-year periods. A gain of $2,681 on the sale of the campus was deferred and is being amortized to rent expense over the two-year leaseback period.

  (b)
  Of the tradenames held for sale at January 31, 2005, the Company sold certain tradenames having a net book value of $2,777. The Company later determined not to sell the remaining apparel tradenames having a net book value of $2,000 and reclassified the costs related to those trademarks to intangibles subject to amortization.

  (c)
  The Company sold its facility in Stratford, Canada and leased back part of the facility in April 2006. The sales price was approximately $6,300.

(7) Property, Plant and Equipment

          Property, plant and equipment consisted of the following at January 31, 2007, 2006 and 2005:

	January 31,
	2007	2006	2005
Land	$6,596	6,114	6,859
Buildings	58,870	56,963	69,667
Machinery, equipment, leasehold improvements and other	140,229	118,689	143,066
Computer software	23,587	19,910	13,236

	229,282	201,676	232,828
Less accumulated depreciation and amortization	(125,283)	(112,576)	(134,018)

	$103,999	89,100	98,810

          Property, plant and equipment includes property and equipment under capital leases as follows at January 31, 2007, 2006 and 2005:

	January 31
	2007	2006	2005
Buildings	$96	—	1,453
Machinery, equipment, leasehold improvements and other	668	104	65

	764	104	1,518
Less accumulated amortization	(300)	(73)	(497)

	$464	31	1,021

(8) Intangible Assets

          Intangible assets consisted of the following at January 31, 2007, 2006 and 2005:

	2007			2006
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangibles subject to amortization
Licenses	$8,131	(7,854)	277	7,762	(7,762)	—
Patents, trademarks and other	9,839	(4,135)	5,704	4,949	(3,274)	1,675
Leasehold rights	1,370	(981)	389	2,030	(1,482)	548
Unamortized prior service cost	—	—	—	1,609	—	1,609

	$19,340	(12,970)	6,370	16,350	(12,518)	3,832

Intangibles not subject to amortization
Tradenames			84,143			84,143
Goodwill			12,313			3,683

			96,456			87,826

Total			$102,826			91,658

	2005
	Gross	Accumulated Amortization	Net
Intangibles subject to amortization
Licenses	$7,762	(7,762)	—
Patents, trademarks and other	2,949	(2,751)	198
Leasehold rights	2,308	(1,393)	915
Unamortized prior service cost	1,873	—	1,873

	$14,892	(11,906)	2,986

Intangibles not subject to amortization
Tradenames			84,143
Goodwill			3,687

			87,830

Total			$90,816

          As described in Note 3, the Company allocated $3,563 to trademark rights as a result of the Lambertson Truex, LLC transaction and the acquisition of a majority interest in the Company's Australian distributor resulted in the allocation of $8,096 to goodwill and $637 to licenses and trademarks. During fiscal 2007, the Company recorded a decrease in intangible assets of $1,609 in connection with the adoption of SFAS 158 (see Note 15).

          There were no significant acquisitions of intangible assets for the fiscal year 2006 and 2005. During fiscal 2006 and 2005, the Company recorded a decrease in intangible assets of $264 and $265, respectively, in connection with an adjustment of the Company's minimum pension liability. During fiscal 2005, the Company recorded an impairment charge of $856 to write-down the cost of certain apparel licenses to fair value because of a decline in revenues related to certain tradenames. The Company evaluated the fair value of the licenses based on estimated future revenues. Changes in the exchange rate between the U.S. dollar and other foreign currencies, primarily the euro, affect the reported gross and net book value of the Company's intangible assets.

          Amortization expense (not including impairment provisions) for intangible assets for the years ended January 31, 2007, 2006 and 2005 was $1,193, $862 and $2,358, respectively. Future amortization expense for the net carrying amount of intangible assets at January 31, 2007 is estimated to be $1,668 in fiscal 2008, $1,154 in fiscal 2009, $494 in fiscal 2010, $454 in fiscal 2011, $303 in fiscal 2012 and $2,297 beyond 2012.

(9) Other Assets and Long-term Receivables

          Other assets and long-term receivables consisted of the following at January 31, 2007, 2006 and 2005:

	Year ended January 31,
	2007	2006	2005
Deferred bank and subordinated note financing costs	$6,105	7,372	10,440
Deposits	6,808	3,181	3,065
Long-term deferred taxes	4,038	263	174
Long-term receivables	559	2,522	1,158
Other	683	61	187

	18,193	13,399	15,024
Allowance for uncollectible receivables	—	—	(66)

	$18,193	13,399	14,958

(10) Short-term Debt

          As of January 31, 2007, 2006 and 2005, the Company had $12,096, $9,396 and $15,505, respectively, of short-term debt outstanding under unsecured foreign lines of credit. As of January 31, 2007, the weighted average interest rate on foreign short-term borrowings was 9.6%. Certain foreign subsidiaries had unused available lines of credit for working capital, discounting trade acceptances and issuing bank guaranties of approximately $115,307 as of January 31, 2007; however, the terms of the Company's senior credit facility and senior subordinated notes limit additional amounts which could be borrowed under such foreign credit facilities.

(11) Long-term Obligations

          Long-term obligations represent long-term debt and capital lease obligations as follows at January 31, 2007, 2006 and 2005:

	January 31,
	2007	2006	2005
Senior credit facility(a)	$468,000	—	—
Floating rate senior notes(a)(b)	19,120	121,520	130,350
8 7/8% senior subordinated notes(a)(b)	260	174,925	205,000
Other obligations(c)	1,811	1,348	2,773
Capital lease obligations(d)	628	39	718

	489,819	297,832	338,841
Less current installments	(25,512)	(1,048)	(1,792)

	$464,307	296,784	337,049

  (a)
  Senior Credit Facility

          During fiscal 2007, the Company closed a series of transactions discussed in Note 2. As part of these transactions, the Company retired its Floating Rate Notes and Senior Subordinated Notes and replaced the then existing senior credit facility with a new senior credit facility (the "Senior Credit Facility") consisting of a $450,000 senior secured term loan facility ("Term Loan Facility") and an $80,000 senior secured revolving credit facility ("Revolving Credit Facility"), including a letter of credit sub-facility. The Company incurred costs related to the origination of the new credit facility of $6,216 that were deferred and will be amortized to interest expense over the term of the new credit facility.

          The Term Loan Facility consists of a $450,000 loan, which expires on December 20, 2013. In certain circumstances, the Company may elect to request an additional term loan commitment under the Senior Credit Facility of up to $200,000. The Term Loan Facility requires principal repayments in the amount of $1,125 on March 31, June 30, September 30 and December 31 of each year with such payments ending on September 30, 2013, and $419,625 due on December 20, 2013.

          The Revolving Credit Facility consists of a portion which may be borrowed by the Company in U.S. dollars, euros or sterling totaling the U.S. dollar equivalent of $50,000 and a portion which may be borrowed by the Company's European subsidiary in euros or sterling totaling the euro equivalent of €22,700 (equivalent to $30,000 on January 31, 2007). The Revolving Credit Facility expires on December 20, 2012. As of January 31, 2007, there was $18,000 borrowed by the Company under the Revolving Credit Facility and $8,700 of letters of credit issued.

          Borrowings under the Term Loan Facility and Revolving Credit Facility accrue interest at rates adjusted periodically depending on the Company's financial performance as measured each fiscal quarter and interest rate market conditions. At January 31, 2007, the interest rate on the Term Loan Facility was 7.62% and the interest rate on the Revolving Credit Facility was 7.57%. In addition, the Company is required to pay a commitment fee of .375% or .50% (depending on the Company's financial performance) on the unused portion of the Revolving Credit Facility. The obligations under the Senior Credit Facility are secured by substantially all of the Company's domestic assets and certain foreign assets.

          Subsequent to January 31, 2007, the Company entered into a variable to fixed interest rate swap agreement effective March 21, 2007 with a notional amount of $225,000, a pay rate of 5.192% and a receive rate based on the three month LIBOR rate. The swap agreement dated February 1, 2007 has a five-year term and can be canceled after one year at the option of the other party to the swap agreement. The rate the Company receives reprices every three months.

          The Senior Credit Facility contains financial and other covenants that, among other things, limit the Company's ability to draw down the full amount of the Revolving Credit Facility, engage in transactions with its affiliates, incur any additional debt outside of the Senior Credit Facility, create new liens on any property, make acquisitions, participate in certain mergers, consolidations, acquisitions, liquidations, asset sales, investments, or make distributions or cash dividend payments to its equity holders. The Company was in compliance with such covenants as of January 31, 2007.

  (b)
  Senior Notes and Senior Subordinated Notes

          The floating rate senior notes have a principal amount of $19,120 at January 31, 2007. Interest is payable quarterly on March 1, June 1, September 1 and December 1 of each year at Euribor plus 4.375%. At January 31, 2007, interest was payable on the floating senior rate notes at 8.0%. During the year ended January 31, 2007, the Company retired $112,543 of its outstanding Floating Rate Senior Notes. In connection with the retirement of the Notes, the Company paid premiums of $2,251 and charged to Other expense $1,695 of deferred financing costs. On February 1, 2007 the Company retired the remaining $19,120 of Floating Rate Senior Notes.

          The 8 7/8% senior subordinated notes are due June 1, 2011. Interest is payable semi-annually on June 1 and December 1 of each year. During the year ended January 31, 2007, the Company retired $174,664 outstanding 8 7/8% Senior Subordinated Notes due 2011. In connection with the retirement of the Notes, the Company paid premiums of $15,035 and charged to Other expense $2,746 of deferred financing costs.

  (c)
  Other Obligations

          As of January 31, 2007, other obligations consist of various notes payable to banks by foreign subsidiaries. The obligations bear interest at varying rates and mature in 2007.

  (d)
  Leases and Debt Maturities

          Future minimum payments under non-cancelable capital leases, which relate primarily to property and equipment, and non-cancelable operating leases, primarily for retail floor space rental, at January 31, 2007 were as follows:

	Capital Leases	Operating Leases
Year ending January 31:
2008	$165	33,833
2009	172	26,053
2010	211	20,678
2011	96	15,933
2012	5	14,735
Thereafter	1	24,592

Total minimum lease payments	650	135,824

Less amount representing interest	(22)

Present value of minimum capital lease payments	628
Less current installments of minimum capital lease payments	(49)

Long-term obligations under capital leases, excluding current installments	$579

          Rental expense under cancelable and non-cancelable operating leases consisted of the following:

	Year ended January 31,
	2007	2006	2005
Minimum rentals	$35,170	27,402	25,727
Contingent rentals	1,178	839	767

	$36,348	28,241	26,494

          The Company's lease obligations primarily consist of non-cancelable leases of office, warehouse and retail store space and equipment. Certain of the leases are renewable at the Company's option. Certain of the leases provide for additional rent payments based on a percentage of sales. Certain of the leases also contain rent escalation clauses that require additional rents in later years of the lease term, which are recognized on a straight-line basis over the lease term.

          Aggregate maturities of long-term obligations, including capital leases, at January 31, 2007 were as follows:

Year ending January 31:
2008	$25,512
2009	4,733
2010	4,711
2011	4,596
2012	4,765
Beyond	445,502

Total	$489,819

(12) Other Long-Term Liabilities

          Other long-term liabilities consisted of the following at January 31, 2007, 2006 and 2005:

	January 31,
	2007	2006	2005
Pension benefits under defined benefit plans	$57,445	54,646	42,414
U.S. post-retirement health plan	15,450	19,567	19,642
Accrued stock compensation	4,780	4,312	2,822
Other	7,513	8,437	7,853

	$85,188	86,962	72,731

(13) Stock Options and Stock Purchase Warrants

          The Company has adopted SFAS 123R, on February 1, 2006, using the modified prospective method. Among other things SFAS 123R requires expensing the fair value of stock options, a previously optional accounting method. Under the modified prospective method, compensation cost for stock options not vested as of February 1, 2006 is recognized based on the grant-date fair value calculated for pro forma disclosure under the previously issued Statement of Financial Accounting Standards No. 123. In accordance with SFAS 123R, the cumulative effect of the $1,391 difference between the fair value of liability classified stock awards for deferred compensation agreements under SFAS 123R and the intrinsic value method previously used for the awards was recorded as a cumulative effect of a change in accounting principle at February 1, 2006 by reducing the liability for such agreements by $1,391.

  1995 and 1999 Stock Option and Incentive Award Plans

          The 1995 Stock Option and Incentive Award Plan (as Amended in 1996) ("the 1995 Plan") reserves 2,550,000 shares for the issuance of options as determined by the compensation committee of the Board of Directors, but pursuant to its terms no further options may be granted under such plan after October 18, 2005. The 1995 Plan provides for the issuance of a variety of awards, including tax qualified incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards or other forms of awards consistent with the purposes of the 1995 Plan. Incentive stock options must be issued at exercise prices no less than the market value of the common stock at the date of the grant. Nonqualified stock options may be granted at option prices at or below the market value, but not at less than 50% of the market value of the common stock at the date of the grant. Options granted under the 1995 Plan may vest over a period of not more than ten years as determined by the compensation committee. At January 31, 2007, all awards under the 1995 Plan were nonqualified stock options.

          The FY 1999 Stock Option and Incentive Award Plan (the "1999 Plan") reserves 95,000,000 shares for the issuance of a variety of awards, including tax qualified incentive stock options, nonqualified stock options and shares issued under deferred compensation plans, stock appreciation rights, restricted stock awards or other forms of awards consistent with the purposes of the 1999 Plan. As of January 31, 2007, awards under the 1999 Plan were for either nonqualified stock options or for deferred compensation arrangements. The Company's Board of Directors has delegated to the Audit Committee responsibility for administering the 1999 Plan.

          The Company has issued different types of stock-based compensation awards including in-the-money options, at-the-money options, and deferred compensation awards payable in shares of common stock or cash at the Company's discretion. The vesting of certain of the options was subject to performance criteria, all of which have been satisfied. All stock option grants must be approved by the Audit Committee of the Company's Board of Directors. Compensation expense related to stock options and deferred compensation awards of $6,996, $5,497 and $4,031 was recognized for the year ended January 31, 2007, 2006 and 2005, respectively. Amounts credited to additional paid-in capital for equity classified awards and to accrued liabilities for liability classified awards were $4,331 and $1,859, $4,007 and $1,490, and $1,209 and $2,822, respectively, during the years ended January 31, 2007, 2006 and 2005. At January 31, 2007, the Company has unrecognized fixed compensation expense related to stock based awards of $11,465 which is expected to be recognized over approximately two years.

          A comparison of reported net income (loss) for the year ended January 31, 2007, 2006 and 2005, and pro-forma net income (loss) for the years ended January 31, 2006 and 2005, including effects of expensing the fair value of stock options, follows:

	Year ended January 31,
	2007	2006	2005
Net income (loss) before cumulative effect of an accounting change, as reported	$(8,229)	13,321	(9,698)
Net loss to common stockholders, as reported	(145,224)	(1,510)	(23,381)
Net loss per common share — basic and diluted, as reported:
Net loss to common stockholders before cumulative effect of an accounting change	$(0.55)	(0.01)	(0.10)
Cumulative effect of an accounting change	0.01	—	—

Net loss to common stockholders	$(0.54)	(0.01)	(0.10)

Share based compensation expense included in net income (loss)	$6,996	5,497	4,031
Pro-forma effects(a):
Share based compensation expense, on a pro-forma basis		$7,523	4,746
Net loss to common stockholders, on a pro-forma basis		$(3,536)	(24,096)
Net loss per common share, on a pro-forma basis:
Basic and diluted		$(0.02)	(0.11)

(a)
As if the Company applied the fair value based method to expense stock options for the years ended January 31, 2006 and 2005.

Stock Option Summary:

          A summary of stock option award activity for the three years ended January 31, 2007 follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in $000s)
Outstanding at February 1, 2004	1,738,300	$6.35
Granted	54,000,000	0.53
Exercised	—	—
Forfeited/Expired	(495,587)	6.36

Outstanding at January 31, 2005	55,242,713	0.66	9.3	*
Granted	39,600,000	0.57
Exercised	—	—
Forfeited/Expired/Canceled	(24,866,955)	0.60

Outstanding at January 31, 2006	69,975,758	0.69	8.6	*
Granted	1,950,000	0.73
Exercised	(15,000)	0.67
Expired	(458,022)	4.32
Forfeited	(708,750)	0.57

Outstanding at January 31, 2007	70,743,986	$0.53	7.6	$43,793

Exercisable at January 31, 2007	24,337,736	$0.75	7.4	$11,218

* The Company adopted SFAS 123R effective February 1, 2006.

          The fair value of each stock option grant is measured at the date of grant or modification using a Black-Scholes option-pricing model. The weighted-average grant-date fair value of options granted or modified during the year ended January 31, 2007, 2006 and 2005 was $0.54, $0.36 and $0.23, respectively. The following assumptions were used in arriving at the fair value of options and stock-based deferred compensation awards granted during the year ended January 31, 2007, 2006 and 2005: risk-free interest rates of 3.24% to 5.09%; no dividend yield; expected volatility factor of 50% to 61%; and expected lives of 4-5 years. The risk free interest rate is based on the rate for a U.S. Treasury Strip with a term comparable to the expected term of the option. Expected volatility is based on historical volatility of the Company's stock. The expected option life is based on historical experience with employee exercise behavior.

Stock Warrants Outstanding

          As of January 31, 2007 the Company has warrants outstanding (issued in connection with the recapitalization described in Note 2(c)) to purchase 15,515,892 shares of common stock at an exercise price of $0.515 per share and which are exercisable until July 31, 2013. Also outstanding are warrants to purchase 1,061,012 shares of common stock at an exercise price of $10.17 per share, which are exercisable until June 2010.

(14) Income Taxes

          The Company has operations in numerous countries and its tax provision involves many complex variables, including differing tax structures from country to country and the effect of international earnings on U.S. taxation.

          Income tax expense (benefit) attributable to income (loss) from operations consists of:

	Current	Deferred	Total
Year ended January 31, 2007
U.S. federal	$(297)	577	280
Foreign	32,284	(5,402)	26,882
U.S. state and local	(143)	156	13

	$31,844	(4,669)	27,175

Year ended January 31, 2006:
U.S. federal	$634	(1,118)	(484)
Foreign	18,002	(641)	17,361
U.S. state and local	(643)	282	(361)

	$17,993	(1,477)	16,516

Year ended January 31, 2005:
U.S. federal	$—	629	629
Foreign	13,869	(875)	12,994
U.S. state and local	9	20	29

	$13,878	(226)	13,652

          Components of income (loss) from operations before income taxes and minority interest are as follows:

	Year ended January 31,
	2007	2006	2005
United States	$(43,820)	(3,869)	(28,671)
Other countries	72,439	38,588	36,146

Total	$28,619	34,719	7,475

          Income tax expense (benefit) attributable to income (loss) before income taxes and minority interest differed from the amounts computed by applying the U.S. federal income tax rate of 35% for fiscal 2007, 2006 and 2005 as a result of the following:

	Year ended January 31,
	2007	2006	2005
Computed "expected" tax expense	$10,017	12,152	2,616
Increase (decrease) in taxes resulting from:
Tax rate differential on foreign earnings	5,109	(3,485)	3,956
Tax effect of foreign dividends	1,368	301	—
Tax effect of subpart F income	3,713	6,872	4,482
Foreign tax on US income	(531)	(410)	(534)
Change in valuation allowance	8,423	188	3,081
State taxes	(1,093)	693	(493)
Adjustment of reserves related to prior years' tax provision	(440)	(652)	—
Non-deductible stock compensation	740	1,058	265
Other, net	(131)	(201)	279

Income tax expense	$27,175	16,516	13,652

          The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability are presented below:

	January 31,
	2007	2006	2005
Deferred tax assets:
Allowance for doubtful accounts	$2,471	2,083	2,503
Inventory	2,756	2,251	2,985
Other accruals and reserves	18,274	14,552	12,338
Plant, equipment and intangibles	9,173	8,204	8,161
Post-retirement benefits	6,422	7,539	7,530
Pension	22,059	20,061	15,070
Net operating loss and minimum tax credit carryforwards	54,971	64,097	68,420

Total gross deferred tax assets	116,126	118,787	117,007
Less valuation allowance	(78,728)	(86,170)	(82,337)

Deferred tax assets, net of valuation allowance	37,398	32,617	34,670

Deferred tax liabilities:
Plant, equipment and intangibles due to fresh start accounting	28,224	28,060	32,039
Plant and equipment, due to differences in depreciation methods	7,457	7,883	9,264
Intangible assets	7,099	6,366	5,620
Other	3,693	4,290	3,500

Total gross deferred tax liabilities	46,473	46,599	50,423

Net deferred tax liability	$(9,075)	(13,982)	(15,753)

          The components of the net current deferred tax asset, net non-current deferred tax asset and net non-current deferred tax liability were as follows:

	January 31,
	2007	2006	2005
Net current deferred tax asset:
U.S. federal	$3,130	2,345	2,091
Foreign	6,518	5,892	7,740
U.S. state and local	644	415	209

	10,292	8,652	10,040

Net non-current deferred tax asset:
U.S. federal	—	—	—
Foreign	4,038	263	174
U.S. state and local	—	—	—

	4,038	263	174

Net non-current deferred tax asset:
U.S. federal	—	—	—
Foreign	—	—	—
U.S. state and local	—	—	—

	—	—	—

Net non-current deferred tax liability:
U.S. federal	(9,136)	(7,774)	(8,639)
Foreign	(12,531)	(13,771)	(16,464)
U.S. state and local	(1,738)	(1,352)	(864)

	(23,405)	(22,897)	(25,967)

Net deferred tax liability	$(9,075)	(13,982)	(15,753)

          Valuation allowance.    The valuation allowance decreased by a total of $7,442 during the year ended January 31, 2007. Foreign valuation allowances decreased by $3,496, and U.S. valuation allowances decreased by $3,946. In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

          At January 31, 2007, the Company had net operating loss carryforwards of approximately $20,940 for foreign subsidiaries and approximately $117,601 for U.S. income tax purposes. U.S. net operating loss carryforwards expire at various dates through 2027 in accordance with the table below. In fiscal 2000 and in fiscal 2004, the Company experienced a change in ownership as defined by Section 382 of the Internal Revenue Code. Consequently, utilization of the net operating loss carryforwards is generally subject to an annual limitation of approximately $13,889, as adjusted for unused annual limitations. The U.S. net operating loss carryforwards expire as follows:

Expiring January 31,	Amount
2019	$19,872
2020	32,918
2022	38,183
2023	4,704
2024	10,171
2025	3,087
2027	8,666

$117,601

          Deferred income taxes have been provided on undistributed earnings of foreign subsidiaries to the extent that management plans to remit these earnings in the future. Undistributed earnings of foreign subsidiaries and affiliates that are permanently invested, and for which no deferred taxes have been provided, amounted to approximately $58,200, $16,700 and $7,082 as of January 31, 2007, 2006 and 2005, respectively. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable; however, net operating losses or tax credits may be available to reduce a portion of the U.S. liability.

(15) Pension and Other Employee Benefits

          The Company and certain subsidiaries have pension plans and post retirement health benefit plans which provide retirement benefits for eligible employees, generally measured by length of service, compensation and other factors. On January 31, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R) ("SFAS 158"). Under SFAS 158, gains and losses, prior service costs and credits, and any remaining transition amounts under SFAS No. 87, Employers' Accounting for Pensions and SFAS No. 106, Employers Accounting for Postretirement Benefits Other Than Pensions that have not yet been recognized through net periodic benefit cost are recognized in accumulated other comprehensive income, net of tax effects. The measurement date — the date at which the benefit obligation and plan assets are measured — is required to be the Company's fiscal year end. The Company currently utilizes a calendar year-end measurement date. SFAS 158 is effective for fiscal years ending after December 15, 2006, except for the measurement date provisions, which are effective for fiscal years ending after December 15, 2008. The Company adopted SFAS 158 as of January 31, 2007. The initial adoption was reflected as a decrease to the January 31, 2007 balance of accumulated other comprehensive income (loss), a component of stockholders' equity (deficit), and included the elimination of the additional minimum liability, which is no longer required. The following table summarizes the effect of the required changes in the additional minimum liability as of January 31, 2007 prior to the adoptions of SFAS 158 as well as the impact of the initial adoption of SFAS 158 on the Company's consolidated balance sheet:

	January 31, 2007
	Before Additional Minimum Liability and SFAS 158 Adjustments	Additional Minimum Liability Adjustments	SFAS 158 Adjustments	After Application of SFAS 158
Intangible assets	$104,435	(258)	(1,351)	102,826
Other accrued liabilities	$54,145	—	1,166	55,311
Other non-current liabilities	$91,759	(6,692)	121	85,188
Accumulated other comprehensive loss	$(60,772)	6,434	(2,638)	(57,176)

          The following tables provide combined information relevant to the Company's pension and other employee benefit plans:

	Pension Benefits			Post Retirement Benefits
	Year Ended January 31,
	2007	2006	2005	2007	2006	2005
Change in Benefit Obligation
Benefit obligation at beginning of year	$229,484	224,522	206,024	16,875	15,367	14,905
Service cost	1,664	1,769	1,572	543	470	404
Interest cost	12,210	12,482	12,389	897	853	853
Plan participants' contributions	—	—	—	1,185	1,141	1,030
Amendments	—	—	—	—	—	56
Actuarial (gain)/loss	2,424	7,590	21,349	(902)	1,047	(325)
Benefits paid	(16,893)	(16,946)	(16,814)	(2,051)	(2,011)	(1,571)
Translation adjustment	(34)	67	2	7	8	15

Benefit obligations at end of year	$228,855	229,484	224,522	16,554	16,875	15,367

	Pension Benefits			Post Retirement Benefits
	Year Ended January 31,
	2007	2006	2005	2007	2006	2005
Change in Plan Assets
Fair value of plan assets at beginning of year	$167,091	177,061	178,875	—	—	—
Actual return on plan assets	18,412	6,680	14,986	—	—	—
Employer contributions	2,737	237	228	866	870	541
Plan participants' contributions	—	—	—	1,185	1,141	1,030
Mexican plan termination	—	—	(215)	—	—	—
Translation adjustment	(31)	59	1	—	—	—
Benefits paid	(16,893)	(16,946)	(16,814)	(2,051)	(2,011)	(1,571)

Fair value of plan assets at end of year	171,316	167,091	177,061	—	—	—

Funded status	(57,539)	(62,393)	(47,461)	(16,554)	(16,875)	(15,367)
Unrecognized net obligation loss	—	72	73	—	—	—
Unrecognized net actuarial (gain) loss	—	56,481	47,046	—	(1,585)	(2,902)
Unrecognized prior service cost (credit)	—	1,632	1,897	—	(1,107)	(1,373)
Contribution made between measurement date and fiscal year end	—	2,500	—	—	—	—

Prepaid (accrued) benefit cost	(57,539)	(1,708)	1,555	(16,554)	(19,567)	(19,642)
Minimum liability adjustments	— *	(52,938)	(43,969)	—	—	—

Net amount recognized	$(57,539)	(54,646)	(42,414)	(16,554)	(19,567)	(19,642)

Weighted average assumptions used to determine benefit obligations
Discount rate	5.75%	5.50%	5.75%	5.75%	5.50%	5.75%
Rate of compensation increase	3.50%	3.50%	3.50%	N/A	N/A	N/A
Weighted average assumptions used to determine net periodic benefit cost
Discount rate	5.50%	5.75%	6.25%	5.50%	5.75%	6.25%
Expected long-term rate of return on assets	8.25%	8.25%	8.25%	N/A	N/A	N/A
Rate of compensation increase	3.50%	3.50%	3.50%	N/A	N/A	N/A

* No longer applicable after adoption of SFAS 158.

          For post-retirement benefit measurement purposes, a 10.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for fiscal 2007. The rate was assumed to decrease gradually to 5.0% for fiscal 2011 and remain at that level thereafter.

	Pension Benefits			Post Retirement Benefits
	Year Ended January 31,
	2007	2006	2005	2007	2006	2005
Components of net periodic benefit costs
Service cost	$1,664	1,769	1,572	543	470	404
Interest cost	12,210	12,482	12,389	897	853	853
Expected return on plan assets	(13,476)	(13,395)	(14,081)	—	—	—
Amortization of prior service cost	261	267	270	(263)	(270)	(270)
Recognized net actual (gain) loss	4,795	4,866	2,567	(205)	(273)	(318)

Total net periodic benefit cost	$5,454	5,989	2,717	972	780	669

          Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects on January 31, 2007 amounts:

	1% Point Increase	1% Point Decrease
Effect on total of service and interest cost components	$175	(144)
Effect on post-retirement benefit obligation	$1,958	(1,617)

          The estimated accumulated benefit obligation (the actuarial present value of benefits attributed to employee service and compensation levels prior to the measurement date without considering future compensation levels), commonly referred to as the "ABO", exceeded the fair value of plan assets at December 31, 2006, 2005 and 2004 by $52,565, $56,907 and $42,170, respectively.

          For pension plans with accumulated obligations in excess of plan assets at January 31, 2007, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were respectively $227,425, $222,924 and $169,953 as of January 31, 2007; $228,058, $222,770 and $165,840 as of January 31, 2006; and $223,224, $218,105 and $175,911 as of January 31, 2005.

          For pension plans with assets in excess of accumulated obligations at January 31, 2007, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were respectively $1,430, $956 and $1,363 as of January 31, 2007; $1,426, $1,227 and $1,250 as of January 31, 2006 and $1,298, $1,126 and $1,150 as of January 31, 2005.

          The plan assets were invested in the following major asset categories:

	Percentage of Plan Assets at December 31, 2006	Percentage of Plan Assets at December 31, 2005	Percentage of Plan Assets at December 31, 2004	Target Allocation for fiscal year 2008
Equity Securities	73%	67%	72%	60 - 70%
Fixed Income	27%	33%	28%	30 - 40%

Total	100%	100%	100%	100%

          The asset allocation targets are set with the expectation that the plan's assets will fund the plan's expected liabilities with an appropriate level of risk. Expected returns, risk and correlation among asset classes are based on historical data and investment advisor input.

          The Company expects to make $15,600 in contributions to its funded pension plans in fiscal 2008. The Company expects to make approximately $900 of benefit payments attributable to its unfunded post-retirement benefit plans during fiscal year 2008.

          The Company sponsors defined contribution plans, qualified under Section 401(k) of the Internal Revenue Code, which are offered to certain groups of U.S. employees. Expense related to operations of these plans was $574, $484 and $589 for the years ended January 31, 2007, 2006 and 2005, respectively. The plans do not have significant liabilities other than benefit obligations.

          The pension and post-retirement benefits expected to be paid in each year from fiscal 2008 - 2012 are $17,756, $17,628, $17,597, $17,597 and $17,778, respectively. The aggregate benefits expected to be paid in the five years from 2013-2017 are $90,097. The expected benefits to be paid are based on the same assumptions used to measure the Company's benefit obligation at December 31, 2006 and include estimated future employee service.

(16) Disclosures About Fair Value of Financial Instruments

          The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  Cash and Cash Equivalents, Trade Receivables, Accounts Payable, Short-term Debt, and Accrued Expenses

          The carrying amount approximates fair value because of the short maturity or duration of these instruments.

  Senior Subordinated Notes

          The Company estimates that the fair value of the 8 7/8% Notes at January 31, 2006 and 2005 approximates $184,983 and $220,631, respectively, based on inter-dealer translations which were priced at approximately $105.75 and $107.625 per $100.00 of principal, respectively.

  Senior Notes, Senior Credit Facility and Other Long-term Obligations

          The carrying value approximates the fair value of these instruments, which primarily have floating interest rates that are fixed for periods not exceeding six months. The Company estimates that the fair value of the senior credit facility approximates the book value at January 31, 2007 of $468,000.

  Foreign Currency Forward Delivery Contracts

          The fair value of foreign currency forward delivery contracts is estimated by reference to market quotations received from banks. At January 31, 2007, 2006 and 2005, the contract value of foreign currency forward delivery agreements outstanding was approximately $93,861, $34,155 and $132,970, respectively. The settlement value of these instruments at that date was approximately $92, 554, $35,122 and 129,799, respectively.

  Limitations

          Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(17) Litigation, Commitments and Contingencies

  Litigation

          Samsonite Europe N.V. and one of its subsidiaries was the subject of a lawsuit filed in France in November 2006 related to the August 31, 2005 sale of the H-B site (see Note 4 for a more detailed description of the H-B site sale). The plaintiff in the lawsuit, Workers Council Energyplast ("Workers Council"), seeks to overturn the sale of the H-B site and the related transfer of the Company's liability and responsibility for employee pension and social costs for the 202 employee at the H-B site. On March 13, 2007, the Tribunal de Grande Instance in Paris (the "Court") dismissed the claim on procedural grounds. Counsel for the Workers Council initiated appeal on April 11, 2007 and announced that in appeal the 202 workers will join in the lawsuit. Samsonite was notified of the filing of the appeal on April 16, 2007. The Company believes that the appeal of the Court's decision is without merit and intends to vigorously defend its position; however, an unfavorable resolution of this matter could have a material adverse effect on the Company's financial position and results of operations, which the Company is unable to estimate at this time.

          The Company is also a party to various other legal proceedings and claims in the ordinary course of its business. The Company believes that the outcome of these other matters will not have a material adverse effect on its consolidated financial position, results of operations or liquidity.

  Union Agreements

          Union membership in the Company's European manufacturing plants varies from country to country and is not officially known. However, it is probable that most of the workers are affiliated with a union. Most European union contracts have a one-year term. In the United States, approximately 100 employees are unionized under a contract renewed every three years and which was last renewed April 2005.

  Agreement with Pension Benefit Guaranty Corporation ("PBGC")

          The Company has entered into an agreement with the PBGC granting them an equal and ratable lien in the pledged assets under its senior credit facility along with the lender under the facility in the amount of $66,562. If the Company were to refinance its senior credit facility in the future and increase the size of the facility, the agreement requires that the PBGC lien be increased by an amount determined under a formula considering the amount of the Company's unfunded pension liability under the Plan and the amount of the increase in the size of the facility. Other provisions of the agreement restrict the transfers of assets outside of the ordinary course of business and the maintenance of certain funding amounts of the Plan; the Company is in compliance with these requirements at January 31, 2007.

          The agreement will expire upon (a) the Company obtaining investment grade status on its senior unsecured debt, (b) the date the Plan has no unfunded benefit liabilities for two consecutive plan years, (c) the date on which the Company becomes part of a controlled group whose debt has investment grade status, or (d) the date the Plan is successfully terminated, but in the case of (a) or (b), no earlier than December 31, 2008.

(18) Other Income (Expense) — Net

          Other income (expense) — net consisted of the following:

	Year ended January 31,
	2007	2006	2005
Net gain (loss) from foreign currency forward delivery contracts	$(152)	1,239	387
Gain (loss) on disposition of fixed assets, net	3,285	(128)	819
Foreign currency transaction gains (losses)(a)	1,102	(507)	525
Pension expense(b)	(3,162)	(2,813)	(2,780)
Redemption premium and expenses on retirement of senior subordinated notes and floating rate senior notes	(22,498)	(2,670)	(17,767)
Due diligence costs for uncompleted potential acquisitions	—	(2,821)	(671)
Other, net	(2,081)	(2,172)	(4,116)

	$(23,506)	(9,872)	(23,603)

(a)
Foreign currency transaction gains (losses) include gains or losses on intercompany advances. Foreign currency gains (losses) incurred on operational transactions are recorded in cost of sales or general and administrative expense.

(b)
Pension expense included in other income and expense relates to the actuarial determined pension expense associated with the pension plans of two companies unrelated to the Company's operations whose pension obligations were assumed by the Company as a result of a 1993 agreement with the Pension Benefit Guaranty Corporation. The plans were part of a controlled group of corporations of which the Company was a part prior to 1993.

(19) Quarterly Financial Information (Unaudited)

          The following is a summary of the unaudited quarterly financial information:

	Three months ended
	April 30, 2006		July 31, 2006	October 31, 2006	January 31, 2007
Net sales	$240,977		257,506	285,898	286,012

Gross profit	$123,231		129,292	144,854	148,565

Operating income	$19,129		13,932	25,650	21,129

Net income (loss) before cumulative effect of an accounting change	$3,501		(2,073)	8,857	(18,514)

Net income (loss)	$4,892		(2,073)	8,857	(18,514)

Net income (loss) to common stockholders	$1,012		(6,030)	4,821	(145,027)

Income (loss) per share to common stockholders before cumulative effect of an accounting change — basic	$—	*	(0.03)	0.02	(0.38)

Net income (loss) per share to common stockholders — basic	$0.01		(0.03)	0.02	(0.38)

Income (loss) per share to common stockholders before cumulative effect of an accounting change — diluted	$—	*	(0.03)	0.01	(0.38)

Net income (loss) per share to common stockholders — diluted	$0.01		(0.03)	0.01	(0.38)

*
Less than $0.01 per share

	Three months ended
	April 30, 2005	July 31, 2005	October 31, 2005	January 31, 2006
Net sales	$232,358	236,540	248,686	249,302

Gross profit	$111,044	115,500	120,614	123,223

Operating income	$22,158	18,042	6,919	25,916

Net income (loss)	$7,502	2,324	(3,041)	6,536

Net income (loss) to common stockholders	$3,900	(1,343)	(6,613)	2,546

Net income (loss) per share attributable to common stockholders — basic	$0.02	(0.01)	(0.03)	0.01

Net income (loss) per share attributable to common stockholders — diluted	$0.01	(0.01)	(0.03)	—	*

*
Less than $0.01 per share

	Three months ended
	April 30, 2004	July 31, 2004	October 31, 2004	January 31, 2005
Net sales	$200,428	224,834	234,128	243,506

Gross profit	$91,556	104,316	107,640	113,502

Operating income	$6,757	14,032	21,978	22,968

Net income (loss)	$(3,887)	(18,506)	6,008	6,687

Net income (loss) to common stockholders	$(7,217)	(21,864)	2,545	3,155

Net income (loss) per share attributable to common stockholders — basic	$(0.03)	(0.10)	0.01	0.01

Net income (loss) per share attributable to common stockholders — diluted	$(0.03)	(0.10)	0.01	—	*

*
Less than $0.01 per share

(20) Information Concerning Business Segments

          The Company's operations consist of the manufacture and distribution of luggage, business and computer cases, outdoor casual bags, and travel-related products and licensing of the Company's brand names. Management of the business and evaluation of operating results is organized primarily along geographic lines dividing responsibility for the Company's operations as follows: (i) "Europe" which includes operations in Western and Eastern European countries; (ii) "North America", which includes operations in the United States and Canada; (iii) "Latin America", which includes operations in Mexico, Brazil, Argentina and Uruguay; (iv) "Asia", which includes operations in India, China,

Singapore, South Korea, Taiwan, Malaysia, Japan, Hong Kong, Thailand and Australia; and (v) "Other" which primarily includes certain licensing activities from luggage and non-luggage brand names owned by the Company and Corporate headquarters overhead.

          The Company evaluates the performance of its segments based on operating income of the respective business units. Intersegment sales prices are market based. Certain reclassifications were made to the prior periods to conform to the January 31, 2007 presentation.

          Segment information for the years ended January 31, 2007, 2006 and 2005 is as follows:

	Europe	North America	Latin America	Asia	Corporate and Other(b)	Eliminations	Totals
2007
Revenues from external customers	$448,426	377,461	48,221	182,841	13,444	—	1,070,393
Intersegment revenues	$4,993	291	—	21,346	—	(26,630)	—
Operating income (loss)(a)	$59,386	22,062	6,795	38,796	(46,169)	(1,030)	79,840
Total assets	$270,459	115,822	40,971	119,855	263,316	(159,298)	651,125
Capital expenditures	$11,350	5,815	672	8,932	5,344	—	32,113
Additions to goodwill and intangibles	$1,395	3,639	280	9,213	—	—	14,527
Depreciation and amortization	$9,691	5,576	501	4,037	962	256	21,023
2006
Revenues from external customers	$417,434	363,922	41,829	127,708	15,993	—	966,886
Intersegment revenues	$2,805	97	—	15,857	—	(18,759)	—
Operating income (loss)(a)	$43,176	28,725	4,502	18,377	(21,646)	(99)	73,035
Total assets	$246,461	99,706	32,464	65,105	279,972	(156,457)	567,251
Capital expenditures	$7,743	4,456	330	4,769	5,846	—	23,144
Additions to goodwill and intangibles	$—	—	—	—	—	—	—
Depreciation and amortization	$10,584	3,846	340	2,382	767	—	17,919
2005
Revenues from external customers	$406,032	342,985	36,092	99,015	18,772	—	902,896
Intersegment revenues	$2,398	204	—	8,867	—	(11,469)	—
Operating income (loss)(a)	$42,991	16,874	2,001	16,290	(12,643)	222	65,735
Total assets	$264,795	107,739	30,842	46,444	268,720	(155,457)	563,083
Capital expenditures	$6,848	2,735	329	2,572	—	—	12,484
Additions to goodwill and intangibles	$62	—	—	378	—	—	440
Depreciation, amortization and impairment of intangible assets	$12,485	3,584	271	1,900	3,945	—	22,185

(a)
Operating income (loss) represents net sales less operating expenses. In computing operating income (loss) none of the following items have been added or deducted: interest income, interest expense, other income (expense) — net, income taxes and minority interest.

(b)
Includes general corporate expenses.

          Long-lived assets relating to the Company's operations by geographic area is as follows:

	January 31,
	2007	2006	2005
Property, plant and equipment, net of accumulated depreciation:
North America	$11,458	17,085	11,976
Europe	51,068	48,127	62,899
Asia	17,688	12,097	9,565
Latin America	3,580	3,411	3,320
Corporate and Other	20,205	8,380	11,050

	$103,999	89,100	98,810

	January 31,
	2007	2006	2005
Tradenames and other intangible assets, net of accumulated amortization:
Corporate and Other	$87,431	89,573	88,360
Asia	10,236	1,159	1,497
Europe	1,034	405	602
North America	3,872	357	357
Latin America	253	164	—

	$102,826	91,658	90,816

          Included in Corporate and Other are the amounts recorded for goodwill, patents and trademarks related to Samsonite, American Tourister, and various apparel tradenames owned by the Company.

(21) Related Party Transactions

          The Company has entered into advisory agreements with its major stockholders, Ares Corporate Opportunities Fund, L.P., Bain Capital, Ltd., and an affiliate of Ontario Teacher's Pension Plan Board. The agreements provide that the Company pay each of these three parties an advisory fee of $500 per year for five years beginning July 31, 2003.

          The Company's Indian subsidiary, Samsonite South Asia Pvt. Ltd., purchases raw materials from and sells certain raw materials to Tainwala Chemicals and Plastics India Ltd. ("Tainwala"), Abhishri Polycontainers Pvt. Ltd. and Abhishri Packagers Pvt. Ltd. Tainwala, Abhishri Polycontainers and Abhishri Packagers is managed and controlled by the family of Dr. Ramesh Tainwala, the Chief Operating Officer of Samsonite South Asia. Dr. Tainwala and his family own a minority interest in the Company's Indian and United Arab Emirates subsidiaries. The Company purchased raw materials and capital goods from Tainwala and Abhishri in the amounts of $2,174, $2,086 and $454 during the years ended January 31, 2007, 2006 and 2005 respectively. The Company sold raw materials to Tainwala and Abhishri in the amounts of $823, $932 and $145 during the fiscal years ended January 31, 2007, 2006 and 2005 respectively. In addition, approximately $303, $82 and $80 was paid to entities owned by Dr. Tainwala and his family, for office space rent during the years ended January 31, 2007, 2006 and 2005 respectively.

SAMSONITE CORPORATION AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Column A	Column B	Column C	Column D	Column E	Column F
Description	Balance at Beginning of Period	Additions(a)	Transfers	Deductions(b)	Balance at End of Period
Year Ended January 31, 2007
Allowance for Trade Receivables	$7,213	3,702	—	(545)	10,370
Allowance for Long-Term Receivables	—	—	—	—	—
Allowance for Sales Returns(c)	1,630	200	—	—	1,830

Total	$8,843	3,902	—	(545)	12,200

Year Ended January 31, 2006
Allowance for Trade Receivables	$8,476	327	—	(1,590)	7,213
Allowance for Long-Term Receivables	66	—	—	(66)	—
Allowance for Sales Returns(c)	1,021	609	—	—	1,630

Total	$9,563	936	—	(1,656)	8,843

Year Ended January 31, 2005
Allowance for Trade Receivables	$7,809	1,540	—	(873)	8,476
Allowance for Long-Term Receivables	521	—	—	(455)	66
Allowance for Sales Returns(c)	1,290	—	—	(269)	1,021

Total	$9,620	1,540	—	(1,597)	9,563

Notes:

(a)
Amounts charged to costs and expenses.

(b)
Bad debt write-offs and charges to allowances, net of other adjustments, reclassifications and exchange rate changes.

(c)
Because of the manner in which the Company's systems process sales returns, the Company is not able to quantify additions and deductions, and such amounts are shown on a net basis.

PART XXI: DETAILS OF THE GLOBAL OFFERING

Summary of the Global Offering

          Under the global offering, we will issue             Shares, raising proceeds of approximately £             million, net of underwriting commissions.

          Assuming no exercise of the over-allotment option, the Major Stockholders and certain of our directors, executive officers and employees (the "Selling Executive Stockholders") will offer an aggregate of             Shares under the global offering, representing             per cent of our issued share capital immediately following Admission. The aggregate number of Shares to be sold by the Major Stockholders and the Selling Executive Stockholders is dependent on the offer price and may be higher or lower than this number. Other factors which may influence this decision include prevailing market conditions and the composition and quality of the order book for our Shares following a bookbuilding process.

          The exact numbers of Shares to be issued by us and to be sold by the Major Stockholders and the Selling Executive Stockholders will be determined by Merrill Lynch International and Goldman Sachs International (on behalf of the underwriters), in consultation with us and the Major Stockholders, following the conclusion of the bookbuilding process.

          The Shares made available under the global offering, before any exercise of the over-allotment option, represent             per cent of our expected issued ordinary share capital immediately following Admission.

          If the underwriters sell more Shares than the total number in the table set forth below under "— Underwriting arrangements", the underwriters will have an option to buy up to an additional             Shares from the Major Stockholders to cover such sales. They may exercise that option for 30 days after the date of commencement of conditional dealings in the Shares on the London Stock Exchange. If this option is exercised, the underwriters will severally procure purchasers or purchase such Shares in approximately the same proportion as in the table set forth below under "— Underwriting arrangements".

          Under the global offering, Shares will be offered to certain institutional and professional investors. Certain restrictions that apply to the distribution of this document and the Shares being issued and sold under the global offering in jurisdictions outside the United Kingdom and the United States are described under "— Selling Restrictions" below.

          When admitted to trading, the Shares will be registered with an individual ISIN number.

Allocation and Pricing

          All Shares made available pursuant to the global offering are payable in full at the offer price. There is no minimum or maximum number of Shares which investors can apply for. Merrill Lynch International and Goldman Sachs International will determine allocations following consultation with us and the Major Stockholders. Upon accepting any such allocation, prospective investors will be contractually committed to acquire the number of Shares allocated to them at the offer price, subject to Admission and the satisfaction or waiver of conditions to the Underwriting Agreement and the Underwriting Agreement not having been terminated before Admission, and, to the fullest extent permitted by law, potential investors will be deemed to have agreed not to exercise any rights to rescind or terminate, or otherwise withdraw from, such commitment.

          It is currently expected that the offer price will be within the offer price range, but this range is indicative only and the offer price may be set above or below it. The initial offer price for our Shares will be determined by the underwriters, in consultation with us and the Major Stockholders, following a bookbuilding process. Among the factors to be considered in determining the offer price, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and consideration of the above factors in relation to the market valuation of companies in related businesses.

          The rights attaching to the Shares will be uniform in all respects and they will form a single class for all purposes. The Shares allocated under the global offering will be underwritten, subject to certain conditions, by Merrill Lynch International, Goldman Sachs International and the other underwriters as described under "— Underwriting arrangements" below and under "Additional Information —

Underwriting Agreement" set out in paragraph 8.11 of Part XXIII of this document. Allocations under the global offering will be determined at the discretion of Merrill Lynch International and Goldman Sachs International following consultation with us and the Major Stockholders. All Shares issued and Shares sold pursuant to the global offering will be issued or sold, payable in full, at the offer price.

          The U.K. stamp duty and stamp duty reserve tax treatment is described under "Additional Information—United Kingdom Taxation—Stamp duty and stamp duty reserve tax" set out in paragraph 9.2(c) of Part XXIII of this document.

Stabilisation and short positions

          Until the distribution of the Shares is completed, SEC rules may limit the underwriters from bidding for and purchasing our Shares. However, Merrill Lynch International, as stabilising manager, or any of its agents, may engage in transactions that stabilise the price of the Shares, such as bids or purchases to peg, fix or maintain that price.

          In connection with the global offering, the underwriters may purchase and sell Shares in the open market. These transactions may include short sales, stabilising transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of Shares than they are required to procure purchases for or purchase themselves in the global offering. "Covered" short sales are sales made in an amount not greater than the number of Shares comprised in the over-allotment option. The underwriters may close out any covered short position by either exercising the over-allotment option or purchasing Shares in the open market. In determining the source of Shares to close out the covered short position, the underwriters will consider, among other things, the price of Shares available for purchase in the open market as compared to the price at which they may purchase additional Shares pursuant to the over-allotment option. "Naked" short sales are any sales of Shares in excess of the number of Shares comprised in the over-allotment option. The underwriters must close out any naked short position by purchasing Shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Shares in the open market after pricing that could adversely affect investors who purchase in the global offering. Stabilising transactions consist of various bids for or purchases of Shares made by the underwriters in the open market prior to the completion of the global offering for the purpose of supporting the price of the Shares. Merrill Lynch International, as stabilising manager, or any of its agents, may enter into stabilising transactions but will not be under any obligation to do so. Purchases of Shares to stabilise the price or to reduce a short position may cause the price of the Shares to be higher than it might be in the open market in the absence of such purchases. The underwriters have agreed with us that any short position created by them or any of their agents as described above will not exceed 20 per cent of the number of Shares initially made available in the global offering.

          Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Shares. In addition, neither we nor any of the underwriters makes any representation that Merrill Lynch International, as stabilising manager, or any of its agents, will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice. Such transactions may only be undertaken during the 30 calendar day period after the commencement of conditional dealings in the Shares on the London Stock Exchange. Save as required by law or regulation, neither we nor any of the underwriters intends to disclose the extent of any stabilising transactions under the global offering.

Underwriting arrangements

          Merrill Lynch International, Goldman Sachs International and the other underwriters have entered into an Underwriting Agreement with us, the Major Stockholders and the Directors, pursuant to which they have agreed, subject to certain conditions, to procure subscribers for the Shares to be issued by us and to procure purchasers for the Shares to be sold by the Major Stockholders and the Selling Executive Stockholders under the global offering, or, failing which, themselves to subscribe for or purchase such Shares, at the offer price. We have entered into sale agreements with the Selling Executive Stockholders (the "Sale Agreements") in relation to the sales by the Selling Executive Stockholders in the global offering.

          Merrill Lynch International and Goldman Sachs International will act as representatives of each of the underwriters named below. Subject to the terms and conditions described in the Underwriting Agreement and the Sale Agreements, we, the Major Stockholders and the Selling Executive

Stockholders will agree to issue or sell to persons procured by the underwriters, and the underwriters severally will agree to procure such subscribers or purchasers or themselves to subscribe or purchase from us, the Major Stockholders and the Selling Executive Stockholders, the number of Shares listed opposite their names below. The exact numbers of Shares to be issued by us and to be sold by the Major Stockholders and the Selling Executive Stockholders will be determined by Merrill Lynch and Goldman Sachs International (on behalf of the underwriters), in consultation with us and the Major Stockholders, following the conclusion of the bookbuilding process.

Underwriter	Approximate Number of Shares
Merrill Lynch International
Goldman Sachs International
Morgan Stanley & Co. International plc
UBS Limited

Total

          If the underwriters sell more Shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional             Shares from the Major Stockholders to cover such sales. They may exercise that option for 30 days after the date of commencement of conditional dealings in the Shares on the London Stock Exchange. If this option is exercised, the underwriters will severally procure purchasers or purchase such Shares at the offer price in approximately the same proportion as set forth in the table above.

          Merrill Lynch, Pierce, Fenner & Smith Incorporated has entered into a Stock Lending Agreement with the Major Stockholders, pursuant to which it is able to borrow up to              Shares, representing the maximum number covered by the over-allotment option plus additional Shares, solely to satisfy delivery obligations in respect of syndicate short positions created in connection with the distribution of the Shares until such short positions are covered either through the exercise of the underwriters' over-allotment option or through open market purchases. If Merrill Lynch, Pierce, Fenner & Smith Incorporated borrows any Shares pursuant to the Stock Lending Agreement, it will be required to return equivalent securities to the relevant Major Stockholders by no later than             , 2007.

          We have been advised by the underwriters that some of the underwriters are expected to make offers and sales both inside and outside of the United States through their respective selling agents. Any offers and sales in the United States will be conducted by affiliates of the underwriters that are broker dealers registered with the SEC. Merrill Lynch, Pierce, Fenner & Smith Incorporated shall make offers and sales in the United States for Merrill Lynch International, Goldman, Sachs & Co. shall make offers and sales in the United States for Goldman Sachs International, Morgan Stanley & Co. Incorporated shall make offers and sales in the United States for Morgan Stanley & Co. International plc, and UBS Securities LLC shall make offers and sales in the United States for UBS Limited.

          The Underwriting Agreement will also contain provisions entitling Merrill Lynch International and Goldman Sachs International on behalf of the underwriters to terminate the global offering (and the arrangements associated with it) at any time prior to Admission in certain circumstances. If this right is exercised, the global offering and these arrangements will lapse and any moneys received in respect of the global offering will be returned to applicants without interest.

          The Underwriting Agreement and the Sale Agreements will provide for the underwriters to be paid commissions in respect of the Shares sold in the global offering, including any Shares sold through the exercise of the over-allotment option. Any commissions received by the underwriters may be retained, and any Shares acquired by them may be retained or dealt in, by them, for their own benefit.

          If an underwriter defaults as to up to 10 per cent of the underwriters' total commitment, the Underwriting Agreement will provide that the aggregate commitments of the non defaulting underwriters will be increased by the relevant amount. If an underwriter defaults in excess of such amount, the Underwriting Agreement may be terminated.

          We, the Major Stockholders and the Selling Executive Stockholders will agree to indemnify the underwriters against certain liabilities, including (in the case of the Company) liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

          The underwriters will attempt to procure subscribers or purchasers for the Shares, when, as and if issued, subject to the satisfaction or waiver of conditions to the Underwriting Agreement including the approval of legal matters by their counsel, and the receipt by the underwriters of certificates and legal opinions. The underwriters reserve the right to withdraw or cancel offers and to reject orders in whole or in part.

          Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us and the Major Stockholders, for which they received or will receive customary fees and expenses. Such services include acting as arranger under our Senior Credit Facility, as described under "Additional Information — Material Contracts — Credit Agreement" in paragraph 8.1 of Part XXIII of this document.

Commissions

          The underwriters propose initially to attempt to procure subscribers or purchasers for the Shares at the offer price determined by them, in connection with us and the Major Stockholders, subject to the commissions payable to the underwriters. If all the Shares are not sold at the offer price, the joint global coordinators may change the offer price and the other selling terms.

          An aggregate commission of             per cent of the aggregate value at the offer price of the Shares issued by us in the global offering will be paid by us. An aggregate commission of             per cent of the aggregate value at the offer price of the existing Shares sold by the Major Stockholders in the global offering, including any sold on exercise of the over-allotment option, will be paid by the Major Stockholders (apportioned between them on the basis of the number of Shares sold by each of them). An aggregate commission of              per cent of the aggregate value at the offer price of the existing Shares sold by the Selling Executive Stockholders will be paid by the Selling Executive Stockholders (apportioned between them on the basis of the number of Shares sold by each of them).

          The following tables show the per Share and total underwriting commissions to be paid to the underwriters by us, the Major Stockholders and the Selling Executive Stockholders. In the case of the Major stockholders, such amounts are shown assuming both no exercise and the full exercise of the over-allotment option. The amounts are subject to change depending on the actual number of Shares to be sold by the Major Stockholders and by the Selling Executive Stockholders in the global offering.

	Paid by Samsonite	Paid by the Major Stockholders		Paid by the Selling Executive Stockholders
		No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Per Share
Total

          The expenses of the global offering, not including the underwriting commissions, are estimated at £    million and are payable by us.

          Further details of the terms of the Underwriting Agreement and the Sale Agreements are set out under "Additional Information — Material Contracts — Underwriting Agreement" and "— Sale Agreements" set out in paragraphs 8.11 and 8.12 of Part XXIII of this document. Certain selling and transfer restrictions are described under "— Selling Restrictions" below.

Dealing arrangements

          The global offering will be subject to the satisfaction of certain conditions to be contained in the Underwriting Agreement, which are typical for an agreement of this nature. Certain conditions are related to events which are outside our control or that of the Directors, the Major Stockholders, the Selling Executive Stockholders, Merrill Lynch International, Goldman Sachs International and the other underwriters. Further details of the Underwriting Agreement are described under "Additional Information — Material Contracts — Underwriting Agreement" set out in paragraph 8.11 of Part XXIII of this document.

          It is expected that Admission will take place and unconditional dealings in the Shares will commence on the London Stock Exchange at 8.00 a.m. (London time) on             , 2007. Settlement of

dealings from that date will be on a three-day rolling basis. Prior to Admission, it is expected that dealings in the Shares will commence on a conditional basis on the London Stock Exchange on             , 2007. The earliest date for settlement of such dealings will be             , 2007. All dealings in the Shares prior to the commencement of unconditional dealings will be on a "conditional basis", will be of no effect if Admission does not take place and will be at the sole risk of the parties concerned. These dates and times may be changed.

          Each investor will be required to undertake to pay the offer price for the Shares sold or issued to such investor in such manner as shall be directed by Merrill Lynch International and Goldman Sachs International.

Lock-up arrangements

          Pursuant to the Underwriting Agreement, we have agreed that, subject to certain exceptions, during the period of 180 days from the date of Admission, we will not, without the prior written consent of the joint global coordinators, (i) directly or indirectly issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, deposit into any depositary receipt facility or otherwise transfer or dispose of any Shares or any securities convertible into or exercisable or exchangeable for Shares or file any registration statement under the Securities Act of 1933 with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares, whether any such swap or transaction described in (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise. The exceptions to this include the issue of Shares pursuant to the global offering and the issue of Shares pursuant to the exercise of options under share option schemes in existence on the date of Admission and described under "Executive and Director Compensation for Fiscal Year 2007 — Employee Equity Agreements and Plans" set out in Part XI this document.

          Pursuant to the Underwriting Agreement and the Sale Agreements, the Major Stockholders have agreed that, during the period of 180 days, and the Directors and the Selling Executive Stockholders have agreed that, during the period of 360 days, from the date of Admission, subject to certain exceptions, they will not, without the prior written consent of the joint global coordinators, (i) directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Shares or any securities convertible into or exercisable or exchangeable for Shares or request or demand that the Company file any registration statement under the Securities Act of 1933 with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares, whether any such swap or transaction described in (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise.

          Further details of these arrangements, which are contained in the Underwriting Agreement and the Sale Agreements, are described under "Additional Information — Material Contracts — Underwriting Agreement" and "— Sale Agreements" set out in paragraphs 8.11 and 8.12 of Part XXIII of this document.

Selling Restrictions

          The distribution of this document and the offer of Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any restrictions, including those set out in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

          Other than in the United States and the United Kingdom, no action has been or will be taken in any jurisdiction that would permit a public offering of the Shares, or possession or distribution of this document or any other offering material in any country or jurisdiction where action for that purpose is required. Accordingly, the Shares may not be offered or sold, directly or indirectly, and neither this document nor any other offering material or advertisement in connection with the Shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any and all applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this document comes should inform themselves about and observe any restrictions on the distribution of this document and the offer of Shares contained in this document. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to subscribe for any of the Shares offered hereby to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction.

          Offers and sales of the Shares in the United States will be made only to certain institutions and persons within each state or territory of the United States in compliance with the relevant state securities laws.

European Economic Area

          In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "relevant member state"), with effect from and including the date on which the Prospectus Directive was implemented in that relevant member state (the "relevant implementation date") no Shares have been offered or will be offered pursuant to the global offering to the public in that relevant member state prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in the relevant member state, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, offers of Shares may be made to the public in that relevant member state at any time:

  (a)
  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

  (b)
  to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  (c)
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

  (d)
  in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any Shares or to whom any offer is made under the global offering will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

          For the purpose of the expression an "offer of any Shares to the public" in relation to any Shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer of any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state.

          In the case of any Shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the Shares acquired by it in the global offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any Shares to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. We, Merrill Lynch International, Goldman Sachs International, the other underwriters and our and their respective affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the consent of the underwriters, be permitted to subscribe for or purchase Shares in the global offering.

Australia

          This document has not been and will not be lodged with the Australian Securities and Investments Commission or the Australian Stock Exchange and is not a disclosure document for purposes of

Australian law. This document (whether in preliminary or definitive form) may not be issued or distributed in Australia and no offer or invitation may be made in relation to the issue, sale or purchase of any Shares in Australia (including an offer or invitation received by a person in Australia) and no shares may be sold in Australia, unless the offer or invitation does not need disclosure to investors under Part 6D.2 or Division 2 of Part 7.9 of the Corporations Act 2001.

Japan

          The Shares have not been and will not be registered under the Securities and Exchange Law of Japan and may not be offered or sold directly or indirectly in Japan except under circumstances that result in compliance of all applicable laws, regulations and guidelines promulgated by the relevant governmental and regulatory authorities in effect at the relevant time. No action has been taken or will be taken in any jurisdiction that would permit a public offering of the Shares, or possession or distribution of this document or any other offering material in any country or jurisdiction where action for that purpose is required.

Hong Kong

          The Shares may not be offered or sold by means of any document other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the Shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore

          This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Shares may not be circulated or distributed, nor may the Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

          Where the Shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the Shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

PART XXII: DEPOSITARY INTERESTS

          We have applied for our Shares to be admitted to the Official List of the Financial Services Authority and to trading on the London Stock Exchange's main market for listed securities. In order for our Shares to be so admitted, the Listing Rules made by the Financial Services Authority require that our Shares be capable of being settled electronically. We have therefore determined that our Shares will be settled through CREST. CREST is a paperless settlement system allowing securities to be transferred from one person's CREST account to another without the need to use share certificates or written instruments of transfer. Securities issued by non-U.K. companies, such as ours, cannot be held or transferred in the CREST system. Accordingly, we have entered into depositary interest arrangements to enable investors to settle and pay for interests in our Shares through the CREST system. Under the arrangements that we have put in place, we have authorised Computershare Investor Services, plc, or "the Depositary" to act as depositary and to hold the Shares and issue dematerialised depositary interests representing the underlying Shares which will be held in trust for the holders of the depositary interests.

          The Depositary will issue the dematerialised depositary interests, or Depositary Interests, which may be held and transferred through the CREST system. The rights and obligations pertaining to the Depositary Interests will be governed by English law.

          The Depositary Interests will be created pursuant to and issued on the terms of a deed poll, or the Deed Poll, executed by the Depositary in favour of the holders of the Depositary Interests from time to time dated                          . Prospective holders of Depositary Interests should note that they will have no rights in respect of the underlying Shares or the Depositary Interests representing them against CrestCo, the operating company of the CREST system, or its subsidiaries.

          Shares will be transferred to an account of the Depositary or its nominated custodian, or the Custodian, and the Depositary will issue Depositary Interests to participating members of CREST, or Holders, upon the terms and conditions set out in the Deed Poll. Beneficial owners of Depositary Interests held through a CREST participant must rely on the procedures of such CREST participant to assert the rights of Holders discussed below.

          Each Depositary Interest will be treated as one Share for the purposes of determining, for example, eligibility for any dividends. The Depositary Interests will have the same security code, or ISIN, as the underlying Shares and will not require a separate listing on the Official List of the Financial Services Authority. The Depositary Interests will exist only in uncertificated form and cannot be traded other than through CREST.

          Application has been made for the Depositary Interests to be admitted to CREST with effect from Admission.

Terms of Deed Poll

          Prospective purchasers of Shares under the global offering are referred to the Deed Poll available for inspection at our executive office at Samsonite House, 4 Mondial Way, Harlington, Middlesex UB3 5AR, United Kingdom and filed as an exhibit to the registration statement filed with the SEC. The Deed Poll contains, among other things, provisions in the terms described below, which are binding upon Depositary Interest Holders.

          The Depositary warrants that it is an authorised person under the Financial Services and Markets Act 2000 and is duly authorised to carry out custodial and other activities under the Deed Poll.

Deposit of Shares and Issue and Transfer of Depositary Interests

          Upon the issuance of Shares to, or the deposit of Shares with, the Custodian by or on behalf of a Holder and provision of documentation evidencing such deposit or transfer, the Depositary will issue Depositary Interests to that Holder. The Depositary will either itself or through its appointed Custodian hold the deposited property (which includes, among other things, the Shares) in trust for the benefit of the Holders of the Depositary Interests as tenants in common, subject to the terms of the Deed Poll.

          Such Depositary Interests are issued on the terms and conditions set forth in the Deed Poll and the CREST manual.

          Holders of Depositary Interests warrant, among other things, that Shares transferred to the Depositary or the Custodian (on behalf of the Depositary) are free and clear of all liens, charges,

encumbrances or third party interests and that such transfers or issues are not in contravention of our Certificate of Incorporation or By-Laws or any contractual obligation, law or regulation binding on the person to whom the Depositary Interests are to be issued or the person making the transfer, and that the Shares are not "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act of 1933, as amended.

          The Depositary will maintain a register of Depositary Interests, reflecting ownership, issuance and cancellation and transfer of Depositary Interests. Title to Depositary Interests will be evidenced only by entry on that register and may be transferred only by means of the CREST system. Depositary Interests are transferable free from any equity, set-off or counterclaim between the Depositary and the original or any intermediate Holder.

          Depositary Interests exist only in uncertificated form. A request for conversion of Depositary Interests into certificated units of a security will be deemed to be a request to the Depositary for cancellation of those Depositary Interests and withdrawal of the Deposited Property represented by such Depositary Interests in accordance with the Deed Poll.

Cancellation of Depositary Interests

          Subject to the provisions of the Deed Poll, the Depositary will cancel Depositary Interests and transfer the Shares and all rights and other securities, property and cash attributable to the Shares, or the Deposited Property, upon the request of the Holder.

          In order to make such a withdrawal the Holder must present a withdrawal request, which may specify that the Deposited Property should be delivered to the Holder or to another person. Any such withdrawal request shall be deemed to constitute an irrevocable instruction to the Depositary to debit the account on the Depositary Interest Register of the Holder who issued such withdrawal request and to credit another account, either of the Holder or of a transferee, with the relevant Deposited Property. The Depositary will thereupon deliver to the account of the Holder or of a transferee the Shares represented by the Depositary Interests and any other securities, property and cash held by or for the Custodian or the Depositary and attributable to the Shares.

          Any person requesting cancellation of Depositary Interests may be required by the Depositary to furnish it with such proof, certificates and representations and warranties as to matters of fact, including, without limitation, as to his identity and with such further documents and information as the Depositary may deem necessary or appropriate for the administration or implementation of the Deed Poll in accordance with applicable laws and regulations. The Depositary may withhold delivery of the Deposited Property until such items are so furnished.

          The Depositary will be entitled to cancel Depositary Interests and withdraw the underlying Deposited Property in certain circumstances, including where Depositary Interests are owned directly or beneficially by any person who fails to furnish such proof of identity of such Holder as the Depositary may deem necessary for administration of the Deed Poll, where the Depositary Interests are owned in circumstances that might result in liability to taxation or pecuniary, fiscal or material regulatory disadvantage with respect to the Depositary or Custodian, where the Depositary Interests are owned in violation of our Certificate of Incorporation or By-Laws, and where the Depositary Interests cease to be capable of being held through CREST.

          Upon any such cancellation the Depositary will be entitled to deduct such fees, costs and charges as may be applicable before delivering any Deposited Property to the relevant Holder.

          Any Shares withdrawn following the cancellation of any Depositary Interests will be traded in the same manner as other outstanding Shares of the Company. The Shares have traded in interdealer and over-the-counter transactions and price quotations have been available in the "pink sheets" under the symbol "SAMC.OB". Price quotations also are available on the Over-the-Counter Bulletin Board.

Share Dividends and other Distributions and Rights

          The Depositary and the Custodian will pass on to the Holders the rights and entitlements that the Depositary or the Custodian receives in respect of the Shares. This includes rights to cash distributions, scrip dividends (including rights offerings), bonus issues, and distributions of securities or property arising from corporate reorganisations. Certain of these entitlements, such as the distribution of dividends, will occur automatically, while other corporate actions, such as rights offerings, will require us to coordinate with the Depositary to establish a process for Holders to exercise their rights.

          Cash Distributions.    Cash distributions in respect of the Shares will be passed on to Holders, subject to applicable withholding taxes. Cash distributions to Holders will be payable in pounds sterling, but Holders will be able to elect, through the Depositary, to receive such distributions in dollars.

          Share Distributions.    In the event of a share dividend or distribution in respect of the Shares, the Depositary will issue additional Depositary Interests to reflect the issue of additional Shares to the Custodian unless we notify the Depositary that such issuance may not be made under applicable U.S. securities laws.

          Rights to Receive Additional Shares.    If we offer holders of our Shares the right to subscribe for additional Shares, the Depositary after consultation with us will pass on those rights to the Holders and establish a process for permitting Holders to exercise those rights. The Depositary's ability to pass on such rights will be limited by any practical, legal or regulatory constraints that it is subject to, including those arising as a result of the timing of the transaction established by the Company or as a result of the application of any local securities laws.

          Reorganisations.    In the event of a reorganisation involving the Shares any rights arising will be passed on to the Holders by means of the sub-division, cancellation and/or issue of Depositary Interests after consultation between us and the Depositary. The Depositary will accept compulsory purchase notices in respect of Depositary Interests but will not exercise choices or elections in the absence of express instructions from the relevant Holder.

          Other Distributions.    The Depositary will pass on to Holders any other distributions on Shares by any means equitable and practical.

          If arrangements are made which allow a Holder to take up any rights with respect to our Shares that require further payment from a Holder, any Holder wishing to exercise such rights must put the Depositary in cleared funds in time for such rights to be exercised.

Voting

          The Depositary and the Custodian must pass on to the Holders all information with respect to choices and elections to be made by the Holders, and will pass on the right to call for, attend and vote at meetings of our shareholders, together with such documentation as is necessary to effect such passing on.

          It should be noted that Holders of Depositary Interests may not have the opportunity to exercise all of the voting rights and elections available to holders of our Shares. For example, if Holders of Depositary Interests do not give prompt instructions to the Depositary or its nominated Custodian, in accordance with any voting arrangements made available to them, to vote the underlying Shares on their behalf, Holders may not be able to exercise the voting rights in relation to such Shares. Similarly, if Holders of Depositary Interests do not take advantage of any arrangements enabling them to vote such Shares as a proxy of the Depositary or its nominated Custodian, Holders may not be able to exercise the voting rights in relation to such Shares.

          The Depositary will not exercise choices, elections or voting rights in the absence of express instructions from the relevant Holder.

Fees

          Fees for the Depositary's services are generally paid by us. The Depositary is also entitled to charge Holders fees and expenses for specific services it might provide to specific Holders such as the provision of copies of documents.

Obligations of Holders

          Holders depositing Shares warrant that those Shares are free and clear of all liens and encumbrances, are not in contravention of our Certificate of Incorporation or By-Laws, and that those Shares are not restricted securities.

          Each Holder of Depositary Interests is liable to indemnify the Depositary and any Custodian (and their agents, officers and employees) against all liabilities arising from or incurred in connection with, or arising from any act related to, the Deed Poll so far as they relate to the property held for the account of Depositary Interests held by that Holder, other than those resulting from the wilful default, negligence or fraud of the Depositary, or the Custodian or any agent, if such Custodian or agent is a member of the Depositary's group, or, if not being a member of the same group, if the Depositary shall have failed to exercise reasonable care in the appointment and continued use and supervision of such Custodian or agent. Holders are also required to indemnify the Depositary for liabilities ensuing from breach of the warranties such Holders make upon deposit of Shares.

          The Depositary may require any Holder or former or prospective Holder to provide information as to the capacity in which that Holder owns or owned Depositary Interests, information as to the nationality or residence of the legal or beneficial owners of Depositary Interests and such other information as may be necessary or desirable for the purposes of the Deed Poll or with respect to the CREST system.

          The Depositary or the Custodian may require from any Holder, or former or prospective Holder, information as to the capacity in which Depositary Interests are owned or held and the identity of any other person with any interest of any kind in such Depositary Interests or the underlying Shares and Holders are bound to provide such requested information. Furthermore, to the extent that, among other things, our Certificate of Incorporation or By-laws or other applicable law require disclosure to us of, or limitations in relation to, beneficial or other ownership of, or interests of any kind whatsoever, in the Shares, the Holders of Depositary Interests are to comply with such provisions and with our instructions with respect thereto.

          The Deed Poll provides that Holders submit to the jurisdiction of the courts of England.

Resignation and Termination

          The Depositary may resign as Depositary by giving at least 90 days notice, and if it does so, must use reasonable endeavours to procure the appointment of a successor Depositary.

          The Depositary may terminate the Deed Poll by giving not less than 90 days' prior notice. During such notice period Holders may cancel their Depositary Interests and withdraw their Deposited Property and, if any Depositary Interests remain outstanding after termination, the Depositary must, among other things, deliver the Deposited Property in respect of the Depositary Interests to the relevant Depositary Interest Holders or, at its discretion, sell all or part of such Deposited Property. It shall, as soon as reasonably practicable, deliver the net proceeds of any such sale, after deducting any sums due to the Depositary, together with any other cash held by it under the Deed Poll pro rata to Holders of Depositary Interests in respect of their Depositary Interests.

          The Deed Poll may be amended upon 30 days' notice to Holders if their rights are not materially affected, and upon 40 days' notice where Holders' rights are materially affected.

Depositary's Liability

          The Deed Poll contains provisions excluding and limiting the Depositary's liability. The Depositary will not be liable to any Holder or any other person for liabilities in connection with the performance or non-performance of obligations under the Deed Poll or otherwise except as may result from its negligence or wilful default or fraud or that of any person for whom it is vicariously liable, provided that the Depositary shall not be liable for the negligence, wilful default or fraud of any Custodian or agent which is not a member of its group unless it has failed to exercise reasonable care in the appointment and continued use and supervision of such Custodian or agent. Furthermore, except in the case of personal injury or death or where liability results from the Depositary's fraud, the Depositary's liability to a Holder of Depositary Interests will be limited to the lesser of:

  (a)
  the value of the Shares and other Deposited Property to which the liability relates; and

  (b)
  that proportion of £5 million which corresponds to the portion which the amount the Depositary would otherwise be liable to pay to the Depositary Interest Holder bears to the aggregate of the amounts the Depositary would otherwise be liable to pay to all such Holders in respect of the same act, omission or event which gave rise to such liability or, if there are no such amounts, £5 million.

Depositary Agreement

          The terms of the depositary services agreement dated             between us and the Depositary, or the Depositary Agreement, under which we appoint the Depositary to constitute and issue from time to time, upon the terms of the Deed Poll (summarised above), series of Depositary Interests representing securities issued by us and to provide certain other services in connection with such Depositary Interests are summarised below.

          The Depositary assumes certain specific obligations including, for example, to arrange for the Depositary Interests to be admitted to CREST as participating securities. We agree to provide such assistance, information and documentation to the Depositary as is reasonably required by the Depositary for the purposes of performing its duties, responsibilities and obligations under the Deed Poll and the Depositary Agreement.

          Under the Depositary Agreement, we have agreed to notify the Depositary of the laws and regulations applicable in connection with any corporate transaction or action that we may undertake after Admission.

          The Depositary is to indemnify us against claims made against us which arises from the Depositary's fraud, negligence or wilful default We are to indemnify the Depositary for loss suffered by reason of its performance of its obligations under the Depositary Agreement.

          The Depositary Agreement has a term of three years and is thereupon subject to termination on six months' notice. Both we and the Depositary may terminate the Depositary Agreement within 21 days of giving notice of material breach by the other party which breach is not remedied or upon the other party's bankruptcy or lack of authorisation to perform its duties under the Depositary Agreement.

          We are to pay certain fees and charges, including, among other things, an annual fee and certain CREST related fees. The Depositary is also entitled to recover reasonable out-of-pocket fees and expenses.

PART XXIII: ADDITIONAL INFORMATION

1       Incorporation

1.1
Samsonite Corporation was initially incorporated under the name of KALK International, Inc., and the date of filing of our original Certificate of Incorporation with the Secretary of State of the State of Delaware was May 4, 1987. On May 15, 1987, we changed our name to Esmark International, Inc. On June 2, 1993, we changed our name to E-II Holdings Inc. On July 14, 1995, we changed our name to Samsonite Corporation.

1.2
Our registered office in Delaware is c/o Prentice-Hall Corporation System, Inc., 2711 Centerville Road, Ste. 400, Wilmington, Delaware 19808. Our principal corporate office is at 575 West Street, Mansfield, Massachusetts 02048 (the telephone number is +1 508 851 1400). In May 2006, we opened a new executive office at Samsonite House, 4 Mondial Way, Harlington, Middlesex UB3 5AR, United Kingdom, where our Chief Executive Officer and executives responsible for core global functions are or will be based. The telephone number for our new executive office is +44 20 8564 4200.

1.3
The principal legislation under which Samsonite Corporation operates is the Delaware General Corporation Law, or DGCL.

1.4
The liability of our stockholders is limited. Under the DGCL a stockholder of a corporation is not personally liable for the acts of the corporation, save that a stockholder may become personally liable by reason of his or her own acts.

2.      Share Capital

  On or prior to Admission, each of our issued and outstanding Shares will be reclassified and combined into a number of Shares represented by the ratio of one-for-3.5 Shares, as described in paragraph 2.5 below. The historic share numbers and other share related information presented in this section have been adjusted to reflect what such share numbers and other share related information would have been had the one-for-3.5 stock consolidation already taken place at the relevant time.

2.1
As of the date of this document, we have one class of shares in issue, having a par value of $0.01 per share, namely our shares of common stock, or the Shares. In connection with certain reorganisation transactions, all shares of our previously outstanding 2003 convertible preferred stock have been converted into Shares and, as of the date of this document, there are no shares of 2003 convertible preferred stock outstanding.

2.2
As of the date of this document, we are authorised to issue 1,002,000,000 shares, consisting of 1,000,000,000 Shares and 2,000,000 shares of preferred stock. Our existing authorised and issued fully paid up share capital as of June 26, 2007 (being the latest practicable date prior to publication of this document), follow the stock consolidation described in paragraph 2.5 below, was:

Authorised share capital number	Type of shares	Issued share capital number
1,000,000,000	Shares of Common Stock	212,122,992
2,000,000	Shares of Preferred Stock	—
2.3
Our authorised and issued fully paid up share capital, following the stock consolidation described in paragraph 2.5 below and the issue of Shares by us in the global offering, as it is expected to be immediately following Admission, is:

Authorised share capital number	Type of shares	Issued share capital number
1,000,000,000	Shares of Common Stock
2,000,000	Shares of Preferred Stock	—
2.4
The following changes to our issued share capital have occurred since the start of fiscal year 2005.

(a)
Fiscal year 2005

    During fiscal year 2005, 50 shares of 2003 convertible preferred stock were converted into 36,967 Shares. As of January 31, 2005, we had 159,932 shares of 2003 convertible preferred stock outstanding and 64,238,488 Shares outstanding. We also had warrants to purchase

    4,433,112 Shares at an exercise price of $2.625 per Share outstanding, in addition to warrants to purchase 236,673 Shares at an exercise price of $45.57 per Share outstanding.

    In addition, 15,428,571 stock options were granted and 141,596 stock options were cancelled or forfeited, leaving us with a total of 15,783,632 stock options outstanding. 3,000,000 shares of treasury stock remained outstanding.

  (b)
  Fiscal year 2006

    During fiscal year 2006, 850 shares of 2003 convertible preferred stock were converted into 664,262 Shares. As of January 31, 2006, we had 159,082 shares of 2003 convertible preferred stock outstanding and 64,902,750 Shares outstanding. We also had warrants to purchase 4,433,112 Shares at an exercise price of $2.625 per Share outstanding, in addition to warrants to purchase 236,673 Shares at an exercise price of $45.57 per Share outstanding.

    In addition, 11,314,285 stock options were granted and 7,104,844 stock options were cancelled or forfeited, leaving us with a total of 19,993,073 stock options outstanding. 3,000,000 shares of treasury stock were retired, leaving no treasury stock outstanding.

  (c)
  Fiscal year 2007

    During fiscal year 2007, 159,071 shares of 2003 convertible preferred stock were converted into 147,094,902 Shares. As of January 31, 2007, we had 212,001,795 Shares outstanding. We also had warrants to purchase 4,433,112 Shares at an exercise price of $1.8025 per Share outstanding, in addition to warrants to purchase 303,146 Shares at an exercise price of $35.595 per Share outstanding. The exercise prices of such warrants were reduced from the previous exercise prices of $2.625 per Share outstanding and $45.57 per Share outstanding, respectively, to account for the dilutive effects of the $0.805 per Share dividend that we paid on January 5, 2007.

    In addition, 557,142 stock options were granted, 333,363 stock options were cancelled or forfeited, and 4,286 stock options were exercised, leaving us with a total of 20,212,567 stock options outstanding.

  (d)
  Fiscal year 2008 (to June 26, 2007, being the latest practicable date prior to publication of this document)

    During fiscal year 2008 (to June 26, 2007), 11 shares of 2003 convertible preferred stock were converted into 7,483 Shares. As of June 26, 2007, we had 212,122,992 Shares outstanding. We also had warrants to purchase 4,433,112 Shares at an exercise price of $1.8025 per Share outstanding, in addition to warrants to purchase 303,146 Shares at an exercise price of $35.595 per Share outstanding.

    In addition, 1,457,142 stock options were granted, 1,047,348 stock options were cancelled or forfeited, 113,571 stock options were exercised, leaving us with a total of 20,508,790 stock options outstanding.

2.5
On or prior to Admission, each of our issued and outstanding Shares will be reclassified and combined into a smaller number of Shares represented by the ratio of one-for-3.5 Shares. However, no fractional Shares will be issued as a result of this stock consolidation. In lieu of any such fractional share interest, each holder of Shares who would otherwise be entitled to receive a fractional Share is entitled to receive cash in lieu of such fractional Share in an amount equal to the product obtained by multiplying (a) the average of the high-bid and low-asked per share prices of the Shares as reported on the OTC Bulletin Board on the effective date of the stock consolidation by (b) the number of Shares held by such holder that would otherwise have been exchanged for such fractional share interest. The historic share numbers and other share related information presented in this section have been adjusted to reflect what such share numbers and other share related information would have been had the one-for-3.5 stock consolidation already taken place at the relevant time.

2.6
As of June 1, 2007, our employees held approximately 20.5 million options to purchase Shares, of which 17.1 million options were held by our executive officers with the remainder being held by other employees. Grant dates range from January 13, 1997 to June 1, 2007, and expiration dates fall ten years after each option holder's grant date.

  The following table summarises information about outstanding options to subscribe for the Shares as of June 1, 2007:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$1.015 - $34.195	20,487,600	7.4	$1.960	10,612,571	$2.120
2.7
As of June 1, 2007, warrants to purchase 4,736,258 Shares were outstanding. This includes warrants to purchase approximately 4,433,112 Shares at an exercise price of $1.8025 per Share expiring on July 31, 2013, and warrants to purchase 303,146 Shares at an exercise price of $35.595 per Share, which are exercisable until June 2010. For more information on these warrants, see paragraphs 8.6 and 8.7 below. The exercise prices of such warrants were adjusted from the previous exercise prices of $2.625 per Share outstanding and $45.57 per Share outstanding, respectively, to account for the dilutive effects of the $0.805 per Share dividend that we paid on January 5, 2007.

2.8
The new Shares will rank pari passu in all respects with the existing Shares, including the right to receive all dividends and other distributions declared, made or paid after Admission of the Shares.

2.9
Other than as disclosed in this document, we do not have any convertible securities currently in issue.

2.10
Save as disclosed in this document:

(a)
none of our share or loan capital is under option or is the subject of an agreement, conditional or unconditional, to be put under option and there is no current intention to issue any of the authorised and unissued Shares other than as disclosed under paragraphs 2.6 and 2.7 above;

(b)
there are no acquisition rights and/or obligations over authorised and unissued Shares or an undertaking to increase our capital; and

(c)
none of our share or loan capital has been issued for cash or other consideration within the period from January 31, 2003 to the date of this document and no such issue is proposed.

2.11
The Shares are in registered form and may be held in certificated form. The Shares are currently traded in the United States in interdealer and over-the-counter transactions, and price quotations have been available in the "pink sheets" under the symbol "SAMC.OB". Price quotations are also available on the OTCBB in the United States.

2.12
The Shares have been created under the DGCL. The new Shares will be issued under the authority granted at our previous annual general meetings and will be issued pursuant to a resolution of the Board of Directors prior to Admission. Under our certificate of incorporation, holders of our Shares will be entitled to one vote per Share on all matters to be voted on by the stockholders. After payment of any dividends due and owing to the holders of preferred stock, holders of Shares will be entitled to receive dividends declared by the Board of Directors out of funds legally available for dividends. In the event of our liquidation, dissolution or winding up, holders of Shares will be entitled to share in all assets remaining after payment of liabilities and liquidation preferences of outstanding shares of preferred stock. Holders of Shares will have no conversion, subscription or other rights. There will be no redemption or sinking fund provisions applicable to our Shares.

2.13
Any Shares purchased in the global offering or otherwise held by an affiliate of ours may not be resold except pursuant to an effective registration statement filed by us or an applicable exemption from registration, including an exemption under Rule 144 of the Securities Act. In general, under Rule 144 as currently in effect, an affiliate of ours is entitled to sell, within any three month period, a number of Shares that does not exceed the greater of 1 per cent of the then outstanding Shares (approximately             Shares immediately after the global offering) or the average weekly trading volume in our Shares during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain restrictions on the manner of sale, notice requirements, and the availability of current public information about us.

2.14
Under the letter agreement with our Major Stockholders that we will enter into prior to Admission (as described under "Principal and Selling Stockholders — Letter Agreement with Major Stockholders" in Part XIX of this document), the Major Stockholders will have demand registration rights in relation to their Shares. These demand registration rights mean that, subject to certain terms and conditions, each of our Major Stockholders can require us to prepare, file and use our reasonable best efforts to cause to become effective a registration statement in relation to the sale of their Shares. See "Principal and Selling Stockholders — Letter Agreement with Major Stockholders" in Part XIX of this document.

2.15
We have filed with the SEC registration statements on Form S-8 with respect to an aggregate of approximately 27,142,857 Shares issuable or reserved for issuance upon exercise of stock options pursuant to our 1999 Plan and approximately 57,142 Shares under our Directors' Stock Plan.

3.      Subsidiaries

  Samsonite Corporation is the holding company of our group. The following table contains a list of all of our subsidiaries that are significant in terms of our assets and liabilities, financial position or profits and losses. We have a 100 per cent ownership interest, unless otherwise indicated.

Subsidiary	Jurisdiction of Incorporation
C.V. Holdings, Inc.	Colorado
SC International Holdings C.V. (95 per cent limited partnership, with Samsonite Corporation holding 5 per cent)	Netherlands
SC Denmark ApS	Denmark
Samsonite Europe N.V.	Belgium
Samsonite Norway AS	Norway
Samsonite S.A.S.	France
Samsonite Limited	United Kingdom
Samsonite B.V	Netherlands
Samsonite Ges.m.b.H.	Austria
Samsonite GmbH	Germany
Samsonite Hungaria Borond KFT	Hungary
Samsonite Finanziaria S.r.l.	Italy
Samsonite S.p.A. (60 per cent joint venture)(1)	Italy
Samsonite Espana S.A.	Spain
Samsonite AB (Aktiebolag)	Sweden
Samsonite A/S	Denmark
Samsonite AG	Switzerland
Samsonite Slovakia, s.r.o.	Slovakia
Samsonite Sp. z o.o.	Poland
Samsonite Finland Oy	Finland
Samsonite CZ spol. s r.o.	Czech Republic
Samsonite Luggage Hellas SA	Greece
Samsonite CES Holding BV (60 per cent joint venture)	Netherlands
Samsonite O.O.O.	Russia
Samsonite Mauritius Limited	Mauritius
Samsonite South Asia Private Limited (60 per cent joint venture)	India
Samsonite Singapore Pte Ltd	Singapore
Samsonite Asia Limited	Hong Kong
Samsonite Korea Limited (80 per cent joint venture)	Korea
Samsonite (Malaysia) Sdn Bhd	Malaysia
Samsonite Luggage (Ningbo) Co. Ltd.	China
Samsonite International Trading (Ningbo) Co. Ltd.	China

SAM Worldwide Financing BVBA	Belgium
Samsonite Japan Co., Ltd	Japan
Samsonite (Thailand) Co., Ltd. (60 per cent joint venture)	Thailand
Samsonite Australia Pty Limited (70 per cent joint venture)	Australia
Samsonite Middle East FZCO (60 per cent joint venture)	United Arab Emirates
Samsonite Latinoamerica, S.A. de C.V.	Mexico
Samsonite Mexico, S.A. de C.V.	Mexico
Samsonite Peru, S.A.C.	Peru
Samsonite Colombia Limitada	Colombia
Samsonite Canada Inc.	Canada
Samson, S.A. de C.V.	Mexico
Samsonite Mercosur Limited (51 per cent joint venture)	Bahamas
Samsonite Brasil Ltda.	Brazil
Samsonite Argentina S.A.	Argentina
Arife S.A. (70 per cent joint venture)	Argentina
Lonberg Express S.A.	Uruguay
Samsonite Company Stores, Inc.	Indiana
Samsonite Pacific Ltd.	Colorado
Direct Marketing Ventures, Inc.	Colorado
Samsonite Holdings Inc.	Delaware
Astrum R.E. Corp.	Delaware
Lambertson Truex LLC (63 per cent joint venture)	Delaware
Global Licensing Company, LLC	Delaware
McGregor II, LLC	Delaware
Jody Apparel II, LLC	Delaware
Shelf Holdings, Inc.	Delaware
Shelf Acquisition, Inc.	Delaware
SC Chile Uno S.A.	Chile
SC Inversiones Chile Ltda.	Chile
SC Acquisition S.A.	Chile

Note:

(1)
Samsonite S.p.A. also participates in a joint venture in which it holds 40 per cent of the shares of Factory Store 1 S.r.l., an Italian company.

4.      Summary of Certificate of Incorporation, By-Laws and Related Legal Provisions

  The following is a brief summary of certain material provisions of our Certificate of Incorporation and By-Laws, as they will be upon Admission. This section should be read in conjunction with "— Share Capital" set out in paragraph 2 above.

  (a)
  Objects

    Our purpose, as stated in our Restated Certificate of Incorporation, is to engage in any lawful act or activity for which corporations may be organised and incorporated under the DGCL.

  (b)
  Directors

  (i)
  Role and authority

        Our business and affairs are managed by or under the direction of our Board of Directors. The Board of Directors are authorised and empowered to adopt, amend or repeal our By-laws and to appoint a Chairman of the Board, President, Secretary, Treasurer and any other officers they deem proper.

    (ii)
    Number, appointment and retirement of Directors

        Unless otherwise determined by holders of preferred stock pursuant to their rights to elect directors under specific circumstances, we are required to have at least three Directors and not more than fifteen Directors. A Director holds office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualifies, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

    (iii)
    Term

        All Directors serve for a term ending at the annual meeting following the annual meeting at which the Director was elected.

    (iv)
    Filling of vacancies

        Subject to the rights of any series of preferred stock then outstanding, any vacancy on the Board of Directors that results from an increase in the number of Directors may be filled by a majority of the Directors then in office, provided that a quorum is present, and any other vacancy occurring on the Board of Directors may be filled by a majority of the Directors then in office, even if less than a quorum, or by a sole remaining Director. Any Director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining terms as that of his or her predecessor.

    (v)
    Removal from office

        Subject to the rights of the holders of any series of preferred stock then outstanding to elect additional Directors under specified circumstances, any Director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the outstanding shares of capital stock of the Company then entitled to vote at an election of Directors.

    (vi)
    Liability

        No Director shall be personally liable to us or our stockholders for damages for breach of any fiduciary duty owed to us or our stockholders, except for liability: (A) for any breach of such person's duty of loyalty to us or our stockholders; (B) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (C) under Section 174 of the DGCL, which involves unlawful declarations of dividends or other distributions of assets to stockholders or the unlawful purchase of our shares; or (D) for any transaction from which the Director derived an improper personal benefit. Any repeal or modification of the provision regarding limitation of liability must be prospective and must not affect the rights in effect under that provision at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

    (vii)
    Indemnification

        We may indemnify any current or former Director of the Company who is involved in any threatened, pending or completed action or proceeding by reason of the fact that the person is or was a Director against all expense, liability and loss reasonably incurred or suffered in connection with any such action or proceeding to the fullest extent authorised by the DGCL. However, we may indemnify any such Director only if such proceeding was authorised by the Board of Directors and, for so long as the Company has any Shares admitted to the Official List of the Financial Services Authority and admitted to trading on the London Stock Exchange, unless the indemnity has first been approved as a related party transaction, the indemnity provided to Directors shall not entitle any such Director to indemnification in respect of any liability attaching to such

        Director in connection with any negligence, default, breach of duty or breach of trust by him in relation to the Company, where such liability is incurred by such Director:

      (i)
      to the Company itself or to any associated corporation or other entity;

      (ii)
      to pay a fine imposed in criminal proceedings;

      (iii)
      to pay a sum payable to a regulatory authority by way of a penalty in respect of non-compliance with any requirement of a regulatory nature;

      (iv)
      in defending any criminal proceedings in which he is convicted;

      (v)
      in defending any civil proceedings brought by the Company, or any associated corporation or other entity, in which judgment is given against him; or

      (vi)
      in connection with any application to a court which he is entitled to make under the DGCL for relief on the basis of his honest and reasonable conduct with regard to any action taken by him and in which such court declines to grant him such relief.

  (c)
  Board Meetings

  (i)
  Quorum

        A number of Directors equal to at least a majority of the Board of Directors shall constitute a quorum for the transaction of business, but if at any meeting of the Board of Directors there shall be less then a quorum present, a majority of the Directors present may adjourn the meeting from time to time without further notice.

    (ii)
    Amendment of By-Laws

        The By-Laws may be amended, added to, rescinded or repealed at any meeting of the Board of Directors or of the stockholders, provided notice of the proposed change was given in the notice of the meeting and, in the case of a meeting of the Board of Directors, in a notice given not less than two days prior to the meeting.

  (d)
  Indemnification of Agents

    We may indemnify any person who is involved in any threatened, pending or completed action or proceeding by reason of the fact that the person is or was our agent, against any expenses incurred by him or her in connection with such proceeding, to the fullest extent authorised by the DGCL, provided that we may indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorised by the Board of Directors.

  (e)
  Rights Attaching to our Shares

    The Shares are subject to the express terms of any preferred stock. Each Share is equal to each other Share. The holders of Shares are entitled to one vote for each Share on all questions presented to the stockholders.

    Subject to certain exceptions, the DGCL permits a short-form merger, and the cashing out of the minority stockholders, in a situation where the minority interests consist of less than ten per cent of the outstanding shares of each class, and the parent corporation owns 90 per cent or more. The minority stockholders remaining in the target corporation are given a right of appraisal, pursuant to which they can demand an independent appraisal of the value of their shares and they, therefore, do not have to accept the price offered by the controlling stockholder.

    On December 20, 2006, our Board of Directors approved a special cash distribution in an aggregate amount of $175 million, consisting of dividends on our Shares and our then outstanding convertible preferred stock and certain dilution adjustment payments to holders of certain of our outstanding stock options (the "Distribution"). On January 5, 2007, as part of the Distribution we paid dividends in an amount of approximately $0.805 per Share. Other than the dividends paid in connection with the Distribution, we have not declared any cash dividends on our Shares and do not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends will be a business decision to be made by our Board of Directors from time to time based on such considerations as the Board of Directors deems relevant. In addition, dividends are payable only out of funds legally available under

    Delaware law, subject to any restrictions contained in our debt instruments. The payment of dividends on our Shares is currently limited by certain provisions of our senior credit facility.

  (f)
  Majority Approval and Supermajority Approval

    For so long as the Company has any Shares admitted to the Official List of the Financial Services Authority and admitted to trading on the London Stock Exchange, the Company is not permitted, without the affirmative vote of the holders of at least a majority of our shares of capital stock entitled to vote and represented at a meeting of our stockholders (at which a quorum is present) called for such purpose, to issue new shares of capital stock of the Company. The restriction on issuing new shares of capital stock of the Company will not apply to (i) the issue of shares in connection with the global offering, (ii) any issue of shares pursuant to an employee stock option plan, and (iii) any issue of shares resulting from the conversion or exercise of convertible securities, warrants, options or other subscription rights. In addition, until the annual meeting of the stockholders of the Company in 2008, the restriction on issuing new shares of capital stock of the Company will not apply to any issue of shares of any class of capital stock which (together with any other shares issued by the Company in accordance with this exemption since Admission, but excluding any shares issued in accordance with clauses (i) to (iii) of the preceding sentence) comprise less than one third of the total number of issued shares of capital stock of the Company immediately following Admission.

    For so long as the Company has any Shares admitted to the Official List of the Financial Services Authority and admitted to trading on the London Stock Exchange, the Company is not permitted, without the without the affirmative vote of the holders of at least a majority of our shares of capital stock entitled to vote and represented at a meeting of our stockholders (at which a quorum is present) called for such purpose, to make a purchase of its own shares of capital stock other than the purchase of shares of any class of capital stock of the Company (i) in connection with an employee stock option plan, or (ii) to be held in treasury and not retired, reduced or otherwise eliminated. Until the annual meeting of the stockholders of the Company in 2008, the restriction on purchasing shares of capital stock of the Company will not apply to the purchase by the Company of shares of capital stock which (together with any other shares purchased by the Company in accordance with this exemption since Admission, but excluding any shares purchased in accordance with clauses (i) and (ii) of the preceding sentence) comprise less than 10 per cent of the total number of issued shares of capital stock of the Company immediately following Admission.

    For so long as the Company has any Shares admitted to the Official List of the Financial Services Authority and admitted to trading on the London Stock Exchange, the Company is not permitted, without the affirmative vote of the holders of at least 75 per cent of our shares of capital stock entitled to vote and represented at a meeting of our stockholders (at which a quorum is present) called for such purpose, (a) to amend or alter our certificate of incorporation, (b) to issue preferred stock, or (c) to waive pre-emptive rights (as described in paragraph (h) below).

  (g)
  Variation of Preferred Stock

    Preferred stock may be issued from time to time in one or more series. Subject to obtaining an affirmative vote of the holders of at least 75 per cent of our shares of capital stock entitled to vote and represented at a meeting of our stockholders (at which a quorum is present) called for such purpose, the Board of Directors is authorised to provide for the issuance of shares of preferred stock in series and, by filing a certificate of designation pursuant to Delaware law, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof.

  (h)
  Pre-Emptive Rights

    For so long as the Company has any Shares admitted to the Official List of the Financial Services Authority and admitted to trading on the London Stock Exchange, unless such pre-emptive rights have been waived by the affirmative vote of the holders of at least 75 per cent of our shares of capital stock entitled to vote and represented at a meeting of the stockholders (at which a quorum is present) called for such purpose, the Company may not issue for sale any equity securities (as described below) on any terms unless such equity securities have first been offered to existing holders of our equity securities on a pre-emptive and pro rata basis. Such pre-emptive rights will not apply to (i) the issue of Shares in connection with the global offering, (ii) any issue of equity securities pursuant to an employee stock option plan, (iii) any issue of equity securities resulting from the conversion or exercise of convertible securities, warrants, options or other subscription rights which were themselves, if offered after Admission, offered to existing holders on a pre-emptive and pro rata basis, (iv) any issue of equity securities resulting from the conversion of stock or other securities of any other corporation pursuant to a merger, acquisition or other corporate reorganisation, and (v) any issue of equity securities for consideration, wholly or partly, otherwise than in cash. In addition, until the annual meeting of the stockholders of the Company in 2008, such pre-emptive rights will not apply to any issue of equity securities which (together with any other equity securities issued in accordance with this exemption since Admission, but excluding any equity securities issued in accordance with paragraphs (i) to (v) of the preceding sentence) comprise less than 5 per cent of the total number of issued shares of the Company immediately following Admission. Equity securities comprise (a) shares of our common stock, or a right to subscribe for, or to convert securities into, shares of our common stock, and (b) any other shares of our capital stock other than shares which carry a right to participate only up to a specified amount in dividend distributions or distributions to stockholders upon liquidation, dissolution or winding up of the Company.

  (i)
  Alteration of Certificate of Incorporation and Rights

    Subject to obtaining the approval of an affirmative vote of the holders of at least 75 per cent of the shares of capital stock entitled to vote and represented at a meeting (at which a quorum is present) called for such purpose, we may amend, alter, change or repeal any provision contained in our Restated Certificate of Incorporation or any preferred stock designation, provided that no preferred stock designation may be amended after the issuance of any shares of the series of preferred stock created thereby except in accordance with the terms of such preferred stock designation.

  (j)
  Transfer of Stock

    The interest of each of our stockholders is evidenced by certificates for shares of stock. Shares of our common stock are freely transferable under our Restated Certificate of Incorporation and By-Laws. Shares of our stock are transferred on our books upon surrender for cancellation of certificates for the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as we or our agents may reasonably require.

  (k)
  Stockholders' Meetings

  (i)
  Notice

        Stockholders must receive written notice of every meeting of stockholders not less than ten nor more than sixty days before the date of the meeting.

    (ii)
    Quorum

        Except as otherwise provided by law or our Restated Certificate of Incorporation, the holders of a majority of our outstanding shares entitled to vote, represented in person or by proxy, constitute a quorum at a meeting of stockholders, except when specified business is to be voted on by a class or series voting as a class, the holder of a majority of the shares of such class or series will constitute a quorum for the transaction of such business.

  (l)
  Disclosure of Beneficial Ownership

    Under the U.S. Securities Exchange Act of 1934, or the Exchange Act, any person who is the beneficial owner of more than ten per cent of any registered class of equity securities (other than certain exempt securities), or who is a director or officer of the issuer of such security, must file statements disclosing such ownership with the SEC. Such statements include, as applicable, the total amount of beneficial ownership of the equity securities, any such changes in ownership, and purchases and sales of certain security based swap agreements.

    Additionally, pursuant to Section 13(d) of Exchange Act, any person who, after acquiring beneficial ownership of any equity security of a class that is registered under Section 12 of the Exchange Act, such as our Shares, beneficially owns more than five per cent of such class of securities must file on the appropriate form with the SEC and send us and the exchange on which our securities are traded a statement that discloses certain information related to such person's ownership of our securities.

    Under European Commission Directive 2004/109/EC, or the Transparency Directive, where a shareholder acquires or disposes of shares of an issuer with securities admitted to trading on a regulated market (such as the London Stock Exchange), and to which voting rights are attached, that shareholder must notify the issuer when the proportion of voting rights they hold reaches, exceeds or falls below certain thresholds. These thresholds also apply to issuers incorporated outside of the European Union, such as Samsonite, if they choose to become listed on a regulated market in the European Union. The thresholds set by the Transparency Directive at which a shareholder must make a notification are 5 per cent, 10 per cent, 15 per cent, 20 per cent, 25 per cent, 30 per cent, 50 per cent and 75 per cent. These provisions of the Transparency Directive were implemented in the United Kingdom on January 20, 2007.

    Pursuant to our Restated Certificate of Incorporation, for so long as the Company has any Shares admitted to the Official List of the Financial Services Authority and admitted to trading on the London Stock Exchange, each stockholder who from time to time becomes or ceases to be interested in 3 per cent of the voting power of the outstanding shares of capital stock of the Company is required to notify such interest to the Company upon acquisition or disposal of such interest. Any stockholder who has an interest of 3 per cent or more of the voting power of the outstanding shares of capital stock of the Company is required to notify the Company on any occasion that such stockholder's interest increases or decreases by one or more percentage points. In addition, during the period from the time when public disclosure is made of a proposed or possible offer in accordance with the takeover provisions as described in paragraph (n) below until the time that such offer becomes or is declared unconditional as to acceptances or expires, the ownership threshold at which a notification is required to be made to the Company is reduced from 3 per cent to 1 per cent during the relevant offer period. Each stockholder is also required to notify the Company if any other person acquires or ceases to have a notifiable interest in shares of our capital stock, or to use his commercially reasonable efforts to cause such other person to make the requisite notification. Following a default in respect of such obligation, our Board of Directors may in its sole discretion determine that such stockholder shall not (for so long as the default continues) be entitled to vote at our stockholders' meetings in respect of shares of our capital stock held by such stockholder. Prior to the amendments to our Certificate of Incorporation, the voting rights of the holders could not be so restricted. Our Board of Directors may determine that the voting restriction shall cease to apply at any time. If we receive the information required or such stockholder sells its entire holding of shares of our capital stock in a transaction that the Board determines to be a bona fide sale to a person not acting in concert with such stockholder, the voting restriction shall cease to apply.

    In order to enforce the provision of information and disclosure of beneficial ownership amendments described above, the Company intends to review on a regular basis the holdings by record holders of its Shares and will request that the Company's transfer agent advise the Company if any stockholder holds of record in excess of 3 per cent of the Company's outstanding Shares. In addition, the Company intends to monitor on a regular basis filings on Schedule 13D and Schedule 13G, filings under Rule 13f-1 of the Exchange Act, and other publicly available information to determine the beneficial ownership of its Shares, recognising that certain of such filings are only required to be made by stockholders beneficially owning in excess of 5 per cent of its Shares. There can be no assurance that such activities will enable the Company to effectively identify stockholders whose beneficial interests exceed 3 per cent of the voting power of the Company's outstanding capital stock.

  (m)
  Transactions with Interested Stockholders

    Section 203 of the DGCL prohibits certain transactions between a Delaware corporation and an "interested stockholder", which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15 per cent or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10 per cent of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder acquired its stock, unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder acquired shares, (ii) the interested stockholder acquired at least 85 per cent of the voting stock of the corporation in the transaction in which it became an interested stockholder or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of at least two-thirds of the votes entitled to be cast by disinterested stockholders at an annual or special meeting. A Delaware corporation, pursuant to a provision in its certificate of incorporation or by-laws, may elect not to be governed by Section 203 of the DGCL in which case such election becomes effective one year after its adoption (provided that the amendment to the certificate of incorporation or by laws adding such a provision is approved by the affirmative vote of a majority of the shares entitled to vote). We have elected not to be governed by Section 203 of the DGCL and such election is already effective.

    In addition, to deter insiders (which include directors, officers and holders of 10 per cent or more of our issued share capital) from profiting on short-term trading transactions in the equity securities of an issuer on the basis of undisclosed information, Section 16(b) of the Exchange Act requires such persons to disgorge the "statutory profit" realised by him or her in either a purchase and sale or a sale and purchase (or any number of these transactions) of equity securities of the issuer (including derivative securities) which takes place within any six-month period. The obligation to remit any profits to the issuer is without regard to whether the person trading had possession of material non-public information or even whether such information existed. Directors, officers and holders of 10 per cent or more of our issued share capital are also specifically prohibited under Section 16(c) of the Exchange Act from making any "short sale" of an issuer's equity securities in most circumstances.

  (n)
  Takeover Provisions

    For as long as we have any Shares admitted to the Official List of the Financial Services Authority and traded on the London Stock Exchange, subject to the DGCL and applicable Delaware law, and subject as provided in the paragraph below, any person that acquires beneficial ownership of shares of our capital stock representing 30 per cent or more of our voting power is required to make a mandatory offer for the remaining shares of our capital stock at the highest price such person has paid for shares of our capital stock during the offer period or within the preceding 12 months. In addition, any person that beneficially owns shares of our capital stock representing between 30 per cent and 50 per cent of our voting power and that then acquires additional shares of our capital stock representing 1 per cent or more of our voting power must also make such a mandatory offer. Any such mandatory offer must be made in cash or be accompanied by a cash alternative. The shareholdings of stockholders who act in concert are considered as one shareholding in determining whether the 30 per cent barrier has been breached or whether a shareholding between 30 per cent and 50 per cent has been increased. If any stockholder is required to make a mandatory offer in accordance with these provisions, but fails to do so, then the shares of our capital stock held by such stockholder which resulted in such stockholder being required to make a mandatory offer shall not (for so long as the default continues) be entitled to vote at our stockholders' meetings. This voting restriction will cease to apply if such stockholder sells the shares of our capital stock which resulted in such stockholder being required to make a mandatory offer in a transaction that the Board determines to be a bona fide sale to a person not acting in concert with such stockholder.

    The general rule described above in relation to the requirement to make a mandatory offer is subject to the following qualifications and exceptions:

    (i)
    in the event that the shareholding of any Major Stockholder (when aggregated with the shareholdings of other stockholders who are or are deemed to be acting in concert with him, if any) represents between 30 per cent and 50 per cent of our voting power, such

      Major Stockholder and any person acting in concert with such Major Stockholder will only be required to make a mandatory offer if:

      (A)
      the shareholding of such Major Stockholder (when aggregated with the shareholdings of other stockholders who are or are deemed to be acting in concert with him, if any) is increased through the acquisition of voting securities to an aggregate stockholding representing (i) if such Major Stockholder is not acting in concert with any other Major Stockholder, an increase of 1 per cent or more of our voting power above the shareholding of such stockholder immediately following Admission; or (ii) if such Major Stockholder is or is deemed to be acting in concert with one other Major Stockholder, an increase of 2 per cent or more of our voting power above the aggregate shareholding of the two relevant Major Stockholders immediately following Admission; or (iii) if such Major Stockholder is or is deemed to be acting in concert with both the other Major Stockholders, an increase of 3 per cent or more of our voting power above the aggregate shareholding of the Major Stockholders immediately following Admission; and

      (B)
      a majority of our Board of Directors determines in its absolute discretion that the U.K. Panel on Takeovers and Mergers would be reasonably likely to have required a mandatory offer to be made in these circumstances if we had been a public company incorporated in England and subject to its jurisdiction; and

    (ii)
    in the event that the shareholding of any Major Stockholder (when aggregated with the shareholdings of other stockholders deemed to be acting in concert with him, if any) increases to a level where the takeover provisions described above would otherwise require such Major Stockholder to make a mandatory offer, and such increase was due to:

    (A)
    the exercise of rights, or performance of obligations, under the Executive Stockholders Agreement, the CEO Stockholders Agreement, the letter agreement to be entered into between us and the Major Stockholders (as described under "Principal and Selling Stockholders — Letter Agreement with Major Stockholders" set out in Part XIX of this document) or any other agreement entered into between us and the Major Stockholders prior to Admission;

    (B)
    ordinary corporate activity carried out by us, such as a reduction in our share capital; or

    (C)
    the redelivery of shares of our capital stock to such Major Stockholder upon the termination of a stock borrowing arrangement made on arms' length commercial terms,

    then, notwithstanding such increase, such Major Stockholder will not be required to make such a mandatory offer.

    Any increase in the shareholding of a Major Stockholder in the circumstances described in paragraph (ii) above will be disregarded for the purposes of calculating whether any increase in the holding or the aggregate holding referred to in paragraph (i) above has been met.

    Subject to the Sponsors' Stockholders Agreement described in paragraph 8.3 of this Part XXIII being terminated on or prior to Admission, and notwithstanding the provisions of the letter agreement to be entered into between us and the Major Stockholders (as described under "Principal and Selling Stockholders — Letter Agreement with Major Stockholders" set out in Part XIX of this document), our Board of Directors does not consider the Major Stockholders, as of the date of Admission, to be acting in concert for the purposes of applying the takeover provisions described above. Notwithstanding this, following Admission, should the arrangements between the Major Stockholders in relation to how they exercise their voting rights in the Company change or should other circumstances of the Major Stockholders change and one of them or their concert parties acquires voting shares in us, the issue of whether the Major Stockholders are acting in concert for the purposes of the takeover provisions described above will be determined by our Board of Directors at the relevant time by reference to all the relevant circumstances then existing.

  (o)
  Provision of Information to Samsonite

    Subject to the DGCL and applicable Delaware law, for so long as the Company has any Shares admitted to the Official List of the Financial Services Authority and admitted to trading on the London Stock Exchange, any stockholder of the Company or any other person appearing to be the beneficial owner of shares of our capital stock held by such stockholder, can be required by us to provide information concerning the beneficial ownership and voting rights of such shares. If any such stockholder has been duly served with a written notice from us demanding information concerning the beneficial ownership and voting rights of his shares, and the Company has not received within a reasonable time specified in such notice the information requested or, if in purported compliance with such notice, the Company has received a statement which is false or inadequate in a material respect, our Board of Directors may in its sole discretion determine that such stockholder shall not (for so long as the default continues) be entitled to vote at our stockholders' meetings in respect of shares of our capital stock held by such stockholder. Our Board of Directors may determine that the voting restriction shall cease to apply at any time. If we receive the information required or if such stockholder sells its entire holding of shares of our capital stock in a transaction that the Board determines to be a bona fide sale to a person not acting in concert with such stockholder, the voting restriction shall cease to apply.

  The inclusion of the provisions described in paragraphs (f), (h), (n), and (o) is not required for the Shares to be admitted to the Official List of the U.K. Financial Services Authority and to trading on the London Stock Exchange. However, we have included these provisions and certain other provisions described above in our Restated Certificate of Incorporation because similar provisions have been included in the charters of other Delaware corporations that have listed their shares on an exchange in the United Kingdom. The affirmative obligations imposed on our stockholders by these provisions are modeled on provisions that, under English law, are automatically applicable to companies incorporated in England and listed on the Official List of the U.K. Financial Services Authority and traded on the London Stock Exchange. However, these provisions of English law would not bind the Company, as it is a Delaware corporation, even if the Company's shares were admitted to listing on the Official List of the U.K. Financal Services Authority and to trading on the London Stock Exchange. These provisions therefore introduce into the Company's charter certain provisions that would not otherwise apply to a U.S. incorporated company. The validity of these provisions has not been determined by any Delaware or other U.S. court, and there can be no assurance that these provisions would be upheld or enforced by a Delaware or other U.S. court in any or all respects or, if upheld and enforced, that a Delaware or other U.S. court would construe these provisions in the same way as an English court or the Panel on Takeovers and Mergers in the United Kingdom might. Notwithstanding the foregoing, the Company is not aware of any relevant court or jurisdiction that has not upheld or enforced similar provisions, nor is the Company aware of any Delaware or other relevant U.S. court that has construed these provisions differently than an English court or the Panel on Takeovers and Mergers in the United Kingdom.

5.      Directors' and Executive Officers' Interests

5.1
The interests of our Directors, executive officers and their immediate families (all of which are beneficial unless otherwise stated) in our issued share capital which:

(a)
have been reported pursuant to the Exchange Act by each Director and by each executive officer; or

(b)
are interests of a connected person, which means a spouse, child or step-child, a body corporate controlled by that Director or officer, or any person acting as trustee of a trust the beneficiaries including that director, officer or his or her spouse or any of his or her children or step-children or a body corporate controlled by him or her or a business partner of his or hers, if the connected person were a Director or executive officer, be required to be disclosed under paragraph 5.1(a) above and the existence of which is known to or with reasonable diligence be ascertained by that Director or executive officer, were, immediately prior to the global offering, as follows:

	Prior to the global offering			Following the global offering(1)
Name	Number of Shares		Percentage of issued share capital(2)	Number of Shares	Percentage of issued share capital
Directors
John Allan	—		—	—	—
Marcello Bottoli	6,889,638	(3)	3.2%			%
Richard H. Wiley	1,257,776	(4)	*		*
Charles J. Philippin	—		—	—	—
Ferdinando Grimaldi Quartieri	—	(5)	*		*
Antony P. Ressler	—	(6)	—	—	—
Lee Sienna	—	(7)	—	—	—
Donald L. Triggs	—		—	—	—
Richard T. Warner	—		—	—	—
Executive Officers
Thomas Korbas	663,231	(8)	*		*
Giuseppe Fremder	850,748	(9)	*		*
Marc Matton	592,183	(10)	*		*
Arne Borrey	523,435	(11)	*		*
Shashi S. Dash	553,390	(12)	*		*
Deborah Rasin	8,571	(13)	*		*
Ramesh Tainwala	474,000	(14)	*		*
Quentin Mackay	278,571	(15)	*		*
Shawn Cox	—		*		*

Notes:
* Less than 1 per cent.
  (1)
  Assuming that the offer price is at the mid-point of the offer price range and no exercise of the over-allotment option.

  (2)
  Ownership percentages are calculated in the following manner: the numerator consists of each beneficial owner's holdings and options held that are exercisable as of June 1, 2007. The denominator is the sum of (i) all outstanding Shares and (ii) all options that are held by such beneficial owner and were exercisable as of June 1, 2007.

  (3)
  Represents options held by Stonebridge to purchase 5,142,857 Shares exercisable as of June 1, 2007.

  (4)
  Includes options to purchase 964,642 Shares exercisable as of June 1, 2007.

  (5)
  Mr. Grimaldi is a managing director of Bain Capital Investors, LLC which is the managing member and manager of Bain Capital (Europe) L.P. By virtue of this relationship, Mr. Grimaldi may be deemed to share voting and dispositive control of all Shares held by Bain Capital (Europe) L.P., but Mr. Grimaldi disclaims beneficial ownership of those Shares, except to the extent of his pecuniary interests therein.

  (6)
  Does not include the Shares held by Ares and its affiliates, of which Mr. Ressler disclaims beneficial ownership.

  (7)
  Does not include the Shares held by OTPP, of which Mr. Sienna, a Vice President of the private equity group of OTPP, disclaims beneficial ownership.

  (8)
  Includes options to purchase 479,428 Shares exercisable as of June 1, 2007.

  (9)
  Includes options to purchase 477,142 Shares exercisable as of June 1, 2007.

  (10)
  Includes options to purchase 482,142 Shares exercisable as of June 1, 2007.

  (11)
  Includes options to purchase 477,200 Shares exercisable as of June 1, 2007.

  (12)
  Includes options to purchase 475,714 Shares exercisable as of June 1, 2007.

  (13)
  Represents options to purchase 8,571 Shares exercisable as of June 1, 2007.

  (14)
  Represents options to purchase 474,000 Shares exercisable as of June 1, 2007.

  (15)
  Represents options to purchase 278,571 Shares exercisable as of June 1, 2007.

5.2
As of June 1, 2007, our Directors and executive officers were potential beneficiaries in respect of a total of 12,370,118 Shares, including their options that are exercisable as of June 1, 2007.

5.3
Save as disclosed in paragraphs 5.1 and 5.2 above, none of our Directors or executive officers or any connected person (as described above) has any interest, whether beneficial or non-beneficial, in the share capital of Samsonite Corporation or any of its subsidiaries.

5.4
The Directors are aware that the persons set out below are, or will immediately following the global offering be, interested in 3 per cent or more of our issued share capital:

	Prior to the global offering		Following the global offering(1)
Name	Number of Shares	Percentage of issued share capital(2)	Number of Shares	Percentage of issued share capital
Ares Management, LLC	82,756,408(3)	38.23%			%
Bain Capital (Europe) L.P.	51,165,256(4)	24.13%			%
Ontario Teachers' Pension Plan Board	51,165,256(5)	24.13%			%

Notes:
  (1)
  Assuming that the offer price is at the mid-point of the offer price range and no exercise of the over-allotment option. The exact number of Shares to be sold by the Major Stockholders in the global offering is subject to change.

  (2)
  Ownership percentages are calculated in the following manner: the numerator consists of each beneficial owner's holdings, options held that are exercisable as of June 1, 2007 and, for our Major Stockholders, warrants to purchase Shares. The denominator is the sum of (i) all outstanding Shares and (ii) all options and/or warrants that are held by such beneficial owner and were exercisable as of June 1, 2007.

  (3)
  Includes shares beneficially owned by Ares and certain of its affiliates. Ares has reported shared voting and dispositive power with respect to all of the Shares and warrants to purchase common stock beneficially owned by Ares Corporate Opportunities Fund, L.P., Ares Leveraged Investment Fund, L.P. and Ares Leveraged Investment Fund II, L.P., each of which is managed by affiliates of Ares. Includes warrants to purchase 4,433,112 Shares exercisable as of June 1, 2007 and also includes further warrants to purchase 20,482 Shares exercisable as of June 1, 2007.

  (4)
  Includes warrants to purchase 20,482 Shares exercisable as of June 1, 2007. Bain Capital Investors, LLC is the managing member and manager of Bain Capital (Europe) L.P. and has voting and dispositive control with respect to these of all Shares held by Bain Capital (Europe) L.P.

  (5)
  Includes warrants to purchase 20,482 Shares exercisable as of June 1, 2007.

5.5
There are no differences between the voting rights enjoyed by the stockholders described in paragraphs 5.1 to 5.4 above and those enjoyed by any other holder of our Shares.

6.      Additional Information on the Board and Executive Officers

6.1
The following table shows, in respect of each of the Directors, the names of all companies and partnerships (outside Samsonite Corporation and its group) of which he or she has, at any time in the five years prior to the date of this document, been a director, a partner or a member of the administrative, management or supervisory bodies, as appropriate.

Name	Current	Past
Marcello Bottoli	Ratti S.p.A.	Louis Vuitton
John Allan	Deutsche Post World Net Exel plc National Grid plc	PHS plc Wolseley plc
Charles J. Philippin	CSK Auto Corporation ALH Holding Inc. Joan Holdings Inc.	Competitive Technologies, Inc. Bell Sports, Inc. MW Windows Inc.
Ferdinando Grimaldi Quartieri	Bain Capital, LLC BCIP Associates III Bain Capital Ltd. TeamSystem S.p.A.	Bain Capital (Europe) LLC
Antony P. Ressler	Kinetics Holdings, LLC Marietta Corporation AOT Bedding Holdings WCA Waste Corporation White Energy Co. Ltd.	Allied Waste Industries, Inc. Buhrmann Companies
Lee Sienna	ALH Holding Inc. Easton-Bell Sports Inc. GNC Acquisition Holdings, Inc. GCAN Holdings Inc. AOT Bedding Holdings CFM Corporation	None
Donald L. Triggs	Arise Ventures Ltd.	951550 Ontario Limited Vincor International, Inc.
Richard T. Warner	GarMark Associates II, LLC	Investcorp Securities Ltd. Investcorp International Ltd.
6.2
The business address of all of our Directors and executive officers is Samsonite Corporation, 575 West Street, Mansfield, Massachusetts 02048.

6.3
We have no outstanding indebtedness owed to any of our directors or executive officers.

6.4
None of our Directors or executive officers has at any time within the last five years:

(a)
had any convictions (whether spent or unspent) in relation to offences involving fraud or dishonesty;

(b)
been adjudged bankrupt or been the subject of any individual voluntary arrangement;

(c)
been the subject of any official public incrimination and/or sanctions by statutory or regulatory authorities (including designated professional bodies);

(d)
been disqualified by a court from acting as a director or other officer of any company or from acting in the management or conduct of the affairs of any company;

(e)
been a partner in a partnership which, while he was a partner or within 12 months of his ceasing to be a partner, was put into compulsory liquidation or administration or entered into any partnership voluntary arrangement, or had a receiver appointed over any partnership asset;

(f)
had a receiver appointed with respect to any assets belonging to him; or

(g)
been a director of a company which has been placed in receivership, compulsory liquidation, creditors' voluntary liquidation or administration or which entered into any company voluntary arrangement or any composition or arrangement with its creditors generally or any class of creditors, at any time while he was a director of that company or within 12 months after his ceasing to be a director.

6.5
Save as disclosed in paragraph 6.6 below, none of the Directors has any potential conflicts of interest between their duties to us and their private interests and/or their duties to third parties.

6.6
Certain of our non-executive Directors are employed by or otherwise affiliated with our Major Stockholders and have been appointed to the Board of Directors as nominees of our Major Stockholders in accordance with the terms of the Sponsors' Stockholders Agreement: Antony Ressler is a nominee of Ares, Ferdinando Grimaldi Quartieri is a nominee of Bain Capital and Lee Sienna is a nominee of OTPP. For a summary of the Sponsors' Stockholders Agreement, see "— Sponsors' Stockholders Agreement" under paragraph 8.3 of this Part XXIII. We will, prior to (and conditional upon) Admission, terminate the Sponsors' Stockholders Agreement. On termination of the Sponsors' Stockholders Agreement, we will enter into a letter agreement with our Major Stockholders, pursuant to which, amongst other provisions, and subject to Ares, Bain Capital or OTPP, as the case may be, individually owning at least 10 per cent of our issued and outstanding share capital, each of our Major Stockholders will agree to take all action lawfully within its power to cause the Board of Directors to include one director nominated by Ares, Bain Capital or OTPP, respectively.

6.7
The aggregate emoluments in fiscal year 2007 (including pension contributions and other benefits paid or granted by us) of our Chief Executive Officer, our Chief Financial Officer and our three next most highly compensated executive officers serving in such capacity as of the end of fiscal year 2007, were approximately $10,200,000.

6.8
We expect that the aggregate of cash compensation, employee benefits (excluding grants of equity-based awards or payments in respect of equity-based awards) and pension contributions to be paid by us in fiscal year 2008 to or on behalf of our Chief Executive Officer, our Chief Financial Officer and our three next most highly compensated executive officers serving in that capacity as of the end of fiscal year 2007 will be approximately the same as that with respect to fiscal year 2007.

6.9
Other than as described under "Executive and Director Compensation for Fiscal Year 2007 — Compensation Discussion and Analysis for Fiscal Year 2007 — Service Contracts of Executive Directors and Certain Executive Officers" and "— Potential Payments Upon Termination or Change in Control" set out in Part XI of this document, no benefit, payment or compensation of any kind is payable to any executive Director of Samsonite Corporation upon termination of his or her employment.

7.      Related Party Transactions

  We have entered into advisory agreements with our Major Stockholders, Ares, Bain Capital and OTPP, or their designees referred to in this document as the "Advisory Agreements". The Advisory Agreements provide that we will pay each of these three parties an advisory fee of $500,000 per year for five years beginning July 31, 2003. If any of our Major Stockholders no longer holds at least 33 per cent of the amount of our capital stock that it owned as of the date of the closing of the transactions under the Recapitalisation Agreement described in paragraph 8.2 of this Part XXIII below, the Advisory Agreement between us and that party will terminate. We will, prior to (and conditional upon) Admission, terminate the Advisory Agreements in exchange for the payment to each Major Stockholder of a termination fee in the amount of $500,000.

  Our Indian subsidiary, Samsonite South Asia Pvt. Ltd., or Samsonite South Asia, purchases raw materials from and sells certain raw materials to Tainwala Chemicals and Plastics India Ltd., or Tainwala, Abhishri Polycontainers Pvt. Ltd., or Abhishri Polycontainers, and Abhishri Packagers Pvt., or Abhishri Packagers. Tainwala, Abhishri Polycontainers and Abhishri Packagers are managed and controlled by the family of Dr. Ramesh Tainwala, the Chief Operating Officer of Samsonite South Asia. Dr. Tainwala and his family own a 40 per cent stake in our Indian subsidiary. We purchased raw materials and capital goods from Tainwala, Abhishri Polycontainers and Abhishri Packagers in the amounts of $2,174,000 $2,086,000 and $454,000 during the fiscal years ended January 31, 2007, 2006 and 2005, respectively. We sold raw materials to Tainwala, Abhishri Polycontainers and Abhishri Packagers in the amounts of $823,000 $932,000 and $145,000 during the fiscal years ended January 31, 2007, 2006 and 2005, respectively. In addition, approximately $303,000 $82,000 and $80,000 was paid to entities owned by Dr. Tainwala and his family for office space rent during the fiscal years ended January 31, 2007, 2006 and 2005, respectively.

  On November 7, 2006, Samsonite Corporation, Dr. Ramesh Tainwala and Tainwala Family and Associates, which we refer to together as Tainwala F&A, entered into a joint venture agreement pursuant to which they agreed to establish Samsonite Arabia FZCO, a free zone company in the Jebel Ali Free Zone in the Emirate of Dubai, United Arab Emirates. Samsonite Arabia FZCO subsequently changed its name to Samsonite Middle East FZCO, or Samsonite Middle East. Tainwala F&A is managed and controlled by the family of Dr. Ramesh Tainwala, the Chief Operating Officer of Samsonite South Asia. Samsonite Middle East is owned 60 per cent by Samsonite Corporation and 40 per cent by Tainwala F&A. Samsonite Corporation and Tainwala F&A initially capitalised Samsonite Middle East with 300,000 United Arab Emirates Dirhams (USD$81,744) and 200,000 United Arab Emirates Dirhams (USD$54,496), respectively. Samsonite Corporation granted Samsonite Middle East certain rights in respect of its patents, trademarks and know-how for use pursuant to the terms and conditions of a license and distribution agreement between them dated November 7, 2006. Under the license and distribution agreement, Samsonite Corporation is entitled to royalties of 5 per cent of Samsonite Middle East's net outside sales, which will be calculated and paid each quarter.

8.      Material Contracts

  Set out below are all of the contracts (not being contracts entered into in the ordinary course of business) to which the Company or any member of its group is or has been a party within the two years immediately preceding the date of this document and which are material, or which contain any provision under which the Company or any member of its group has any obligation or entitlement which is material to the group as at the date of this document.

8.1
Credit Agreement

  We and our principal European subsidiary are borrowers under a $530 million senior secured credit facility, dated as of December 20, 2006, with Merrill Lynch Capital Corporation, as administrative agent, KBC Bank N.V., as European agent, and certain other lenders, including Goldman Sachs Credit Partners L.P. as syndication agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman Sachs Credit Partners L.P. as joint lead arrangers, and Merrill Lynch, Pierce, Fenner & Smith Incorporated as joint bookrunning manager. The credit facility is comprised of a term loan facility in the aggregate principal amount of $450 million and a revolving credit facility in the aggregate principal amount of $50 million and EUR 22.7 million. The term loan facility has a term of seven years and the revolving credit facility has a term of six years. The agreement also allows for letters of credit to be issued on our behalf for up to $20 million and on behalf of our principal European subsidiary for up to EUR 10 million. Loans under the credit facility are available in U.S. dollars, Sterling and Euros.

  As of April 30, 2007, there was $450.0 million outstanding under the term loan facility, there was $18.0 million and EUR 0 outstanding under the revolving credit facility. As of April 30, 2007, there were $6.5 million and EUR 0 of letters of credit outstanding under the facility.

  Interest Rates and Fees.    Borrowings under the credit facility will bear interest, at our option, at either (i) a fixed rate based on the higher of the prime rate or the federal funds rate plus 0.50 per cent in each case, in effect on such date plus the applicable margin (in the case of loans denominated in U.S. dollars) or (ii) a floating rate based on (A) LIBOR plus the applicable margin (in the case of loans denominated in U.S. dollars or Sterling) or (B) EURIBOR plus the applicable margin (in the case of loans denominated in Euros). The applicable margin for term loans is 1.25 per cent, in the case of fixed rate loans, and 2.25 per cent in the case of LIBOR or EURIBOR loans. The applicable margin for revolving loans is 1.25 per cent in the case of fixed rate loans and 2.25 per cent in the case of LIBOR and EURIBOR loans; provided that the applicable margin with respect to revolving loans may be reduced to 2.00 per cent or 1.75 per cent based on a total leverage ratio test. We have entered into an interest rate swap agreement that effectively fixes the interest rate on approximately 50 per cent of the term loans at a weighted average rate of 5.192 per cent per annum for 5 years.

  The credit facility requires payment to the lenders of a commitment fee, payable quarterly in arrears, on any unused commitments under the revolving credit facility equal to 0.50 per cent per annum, as well as other fees; provided that the commitment fee may be reduced to 0.375 per cent based on a total leverage ratio test.

  Scheduled Principal Repayments.    The credit facility requires us to repay the term loan, commencing on March 31, 2007, in an amount of $1,125,000 on each March 31, June 30, September 30 and December 31 of each year. The remaining $419,625,000 is due at maturity on December 20, 2013.

  Mandatory Prepayments.    The credit facility requires us to prepay outstanding loans under the term loan facility:

  •
  with 100 per cent of the net cash proceeds received by us from any sale, transfer or other disposition of any assets, subject to certain exceptions and reinvestments rights;

  •
  with 100 per cent of the net cash proceeds received by us from any insurance recovery or condemnation event, subject to certain exceptions and reinvestment rights;

  •
  with 100 per cent of the net cash proceeds from the incurrence of any indebtedness by us, subject to certain exceptions;

  •
  with 50 per cent of the net cash proceeds from the issuance of equity interests, subject to certain exceptions; provided that the amount of outstanding term loans to be prepaid with the net cash proceeds from the issuance of any equity interests may be reduced based on a total leverage ratio test; and

  •
  with 50 per cent of consolidated excess cash flow (as defined in the credit facility) for any fiscal year commencing with fiscal year 2008; provided that the amount of outstanding term loans to be prepaid with consolidated excess cash flow may be reduced based on a total leverage ratio test.

  Voluntary Prepayments.    Voluntary prepayments may be made without premium or penalty (except for customary breakage costs if paid on a date prior to the last day of an interest period) subject to certain minimum principal amounts.

  Financial Covenant.    The credit facility requires that our Total Leverage Ratio (as defined below) as of the end of any fiscal quarter set forth below must not exceed the ratio set forth for such fiscal quarter.

Fiscal Quarter	Ratio
March 31, 2007	4.50:1
June 30, 2007	4.50:1
September 30, 2007	4.50:1
December 31, 2007	4.50:1
March 31, 2008	4.50:1
June 30, 2008	4.50:1
September 30, 2008	4.50:1
December 31, 2008	3.50:1
March 31, 2009	3.50:1
June 30, 2009	3.50:1
September 30, 2009	3.50:1
December 31, 2009 and thereafter	2.50:1

  "Total Leverage Ratio" means the ratio, as of any date of determination, of (i) consolidated net debt (as defined in the credit facility) to (ii) consolidated adjusted EBITDA (as defined in the credit facility) for the most recent test period ended on or prior to that date.

  Other Covenants.    Our credit facility contains customary affirmative covenants, negative covenants and restrictions, including, among others, and subject to customary baskets and other exceptions, limitations on or prohibitions against the incurrence, assumption or guarantee of other indebtedness, liens, dividends and other restricted junior payments, investments, dispositions of assets or subsidiary interests, mergers, certain fundamental changes in the nature of our business, sale-leaseback transactions and affiliate transactions.

  Collateral.    Our obligations under the U.S. dollar revolving credit facility and our other obligations are secured by, among other things, our U.S. personal property, guarantees from all of our U.S. subsidiaries, and pledges of 100 per cent of the capital stock of our U.S. subsidiaries, 100 per cent of the equity interests of SC International Holdings C.V., a Dutch limited partnership, held by C.V.

  Holdings, Inc., a direct wholly owned subsidiary of ours and 65 per cent of the capital stock of our Canadian subsidiary and certain of our other material non-domestic subsidiaries (other than SC International Holdings C.V.). Our obligations under the Euro revolving credit facility and the other obligations of our European affiliate are secured by, among other things, guarantees from us and our U.S. subsidiaries and all non-U.S. material subsidiaries, and pledges of 100 per cent of the capital stock of our European affiliate, S.C. Denmark ApS, and SC International Holdings C.V.

  Events of Default.    Our credit facility contains certain customary events of default, including but not limited to failure to pay principal or interest or other amounts when due, breach of certain covenants or representations, cross-defaults to certain other agreements and indebtedness in excess of specified amounts, judgment defaults in excess of specified amounts, certain events of bankruptcy and insolvency, dissolution, certain ERISA-related defaults, a change of control, and a failure of any guarantee or security document supporting the credit facility to be in full force and effect.

8.2    Recapitalisation Agreement

  On May 1, 2003, we entered into a Recapitalisation Agreement with the Major Stockholders which are Ares, Bain Capital and OTPP.

  As part of the recapitalisation, the Major Stockholders made a cash investment of $106 million in Samsonite in exchange for shares of newly issued 2003 convertible preferred stock. In connection with the investment, Samsonite, the Major Stockholders and an affiliate of Ares that owned shares of our pre-existing preferred stock entered into the Sponsors' Stockholders Agreement described in paragraph 8.3 below with respect to, among other things, the ownership of the 2003 convertible preferred stock and our corporate governance following the recapitalisation.

  After receipt of the approval of the holders of common stock and the holders of existing preferred stock to amend the terms of the existing preferred stock, we converted all of our outstanding existing preferred stock into a combination of shares of our 2003 convertible preferred stock and shares of our common stock, or a combination of shares of our common stock and warrants, at each of the holder's election.

8.3    Sponsors' Stockholders Agreement

  As part of the recapitalisation that we completed in July 2003, the Major Stockholders acquired shares of our 2003 convertible preferred stock. In connection with such acquisition, we entered into a stockholders agreement, dated as of July 31, 2003, with the Major Stockholders and Ares Leveraged Investment Fund, L.P., an affiliate of Ares (referred to in this document as the "Sponsors' Stockholders Agreement"). The Sponsors' Stockholders Agreement includes, among others, the following provisions:

  •
  an agreement by the Major Stockholders to take all action lawfully within their power to cause the Board of Directors to have a certain agreed composition;

  •
  the grant to the Major Stockholders of certain demand registration rights (where our Major Stockholders can demand that we register an offering of their Shares in the Company);

  •
  the grant to the Major Stockholders of certain piggyback registration rights (where we are proposing to register, whether or not for our own account, any of our Shares or other equity interests in connection with a public offering);

  •
  an agreement by the Major Stockholders not to transfer their securities in us, other than in accordance with the provisions of the Sponsors' Stockholders Agreement;

  •
  the grant of rights of first offer to the other Major Stockholders in relation to any transfers that a Major Stockholder proposes to make of its securities in the Company;

  •
  in relation to certain sales that a Major Stockholder proposes to make of its securities in the Company, the grant to the other Major Stockholders of tag along rights and, in certain circumstances, the grant to the selling Major Stockholder of drag along rights;

  •
  an agreement by the Major Stockholders not to transfer any securities in the Company without the registration of the transfer of such securities under the Securities Act (if required); and

  •
  an agreement to abide by lock-up restrictions for a certain agreed period following any underwritten primary or secondary offering of our equity securities.

  Prior to (and conditional upon) Admission, we will terminate the Sponsors' Stockholders Agreement.

8.4    Executive Stockholders Agreement and CEO Stockholders Agreement

  Approximately 60 of our executives (referred to in this document as the "Executives"), which include our executive officers, acquired from our Major Stockholders shares of our 2003 convertible preferred stock (which have since been converted into shares of our common stock) and/or have been granted options to purchase Shares. We and our Major Stockholders entered into a stockholders agreement, dated as of September 23, 2003, with the Executives (referred to in this document as the "Executive Stockholders Agreement"). We and our Major Stockholders entered into a similar stockholders agreement, dated as of March 2, 2004, with our Chief Executive Officer, Mr. Marcello Bottoli, and Stonebridge Development Limited, or Stonebridge, a corporation formed by a trust established by Mr. Bottoli for the benefit of himself and his family (referred to in this document as the "CEO Stockholders Agreement"). We amended both the Executive Stockholders Agreement and the CEO Stockholders Agreement on March 15, 2007 and on January 26, 2007.

  The Executive Stockholders Agreement and the CEO Stockholders Agreement include, among others, the following provisions:

  •
  an agreement by the Executives and by our Chief Executive Officer, prior to September 23, 2013 (in the case of the Executives) and March 2, 2014 (in the case of our Chief Executive Officer), not to dispose of any interest in any Shares held by them without the consent of our Major Stockholders;

  •
  in relation to certain sales that a Major Stockholder proposes to make of its securities in the Company, the grant to the Executives and our Chief Executive Officer of tag along rights;

  •
  subject to an underwriters' cut-back right, the grant to the Executives and our Chief Executive Officer of certain piggyback registration rights (where we are proposing to register, whether or not for our own account, any of our Shares or other equity interests in connection with a public offering);

  •
  the right for the Major Stockholders to purchase the securities in the Company held by an Executive or our Chief Executive Officer in the event that he or she is no longer employed by us for any reason;

  •
  the right for an Executive or our Chief Executive Officer no longer employed by us in certain circumstances to require us to purchase his or her Shares;

  •
  an agreement by the Executives and our Chief Executive Officer not to transfer any securities in the Company without the registration of the transfer of such securities under the Securities Act (if required);

  •
  an agreement to abide by lock-up restrictions for a certain agreed period following any underwritten primary or secondary offering of our equity securities; and

  •
  an agreement by us, the Major Stockholders, the Executives and our Chief Executive Officer, in the event that any term or provision of our by-laws conflicts with the Executive Stockholders Agreement or the CEO Stockholders Agreement, to take all action reasonably necessary to amend the by-laws so that they conform with the provisions of the relevant agreement.

  Prior to Admission, we will amend the Executive Stockholders Agreement and the CEO Stockholders Agreement to provide that, with respect to the global offering only, the tag-along rights and piggyback registration rights described above shall not apply. Instead, each of the Executives may sell in the global offering the same proportion of their total holdings of Samsonite securities that are subject to the terms of the Executive Stockholders Agreement and the CEO Stockholders Agreement as our Major Stockholders sell in the global offering of their original holdings of Samsonite securities, but subject to an overall cap in relation to employees of 30 per cent. of their total holdings of Samsonite securities. The holdings of each Executive and our Chief Executive Officer will for these purposes be calculated as the aggregate of: (a) the number of

  Shares underlying such Executive's original grant of stock options, whether such stock options are vested or unvested (including any such options previously exercised by such Executive); and (b) the number of Shares that were issued to such Executive upon conversion of such Executive's preferred shares. The number of Shares that any Executive may sell in the global offering cannot be more than the aggregate of (i) the number of Shares held directly by such Executive, and (ii) the number of Shares underlying such Executive's fully vested options.

  In addition, the amendments to the Executive Stockholders Agreement and the CEO Stockholders Agreement will provide that, if our Major Stockholders sell, during the 360 day period following Admission (as part of the global offering, the over-allotment option or otherwise) more than 30 per cent of their original holdings of Samsonite securities, then, notwithstanding the restrictions contained in the Executive Stockholders Agreement, each Executive will have the right to sell, following such 360 day period, an additional proportion of such Executive's total holding of Samsonite securities in order to "catch up" to the same percentage of their original holdings of Samsonite securities as is sold by our Major Stockholders during such 360 day period. Any additional Samsonite securities that an Executive sells following such 360 day period in accordance with this provision must be taken from Shares that such Executive held directly at the date of Admission or from Shares underlying stock options held by such Executive that were fully vested at the date of Admission.

8.5    Letter Agreement with Major Stockholders

  Prior to (and conditional upon) Admission, we will enter into a letter agreement with our Major Stockholders. For a summary of the key provisions of this letter agreement, see "Principal and Selling Stockholders — Letter Agreement with Major Stockholders" in Part XIX of this document.

8.6    Warrants dated as of July 31, 2003 held by Ares Leveraged Investment Fund, L.P.

  Pursuant to a warrant to purchase common stock, from July 31, 2003 until July 31, 2013, Ares Leveraged Investment Fund, L.P. is entitled to purchase 4,433,112 "Stock Units" from us at an exercise price of $1.8025 per Stock Unit, subject to adjustment in the event that we issue Shares at a price less than the greater of the exercise price or fair market value per Share, make a pro rata repurchase of Shares or make certain distributions (by dividend or otherwise) to all holders of Shares. A "Stock Unit" represents one Share as of July 31, 2003, as adjusted to take into account any stock splits, subdivisions, reclassifications or combinations and any mergers, consolidations or disposition of assets. As of the date of this document, there are warrants outstanding to purchase 4,433,112 Shares at an exercise price of $1.8025 per Share. On December 20, 2006, we amended the anti-dilution provisions contained in the warrant held by Ares Leveraged Investment Fund, L.P.

8.7    Warrant Agreement between Samsonite Corporation and BankBoston, N.A., as Warrant Agent, dated June 24, 1998

  On June 24, 1998, we appointed BankBoston, N.A. as warrant agent with respect to warrants for the purchase of an aggregate of 559,714 Shares. These warrants were issued and sold along with our 13 7/8 per cent senior redeemable exchangeable preferred stock (which is no longer outstanding). As of the date of this document, there are warrants outstanding under this warrant agreement to purchase 303,146 Shares at an exercise price of $35.595 per share.

8.8    Amendment and Restatement of Term Sheet dated as of July 23, 2003 between Samsonite Corporation and Pension Benefit Guaranty Corporation

  As part of a recapitalisation plan and stockholder rights plan, on June 5, 1998, we executed a term sheet with the Pension Benefit Guaranty Corporation, or PBGC, pursuant to which we granted an equal and ratable lien in the amount of $17.3 million in certain of our U.S. assets and subsidiaries as security in the event that the Samsonite Employee Retirement Income Plan, or the Pension Plan, terminates under Title IV of ERISA. On July 23, 2003, in connection with the recapitalisation described in paragraph 8.2 above, we executed an amendment and restatement of the term sheet between us and PBGC, pursuant to which we agreed to make an additional $5 million cash contribution to the Pension Plan on the closing of the recapitalisation. If we were to refinance our senior credit facility in the future and increase the size of the facility, the agreement requires that the

  PBGC lien be increased under a formula in the agreement based on the increase in the size of the facility. The maximum amount of the lien under the formula is the amount of unfunded pension liability under the Pension Plan as determined under the agreement. We also agreed to not transfer any of our assets held in the United States to any of our subsidiaries or other businesses outside of the United States (other than in the ordinary course of business) for the term of the agreement, which is until the earliest of (i) the date on which we obtain an investment grade rating, as defined in the agreement, on our senior unsecured debt (but not before December 31, 2008); (ii) the date on which we can demonstrate to PBGC that the Pension Plan has no unfunded pension liabilities, as defined in relevant regulations, as of the last day of the plan year, as defined in a separate credit balance maintenance agreement, for any two consecutive plan years (but not before December 31, 2008); (iii) the date on which we become part of a controlled group whose unsecured debt (after giving effect to the transaction(s) in which we become a member of that group) is investment grade and has been investment grade for two consecutive years prior to us becoming part of that group; or (iv) the date as of which the Pension Plan is successfully terminated in a standard termination under section 4041(b) of ERISA. As of the date of this document, none of these events has occurred. On December 21, 2006, in connection with the refinancing described in paragraph 8.1 above, and in accordance with the PBGC agreement, the lien granted to the PBGC was increased to $66.6 million, which was the estimated unfunded pension liability of the Pension Plan as of December 1, 2006.

8.9    Sale of Hénin Beaumont

  On August 5, 2005, we agreed to sell our hardside luggage manufacturing plant in Hénin Beaumont, France, or the H-B Site, to an unrelated purchaser. The transfer was a part of our continuing rationalisation of our worldwide manufacturing operations. The transaction was completed on August 31, 2005 and, for a period of 24 months following completion, we agreed to purchase products from the purchaser of the H-B Site. During this period, we committed to purchase products with an aggregate value of at least €11.4 million. If we do not purchase the required amount during this period, we must compensate the owner of the H-B Site for certain fixed costs and non-covered charges borne by the owner of the H-B Site. The amount of compensation is based upon a graduating percentage of the amount by which our purchases fall short of the required turnover amount. Our maximum compensation to the owner of the H-B Site pursuant to such formula, representing a situation in which we purchased no hardside luggage units, would be €8.0 million.

  As a result of the transaction, the purchaser took over ownership and operation of the H-B Site, including all liability and responsibility for employees, pension and social costs, in consideration for a net amount of approximately €8.3 million paid by us to the purchaser.

  We are currently party to four lawsuits brought in connection with the sale of the Henin-Beaumont site described above. See "Risk Factors — Risks Related to our Business and Industry — We are party to a number of lawsuits which have been brought in connection with the August 31, 2005 sale by of the Henin-Beaumont site by Samsonite Europe N.V. and its French subsidiary, Samsonite SAS" for a more detailed description of such lawsuits. We believe that each of such lawsuits is without merit and intend to vigorously defend our position in each such matter. However, an unfavourable resolution of any of these matters could have a material adverse effect on the our financial position and results of operations, which we are unable to estimate at this time.

8.10  Joint Venture Agreements

  (a)
  India — Samsonite South Asia Private Limited — Joint Venture Agreement between Samsonite Corporation, Samsonite Europe, Dr. Ramesh Tainwala and Tainwala Family and Associates

    On September 29, 2005, Samsonite Corporation, Samsonite Europe, Dr. Ramesh Tainwala and Tainwala Family and Associates entered into a third supplemental joint venture agreement extending the term of their original joint venture agreement entered into on November 7, 1995 for an additional period of ten years from November 6, 2005. Pursuant to the agreement, Samsonite Corporation has granted to Samsonite South Asia (formerly known as Samsonite India Private Limited) a license to sell certain products specified in the agreement to the Indian domestic market and to specified countries in South and Central

    Asia, the Middle East and Africa. Samsonite Corporation has a 60 per cent stake in Samsonite South Asia and the Tainwala group holds the remaining 40 per cent. Samsonite Corporation is entitled to royalties of five per cent on sales by Samsonite South Asia within India and to royalties of eight per cent on exports by Samsonite South Asia from India, but royalty payments per year are not to exceed ten per cent of Samsonite South Asia's net sales for that year (with a maximum of five per cent of Samsonite South Asia's net sales being paid to any party) without the consent of the parties. Samsonite South Asia will be prohibited from using the Samsonite name upon Samsonite Corporation owning less than 60 per cent of Samsonite South Asia, and the transfer of shares of Samsonite South Asia is restricted by the joint venture agreement. Samsonite South Asia engages in certain transactions with the Tainwala family and members of the Tainwala group as described in paragraph 7 of this Part XXIII.

  (b)
  Korea — Samsonite Korea Limited — Joint Venture between Samsonite Corporation and Kang Hong Lee

    On August 29, 1997, Samsonite Corporation entered into a joint venture agreement with Mr. Kang Hong Lee pursuant to which Samsonite Corporation and Mr. Lee established Samsonite Korea Limited, or Samsonite Korea, a joint venture company engaged in the design, marketing and sale (at wholesale and retail) of luggage, bags, business cases and other items related to travel under brand names used by Samsonite Corporation to the Korean domestic market, excluding duty free shops and U.S. military and diplomatic installations. In accordance with the joint venture agreement, Samsonite Korea enters into various license agreements with Samsonite Corporation from time to time pursuant to which royalties equal to five per cent of Samsonite Korea's net sales are paid to Samsonite Corporation. In addition, pursuant to the joint venture agreement, Samsonite Korea purchased certain equipment, raw materials, inventory and obligations from Clover Company Ltd., a company owned by Mr. Lee. The joint venture agreement terminates on September 30, 2010 or earlier if, among other things, Samsonite Corporation and its affiliates cease to hold more than 70 per cent of the issued shares of Samsonite Korea. On May 25, 1998, Samsonite Corporation sold its 71 per cent stake in Samsonite Korea to Samsonite Europe. On November 6, 1998, Samsonite Europe purchased from Mr. Lee an additional nine per cent of the shares of Samsonite Korea resulting in Samsonite Europe holding 80 per cent of the shares of Samsonite Korea and Mr. Lee holding the remaining 20 per cent. The joint venture agreement contains restrictions on the transfer of shares by either party.

  (c)
  Italy — Samsonite S.p.A — Joint Venture Agreement between Samsonite Finanziaria S.r.l. and Compagnia Fiduciaria S.p.A.

    On April 15, 1997, Samsonite Finanziaria S.r.l., or Samsonite Finanziaria, Giuseppe Fremder, and Hemia S.r.l., or Hemia, entered into the third amendment to a Private Agreement dated December 18, 1984, or the Private Agreement. Pursuant to the second amendment to the Private Agreement, Hemia transferred its interest and ownership in 40 per cent. of Samsonite Italia S.r.l to Giuseppe Fremder. Pursuant to the third amendment to the Private Agreement, Samsonite Italia S.r.l was converted from a closed limited liability company into a joint stock company, and renamed Samsonite S.p.A. Further, the parties to the Private Agreement confirmed that at the yearly shareholders' meeting of Samsonite S.p.A, a dividend of not less than 40 per cent of the net profit of the year shall be declared every year, after allocation to legal reserve, unless otherwise resolved by the shareholders' meeting with the favourable vote of shareholders representing at least 61 per cent of the share capital of the Samsonite S.p.A.

  (d)
  Argentina — Arife S.A. — Stock Purchase Agreement between Samsonite Argentina S.A. and Mr. Mario Antonio Morales

    On September 14, 2000, Samsonite Argentina S.A., or Samsonite Argentina, entered into a stock purchase agreement with Mr. Mario Antonio Morales pursuant to which Samsonite Argentina purchased from Mr. Morales 70 per cent of the shares of Arife S.A., an Argentine company engaged in the wholesale and retail sale of luggage, travel equipment, bags and accessories and leather products. Mr. Morales retained the remaining 30 per cent of Arife S.A.'s shares.

  (e)
  Brazil and Argentina — Samsonite Mercosur Limited — Joint Venture Agreement between Samsonite Corporation and Mer Lugg Corp.

    On March 6, 1997, Samsonite Corporation entered into a joint venture agreement with Mer Lugg Corp., or MLC, pursuant to which Samsonite Corporation and MLC established joint venture company Samsonite Mercosur Limited, or Samsonite Mercosur, to develop, manufacture, market, service and sell Samsonite products through operating subsidiaries Samsonite Brasil Limitada and Samsonite Argentina (formerly known as Lentir, S.A.) in Brazil and Argentina (including their duty free areas, after June 1, 1998, but excluding U.S. military and diplomatic installations), respectively. Samsonite Mercosur also agreed to acquire Lonberg Express S.A. in Uruguay. Samsonite Corporation owns 51 per cent of the shares of Samsonite Mercosur and MLC owns the remaining 49 per cent. In exchange for making available certain intellectual property rights to Samsonite Mercosur, Samsonite Corporation receives an agreed percentage of the revenues of the operating subsidiaries and, in exchange for the cash provided to Samsonite Mercosur, Samsonite Corporation and MLC share in the dividends paid by Samsonite Mercosur on a pro rata basis. The joint venture agreement terminates on January 31, 2017 or by mutual agreement of the parties, and contains restrictions on the transfer of shares of Samsonite Mercosur by either party.

  (f)
  Australia — Samsonite Australia Pty Limited — Share Purchase Agreement between Juron Nominees Proprietary Limited, Risley Nominees Pty Limited, Samsonite Corporation, Ronald William Dodge and D.L.I. Australia Pty Limited

    On July 27, 2006, Samsonite Corporation entered into a share purchase agreement between D.L.I Australia Pty Limited, or D.L.I., Juron Nominees Proprietary Limited, or Juron, Risley Nominees Pty Limited, or Risley, and Ronald William Dodge (who is a director of Juron and of Risley), pursuant to which Samsonite Corporation purchased from Risley 50 per cent of the shares of D.L.I. Samsonite Corporation also purchased from Juron a further 20 per cent of the shares of D.L.I. of which Mr. Dodge was the beneficial owner. The remaining 30 per cent of the shares of D.L.I. are retained by Juron, and continue to be beneficially owned by Mr. Dodge, through his control of Juron. Under the share purchase agreement it was also agreed that D.L.I would change its name to Samsonite Australia Pty Limited, or Samsonite Australia. Pursuant to a shareholders' deed in respect of Samsonite Australia dated July 27, 2006 between Samsonite Corporation, Juron, Samsonite Australia and Mr. Dodge, Samsonite Australia's business is the manufacture, import, distribution and sale, both wholesale and retail, of luggage and bags. The shareholders' deed also sets out the arrangement for the management, control and operation of Samsonite Australia. Samsonite Corporation also granted Samsonite Australia certain rights in respect of its patents, trademarks and know-how for its use pursuant to the terms and conditions of a licence and distribution agreement between them dated July 27, 2006.

  (g)
  Thailand — Samsonite (Thailand) Company Limited — Joint Venture between Samsonite Corporation and Central Marketing Group Co., Ltd.

    On May 17, 2006, Samsonite Corporation entered into a shareholders agreement with Central Marketing Group Co., Ltd., or CMG, pursuant to which they agreed that Samsonite (Thailand) Company Limited, or Samsonite Thailand, would be owned and operated by them as a joint venture for the purpose of marketing, distributing and selling Samsonite brand products in Thailand. Samsonite Thailand was established by Samsonite Corporation in Thailand pursuant to the Treaty of Amity and Economic Relations between Thailand and the United States. CMG's subsidiary, Central Trading Company Limited, has been distributing Samsonite products in Thailand for almost 30 years. Samsonite Thailand increased its registered share capital to Baht 20,000,000, represented by 200,000 Shares having a par value of Baht 100 each, for which Samsonite Corporation subscribed for 60 per cent of the total shares and CMG subscribed for 40 per cent. It was also agreed under the shareholders agreement that Samsonite Corporation and CMG would execute shareholder loan agreements for operating expenses pro rata to their respective shareholdings in Samsonite Thailand. Samsonite Corporation lent Baht 60,000,000 and CMG lent Baht 40,000,000 under shareholder loan agreements dated June 5, 2006. It was also agreed under the shareholders agreement that Samsonite Corporation and Samsonite Thailand would execute a license and distribution agreement pursuant to which Samsonite Corporation would grant Samsonite

    Thailand certain rights in respect of its patents, trademarks and know-how for its use pursuant to the terms and conditions of such an agreement. An agreement detailing this arrangement was executed on June 5, 2006.

  (h)
  United Arab Emirates — Samsonite Middle East FZCO — Joint Venture Agreement between Samsonite Corporation, Dr. Ramesh Tainwala and Tainwala Family and Associates

    On November 7, 2006, Samsonite Corporation, Dr. Ramesh Tainwala and Tainwala Family and Associates, or Tainwala, entered into a joint venture agreement pursuant to which they agreed to establish Samsonite Arabia FZCO, a free zone company in the Jebel Ali Free Zone in the Emirate of Dubai, United Arab Emirates. Samsonite Arabia FZCO subsequently changed its name to Samsonite Middle East FZCO, or Samsonite Middle East. Samsonite Middle East is owned 60 per cent by Samsonite Corporation and 40 per cent by Tainwala. Subject to the law of the Jebel Ali Free Zone Authority and unless provided otherwise by the board of directors of Samsonite Middle East, at least 20 per cent of the net profits of Samsonite Arabia will be distributed as dividends to its shareholders. Samsonite Corporation also granted Samsonite Middle East certain rights in respect of its patents, trademarks and know-how for use pursuant to the terms and conditions of a license and distribution agreement between them dated November 7, 2006. Under the license and distribution agreement Samsonite Corporation is entitled to royalties of 5 per cent of Samsonite Middle East's net outside sales, which will be calculated and paid each quarter.

  (i)
  Russia — Samsonite CES Holding B.V. — Share Purchase Agreement between Samsonite Europe NV, Vyacheslav A. Shikulov, Stoke Newington Holdings B.V., Zao "AKP Holdings", Zao "Robinson-Bagazh", Samsonite CES Holding B.V. and Stichting Administratiekantoor Stoke Newington Holding

    On February 9, 2007, Samsonite Europe NV entered into a share purchase agreement between Stoke Newington Holdings B.V., or Stoke, Zao "AKP Holdings", or AKP, Zao "Robinson-Bagazh", or Robinson, Vyacheslav A. Shikulov (who is a director of AKP and Robinson), Samsonite CES Holding B.V., or CES, and Stichting Administratiekantoor Stoke Newington Holding, or Stichting, pursuant to which Samsonite Europe NV purchased from Stoke, Robinson, AKP and Mr. Shikulov 60 per cent of the shares of CES. CES holds all the issued and outstanding shares in the capital of its Russian subsidiary, OOO Samsonite. Stoke, Robinson, AKP and Mr. Shikulov also agreed to assign, transfer and deliver to CES certain assets and rights of their business in the marketing, distribution and sale, both wholesale and retail, of luggage, bags and travel related items. In turn CES agreed to transfer and assign delivery of such assets and rights to its Russian subsidiary, OOO Samsonite.

  (j)
  Lambertson Truex, LLC — Acquisition Agreement between Samsonite Corporation, Richard S. Lambertson, John B. Truex, Lambertson Truex, Inc. and Lambertson Truex, LLC

    On July 6, 2006, Samsonite Corporation, Richard S. Lambertson, John B. Truex, Lambertson Truex, Inc. and Lambertson Truex, LLC entered into an acquisition agreement pursuant to which Lambertson Truex, LLC was formed, Lambertson Truex, Inc. transferred all of its assets and those liabilities approved by Samsonite Corporation to Lambertson Truex, LLC. Samsonite Corporation acquired 63 per cent of the interests of Lambertson Truex, LLC with the remaining 37 per cent owned by Lambertson Truex, Inc. Lambertson Truex, Inc. is owned by Mr. Lambertson and Mr. Truex. Further to this acquisition, the same parties entered into an operating agreement on July 6, 2006 regarding the governance and operation of Lambertson Truex, LLC. Lambertson Truex, LLC's business includes the development and design, marketing and sale of luxury accessories and related products.

  (k)
  Chile — Samsonite SC Acquisitions S.A. — Stock Purchase Agreement with the Traveller Group

    On June 12, 2007, the Company's wholly owned subsidiary, SC Acquisition S.A., entered into an agreement to acquire 85 per cent of the operations of the Traveller Group, which distributes luggage, bags, backpacks, travel accessories and other related items in Chile under its Saxoline, Extreme, Chic and other trademarks. The Company made a payment of $7,000,000 into escrow upon the signing of the stock purchase agreement and anticipates that the total purchase price will be approximately $47,000,000 (including assumed debt), which will be financed through an increase in the term loan commitment under the Senior Credit Facility. The purchase is expected to be completed in July 2007.

8.11  Underwriting Agreement

  Under the terms and subject to the conditions contained in the Underwriting Agreement entered into between us, the Major Stockholders, the Directors and the underwriters, the underwriters have severally agreed to procure subscribers or purchasers, or failing which, to themselves subscribe for or purchase, the Shares to be issued and sold by us and to be sold by the Major Stockholders and the Selling Executive Stockholders in the global offering at the offer price. The underwriters have also entered into the over-allotment option with the Major Stockholders pursuant to the Underwriting Agreement.

  The Underwriting Agreement contains, amongst others, the following provisions:

  (a)
  We have appointed Merrill Lynch International and Goldman Sachs International as joint sponsors in connection with the application for Admission and as joint bookrunners and joint global coordinators in connection with the global offering.

  (b)
  The underwriters have an option to buy up to an additional             Shares from the Major Stockholders. They may exercise that option for 30 days after the date of commencement of conditional dealings in the Shares on the London Stock Exchange. If this option is exercised, the underwriters will severally procure purchasers for or themselves purchase such Shares in approximately the same proportion as the percentage of Shares the underwriters have agreed to procure purchasers or subscribers for or to purchase or subscribe themselves. Any such Shares made available pursuant to the over-allotment option will be purchased on the same terms and conditions as the Shares being sold or issued in the global offering and will form a single class for all purposes with the other Shares.

  (c)
  Any short position created by them or any of their agents in connection with the global offering will not exceed 20 per cent of the number of Shares initially made available in the global offering.

  (d)
  We have agreed that the joint global coordinators, on behalf of themselves and the other underwriters, may deduct from the proceeds of the global offering payable to the Company, a commission equal to                 per cent of the offer price multiplied by the aggregate number of Shares which the underwriters have agreed to procure subscribers for or, failing which, to themselves subscribe for. In addition, the Major Stockholders have agreed that the joint global coordinators, on behalf of themselves and the other underwriters, may deduct a commission equal to                  per cent of the offer price multiplied by the number of Shares which the underwriters have agreed to procure purchasers for or, failing which, to themselves purchase (including any Shares sold on the exercise of the over-allotment option). All commissions and fees will be paid together with any value added tax chargeable thereon.

  (e)
  The obligations of the parties to the Underwriting Agreement are subject to certain conditions that are typical for an agreement of this nature. These conditions include, amongst others, the accuracy of the representations and warranties under the Underwriting Agreement. The underwriters may terminate the Underwriting Agreement prior to Admission in certain specified circumstances that are typical for an agreement of this nature. These include (i) if Admission has not occurred by 8.00 a.m. on             , 2007 or such later time and/or date (not being later than             , 2007) as we and the Major Stockholders may agree with the underwriters and (ii) the occurrence of certain material adverse changes in our condition (financial, operational, legal or otherwise), or in our earnings, business affairs or business prospects and certain material adverse changes in financial, political or economic conditions. If any of the above mentioned conditions are not satisfied (or waived, where capable of being waived) by, or the Underwriting Agreement is terminated prior to, Admission, the global offering will lapse.

  (f)
  We have agreed to pay or cause to be paid (together with any related value added tax) certain costs, charges, fees and expenses of, or in connection with, or incidental to, amongst other things, the global offering and/or Admission which are estimated to amount to £              million in total. In addition, we and the Major Stockholders have agreed to pay and/or reimburse certain stamp duty or stamp duty reserve tax liabilities arising on the issue or initial sale (as applicable) of Shares by us or the Major Stockholders under the global offering (including on the sale of any Shares sold on the exercise of the over-allotment option).

  (g)
  We, the Major Stockholders and the Directors have given certain representations, warranties and undertakings to the underwriters. In addition, we and the Major Stockholders have given an indemnity to the underwriters. Our liability will be unlimited as to time and amount. The liabilities of the Major Stockholders and the Directors are subject to customary limitations.

  (h)
  We have undertaken, amongst other things, to each of the underwriters that, subject to certain exceptions, during a period of 180 days from the date of Admission we will not, without the prior written consent of the joint global coordinators, (i) directly or indirectly, issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, deposit into any depositary receipt facility or otherwise transfer or dispose of any Shares or any securities convertible into or exercisable or exchangeable for Shares or file any registration statement under the Securities Act of 1933 with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares, whether any such swap or transaction described in (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise. The exceptions to these restrictions include (1) the issue of Shares pursuant to the global offering, (2) the issue of Shares pursuant to the exercise of options under share option schemes in existence on the date of Admission and described under "Executive and Director Compensation for Fiscal Year 2007 — Employee Equity Agreements and Plans" set out in Part XI this document, and (3) the issue of Shares in consideration for an acquisition by the Company, provided that (in the case of (2)) no public filing, registration or approval of any registration statement or prospectus or similar document (other than a registration statement on Form S-8) is required, and provided further that (in the case of (3)) the Shares issued comprise less than 10 per cent of the total number of issued Shares immediately following Admission.

  (i)
  Each of the Directors has undertaken to each of the underwriters that, during a period of 360 days from the date of Admission, he or she will not, without the prior written consent of the joint global coordinators, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Shares or any securities convertible into or exercisable or exchangeable for Shares or request or demand that the Company file any registration statement under the Securities Act of 1933 with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares, whether any such swap or transaction described in (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise. These restrictions shall not prohibit:

  (i)
  a Director from accepting a general offer made to all holders of issued Shares for the time being (other than Shares held or contracted to be acquired by the offeror or its associates) on terms which treat all such holders alike;

  (ii)
  a Director from executing and delivering an irrevocable commitment or undertaking to accept a general offer (without any further agreement to transfer or dispose of any Shares or any interest therein) as is referred to in sub-paragraph (i) above;

  (iii)
  a Director from selling or otherwise disposing of Shares or other securities of the Company pursuant to any offer by us to purchase our own Shares which is made on identical terms to all holders of our Shares;

  (iv)
  a Director from transferring Shares or other securities of the Company to any connected person, provided that such connected person agrees to be bound by the undertaking described in this paragraph;

    (v)
    a Director from transferring Shares to any connected person for the purpose of affecting the appointment of a new trustee of for the purpose of retiring as a trustee, provided that such new trustee agrees to be bound by the undertaking described in this paragraph;

    (vi)
    a Director from transferring or disposing of Shares or other securities of the Company pursuant to a compromise or arrangement between us and our creditors or any class of them or between us and our members or any class of them which is agreed to by the creditors or members;

    (vii)
    a Director from taking up any rights granted in respect of a rights issue or other pre-emptive share offering by us; and

    (viii)
    any fund which holds Shares on behalf of Mr Grimaldi and other selling shareholders as co-investors from making any disposals of such Shares, provided that Mr Grimaldi is not on the Investment Management Committee of such fund, provided that, in the case of sub-paragraphs (i) to (vii) above, no registration or approval of any registration statement or prospectus or similar document is required.

  (j)
  Each of the Major Stockholders has undertaken, amongst other things, to each of the underwriters that, during a period of 180 days from the date of Admission, it will not, without the prior written consent of the joint global coordinators, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Shares or any securities convertible into or exercisable or exchangeable for Shares or request or demand that the Company file any registration statement under the Securities Act of 1933 with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares, whether any such swap or transaction described in (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise. The above restrictions shall not prohibit a Major Stockholder from:

  (i)
  accepting a general offer made to all holders of issued Shares for the time being (other than Shares held or contracted to be acquired by the offeror or its associates) made on terms which treat all such holders alike;

  (ii)
  executing and delivering an irrevocable commitment or undertaking to accept a general offer (without any further agreement to transfer or dispose of any Shares or any interest therein) as is referred to in sub-paragraph (i) above;

  (iii)
  selling or otherwise disposing of Shares or other securities of the Company pursuant to any offer by us to purchase our own Shares which is made on identical terms to all holders of our Shares;

  (iv)
  transferring Shares or other securities of the Company to any connected person, provided that such connected person agrees to be bound by the undertaking described in this paragraph;

  (v)
  transferring or disposing of Shares pursuant to a compromise or arrangement between us and our creditors or any class of them or between us and our members or any class of them which is agreed to by the creditors or members; and

  (vi)
  taking up any rights granted in respect of a rights issue or other pre-emptive share offering by the Company,

    provided that, in the case of sub-paragraphs (i) to (vi) above, no new public filing, registration or approval of any registration statement or prospectus or similar document is required.

8.12  Sale Agreements

  Under the terms and subject to the conditions contained in the Sale Agreements entered into between us and each of the Selling Executive Stockholders, each of the Selling Executive Stockholders has agreed to sell Shares in the global offering. As described in paragraph 8.11 above, pursuant to the Underwriting Agreement, the underwriters have severally agreed to procure purchasers, or failing which, to themselves purchase, the Shares to be sold by the Selling Executive Stockholders at the offer price.

  The Sale Agreements contain, amongst others, the following provisions:

  (a)
  Each Selling Executive Stockholder that will exercise stock options in order to sell Shares in the global offering, has given us the authority to effect a cashless exercise of the relevant number of his vested stock options.

  (b)
  The Selling Executive Stockholders have agreed that there shall be deducted from the gross proceeds of sale of their Shares (i) any withholding taxes that we are required to withhold in connection with the exercise of a Selling Executive Stockholder's vested stock options or in connection with the sale by the Selling Executive Stockholder of its Shares, (ii) any share or other transfer taxes and any stamp or other duties payable upon the sale or delivery of its Shares, and (iii) certain other expenses, including an underwriting commission payable to the underwriters at a rate of             per cent of the offer price.

  (c)
  The obligations of the parties to the Sale Agreements are subject to, among other things, the Underwriting Agreement having been duly authorised, executed and delivered by all parties thereto and all conditions precedent thereunder to the obligations of the underwriters (including, without limitation, an obligation to procure purchasers for, or failing which, themselves to purchase from the Selling Executive Stockholders, the Shares top be sold by the Selling Executive Stockholders) having been satisfied.

  (d)
  The Selling Executive Stockholders have given certain representations, warranties and undertakings to us and the underwriters. In addition, the Selling Executive Stockholders have given an indemnity to us and the underwriters. The liabilities of the Selling Executive Stockholders are subject to customary limitations.

  (e)
  Each of the Selling Executive Stockholders has undertaken to the Company and the underwriters that, during a period of 360 days from the date of Admission, he or she will not, without the prior written consent of the Company and the underwriters, (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any Shares or any securities convertible into or exercisable or exchangeable for Shares or request or demand that the Company file any registration statement under the Securities Act of 1933 with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares, whether any such swap or transaction described in (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise. These restrictions shall not prohibit a Selling Executive Stockholder from:

  (i)
  accepting a general offer made to all holders of issued and allotted Shares for the time being (other than Shares held or contracted to be acquired by the offeror or its associates) on terms which treat all such holders alike;

  (ii)
  executing and delivering an irrevocable commitment or undertaking to accept a general offer (without any further agreement to transfer or dispose of any Shares or any interest therein) as is referred to in sub-paragraph (i) above;

  (iii)
  selling or otherwise disposing of Shares or other securities of the Company pursuant to any offer by us to purchase our own Shares which is made on identical terms to all holders of our Shares;

  (iv)
  transferring Shares or other securities of the Company to any connected person, provided that such connected person agrees to be bound by the undertaking described in this paragraph;

  (v)
  transferring Shares to any connected person for the purpose of affecting the appointment of a new trustee of for the purpose of retiring as a trustee, provided that such new trustee agrees to be bound by the undertaking described in this paragraph;

  (vi)
  transferring or disposing of Shares or other securities of the Company pursuant to a compromise or arrangement between us and our creditors or any class of them or between us and our members or any class of them which is agreed to by the creditors or members; and

    (vii)
    taking up any rights granted in respect of a rights issue or other pre-emptive share offering by us,

    provided that, in the case of sub-paragraphs (i) to (vi) above, no registration or approval of any registration statement or prospectus or similar document is required.

  (f)
  We and the Selling Executive Stockholders have agreed that the underwriters shall have the right under the Contracts (Rights of Third Parties) Act 1999 to enforce against the Selling Executive Stockholders any obligations expressed to be undertaken in the Sale Agreements by the Selling Executive Stockholders, or any rights expressed to be granted in the Sale Agreements by the Selling Executive Stockholders, in favour of the underwriters.

8.13  Stock Lending Agreement

  Merrill Lynch, Pierce, Fenner & Smith Incorporated has entered into a Stock Lending Agreement with the Major Stockholders, pursuant to which it is able to borrow up to                          Shares, representing the maximum number covered by the over-allotment option plus additional Shares, solely to satisfy delivery obligations in respect of syndicate short positions created in connection with the distribution of the Shares until such short positions are covered either through the exercise of the underwriters' over-allotment option or through open market purchases. If Merrill Lynch, Pierce, Fenner & Smith Incorporated borrows any Shares pursuant to the Stock Lending Agreement, it will be required to return equivalent securities to the relevant Major Stockholders by no later than                          , 2007.

9.      Taxation

9.1    United States Federal Income Taxation

  The following is a general discussion of certain U.S. federal income tax consequences of the purchase, ownership and disposition of Shares to holders purchasing Shares pursuant to this global offering. This discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect. This discussion is limited to investors that hold the Shares as capital assets for U.S. federal income tax purposes. This discussion does not address all aspects of U.S. federal income taxation that may be applicable to investors in light of their particular circumstances or to investors subject to special treatment under U.S. federal income tax law, such as financial institutions, insurance companies, tax-exempt organisations, entities that are treated as partnerships for U.S. federal tax purposes, dealers in securities or currencies, expatriates, persons deemed to sell the Shares under the constructive sale provisions of the Code and persons that hold the Shares as part of a straddle, hedge, conversion transaction or other integrated investment. Furthermore, this discussion does not address any U.S. federal taxes other than income taxes (such as estate or gift taxes) or any state, local or foreign taxes. Prospective investors should consult their tax advisers regarding the U.S. federal, state, local and foreign income, estate and other tax consequences of the purchase, ownership and disposition of the Shares.

  For purposes of this summary, the term "U.S. holder" means a beneficial owner of the Shares that for U.S. federal income tax purposes is, (i) an individual citizen or resident of the United States, (ii) a corporation or other entity subject to tax as a corporation that is created or organised under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (B) that has made a valid election to be treated as a U.S. person for such purposes. A "non-U.S. holder" is a beneficial owner (other than a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes)) of the Shares who is not a U.S. holder. If a partnership (including any entity or arrangement treated as a partnership for such purposes) owns the Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that owns Shares should consult their tax advisers as to the particular tax consequences applicable to them.

  (a)
  U.S. Holders

  (i)
  Distributions

        A U.S. holder of Shares receiving distributions with respect to the Shares will be treated as receiving taxable dividend income to the extent of such holder's ratable share of our current and accumulated earnings and profits, if any, as determined under U.S. federal income tax principles. If the distribution exceeds such earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the holder's adjusted tax basis in the Shares (thus reducing such adjusted tax basis) (determined in the manner described below), and thereafter will be treated as capital gain. Such capital gain will be long term capital gain if the holder's holding period for the Shares exceeded one year at the time of the distribution. Any such taxable dividend income and capital gain should be included in the U.S. holder's income in the taxable year in which the distribution is received.

        A U.S. holder's adjusted tax basis in its Shares should equal the U.S. dollar value of the sterling purchase price translated at the spot exchange rate in effect on the date of purchase or, if the Shares are considered traded on an established securities market, in the case of a cash method or electing accrual method U.S. holder, the settlement date.

        Distributions paid at a U.S. holder's election in sterling and included in the gross income of such holder should be included in an amount equal to the U.S. dollar value of the sterling received translated at the spot exchange rate in effect on the date the distribution is actually or constructively received by the holder. A U.S. holder's tax basis in such sterling should equal its U.S. dollar value on the date of actual or constructive receipt. Any gain or loss recognised by a U.S. holder on a subsequent conversion or other disposition of the sterling generally will be treated as ordinary income or loss.

    (ii)
    Disposition of the Shares

        A U.S. holder should generally recognise capital gain or loss on the disposition of Shares in an amount equal to the difference, if any, between the amount realised on such disposition (determined in the manner described below) and the holder's adjusted tax basis in the Shares (determined in the manner described above). Such capital gain or loss should be long-term capital gain or loss if the holder's holding period for the Shares exceeded one year at the date of the disposition.

        The amount realised on a disposition of Shares for sterling should equal the U.S. dollar value of the sterling translated at the spot exchange rate in effect on the date of disposition or, if the Shares are considered traded on an established securities market, in the case of a cash method or electing accrual method U.S. holder, the settlement date. A U.S. holder's tax basis in the sterling received should equal such U.S. dollar amount realised, as described above. Any gain or loss recognised by such holder on a subsequent conversion or other disposition of the sterling generally will be ordinary income or loss.

    (iii)
    Information Reporting and Backup Withholding

        In general, backup withholding (at the current applicable rate of 28 per cent) will apply to dividends on the Shares paid to a U.S. holder or proceeds from the disposition of the Shares by a U.S. holder, if the holder does not provide its taxpayer identification numbers in the manner required, fails to certify that it is not subject to backup withholding tax, or otherwise fails to comply with applicable backup withholding tax rules. Information will generally be reported to the U.S. Internal Revenue Service (the "IRS") regarding the amount of dividends or proceeds paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend or proceeds.

        Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules from a payment to a U.S. holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS.

        U.S. holders should consult their tax advisers regarding the application of the information reporting and backup withholding rules to them.

  (b)
  Non-U.S. Holders

  (i)
  Dividends

        Dividends (as described above with respect to U.S. holders) paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30 per cent rate or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisers regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty. A non-U.S. holder that is eligible for a reduced rate of withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim with the IRS.

        Dividends that are effectively connected with a non-U.S. holder's conduct of a trade or business in the United States (and, if certain income tax treaties apply, that are attributable to the non-U.S. holder's permanent establishment in the United States) are not subject to the withholding tax described above but instead are subject to U.S. federal income tax in the same manner as if the holder were a U.S. holder. A non-U.S. holder must satisfy certain certification requirements for its effectively connected dividends to be exempt from the withholding tax described above. Dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business in the United States may be subject to an additional branch profits tax at a 30 per cent rate or such lower rate as may be specified by an applicable income tax treaty.

    (ii)
    Disposition of the Shares

        A non-U.S. holder generally will not be taxed on gain recognised on a disposition of the Shares unless:

      (A)
      the non-U.S. holder is an individual who holds the Shares as a capital asset, is present in the United States for 183 days or more during the taxable year of the disposition and meets certain other conditions;

      (B)
      the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to a Non-U.S. holder's permanent establishment in the United States); or

      (C)
      we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held the Shares. We do not believe that we have been, currently are, or will become, a United States real property holding corporation. If we were to become a United States real property holding corporation at any time during the applicable period, however, any gain recognised on a disposition of the Shares by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5 per cent of our Shares during the applicable period would not be subject to U.S. federal income tax, provided that the Shares are "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Code).

        Individual non-U.S. holders who are subject to U.S. federal income tax because the holders were present in the United States for 183 days or more during the year of the disposition are taxed on their gains (including gains from the sale of the Shares and net of applicable U.S. losses from sales or exchanges of other capital assets recognised during the year) at a flat rate of 30 per cent or such lower rate as may be specified by an applicable income tax treaty. Other non-U.S. holders subject to U.S. federal income tax with respect to gain recognised on the disposition of the Shares generally will be taxed on any such gain in the same manner as if they were U.S. holders and, in the case of foreign corporations, the branch profits tax discussed above also may apply.

    (iii)
    Information Reporting and Backup Withholding

        In general, backup withholding (at the current applicable rate of 28 per cent) will apply to dividends on the Shares paid to a non-U.S. holder, unless the holder provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person. Information will generally be reported to the IRS regarding the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if no tax was required to be withheld. A similar report is sent to the recipient of the dividend.

        In general, backup withholding and information reporting will apply to the payment of proceeds from the disposition of the Shares by a non-U.S. holder through a U.S. office of a broker or through the non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States, unless the holder has provided the required certification that it is a non-U.S. holder and the payor does not have actual knowledge (or reason to know) that the holder is a U.S. person.

        Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the holder's U.S. federal income tax liability, if any, provided that certain required information is furnished to the IRS.

        Non-U.S. holders should consult their tax advisers regarding the application of the information reporting and backup withholding rules to them.

9.2    United Kingdom Taxation

  The following statements are of a general nature and are based on current U.K. tax law and on the current published practice of H. M. Revenue & Customs, or HMRC, as of the date of this document, both of which are subject to change, possibly with retroactive effect. They are intended to address only certain U.K. tax consequences for stockholders who are the beneficial owners of the Shares and who hold the Shares as capital assets and they do not address the U.K. tax consequences which may be relevant to other classes of Stockholders such as dealers in securities or employees. The statements assume that the stockholder is not a company which either directly or indirectly controls 10 per cent or more of our share capital, voting power or profits and that the stockholder does not hold the Shares in trust. The statements do not address the U.K. inheritance tax implications for stockholders holding Shares or Depositary Interests on death or on gifting or disposing of Shares or Depositary Interests or holding Shares or Depositary Interests through trust arrangements. Stockholders should consult an appropriate tax advisor if they are in any doubt as to their U.K. inheritance tax position, if they make a gift or any kind of transfer at less than full market value or if they intend to hold any Shares or Depositary Interests through trust arrangements. The statements further assume that the Company is not resident for U.K. tax purposes in the United Kingdom. See "Risk Factors — Risks Related to our Business and Industry — We have relocated certain of our management functions to the United Kingdom. Such relocation, if not structured in an appropriate manner on an ongoing basis, could lead to material adverse tax consequences for the group".

  The following is intended only as a general guide and is not intended to be, nor should it be considered to be, legal or tax advice to any particular prospective subscriber for or purchaser of Shares. Accordingly, prospective subscribers for or purchasers of Shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of the Shares or who are subject to tax in a jurisdiction other than the United Kingdom should consult their own tax advisers.

  (a)
  Dividends

    Any stockholder who is resident in the United Kingdom will generally be subject to U.K. income tax at the rates described below or to corporation tax (currently chargeable at the standard rate applicable to larger companies of 30 per cent) in respect of any dividends received on the Shares. Where such a stockholder is an individual who is liable to income tax at the dividend ordinary rate, the rate of income tax will be 10 per cent. In the case of an individual stockholder who is resident in the United Kingdom and who is liable to income tax at the dividend upper rate, the rate will be 32.5 per cent. As such dividends will be foreign income for the purposes of U.K. taxation, they will be subject to a different tax regime from that applying to dividends received from U.K. companies. In particular, the dividends will not carry the same tax credit as dividends received from a U.K. resident company.

    Subject to the discussion under "— United States Federal Income Taxation — Dividends" above, dividends paid on the Shares to eligible U.K. holders (as defined in the paragraph below) will generally be subject to withholding U.S. federal income tax at the reduced treaty rate of 15 per cent, provided such holder furnishes us, or the relevant withholding agent, with a properly completed IRS Form W-8BEN or other required documentation before the payment of dividends.

    An eligible U.K. holder is a U.K. stockholder who is (i) a resident of the United Kingdom and is not a resident of the United States for purposes of the U.S./U.K. Double Taxation Convention, (ii) does not carry on business in the United States through a permanent establishment situated therein, to which the Shares are attributable, and (iii) who is not otherwise ineligible for benefits under the Treaty with respect to income and gains derived in connection with the Shares.

    If any dividend has been subject to U.S. withholding tax, the amount received plus the U.S. withholding tax will be included in the assessable income of the eligible U.K. holder. In these circumstances, the eligible U.K. holder may be entitled to a credit for the U.S. withholding tax paid. The credit will generally be limited to the lesser of the U.S. withholding tax due after relief under the U.S./U.K. Double Taxation Convention or the U.K. tax payable on the combined amount of the amount received plus the U.S. withholding tax.

  (b)
  Taxation of chargeable gains

    A disposal of Shares by a stockholder who is resident or, in the case of an individual, ordinarily resident in the United Kingdom may give rise to a chargeable gain or allowable loss for the purposes of U.K. taxation of chargeable gains (subject to any available exemptions or reliefs). A stockholder who is not resident in the United Kingdom for tax purposes but who carries on a trade, profession or vocation in the United Kingdom through a branch, agency or, in the case of a corporate stockholder, permanent establishment and has used, held or acquired the Shares for the purposes of such trade, profession or vocation may also be subject to U.K. tax on chargeable gains on a disposal of those Shares (subject to any available exemptions or reliefs). Special rules apply to tax gains on disposals made by individuals at a time when they are temporarily not resident or ordinarily resident in the United Kingdom.

    Any chargeable gain (or allowable loss) will be calculated by reference to the consideration received for the disposal of the Shares less the allowable cost to the stockholder of acquiring such Shares.

    For a stockholder within the charge to U.K. corporation tax, an indexation allowance on the acquisition cost may be available to reduce the amount of chargeable gain realised on a subsequent disposal. For an individual stockholder, taper relief may be available to reduce the proportion of any chargeable gain that is subject to U.K. tax.

  (c)
  Stamp duty and stamp duty reserve tax

    There is generally no liability to U.K. stamp duty or stamp duty reserve tax, or SDRT, in respect of the issue of Shares by us or in respect of the issue of Depositary Interests.

    If a sale of Shares is completed by an instrument of transfer and it later becomes necessary to have that instrument stamped in the United Kingdom, U.K. stamp duty will be payable at the rate of 0.5 per cent of the value of the consideration for the sale. Interest and, potentially, penalties may also be payable. Any instrument effecting or evidencing the transfer of Shares which is executed in the United Kingdom, or which relates, wherever executed, to any matter or thing done or to be done in the United Kingdom may not (except in criminal proceedings)

    be given in evidence or be available for any purpose whatsoever in the United Kingdom unless duly stamped.

    No charge to U.K. SDRT will arise in respect of an agreement to transfer Shares provided that the Shares are not registered in any register kept in the United Kingdom by us or on our behalf and the Shares are not paired with Shares issued by a body corporate incorporated in the United Kingdom. The Shares are not so registered or paired and it is not intended that they should become so registered or paired in the future.

    No charge to U.K. SDRT will arise in respect of an agreement to transfer Depositary Interests provided that our central management and control is not exercised in the United Kingdom, the Shares are not registered in any register kept in the United Kingdom by us or on our behalf and the Shares are listed on a "recognised stock exchange". The Official List of the Financial Services Authority is a "recognised stock exchange" for these purposes.

10.    Properties

  The following table sets forth certain information relating to our principal offices, warehouse and manufacturing properties and facilities. All manufacturing plants, in our opinion, have been adequately maintained and are in good operating condition. We believe that our existing facilities have sufficient capacity, together with sourcing capacity from third parties, to handle our sales volumes for the foreseeable future. The owned plant and real estate in India is pledged as security on a loan.

Segment	Description	Owned or Leased
Corporate and Americas
Mansfield, Massachusetts	Americas headquarters	Leased
Europe
London, England	Executive offices	Leased
Oudenaarde, Belgium	Manufacturing plant, office, warehouse	Leased/Owned
Szekszard, Hungary	Manufacturing plant	Owned
Saltrio, Italy	Office, warehouse	Leased
Madrid, Spain	Office	Leased
Asia
Mumbai, India	Office	Leased
Nashik, India	Manufacturing plant, warehouse	Owned
Bhiwandi, India	Warehouse	Leased
Ningbo, China	Assembly plant, warehouse	Owned
Seoul, Korea	Office	Leased
Singapore	Warehouse	Leased
Hong Kong	Office, warehouse	Leased
Bandar Sunway, Malaysia	Office, warehouse	Leased
Melbourne, Australia	Office, warehouse	Leased
North America
Denver, Colorado	Office, warehouse	Leased
Jacksonville, Florida	Warehouse	Leased
Stratford, Canada	Warehouse	Leased
Latin America
Mexico City, Mexico	Office, warehouse	Owned
Buenos Aires, Argentina	Office, warehouse	Leased/Owned
Uruguay	Warehouse	Leased
Sao Paulo, Brazil	Office	Leased

          We also maintain numerous leased sales offices and retail outlets throughout the world.

11.    Significant Change

  There has been no significant change in the group's financial or trading position since April 30, 2007, the date to which the financial statements set out in Part XX of this document have been prepared.

12.    Enforceability of Judgments

  We are incorporated in the State of Delaware under the Delaware General Corporation Law, or DGCL. Certain of our directors and executive officers are citizens or residents of countries other than the United States. All or a substantial portion of the assets of such persons and a substantial portion of our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons, or to enforce against them judgments of U.S. courts, including judgments predicated upon civil liabilities under the securities laws of the United States or any state or territory within the United States. There is substantial doubt as to the enforceability in the United Kingdom in original actions or in actions for enforcement of judgments of U.S. courts, based on the civil liability provisions of U.S. federal securities laws.

13.    Legal Matters

  Skadden, Arps, Slate, Meagher & Flom LLP is acting as English and U.S. legal counsel to Samsonite Corporation. Cleary Gottlieb Steen & Hamilton LLP is acting as U.S. legal counsel to the underwriters, and Linklaters LLP is acting as English legal counsel to the underwriters.

14.    Independent Accountants

  The consolidated financial statements and schedule of Samsonite Corporation as of January 31, 2007, 2006 and 2005, and for each of the years in the three year period ended January 31, 2007, have been included herein in reliance upon the report of KPMG LLP (US) of 707 Seventeenth Street, Suite 2700, Denver, Colorado 80202, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing for purposes of the U.S. Securities Act of 1933 in connection with the filing of the Form S-1. The audit report covering the January 31, 2007 consolidated financial statements contains an explanatory paragraph stating that Samsonite Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 123R, Shared Based Payment, effective February 1, 2006, and SFAS No. 158, Employers' Accounting for Defined Benefit Pension and other Post-retirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R), effective January 31, 2007.

15.    Expenses and Net Proceeds

  The total costs and expenses of or incidental to the preparation of this document, the global offering and Admission (including issue costs, registration fees, professional fees and the costs of printing and distribution as well as fees and expenses relating to the new bank facility) payable by us are estimated to amount to approximately £             million (exclusive of taxes). Of this, the total amount payable by us to financial intermediaries is estimated to amount to approximately £             million (exclusive of taxes). The net proceeds accruing to us from the global offering, after settling fees, commissions and expenses, is expected to amount to approximately £             million.

16.    Where you can find Additional Information

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can inspect and copy these reports, proxy statements and other information at the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings are also available to you on the SEC's website at http://www.sec.gov. We also make available on our website our annual reports on Form 10-K and quarterly reports on Form 10-Q, as soon as reasonably practicable after filing such materials with the SEC.

17.    General

17.1
Certain market data and other statistical information used throughout this document is based on an independent industry report, published in May 2007 by Global Industry Analysts, Inc., or GIA, an independent research organisation. The Company confirms that all of the information sourced from the report published by GIA has been accurately reproduced and as far as the Company is aware and has been able to ascertain from the report published by GIA, no facts have been omitted which would render the reproduced information inaccurate or misleading. Where this information has been used in this document, the source of such information has been identified.

17.2
The mid-point of the offer price range represents an issue premium of £             per Share. The issue price is to be paid in cash.

17.3
The Shares are issued in registered form and may be held in either certificated or uncertificated form. The Shares will be eligible for electronic settlement.

17.4
Even if the Shares offered for subscription pursuant to the global offering are not subscribed in full, the amount of capital subscribed for may be allotted in any event.

17.5
Subject to the termination of the Sponsors' Stockholders Agreement (which will occur prior to and conditional upon Admission), on the basis that none of our Major Stockholders will own more than 30 per cent of our voting stock, our Directors are not aware of any person who, immediately following Admission, directly or indirectly, jointly or severally, will or could, for the purposes of the U.K. Listing Rules and the Prospectus Rules, exercise control over us or a determining role in our management.

17.6
Our registrar for the global offering is Computershare Investor Services PLC.

17.7
No Shares have been or will be marketed or are being made available in whole or in part to the public in connection with the application for listing of the Shares otherwise than pursuant to the global offering.

17.8
Copies of the following documents may be inspected during normal business hours, on any weekday (Saturdays, Sundays and public holidays excepted) for a period of 12 months following Admission at our executive office at Samsonite House, 4 Mondial Way, Harlington, Middlesex UB3 5AR, United Kingdom:

(a)
our current Certificate of Incorporation and By-Laws; and

(b)
our audited financial statements for the fiscal years ended January 31, 2007, 2006 and 2005 and our unaudited financial statements for the three months ended April 30, 2007 and 2006.

PART XXIV: DEFINITIONS

"1995 Plan"	The 1995 Stock Option and Incentive Award Plan.
"1999 Plan"	The FY 1999 Stock Option and Incentive Award Plan.
"2007 Plan"	The Samsonite Corporation 2007 Equity Incentive Plan.
"Admission"	The admission of the issued and to be issued Shares to the Official List of the Financial Services Authority and to trading on the London Stock Exchange's main market for listed securities.
"Advisory Agreements"
The agreements between the Company and the Major Stockholders, dated July 31, 2003, providing that the Company pay each of the Major Stockholders an advisory fee of $500,000 per year for the five years beginning July 31, 2003.
"Ares"	Ares Corporate Opportunities Fund, L.P.
"Bain Capital"	Bain Capital, Ltd.
"Board"	The board of directors of Samsonite Corporation, as set out on page 25 of this document.
"Bottoli Agreement"	The employment agreement between the Company and Mr. Bottoli, effective as of March 3, 2004, and amended and restated as of May 11, 2005.
"CEO Stockholders Agreement"	The CEO stockholders agreement described in paragraph 8.4 of "Additional Information" set out in Part XXIII of this document.
"Combined Code"	The U.K. Combined Code on Corporate Governance, as published by the Financial Reporting Council, as amended and updated in June 2006.
"Company"	Samsonite Corporation, a company incorporated in the State of Delaware, United States, under the DGCL.
"CREST"
The U.K.-based paperless settlement system allowing securities to be transferred from one person's CREST account to another without the need to use share certificates or written instruments of transfer.
"CrestCo"	CrestCo Limited, the operating company of the CREST system.
"Custodian"	The custodians nominated by the Depositary to hold the Shares deposited against the issue of Depositary Interests.
"Deed Poll"	The deed poll constituting the Depositary Interests, executed by the Depositary in favour of the holders of the Depositary Interests from time to time to be dated , 2007.
"Depositary"	Computershare Investor Services plc, who will issue the Depositary Interests, which may be held and transferred through the CREST system.
"Depositary Interests"	The depositary interests created pursuant to and issued on the terms of the Deed Poll.
"DGCL"	Delaware General Corporation Law.
"Distribution"
The special cash distribution approved by the Board on December 20, 2006 in an aggregate amount of $175 million, consisting of dividends on the Shares and then outstanding convertible preferred stock and of certain dilution adjustment payments to holders of certain of the Company's outstanding stock options.

"EBITDA"	Earnings before interest, tax, depreciation and amortization.
"Exchange Act"	The U.S. Securities Exchange Act of 1934, as amended.
"Executive Stockholders Agreement"	The executive stockholders agreement described in paragraph 8.4 of "Additional Information" set out in Part XXIII of this document.
"Floating Rate Notes"	The Company's Floating Rate Senior Notes due 2010.
"FSMA"	The Financial Services and Markets Act 2000 (as amended).
"global offering"	The global offering of Shares to investors as described in Part XXI of this document.
"group"	The Company and its consolidated subsidiaries.
"HMRC"	H.M. Revenue & Customs.
"KPIs"	Key Performance Indicators as set by the Board to measure the success of the business over a given fiscal year.
"IFRS"	International Financial Reporting Standards issued by the International Accounting Standards Board as adopted by the European Commission for use in the European Union.
"London Stock Exchange"	London Stock Exchange plc.
"Mackay Agreement"	The Employment Contract between the Company and Quentin Mackay, effective February 1, 2005.
"Major Stockholders"	Ares, Bain Capital and an affiliate of OTPP.
"Matton Agreement"	The Employment Agreement between Samsonite Europe and Mr. Matton, effective as of October 1, 2000.
"offer price"	The price at which each Share is to be issued or sold under the global offering, being pence per Share.
"offer price range"
The range of between pence and pence, within which it is expected that the offer price will be set. The offer price range is indicative only and may change during the course of the global offering, and the offer price may be set within, above or below the offer price range.
"OTCBB"	The Over-the-Counter Bulletin Board, the interdealer and over-the-counter market for shares in the United States.
"OTPP"	Ontario Teachers' Pension Plan Board.
"over-allotment option"	The over-allotment option granted by the Major Stockholders to the underwriters pursuant to the Underwriting Agreement.
"PBGC"	Pension Benefit Guaranty Corporation.
"Pension Plan"	The Samsonite Employee Retirement Income Plan.
"Prospectus Rules"	The rules made for the purposes of Part VI of the FSMA in relation to offers of securities to the public and admission of securities to trading on a regulated market.

"Sale Agreements"	The sale agreements entered into by the Company with each of the Selling Executive Stockholders in relation to the sales by the Selling Executive Stockholders of Shares in the global offering.
"SAP"	The SAP Enterprise Resource Planning system.
"SAPP"	The Company's Superior Annual Performance Program.
"SARs"	Stock appreciation rights.
"SDRT"	United Kingdom stamp duty reserve tax.
"SEC"	The U.S. Securities and Exchange Commission.
"Securities Act"	The U.S. Securities Act of 1933.
"Selling Executive Stockholders"	Certain directors, executive officers and employees of the Company party to the Executive Stockholders Agreement who have elected to sell Shares in the global offering.
"Senior Credit Facility"	The Company's senior credit facility, consisting of a $450 million senior secured term loan facility and an $80 million senior secured revolving credit facility entered into in December 2006.
"SERP"	The Company's Supplementary Executive Retirement Plan.
"SFAS"	Statement of Financial Accounting Standards.
"SG&A"	Selling, general and administrative expenses.
"Shares"	Shares of Common Stock of the Company.
"Share Dealing Policy"	The Company's new share dealing policy, to be adopted prior to Admission and imposing dealing obligations at least as rigorous as those required by the Model Code of the U.K. Listing Rules.
"Sponsors' Stockholders Agreement"
The stockholders' agreement dated as of July 31, 2003 between, among others, the Company and the Major Stockholders, relating to their rights as stockholders in the Company and the corporate governance of the Company.
"Stonebridge"	Stonebridge Development Limited, a company incorporated in the British Virgin Islands.
"Stonebridge Deferred Compensation Award"	The deferred compensation award in the amount of $4,725,000 granted by the Compensation Committee to Stonebridge on March 17, 2005.
"Takeover Panel"	The U.K. Panel on Takeovers and Mergers.
"Tender Offers"
The tender offers for the Company's $164.9 million outstanding 8 7/8% Senior Subordinated Notes, and €100.0 million (or approximately $131.6 million) outstanding Floating Rate Senior Notes due 2010, completed in December 2006.
"Term Loan Facility"	The Company's $450 million senior secured term loan facility under the Senior Credit Facility.
"UK Listing Authority"	The Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of FSMA.
"U.K. Takeover Code"	The City Code on Takeovers and Mergers in effect in the United Kingdom.

"underwriters"	Merrill Lynch International, Goldman Sachs International and the other underwriters described in Part XXI of this document.
"Underwriting Agreement"
The agreement to be entered into between the Major Stockholders, the Directors, the Company and the underwriters, as described under "Additional Information — Material Contracts — Underwriting Agreement" set out in paragraph 8.11 of Part XXIII of this document.
"U.S. GAAP"	Generally accepted accounting principles in the United States.
"Wiley Agreement"	The employment agreement between the Company and Mr. Wiley, effective as of February 1, 2001.

Dated:                          , 2007

Alternate Page for Non-U.S. Prospectus

Samsonite Corporation

        This document comprises an advertisement for the purposes of paragraph 3.3.2R of the Prospectus Rules made under Part VI of the Financial Services and Markets Act 2000 (the "FSMA") and has been prepared solely in connection with the global offering to certain institutional and professional investors of the shares of common stock (the "Shares") of Samsonite Corporation (the "Company"). The information in this document, which is in draft form, is subject to updating, completion, revision, verification and amendment. The final prospectus (the "Prospectus") in connection with the admission of the Shares to the Official List of the Financial Services Authority and to trading on the London Stock Exchange's main market for listed securities will be published in due course. The information in this document is not inaccurate or misleading and is consistent with the information required to be in the Prospectus. Although it is intended that the Prospectus will be approved by the Financial Services Authority as a prospectus prepared in accordance with the Prospectus Rules made under section 73A of the FSMA, this document has not been so approved. Similarly, although it is intended that the Prospectus will be made available to the public in accordance with the Prospectus Rules, this document has not been made so available.

        This document does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any Shares or any other securities, nor shall it (or any part of it), or the fact of its distribution, form the basis of, or be relied on in connection with, any contract therefor. This document is an advertisement and not a prospectus and investors should not subscribe for or purchase any shares referred to in this document except on the basis of the information in the Prospectus. Copies of the Prospectus will, following publication, be available from the Company's executive office at Samsonite House, 4 Mondial Way, Harlington, Middlesex UB3 5AR, United Kingdom.

        This document and the global offering are only addressed to and directed at persons in member states of the European Economic Area who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71//EC) ("Qualified Investors"). In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, Qualified Investors who are persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or who are high net worth entities falling within Article 49 of the Order, and other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). This document is directed only at relevant persons and must not be acted on or relied upon by persons who are not relevant persons. In member states of the European Economic Area, any investment or investment activity to which this document relates is available only to relevant persons in the United Kingdom and Qualified Investors in any member state of the European Economic Area other than the United Kingdom.

Subject to completion. Dated June 27, 2007

Alternate Page for Non-U.S. Prospectus
Subject to Completion

This document is subject to completion and amendment without notice. This document is an advertisement and does not comprise a prospectus for the purposes of Directive 2003/71/EC. The definitive terms of the transactions described herein will be described in the final prospectus. Investors should not subscribe for any securities referred to herein except on the basis of information contained in the final prospectus. When available, the final prospectus will be made available to the public at our executive office in the United Kingdom in accordance with Directive 2003/71/EC. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This document is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

        This document has been prepared in connection with the admission of our shares of common stock, referred to in this document as the "Shares", to the Official List of the Financial Services Authority and to trading on the London Stock Exchange's main market for listed securities, together referred to in this document as "Admission". This document comprises a prospectus relating to Samsonite Corporation prepared in accordance with the Prospectus Rules of the Financial Services Authority made under Section 73A of the Financial Services and Markets Act 2000, or FSMA. The prospectus has been made available to the public in accordance with the Prospectus Rules.

        The Directors of Samsonite Corporation, whose names appear on page 25 of this document, and Samsonite Corporation accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and Samsonite Corporation (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

        Application has been made to the Financial Services Authority for all of our issued and to be issued Shares to be admitted to the Official List of the Financial Services Authority, and to the London Stock Exchange plc for all of the Shares to be admitted to trading on the London Stock Exchange's main market for listed securities. Conditional dealings in the Shares are expected to commence on the London Stock Exchange on                          , 2007. It is expected that Admission will become effective and that unconditional dealings on the London Stock Exchange in the Shares will commence at 8.00 a.m. (London time) on                          , 2007. Dealings on the London Stock Exchange before Admission will only be settled if Admission takes place. All dealings in the Shares prior to the commencement of unconditional dealings will be of no effect if Admission does not take place and such dealings will be at the sole risk of the parties concerned.

        Investing in the Shares involves risks. See "Risk Factors" in Part II beginning on page 7 of this document for a discussion of certain factors that should be considered in connection with an investment in the Shares.

        This document does not constitute an offer to sell, or the solicitation of an offer to buy, the Shares in any jurisdiction in which such offer or solicitation is unlawful. For a description of these and certain further restrictions on offers, sales and transfers of the Shares and the distribution of this document, see "Details of the Global Offering" set out in Part XXI of this document.

Samsonite Corporation

(incorporated in the State of Delaware, United States, under the Delaware General Corporation Law)

Global Offering of                  Shares with a par value of $0.01 each
at an offer price expected to be between         pence and         pence per Share
and admission to the Official List of the Financial Services Authority
and to trading on the London Stock Exchange

Joint Bookrunners, Global Coordinators and Sponsors

Merrill Lynch International	Goldman Sachs International
Co-Lead Managers
Morgan Stanley	UBS Investment Bank

        Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

        It is currently expected that the offer price will be within the offer price range. The offer price range is indicative only and may change during the course of the global offering, and the offer price may be set within, above or below the offer price range. For a description of how the offer price will be determined, see "Details of the Global Offering — Allocation and Pricing" set out in Part XXI of this document.

Expected share capital immediately following Admission
(assuming the offer price is at the mid-point of the offer price range)

			Issued and Fully Paid
Authorised Number	Nominal Value	Shares	Number	Nominal Value

1,000,000,000	$10,000,000	Shares of common stock of $0.01 each		$
2,000,000	$20,000	Shares of preferred stock of $0.01 each	—		$—

        Samsonite Corporation is raising gross proceeds of approximately £             million (net proceeds of approximately £              million) through the global offering. Assuming an offer price at the mid-point of the offer price range and no exercise of the over-allotment option, Samsonite Corporation will issue             new Shares. Assuming an offer price at the mid-point of the offer price range, our three major stockholders, Ares Management, LLC, or, together with its affiliates, Ares, Bain Capital (Europe) L.P., or Bain Capital, and the Ontario Teachers' Pension Plan Board, or OTPP, together referred to in this document as the "Major Stockholders", will sell             existing Shares through the global offering, receiving gross proceeds of approximately £              million and net proceeds of approximately £              million. Assuming that they elect to sell in the global offering the maximum number of Shares eligible to be sold by them, certain of our directors, executive officers and employees, together referred to in this document as the "Selling Executive Stockholders", will sell             existing Shares through the global offering, receiving gross proceeds of approximately £             million and net proceeds of approximately £             million. Underwriting commissions are expected to be £             in total, or £             per Share. If the underwriters sell more Shares than the total number of such existing and new Shares, the underwriters will have an option, referred to in this document as the "over-allotment option", to buy up to an additional             Shares from the Major Stockholders only for the purpose of covering such sales, or over-allotments, which may be made in connection with the global offering and distribution of the Shares. They may exercise the over-allotment option for 30 days after the date of commencement of conditional dealings in the Shares on the London Stock Exchange. Samsonite Corporation will not receive the proceeds of the sale of existing Shares that are being sold by, and the proceeds of which will be paid to, the Major Stockholders and the Selling Executive Stockholders. The Shares to be made available under the global offering will be offered to institutional and professional investors.

Alternate Page for Non-U.S. Prospectus

        Merrill Lynch International, Goldman Sachs International and the other underwriters are acting exclusively for Samsonite Corporation and the Major Stockholders and no one else in connection with the global offering. They will not regard any other person (whether or not a recipient of this document) as their respective clients in relation to the global offering and will not be responsible to anyone other than Samsonite Corporation and the Major Stockholders for providing the protections afforded to their respective clients nor for giving advice in relation to the global offering or any transaction or arrangement referred to herein.

        In connection with the global offering, Merrill Lynch International (or any agent or other person acting for Merrill Lynch International), as stabilisation manager, may engage in transactions which stabilise, maintain, support or otherwise affect the market price of the Shares at a level higher than that which might otherwise prevail for a period of 30 days after commencement of conditional dealings in the Shares on the London Stock Exchange. However, there may be no obligation on Merrill Lynch International, or any agent of Merrill Lynch International, to do this. Such transactions may be effected on the London Stock Exchange and any other securities market, over the counter market, stock exchange or otherwise. Such stabilising, if commenced, may be discontinued at any time, and must be brought to an end 30 days after the commencement of conditional dealings in the Shares on the London Stock Exchange. Save as required by law, the joint global coordinators do not intend to disclose the extent of any stabilising transactions under the global offering.

        Apart from the responsibilities and liabilities, if any, which may be imposed on the underwriters by the FSMA or the regulatory regime established thereunder or by other applicable law, none of the underwriters accepts responsibility whatsoever for the contents of this document or for any other statement made or purported to be made by it, or on its behalf, in connection with Samsonite, the Shares or the global offering. The underwriters accordingly disclaim all and any liability whether arising in tort, contract or otherwise (save as referred to above) which they might otherwise have in respect of this document or any such statement.

        It is expected that the offer price will be within the offer price range. The offer price range is indicative only and may change during the course of the global offering, and the offer price may be set within, above or below the offer price range. The initial offer price for our Shares will be determined by the underwriters, in consultation with us and the Major Stockholders, following a bookbuilding process. Among the factors to be considered in determining the offer price, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and consideration of the above factors in relation to the market valuation of companies in related businesses. The offer price may differ significantly from prices prevailing in over-the-counter transactions and price quotations that have historically been available. See "Details of the Global Offering – Allocation and Pricing" set out in Part XXI of this document.

        The Shares which are the subject of the global offering will, upon Admission, rank pari passu in all respects with each other and with all the existing Shares, including the right to receive dividends or other distributions declared, made or paid after Admission.

        The distribution of this document and the offer and sale of Shares in certain jurisdictions may be restricted by law. Other than in the United States and the United Kingdom, no action has been taken by us, the selling stockholders or the underwriters that would permit a public offer of the Shares or possession or distribution of this document (or any other offer or publicity material relating to Shares) in any jurisdiction where action for that purpose is required. Accordingly, neither this document nor any advertisement or any other offering material may be distributed or published in any jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this document comes should inform themselves about and observe any such restrictions.

Alternate Page for Non-U.S. Prospectus

        Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer of, or an invitation to subscribe or purchase, any Shares in any jurisdiction in which such offer or invitation would be unlawful. For further information with regard to restrictions on offers and sales of the Shares and the distribution of this document, see "Details of the Global Offering — Selling Restrictions" set out in Part XXI of this document.

        No person has been authorised to give any information or to make any representation other than those contained in this document in connection with the global offering and, if given or made, such information or representation must not be relied upon as having been authorised by or on behalf of us, the selling stockholders or the underwriters. This document does not constitute an offer to sell or the solicitation of any offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities by any person in any circumstances in which such offer or solicitation is unlawful. Without prejudice to any obligation we may have to publish a supplementary prospectus pursuant to section 87G of the FSMA and paragraph 3.4 of the Prospectus Rules made by the FSMA, neither the delivery of this document at any time nor any subscription or sale made under the final prospectus shall, under any circumstances, create any implication that there has been no change in our business or affairs or of our group taken as a whole since the date of this document or that the information contained in this document is correct as of any time subsequent to its date.

        The information contained in this document has been provided by us and the other sources identified in this document. Except to the extent required by applicable law, none of the underwriters makes any representation, express or implied, or accepts any responsibility, with respect to the accuracy or completeness of any of the information in this document, and this document is not intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by us, the selling stockholders or the underwriters that any recipient of this document should subscribe for or purchase the Shares. Each potential subscriber or purchaser of Shares should determine for itself the relevance of the information contained in this document and its subscription or purchase of Shares should be based upon such investigation as it deems necessary.

        The contents of this document are not to be construed as legal, business or tax advice. Each prospective investor should consult its own counsel, financial adviser or tax adviser for legal, financial or tax advice.

        Unless the context otherwise requires or it is expressly provided to the contrary, the information in this document assumes an offer price of     pence, being the mid-point of the offer price range, and no exercise of the over-allotment option. All times referred to in this document are, unless otherwise stated, references to London time.

        The attention of investors is drawn to the section entitled "Presentation of Financial and Other Information" set out in Part III of this document, which explains how the financial and certain other information contained in this document has been prepared and presented.

                           Shares

Common Stock

Merrill Lynch International

Goldman Sachs International

Morgan Stanley
UBS Investment Bank

                             , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the estimated fees and expenses payable by the registrant in connection with the distribution of the common stock:

Securities and Exchange Commission registration fee		$15,350
National Association of Securities Dealers, Inc. filing fee		$50,500
London Stock Exchange fees		*
Printing costs		*
Legal fees and expenses		*
Accountants' fees and expenses		*
Blue sky qualification fees and expenses		*
Transfer agent fees		*
Miscellaneous		*

Total	$	*

Of such expenses,             are payable by us and             are payable by the selling stockholders.

*
To be furnished by amendment.

Item 14. Indemnification of Directors and Officers

        Section 102 of the Delaware General Corporation Law, as amended, or the DGCL, allows a corporation to eliminate the personal liability of directors to a corporation or its stockholders for monetary damages for a breach of a fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit.

        Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the corporation's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding. The power to indemnify applies if (i) such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (ii) such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the corporation, unless a court believes that in light of all the circumstances indemnification should apply.

        Section 174 of the DGCL provides, among other things, that a director who willfully and negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time the action occurred or immediately after the absent director receives notice of the unlawful acts.

        Our amended and restated certificate of incorporation states that no director shall be liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as director, except for liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct of a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. To the maximum extent permitted under Section 145 of the DGCL, our restated certificate of incorporation authorizes us to indemnify any and all persons whom we have the power to indemnify under the law.

        Our by-laws provide that we will indemnify, to the fullest extent permitted by the DGCL, each person who was or is made a party or is threatened to be made a party in any legal proceeding by reason of the fact that he or she is or was a director or officer of ours or a subsidiary of ours. However, such indemnification is permitted only if such person acted in good faith, lawfully and not against our best interests. Expenses incurred by a director or officer in defending against such legal proceedings are payable before the final disposition of the action, provided that the director or officer undertakes to repay us if it is later determined that he or she is not entitled to indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        We maintain directors' and officers' liability insurance for our officers and directors.

Item 15. Recent Sales of Unregistered Securities

        Set forth below is information regarding securities sold by us since May 8, 2004, which were not registered under the Securities Act.

        On May 26, 2004, we sold €100,000,000 aggregate principal amount of Floating Rate Senior Notes due 2010 and $205,000,000 aggregate principal amount of 8 7/8% Senior Subordinated Notes due 2011, to an investment bank for resale to qualified institutional buyers and non-U.S. persons in transactions outside the United States. The issuance of such securities was exempt from registration under the Securities Act in reliance on Section 4(2) thereof.

        On January 4, 2007, we issued 514,832,157 shares of common stock upon the conversion of 159,071 shares of our 2003 convertible preferred stock. The issuance of such securities was exempt from registration under the Securities Act in reliance on Section 3(a)(9) thereof.

Item 16. Exhibits and Financial Statement Schedules

Exhibit	Description
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2006).
3.2	Form of Restated Certificate of Incorporation to be in effect upon completion of this offering.

3.3	Certificate of Ownership and Merger dated July 14, 1995 (Incorporated by reference from the Registrant's Form S-4 Registration Statement No. 33-95642).
3.4	By-Laws of the Company (Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996).
4.1
Description of the Company' common stock, par value $.01 per share, and the associated preferred Stock purchase rights (Incorporated by reference from the Company's Registration Statement on Form 8-A filed May 13, 1998 under the Exchange Act and the Company's Registration Statement on Form 8-A filed May 2, 2003 under the Exchange Act).
4.2
Indentures dated June 9, 2004 for 100,000 Euro Floating Rate Senior Notes due 2010 and $205,000 8 7/8% Senior Subordinated Notes due 2011(Incorporated by reference from the Registrant's Form S-4 Registration Statement No. 333-118014).
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to the validity of the common stock.
10.1
Form of Stock Option Agreement, dated as of February 8, 2000, between the Company and Richard H. Wiley (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended April 30, 2000).
10.2
Nonqualified Stock Option Agreement dated as of July 15, 1998 between the Company and Richard H. Wiley (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 1998).
10.3
Form of Indemnification Agreement entered into or to be entered into by the Company with each of R. Theodore Ammon, Leon D. Black, Robert H. Falk, Thomas J. Leonard, Marc J. Rowan, Stephen J. Solarz, Gregory Wm. Hunt, Carl C. Ichan, Mark H. Rachesky, and Robert L. Rosen (Incorporated by reference to the Registrant's Form S-1 Registration Statement No. 33-71224).
10.4	Samsonite Corporation 1995 Stock Option and Incentive Award Plan (as amended in 1996) (Incorporated by reference from Proxy Statement filed May 23, 1996).
10.4.1	Samsonite Corporation 1995 Stock Option and Award Plan, Second Amendment (Incorporated by reference from the Registrant's Form S-8 File No. 333-20775, filed January 30, 1997).
10.5
Form of Stock Option Agreement for Awards under the 1995 Stock Option and Incentive Award Plan (as amended in 1996) (Incorporated by reference to the Registrant's Form S-8 File No. 333-05467, filed June 7, 1996).
10.6	Samsonite Corporation Directors' Stock Plan as amended (Incorporated by reference from the Company's Proxy Statement filed May 9, 2001).
10.7
Warrant Agreement, dated as of June 24, 1998, between the Company and BankBoston, N.A. (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 1998).
10.7.1
First Amendment to Warrant Agreement dated as of August 17, 1998, between the Company and BankBoston, N.A. (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 1998).
10.8	Amended and restated FY 1999 Stock Option and Incentive Award Plan (Incorporated by reference from Proxy Statement filed May 11, 2004).

10.9
Form of Stock Option Agreement, dated as of March 24, 1999, between the Company and Richard H. Wiley (Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2000).
10.10
Form of Stock Option Agreement, dated as of November 12, 1999, between the Company and Richard H. Wiley (Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2000).
10.11
Employment Agreement, dated as of June 15, 2001, between the Company and Richard H. Wiley (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended October 31, 2001).
10.12	Employment Agreement, dated as of October 1, 2000, between the Company and Marc Matton (Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended January 31, 2002).
10.13
Recapitalization Agreement by and among Samsonite Corporation, Ares Corporate Opportunities Fund, L.P., Bain Capital (Europe) LLC and Ontario Teachers Pension Plan Board, dated as of May 1, 2003 (including various exhibits thereto) (Incorporated by reference from the Company's current report on Form 8-K dated May 1, 2003).
10.14	Reserved.
10.15
Amendment and Restatement of Term Sheet Between Pension Benefit Guaranty Corporation and Samsonite Corporation (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 2003).
10.16
Agreement dated July 23, 2003 by and between the Company and the Pension Benefit Guaranty Corporation, a United States Government Corporation (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 2003).
10.17	Letter Agreement, dated January 21, 2005, by and between the Company and Thomas Korbas (Incorporated by reference from the Company's current report on Form 8-K filed April 15, 2005).
10.18	Form of Executive Stock Option Agreement dated February 14, 2005 (Incorporated by reference from the Company's current report on Form 8-K/A filed February 18, 2005).
10.19
Consulting Agreement dated April 1, 1995 by and among Samsonite Finanziaria S.R.L., Giuseppe Fremder and Samsonite Italia S.R.L. (now Samsonite S.p.A.) (Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2005).
10.20
Amended and Restated Employment Agreement between Samsonite Corporation and Marcello Bottoli, dated as of May 11, 2005 (Incorporated by reference from the Company's current report on Form 8-K filed May 17, 2005).
10.21	Management Agreement between Samsonite Corporation and Marcello Bottoli, dated as of May 11, 2005 (Incorporated by reference from the Company's current report on Form 8-K filed May 17, 2005).
10.22
Letter Agreement regarding Employment and Management Agreements between Samsonite Corporation and Marcello Bottoli dated as of May 12, 2005 (Incorporated by reference from the Company's current report on Form 8-K filed May 17, 2005).

10.23
Stock Option Agreement dated as of April 19, 2004, among Samsonite Corporation, Marcello Bottoli, and Stonebridge Development Limited (Incorporated by reference from the Company's Proxy Statement filed May 11, 2004).
10.23.1
Amendment 1 to Stock Option Agreement dated as of March 17, 2005, among Samsonite Corporation, Marcello Bottoli, and Stonebridge Development Limited (Incorporated by reference from the Company's current report on Form 8-K filed May 17, 2005).
10.24
Chief Executive Officer Stockholders Agreement, dated as of March 2, 2004, by and among Samsonite Corporation, ACOF Management, L.P., Bain Capital (Europe) LLC, Ontario Teachers' Pension Plan Board, Marcello Bottoli, Stonebridge Development Limited and The Bottoli Trust (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 2005).
10.24.1
Amendment No. 1 to the Chief Executive Officer Stockholders Agreement, dated as of March 17, 2005, by and among Samsonite Corporation, ACOF Management, L.P., Bain Capital (Europe) LLC, Ontario Teachers' Pension Plan Board, Marcello Bottoli, Stonebridge Development Limited and The Carry Trust (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 2005).
10.25
Stockholders Agreement, dated as of July 31, 2003 by and among Samsonite Corporation, Ares Corporate Opportunities Fund, L.P., Bain Capital (Europe) LLC, Ontario Teachers' Pension Plan Board and Ares Leveraged Investment Fund, L.P. (Incorporated by reference from the Company's Proxy Statement filed June 30, 2003).
10.26
Form of Executive Stockholders Agreement, dated as of September 25, 2003, by and among Samsonite Corporation, ACOF Management, L.P., Bain Capital (Europe) LLC, Ontario Teachers' Pension Plan Board and each of the persons listed on Schedule I thereto (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended October 31, 2003).
10.27
Agreement for Purchase and Sale of Real Estate dated January 24, 2005 between Samsonite Corporation and Panattoni Development Company, LLC (Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2005).
10.28
Advisory Agreement between the Company and ACOF Management, Bain Capital (Europe) LLC and Ontario Teacher's Pension Plan Board entered into as of April 1, 2004 (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended April 30, 2004).
10.29	Form of Deed in Respect of Samsonite Corporation Depositary Interests.
10.30	Form of Agreement for the Provision of Depositary Services and Custody Services in Respect of Samsonite Corporation Depositary Interests between Computershare Investor Services PLC and the Company.
21	Subsidiaries of the Company (Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2007).
23*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP.
23.1	Consent of KPMG LLP.
24†	Power of Attorney.

*
To be filed by amendment.

†
Previously filed.

Item 17. Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        We hereby undertake that:

            (i)  for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

            (ii)  for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (iii)  for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

           (vi)  for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    (a)
    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    (b)
    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    (c)
    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    (d)
    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 3 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mansfield, Commonwealth of Massachusetts, on June 27, 2007.

By:	/s/ MARCELLO BOTTOLI
Name: Marcello Bottoli Title: President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 3 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MARCELLO BOTTOLI Marcello Bottoli	President, Chief Executive Officer and Director	June 27, 2007
/s/ RICHARD H. WILEY Richard H. Wiley	Chief Financial Officer, Treasurer, Secretary and Director	June 27, 2007
* Charles J. Philippin	Director	June 27, 2007
* Ferdinando Grimaldi Quartieri	Director	June 27, 2007
* Antony P. Ressler	Director	June 27, 2007
* Lee Sienna	Director	June 27, 2007
* Donald L. Triggs	Director	June 27, 2007
* Richard T. Warner	Director	June 27, 2007

John Allan	Director	June 27, 2007
*By:	/s/ RICHARD H. WILEY Richard H. Wiley Attorney-in-fact	June 27, 2007

INDEX TO EXHIBITS

Exhibit	Description
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2006).
3.2	Form of Restated Certificate of Incorporation to be in effect upon completion of this offering.
3.3	Certificate of Ownership and Merger dated July 14, 1995 (Incorporated by reference from the Registrant's Form S-4 Registration Statement No. 33-95642).
3.4	By-Laws of the Company (Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1996).
4.1
Description of the Company' common stock, par value $.01 per share, and the associated preferred Stock purchase rights (Incorporated by reference from the Company's Registration Statement on Form 8-A filed May 13, 1998 under the Exchange Act and the Company's Registration Statement on Form 8-A filed May 2, 2003 under the Exchange Act).
4.2
Indentures dated June 9, 2004 for 100,000 Euro Floating Rate Senior Notes due 2010 and $205,000 8 7/8% Senior Subordinated Notes due 2011(Incorporated by reference from the Registrant's Form S-4 Registration Statement No. 333-118014).
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP relating to the validity of the common stock.
10.1
Form of Stock Option Agreement, dated as of February 8, 2000, between the Company and Richard H. Wiley (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended April 30, 2000).
10.2
Nonqualified Stock Option Agreement dated as of July 15, 1998 between the Company and Richard H. Wiley (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 1998).
10.3
Form of Indemnification Agreement entered into or to be entered into by the Company with each of R. Theodore Ammon, Leon D. Black, Robert H. Falk, Thomas J. Leonard, Marc J. Rowan, Stephen J. Solarz, Gregory Wm. Hunt, Carl C. Ichan, Mark H. Rachesky, and Robert L. Rosen (Incorporated by reference to the Registrant's Form S-1 Registration Statement No. 33-71224).
10.4	Samsonite Corporation 1995 Stock Option and Incentive Award Plan (as amended in 1996) (Incorporated by reference from Proxy Statement filed May 23, 1996).
10.4.1	Samsonite Corporation 1995 Stock Option and Award Plan, Second Amendment (Incorporated by reference from the Registrant's Form S-8 File No. 333-20775, filed January 30, 1997).
10.5
Form of Stock Option Agreement for Awards under the 1995 Stock Option and Incentive Award Plan (as amended in 1996) (Incorporated by reference to the Registrant's Form S-8 File No. 333-05467, filed June 7, 1996).
10.6	Samsonite Corporation Directors' Stock Plan as amended (Incorporated by reference from the Company's Proxy Statement filed May 9, 2001).
10.7
Warrant Agreement, dated as of June 24, 1998, between the Company and BankBoston, N.A. (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 1998).

10.7.1
First Amendment to Warrant Agreement dated as of August 17, 1998, between the Company and BankBoston, N.A. (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 1998).
10.8	Amended and restated FY 1999 Stock Option and Incentive Award Plan (Incorporated by reference from Proxy Statement filed May 11, 2004).
10.9
Form of Stock Option Agreement, dated as of March 24, 1999, between the Company and Richard H. Wiley (Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2000).
10.10
Form of Stock Option Agreement, dated as of November 12, 1999, between the Company and Richard H. Wiley (Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2000).
10.11
Employment Agreement, dated as of June 15, 2001, between the Company and Richard H. Wiley (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended October 31, 2001).
10.12	Employment Agreement, dated as of October 1, 2000, between the Company and Marc Matton (Incorporated by reference from the Company's Annual Report on Form 10-K for the year ended January 31, 2002).
10.13
Recapitalization Agreement by and among Samsonite Corporation, Ares Corporate Opportunities Fund, L.P., Bain Capital (Europe) LLC and Ontario Teachers Pension Plan Board, dated as of May 1, 2003 (including various exhibits thereto) (Incorporated by reference from the Company's current report on Form 8-K dated May 1, 2003).
10.14	Reserved.
10.15
Amendment and Restatement of Term Sheet Between Pension Benefit Guaranty Corporation and Samsonite Corporation (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 2003).
10.16
Agreement dated July 23, 2003 by and between the Company and the Pension Benefit Guaranty Corporation, a United States Government Corporation (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 2003).
10.17	Letter Agreement, dated January 21, 2005, by and between the Company and Thomas Korbas (Incorporated by reference from the Company's current report on Form 8-K filed April 15, 2005).
10.18	Form of Executive Stock Option Agreement dated February 14, 2005 (Incorporated by reference from the Company's current report on Form 8-K/A filed February 18, 2005).
10.19
Consulting Agreement dated April 1, 1995 by and among Samsonite Finanziaria S.R.L., Giuseppe Fremder and Samsonite Italia S.R.L. (now Samsonite S.p.A.) (Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2005).
10.20
Amended and Restated Employment Agreement between Samsonite Corporation and Marcello Bottoli, dated as of May 11, 2005 (Incorporated by reference from the Company's current report on Form 8-K filed May 17, 2005).
10.21	Management Agreement between Samsonite Corporation and Marcello Bottoli, dated as of May 11, 2005 (Incorporated by reference from the Company's current report on Form 8-K filed May 17, 2005).

10.22
Letter Agreement regarding Employment and Management Agreements between Samsonite Corporation and Marcello Bottoli dated as of May 12, 2005 (Incorporated by reference from the Company's current report on Form 8-K filed May 17, 2005).
10.23
Stock Option Agreement dated as of April 19, 2004, among Samsonite Corporation, Marcello Bottoli, and Stonebridge Development Limited (Incorporated by reference from the Company's Proxy Statement filed May 11, 2004).
10.23.1
Amendment 1 to Stock Option Agreement dated as of March 17, 2005, among Samsonite Corporation, Marcello Bottoli, and Stonebridge Development Limited (Incorporated by reference from the Company's current report on Form 8-K filed May 17, 2005).
10.24
Chief Executive Officer Stockholders Agreement, dated as of March 2, 2004, by and among Samsonite Corporation, ACOF Management, L.P., Bain Capital (Europe) LLC, Ontario Teachers' Pension Plan Board, Marcello Bottoli, Stonebridge Development Limited and The Bottoli Trust (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 2005).
10.24.1
Amendment No. 1 to the Chief Executive Officer Stockholders Agreement, dated as of March 17, 2005, by and among Samsonite Corporation, ACOF Management, L.P., Bain Capital (Europe) LLC, Ontario Teachers' Pension Plan Board, Marcello Bottoli, Stonebridge Development Limited and The Carry Trust (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended July 31, 2005).
10.25
Stockholders Agreement, dated as of July 31, 2003 by and among Samsonite Corporation, Ares Corporate Opportunities Fund, L.P., Bain Capital (Europe) LLC, Ontario Teachers' Pension Plan Board and Ares Leveraged Investment Fund, L.P. (Incorporated by reference from the Company's Proxy Statement filed June 30, 2003).
10.26
Form of Executive Stockholders Agreement, dated as of September 25, 2003, by and among Samsonite Corporation, ACOF Management, L.P., Bain Capital (Europe) LLC, Ontario Teachers' Pension Plan Board and each of the persons listed on Schedule I thereto (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended October 31, 2003).
10.27
Agreement for Purchase and Sale of Real Estate dated January 24, 2005 between Samsonite Corporation and Panattoni Development Company, LLC (Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2005).
10.28
Advisory Agreement between the Company and ACOF Management, Bain Capital (Europe) LLC and Ontario Teacher's Pension Plan Board entered into as of April 1, 2004 (Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the three months ended April 30, 2004).
10.29	Form of Deed in Respect of Samsonite Corporation Depositary Interests.
10.30	Form of Agreement for the Provision of Depositary Services and Custody Services in Respect of Samsonite Corporation Depositary Interests between Computershare Investor Services PLC and the Company.
21	Subsidiaries of the Company (Incorporated by reference from the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2007).
23*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP.
23.1	Consent of KPMG LLP.
24†	Power of Attorney.

*
To be filed by amendment.

†
Previously filed.

QuickLinks

EXPLANATORY NOTE
TABLE OF CONTENTS
PART I: SUMMARY INFORMATION
PART II: RISK FACTORS
PART III: PRESENTATION OF FINANCIAL AND OTHER INFORMATION
PART IV: SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS
PART V: GLOBAL OFFERING STATISTICS
PART VI: EXPECTED TIMETABLE OF PRINCIPAL EVENTS
PART VII: DIRECTORS, SECRETARY, REGISTERED OFFICE, HEAD OFFICE AND ADVISERS
PART VIII: INDUSTRY
PART IX: OUR BUSINESS
PART X: DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE
PART XI: EXECUTIVE AND DIRECTOR COMPENSATION FOR FISCAL YEAR 2007
PART XII: EXCHANGE RATE VARIATION
PART XIII: SELECTED FINANCIAL INFORMATION
PART XIV: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
PART XV: DIVIDEND POLICY
PART XVI: USE OF PROCEEDS
PART XVII: DILUTION
PART XVIII: HISTORIC OVER-THE-COUNTER PRICE RANGE OF COMMON STOCK
PART XIX: PRINCIPAL AND SELLING STOCKHOLDERS
PART XX: HISTORICAL FINANCIAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE
SAMSONITE CORPORATION AND SUBSIDIARIES UNAUDITED CONSOLIDATED BALANCE SHEETS as of April 30, 2007 and January 31, 2007 (In thousands except share and per share data)
SAMSONITE CORPORATION AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS for the three months ended April 30, 2007 and 2006 (In thousands, except per share data)
SAMSONITE CORPORATION AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS) for the three months ended April 30, 2007 (In thousands, except share data)
SAMSONITE CORPORATION AND SUBSIDIARIES UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS for the three months ended April 30, 2007 and 2006 (In thousands)
SAMSONITE CORPORATION AND SUBSIDIARIES UNAUDITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Dollars and Euros in Thousands)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SAMSONITE CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS January 31, 2007, 2006 and 2005 (Dollars in thousands, except per share amounts)
SAMSONITE CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in thousands, except per share amounts)
SAMSONITE CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE INCOME (LOSS) (Dollars in thousands, except share amounts)
SAMSONITE CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in thousands)
SAMSONITE CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS January 31, 2007, 2006 and 2005 (Dollars and Euros in thousands, except per share amounts)
SAMSONITE CORPORATION AND SUBSIDIARIES SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS (In thousands)
PART XXI: DETAILS OF THE GLOBAL OFFERING
PART XXII: DEPOSITARY INTERESTS
PART XXIII: ADDITIONAL INFORMATION
PART XXIV: DEFINITIONS
Samsonite Corporation
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
INDEX TO EXHIBITS